15

07022222

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orkla

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 1 6 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03998

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/5/07


ORKLA ANNUAL REPORT 2006

ORKLA IN 2006

2006 was a good year for the Orkla Group, with the Industry division making progress on a broad front and a high return for the Financial Investments division. At the same time, several strategically important structural changes were implemented. Including the dividend, the return on the Orkla share was 29.2 % in 2006.


sapa



- Organic growth in the Nordic region, operational improvements and acquisitions contributed to the Branded Consumer Goods division's 8.5 % increase in operating profit before amortisation.
- The Speciality Materials division achieved an almost NOK 700 million rise in operating profit before amortisation. The improvement was ascribable to a good market situation, a high level of profit from the energy businesses and the effects of improvement programmes.
- The return on the Share Portfolio was 27.4 % and the market value was NOK 18.2 billion at year-end.
- Orkla increased its exposure in the solar energy industry through its decision to invest NOK 2.7 billion in a new factory for the production of high-purity silicon in Kristiansand (Norway) and by further increasing its interest in the Renewable Energy Corporation ASA (REC).
- The Orkla Group signed a letter of intent with Alcoa with a view to forming a new jointly-owned company based on Sapa's and Alcoa's aluminium profile operations. The merged company will be market leader in both Europe and the USA and Orkla will be the majority shareholder.
- A decision was made to sell Orkla's media business, with the exception of Hjemmet Mortensen. The sale was completed in the second half of the year at a gain of more than NOK 4 billion.

ORKLA IN BRIEF

Orkla is one of the largest listed groups in Norway. Its core businesses are Branded Consumer Goods, Speciality Materials and Financial Investments. Originally a national company primarily engaged in mining operations, Orkla has developed over the past 25 years into an international industrial group. During that period, the Orkla Group has achieved growth in both revenues and profit through a combination of efficient operations and structural initiatives. Orkla's strategy is to ensure long-term value creation and growth through innovation, operational improvements and structural development.

DEVELOPMENT OF OPERATING REVENUES AND OPERATING PROFIT FOR THE INDUSTRY DIVISION*



Sale of Orkla Media
Acquisition of Elkem og Sapa
Establishment of Carlsberg Breweries
Sale of shares in Carlsberg Breweries
Acquisition of Berlingske
Acquisition of remaining shares in Pripps Ringnes
Acquisition of Abba Seafood, Procordia Food, and establishment of Pripps Ringnes with Volvo
Merger with Nora Industrier
Merger with Borregaard
5
4
3
2
1
NOK billion
60
50
40
30
20
10
NOK billion
82
84
86
88
90
92
94
96
98
00
02
04
06

* Historical figures (incl. discontinued operations) for the period 1982-2005. 2004-2006 in accordance with IFRS, while 1982-2003 are in accordance with Norwegian GAAP.
■ Operating profit before amortisation and other revenues and expenses Industry division (left axis). —— Operating revenues Industry division (right axis)

ORKLA'S BUSINESSES

The BRANDED CONSUMER GOODS division comprises Orkla Foods and Orkla Brands. Orkla is a leading supplier of branded consumer goods to the Nordic grocery trade, and has a growing presence in Central and Eastern Europe and Russia.

The SPECIALITY MATERIALS division comprises Elkem, Sapa and Borregaard. Elkem is one of the world's leading manufacturers of metals and minerals. Among other initatives, Elkem is currently developing a new process for the production of silicon for solar cells. Sapa is one of the world's foremost manufacturers of aluminium profiles, profile-based building systems and heat transfer strip. Borregaard holds leading positions in the global wood-based speciality chemicals industry.

The FINANCIAL INVESTMENTS division comprises the Group's Share Portfolio, Orkla Eiendom (real estate) and Orkla Finans (investment services). The combination of these business areas makes Orkla a competent, major player on financial markets.

SHARE OF GROUP OPERATING REVENUES



Orkla Foods	27 %
Orkla Brands	14 %
Elkem	17 %
Sapa	31 %
Borregaard	9 %
Financial Investments	1 %
H.O./Other operations	1 %

Total operating revenues NOK 52,683 million

SHARE OF GROUP OPERATING PROFIT*



Orkla Foods	24 %
Orkla Brands	22 %
Elkem	27 %
Sapa	16 %
Borregaard	7 %
Financial Investments	4 %

Total operating profit NOK 5,084 million

* Before amortisation and other revenues and expenses.

SHARE OF GROUP EMPLOYEES



Orkla Foods	40 %
Orkla Brands	12 %
Elkem	10 %
Sapa	29 %
Borregaard	6 %
Financial Investments	1 %
H.O./Other operations	2 %

Number of employees 28,664



FINANCIAL CALENDAR 2007

All dates subject to change.

19 APR
ANNUAL GENERAL MEETING

20 APR
SHARE QUOTED EXCL. DIVIDEND

3 MAY
FIRST QUARTER REPORT PUBLISHED
DIVIDEND PAID OUT

31 MAY
CAPITAL MARKETS DAY

9 AUG
SECOND QUARTER REPORT PUBLISHED

31 OCT
THIRD QUARTER REPORT PUBLISHED

ORKLA ASA
NOTICE OF ORDINARY GENERAL MEETING

The Ordinary General Meeting of Orkla ASA will be held at Gamle Logen, Grev Wedels plass 2, 0151 Oslo, on **Thursday, 19 April 2007 at 3.00 p.m.**

The agenda is as follows:

1. **Approval of the financial statements for 2006 for Orkla ASA and the Orkla Group and the annual report of the Board of Directors, including approval of a share dividend for 2006 of NOK 10.00 per share, except for shares owned by the Group**

2. **Amendments to the Articles of Association**

In order to bring the Articles of Association into conformity with the Norwegian Code of Practice for Corporate Governance, the Board of Directors presents the following proposal:

Article 18, first paragraph, shall read as follows:

"The General Meeting shall elect two to *five* members to a Nomination Committee for up to two years at a time, *and among these the chairman of the Nomination Committee, and shall determine the remuneration of the Nomination Committee.*"

3. **Change in the nominal value of the share**

The price of an Orkla share has risen significantly in the last few years, and is now one of the highest prices listed on the Oslo Stock Exchange. The price of a share is significantly higher than that of shares in most other comparable companies. In the light of this, the Board of Directors proposes to split the share on a five-for-one basis by changing the nominal value of the share from NOK 6.25 to NOK 1.25. This will also mean that current shareholders will have five times as many shares as they own at present. The company's share capital will remain unchanged, and the value of each shareholder's shareholding will be the same as before. The Board of Directors assumes that splitting the share in this way will have a positive effect on the share over time as more people will invest in the share. The Board proposes that the change take effect on 20 April 2007.

The Board of Directors proposes that the General Meeting adopt the following resolution:

"The General Meeting of Orkla ASA resolves to split the share on a five-for-one basis, thereby changing the nominal value of the share from NOK 6.25 to NOK 1.25 and increasing the total number of shares from 208,286,194 to 1,041,430,970."

The five-for-one share split and related increase in the number of shares will necessitate a corresponding amendment of Article 1, first sentence, of the Articles of Association, which will then read:

"Orkla ASA is a public limited company with a share capital of NOK 1,301,788,712.50 consisting of 1,041,430,970 fully paid up shares, each with a par value of NOK 1.25."

4. **Reduction of capital by redemption of the company's own shares**

As of 31 December 2006, Orkla ASA owned a total of 2,365,095 Orkla ASA shares. The company acquired 1,000,000 of the company's own shares in 2006. The Board proposes to reduce the company's share capital by redeeming (amortising) 1,000,000 shares owned by Orkla ASA in accordance with the rules laid down in the Public Limited Companies Act. The Board has found it expedient to retain approximately 1,350,000 shares in Orkla ASA's ownership in order to be able to fulfil its obligations under the current incentive system and employee share purchase programme.

The capital reduction will not entail any payment from the company. The amount by which the share capital will be reduced will be used to cancel the company's own shares. The auditor has confirmed that, after the capital reduction, the company's tied-up capital will be fully covered.

The Board of Directors proposes that the General Meeting adopt the following resolution, which has been formulated on the assumption that the Board's proposal in item 3 to split the share is adopted:

"The General Meeting of Orkla ASA resolves to reduce share capital by NOK 6,250,000 from NOK 1,301,788,712.50 to NOK 1,295,538,712.50 by redeeming (amortising) 5,000,000 shares owned by Orkla ASA. The number of shares in the company will be reduced from 1,041,430,970 to 1,036,430,970. The amount by which the share capital is reduced will be used to cancel the company's own shares."

Reducing share capital by redeeming the company's own shares will necessitate a corresponding amendment to Article 1, first sentence, of the Articles of Association, which will then read:

"Orkla ASA is a public limited company with share capital of NOK 1,295,538,712.50 consisting of 1,036,430,970 fully paid up shares, each with a par value of NOK 1.25."

If the proposal in item 3 to split the share is not adopted, the proposal to redeem the company's own shares shall be amended from 5,000,000 shares to 1,000,000 shares, and the amendment to Article 1 of the Articles of Association shall be adjusted accordingly.

5. **Authorisation for the Board of Directors to acquire the company's own shares**

At the Ordinary General Meeting on 27 April 2006, the Board of Directors was authorised to acquire the company's own shares until the Ordinary General Meeting in 2007.

The Board of Directors proposes that this authorisation be renewed.

Authorisation to acquire the company's own shares was granted for the first time at the General Meeting on 7 May 1998 and has been renewed each year. Since 7 May 1998 and up to the present date the company has acquired 12,447,526 shares in Orkla ASA in accordance with the authorisation.

The reason for this proposal is, as before, to enable the Board to avail itself of the possibility pursuant to section 9-2 et seq. of the Public Limited Companies Act to acquire the company's own shares up to a maximum value of 10 % of share capital.

Shares acquired pursuant to this authorisation assumes to be amortised or used for employee incentive programmes, cf. item 7 of the agenda.

The Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act, which has been formulated on the assumption that the Board's proposal in item 3 to split the share is adopted:

"The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 125,000,000 divided between a maximum of 100,000,000 shares, provided that the company's shareholding of own shares shall not exceed 10 % of shares outstanding at any given time. The amount that may be paid per share shall be no less than NOK 4 and no more than NOK 120. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation shall apply from 20 April 2007 until the date of the Ordinary General Meeting in 2008."

If the proposal to split the share is not adopted, the proposal to authorise the acquisition of shares in Orkla ASA shall be amended to the effect that the number of shares that may be acquired is 20,000,000, and the amount that may be paid per share shall be no less than NOK 20 and no more than NOK 600.

6. Authorisation for the Board of Directors to increase share capital through the subscription of new shares

At the Ordinary General Meeting on 27 April 2006, the authorisation granted to the Board of Directors to increase share capital by up to NOK 90,000,000 through the subscription of new shares was renewed. The authorisation applies until the Ordinary General Meeting in 2007.

The Board of Directors proposes that the authorisation be renewed.

Such authorisation has regularly been granted by previous General Meetings. The reason for this proposal is, as before, that the authorisation will simplify procedures if it should prove desirable to further develop the Group's core businesses by acquiring companies in return for consideration in the form of subscription of new shares or otherwise increase share capital by means of private placings.

The Board of Directors proposes the following resolution, cf. sections 10-14 to 10-19 of the Public Limited Companies Act, which has been formulated on the assumption that the Board's proposal in item 3 to split the share is adopted:

"The General Meeting of Orkla ASA hereby authorises the Board of Directors to increase share capital through the subscription of new shares with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of 72,000,000 shares, each with a nominal value of NOK 1.25. This authorisation may be used for one or more share issues.

The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Companies Act.

The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA.

The authorisation also applies to mergers pursuant to section 13-5 of the Public Limited Companies Act.

This authorisation shall apply from 20 April 2007 until the date of the Ordinary General Meeting in 2008."

If the proposal to split the share is not adopted, the proposal shall be amended to authorisation to increase share capital by up to 14,400,000 shares, each with a nominal value of NOK 6.25.

7. Orkla's terms and conditions policy, remuneration of senior executive management and the Group's incentive programmes

7.1 Presentation of Orkla's terms and conditions policy and the Board of Directors' declaration of guidelines for the pay and other remuneration of the senior executive management

The Board of Directors declaration is included as note 5 to the annual accounts for Orkla ASA

7.2 Advisory vote on the Board of Directors' guidelines for the remuneration of the senior executive management for the coming financial year

7.3 Approval of guidelines for share-related incentive arrangements

8. Election of members and deputy members to the Corporate Assembly

The recommendation of 7 March 2007 is attached herewith.

9. Election of members to the Nomination Committee and the Committee chairman, cf. item 2 of the agenda

The recommendation of 7 March 2007 is attached herewith.

10. Remuneration of members and deputy members of the Corporate Assembly

The recommendation of 7 March 2007 is attached herewith.

11. Remuneration of members of the Nomination Committee

The recommendation of 7 March 2007 is attached herewith.

12. Approval of the Auditor's remuneration

Pursuant to Article 17 of the Articles of Association, the General Meeting will be opened and chaired by the Chairman of the Corporate Assembly.

Shareholders wishing to attend the General Meeting, either in person or by proxy, must notify the company accordingly in advance. Notice of attendance must be received by DnB NOR Bank ASA, Securities Services, no later than 3.00 p.m. on Monday, 16 April 2007.

The notice of attendance/proxy form is attached herewith. Notice of attendance may also be given electronically through the bank's "Investortjenester" or Orkla's website www.orkla.com.

The shares will be quoted exclusive of the dividend on 20 April 2007. As a matter of form, it is emphasised that the proposal regarding the dividend, cf. item 1 above, applies to the number of shares prior to the implementation of the share split and the increase in the number of shares that is proposed in item 3.

Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 3 May 2007 to shareholders of record as of the date of the Ordinary General Meeting. In order to avoid loss or delay, shareholders must give notice of their acquisition of shares and any change of address as soon as possible, and specify the account into which dividends are to be paid to the bank/stockbroker selected as account manager in respect of the Norwegian Central Securities Depository.

Oslo, 23 March 2007

Harald Arnkværn
Chairman of the Corporate Assembly

APPENDIX TO ITEM 8, 9, 10 AND 11 ON THE AGENDA

To the General Meeting of Orkla ASA

ELECTION OF MEMBERS AND DEPUTY MEMBERS TO THE CORPORATE ASSEMBLY

1. Introduction

The Nomination Committee has discussed the composition of the Corporate Assembly, including deputy members, at four meetings. The Nomination Committee has written to the twenty largest shareholders and has also held meetings and had contacts with representatives of several shareholders.

In connection with the coming election, the Nomination Committee has considered it desirable to have the greatest possible degree of continuity in the membership of the Corporate Assembly.

Further grounds for the recommendation of the Nomination Committee will be given at the General Meeting.

2. The Corporate Assembly

2.1 Members

At the General Meeting of Orkla ASA in spring 2005, the following members of the Corporate Assembly were elected for a term of two years:

	Elected from
Harald Arnkværn	2001
Elisabeth Grieg	2001
Johan H. Andresen Jr.	2001
Svein Aaser	2001
Idar Kreutzer	2001
Arthur Sletteberg	2005

Furthermore, Peter Ruzicka was elected at the General Meeting of Orkla ASA in spring 2006 for one year.

These members are now up for election.

Harald Arnkværn, Svein Aaser and Arthur Sletteberg have declined re-election. The Nomination Committee therefore recommends that the following persons be re-elected:

	No. of own shares/connection with other companies and their shareholdings per 31 Dec 2006:
Elisabeth Grieg	900 shares / Grieg Neptunus 1,750 shares
Johan H. Andresen Jr.	Ferd AS 565,300 shares
Idar Kreutzer	0 shares / Storebrand 4,186,566 shares
Peter Ruzicka	10,000 shares / Canica-system 41,750,000 shares

The Nomination Committee also recommends that the following persons be elected as new members of the Corporate Assembly:

	No. of own shares/connection with other companies and their shareholdings per 31 Dec 2006:
Knut Brundtland	0 shares
Rune Bjerke	0 shares / DnB NOR 74,152 shares and Vital Forsikring ASA 2,659,797 shares
Knut Houg	0 shares / Oslo Pensjonsforsikring 3,000,000 shares

Pursuant to Article 8, fourth paragraph, of the Articles of Association, it is proposed that the term of office be set at two years, i.e. until the ordinary General Meeting in 2009.

2.2 Deputy members

At the General Meeting of Orkla ASA in spring 2005, the following deputy members were elected for a term of two years:

	No. of own shares/connection with other companies and their shareholdings per 31 Dec 2006:
Terje Venold	0 shares
Anne Birgitte Fossum	1,300 shares / 0 shares
Scilla Treschow Hokholt	14,393 shares / 0 shares
Westye Høegh	Fraternitas AS 77,856 shares and Liv-Fond AS 13,168 shares

Westye Høegh has declined re-election as a deputy member. The Nomination Committee therefore recommends that the following persons be re-elected:

Terje Venold
Anne Birgitte Fossum
Scilla Treschow Hokholt

As a new, sixth deputy member, the Nomination Committee recommends that the following person be elected:

	No. of own shares/connection with other companies and their shareholdings per 31 Dec 2006:
Andreas Enger	0 shares / Norske Skogindustrier ASA 13 shares

Pursuant to Article 8, fourth paragraph, of the Articles of Association, it is proposed that the term of office for these members be set at two years, i.e. until the ordinary General Meeting in 2009.

A brief description of the persons who are recommended as new members/deputy members is given in the appendix to this recommendation.

3. Nomination Committee

The members of the Nomination Committee are not up for election. The Chairman of the Nomination Committee, Harald Arnkværn, will resign as he has declined re-election to the Corporate Assembly. In accordance with the Norwegian Code of Practice for Corporate Governance, it is proposed that Orkla's Articles of Association be amended to enable the Chairman of the Nomination Committee to be directly elected by the General Meeting. Provided that such an amendment to the Articles of Association is adopted, the Nomination Committee recommends that:

Knut Brundtland

be elected as a new member and the new Chairman of the Nomination Committee.

4. Remuneration

The Nomination Committee recommends that the General Meeting set the following remuneration rates for members of the Corporate Assembly and the Nomination Committee:

4.1 Corporate Assembly

i) Chairman, annual remuneration NOK 120,000 plus meeting attendance fee
ii) Deputy Chairman, annual remuneration NOK 30,000 plus meeting attendance fee
iii) Member/deputy member, NOK 6,000 per meeting attended by the member/deputy member

4.2 Nomination Committee

i) Chairman, NOK 6,000 per meeting
ii) Member, NOK 4,000 per meeting

Oslo, 7 March 2007

Harald Arnkværn   Idar Kreutzer   Elisabeth Grieg

Leiv Askvig   Olaug Svarva

Encl.

APPENDIX TO THE RECOMMENDATION OF THE NOMINATION COMMITTEE

The following information concerns the recommended new members and new deputy member of the Corporate Assembly:

Knut Brundtland: Advocate, investor and board chairman

Former partner in the law firm Bugge Arentz-Hansen & Rasmussen

Rune Bjerke

President and CEO of DnB NOR ASA
Former President and CEO of Hafslund ASA
Director Scancem International
Director Aker Sement og Byggevarer
Municipal Finance Commissioner, City of Oslo
Member of the Board of Directors of DnB NOR Bank ASA
Chairman of the Board of Directors of Vital Forsikring ASA

Knut Houg

Finance Director, Oslo Pensjonsforsikring AS
Former Chief Economist, Folketrygdfondet and Alfred Berg ABN Amro

Andreas Enger

Finance Director, Norske Skogindustrier ASA
Former Managing Director, Midelfart Holding AS
Senior Vice President, Petroleum Geo Services ASA and partner in McKinsey & Company Inc.

VEDLEGG TIL VALGKOMITÉENS INNSTILLING:

For de nye medlemmer og det nye varamedlem til Bedriftsforsamlingen kan opplyses:

Knut Brundtland, advokat, investor og styreleder

Tidligere partner i Advokatfirmaet Bugge Arentz-Hansen & Rasmussen

Rune Bjerke

Konsernsjef DnB NOR ASA
Tidligere konsernsjef i Hafslund ASA
Direktør Scancem International
Direktør Aker Sement og Byggevarer
Finansbyråd, Oslo kommune
Styremedlem DnB NOR Bank ASA
Styreleder Vital Forsikring ASA

Knut Houg

Finansdirektør Oslo Pensjonsforsikring AS
Tidligere sjeføkonom Folketrygdfondet og Alfred Berg ABN Amro

Andreas Enger

Finansdirektør Norske Skogindustrier ASA
Tidligere adm. direktør Midelfart Holding AS
Senior Vice President, Petroleum Geo Services ASA og partner i McKinsey & Company Inc.

KEY FIGURES

OPERATING REVENUES*


60,000
40,000
20,000
NOK million
42,979
45,368
32,126
55,304
52,683
02 03 04 05 06

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


6,000
4,000
2,000
NOK million
3,663
3,827
2,738
4,805
5,084
02 03 04 05 06

* Historical figures (incl. discontinued operations) for the period 2002-2005. 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP.

EARNINGS PER SHARE DILUTED


80
60
40
20
NOK
7.7
9.2
75.4
28.1
54.3
02 03 04 05 06

Earnings per share before gain on sale of Orkla's interest in Carlsberg Breweries

Earnings per share before net profit and gain on sale of Orkla Media

KEY FIGURES[1]	2006	2005	2004	2003	2002
Operating revenues(NOK million)	52,683	55,304	32,126	45,368	42,979
Operating profit before amortisation and other revenues and expenses (NOK million)	5,084	4,805	2,738	3,827	3,663
Operating margin before amortisation and other revenues and expenses (%)	9.7	8.7	8.5	8.4	8.5
Ordinary profit before taxes (NOK million)	8,525	7,206	3,791	2,867	2,407
Earnings per share diluted (NOK)	54.3	28.1	75.4	9.2	7.7
Earnings per share diluted, adjusted[2] (NOK)	36.5	30.1	17.4	16.2	10.6
Return on capital employed, Industry division[3] (%)	12.5	11.3	14.8	12.8	13.0
Return on Share Portfolio (marked to market) (%)	27.4	38.4	21.6	29.8	(14.8)
Equity ratio (%)	60.4	50.8	69.6	35.9[4]	35.2

[1] Historical figures (incl. discontinued operations) for the period 2002-2005. 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP.
[2] Adjusted for amortisation, other revenues and expenses, the gain on the sale of Orkla's interest in Carlsberg Breweries in 2004 and for the net profit and gain on sale of Orkla Media in 2006.
[3] See definition page 62.
[4] Before additional dividend.

NET SALES BY GEOGRAPHICAL AREA



Norway	23 %
Other Nordic countries	24 %
Central and Eastern Europe	10 %
Other European countries	30 %
Asia	5 %
America	8 %

Net sales NOK 51,535 million.

CAPITAL EMPLOYED BY GEOGRAPHICAL AREA



Norway	49 %
Other Nordic countries	30 %
Central and Eastern Europe	7 %
Other European countries	9 %
Asia	1 %
America	3 %
Other	1 %

Capital employed (book value) NOK 42,619 million.

EMPLOYEES BY GEOGRAPHICAL AREA



Norway	26 %
Other Nordic countries	25 %
Central and Eastern Europe	26 %
Other European countries	15 %
Asia	3 %
America	5 %

Number of employees 28,664

ORKLA'S BUSINESS AREAS

OPERATING REVENUES¹ | KEY FIGURES

ORKLA FOODS

Orkla Foods is a leading developer, marketer and supplier of food products in the Nordic region, and has also a growing presence in Central and Eastern Europe and Russia. Operations are concentrated around the company's own strong brands and concepts. Orkla Foods currently holds number one and number two positions in most of its core segments: pizza/pies, sauces, seafood, ready meals, fruit and berry products, chocolate, baking ingredients and bakery products.



15,000
12,000
9,000
6,000
3,000
NOK million
11,062
11,913
12,711
13,650
14,266
02 03 04 05 06

Operating revenues: NOK 14,266 million

Operating profit²: NOK 1,278 million

Number of employees: 11,395

¹ 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP
² Before amortisation and other revenues and expenses

ORKLA BRANDS

Orkla Brands comprises Orkla's most advertising and marketing-intensive product categories, and has the Nordic region as its domestic market. Orkla Brands companies produce detergents, personal hygiene/cosmetics products, snacks, confectionery, biscuits, textiles, dietary supplements and health products. Based on solid, long-standing traditions, Orkla Brands develops, manufactures and markets leading branded consumer goods that have a strong identity and position among consumers and retailers.



8,000
6,000
4,000
2,000
NOK million
4,500
4,739
4,787
6,336
7,250
02 03 04 05 06

Operating revenues: NOK 7,250 million

Operating profit²: NOK 1,177 million

Number of employees: 3,364

¹ 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP
² Before amortisation and other revenues and expenses

ELKEM

Elkem is a world leader in the environmentally-friendly production of metals and materials. Its main products are aluminium, energy, silicon metal, special alloys of ferrosilicon for the foundry industry, carbon and microsilica. Elkem is also investing substantial resources in the solar cell industry. The company has production plants in Europe, North America, South America and Asia, in addition to an extensive network of sales offices and agents in all its main markets.



10,000
8,000
6,000
4,000
2,000
NOK million
8,052
8,309
9,334
9,128
9,180
02 03 04 05 06

Operating revenues: NOK 9,180 million

Operating profit²: NOK 1,438 million

Number of employees: 2,959

¹ 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP. 2002-2004 are from Elkem's Income Statements
² Before amortisation and other revenues and expenses

SAPA

Sapa develops, manufactures and markets value-added profiles, profile-based building systems and heat transfer strip in aluminium. Its business concept is based on close cooperation with customers, who are largely located in Europe, North America and Asia. Its main customer segments are the construction, transport, automotive and engineering industries and the home and office sectors. The company has production plants in 13 countries in Europe, the USA and China.



20,000
15,000
10,000
5,000
SEK million
11,090
11,803
13,990
14,541
18,759
02 03 04 05 06

Operating revenues: SEK 18,759 million

Operating profit²: SEK 963 million

Number of employees: 8,434

¹ 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Swedish GAAP. 2002-2004 are from Sapa's Income Statements
² Before amortisation and other revenues and expenses

BORREGAARD

Borregaard is the world's leading company in the field of wood-based speciality chemicals, in addition to holding strong positions in the ingredients, fine chemicals and energy industries. Over more than a century of operations, the company has developed unique expertise and offers a range of increasingly specialised value-added products. Borregaard is an international company and has production units and sales offices in the main industrial markets.



8,000
6,000
4,000
2,000
NOK million
5,726
6,048
6,217
4,358
4,658
02 03 04 05 06

Operating revenues: NOK 4,658 million

Operating profit²: NOK 366 million

Number of employees: 1,811

¹ 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP
² Before amortisation and other revenues and expenses

FINANCIAL INVESTMENTS

The Financial Investments division comprises three main areas of activity: the Share Portfolio, Orkla Finans and Orkla Eiendom. The Portfolio unit manages one of Norway's largest share portfolios, which mainly consists of investments in the Nordic region and Eastern Europe. Orkla Finans offers investment services to institutional and private investors, while Orkla Eiendom invests in and develops real estate. The division also includes Borregaard Skoger, which develops and manages Orkla's forest properties.



1,200
900
600
300
NOK million
311
350
431
1,004
763
02 03 04 05 06

Operating revenues: NOK 763 million

Operating profit²: NOK 185 million

Profit before tax: NOK 4,375 million

Number of employees: 214

¹ 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP
² Before amortisation and other revenues and expenses

	GOALS	STRATEGY
ORKLA FOODS	• Orkla Foods aims to be the leading supplier of branded food products within its categories in the Nordic region. • The company aims to be a significant player in Central and Eastern Europe and Russia. • Orkla Foods aims to be a leading European supplier of baking ingredients.	Orkla Foods invests substantial resources in efforts to understand the varying needs of consumers in different markets. The company intends to step up innovation, better target its advertising and make its product design more appealing. At the same time, Orkla Foods aims to be a low-cost manufacturer with an efficient product supply chain, and has therefore implemented a number of improvement programmes with ambitious targets. Orkla Foods also focuses on structural growth and is considering several acquisitions.
ORKLA BRANDS	• Orkla Brands aims to be the market's foremost innovator and brand-builder within its categories in the Nordic grocery trade. • The company will develop, manufacture and market branded consumer goods that have the potential to achieve strong market positions. • Orkla Brands strives to create added value for its partners, and aims to be a preferred supplier for Nordic retailers.	Orkla Brands seeks to exploit interesting commercial opportunities where its existing business systems and/or competencies can give it a competitive edge. By focusing on innovation and brand maintenance, Orkla Brands aims to create value for itself and its customers. Orkla Brands will actively seek new cooperation partners, both within and outside the Nordic region, either by expanding its business areas or through purely geographical expansion.
ELKEM	• Elkem's primary goals are customer satisfaction, continuous improvement and growth. • The company will focus on selected areas of the metals and materials markets where Elkem can be a leading player. • Elkem is focusing actively on the solar cell industry.	Elkem invests in the development and application of technology and business systems that generate continuous process and cost improvements. By focusing on its strategic position, change processes and product development, the company ensures that the composition of its product portfolio is continuously oriented towards more customised products and business areas with greater potential for underlying growth. Elkem seeks to ensure predictability in every part of its value chain by entering into long-term agreements and contracts and actively identifying risks.
SAPA	• Sapa aims to strengthen its positions in Europe and actively expand in markets outside Europe. • The company seeks to generate annual growth of 10 % through a combination of organic growth and acquisitions. • To underpin its efforts to create value, the company sets individual targets for each segment for sales growth, profit performance and capital employed.	Through innovation, the application of business knowledge and cost-effective operations, Sapa aims to be its customers' partner of choice. The company seeks to achieve profitable growth by developing new areas of application for its products and creating added value in close cooperation with its customers. Sapa will ensure its competitiveness by focusing strongly on cost and capital effectiveness in all its operations. Good organic growth will be complemented by strategic acquisitions that further strengthen its market positions.
BORREGAARD	• Borregaard aims to further develop its basic operations in the wood-based chemicals segment. • The company will achieve new growth through innovation. • Borregaard will improve its cost position.	By commercialising its innovation portfolio Borregaard will further increase its product specialisation and strengthen the market position of its present operations. The company will also achieve growth in new areas, primarily by exploiting the position that Borregaard has developed in the omega-3 segment. Based on existing expertise, the company will seek new business opportunities in the field of bioenergy and biofuel. Borregaard will further enhance its competitive edge by continuously improving its operations.
FINANCIAL INVESTMENTS	• The Financial Investments division aims to maximise the long-term return on invested capital. • In addition the division aims to provide the Group with industrial options.	The division's strategy is to identify and invest in value-creating assets, primarily in the form of shares and real estate. These investments are made within the geographical areas in which Orkla has industrial operations. The Share Portfolio will also contribute to the Orkla Group's industrial development through its ownership positions. Orkla Finans provides investment services for institutional and private investors.

DEVELOPING PEOPLE – CREATING VALUE



Mental power will be the crucial energy source of the future – and this type of energy is always renewable!

The past few years have been an eventful period for Orkla and there has been a great deal to be pleased about.

From an operational point of view, Orkla is doing well. It is gratifying that all the main business areas improved their performance compared to last year. However, we must not forget that most of Orkla's main markets are enjoying an economic upswing that is helping us along.

Orkla's improvement culture must be further developed. This is essential in a market where our competitors are becoming more adept and more international. The status quo is not an alternative for Orkla companies.

It is inspiring to see the burgeoning development that is taking place within the Group. At Orkla, development is all about creating "new ripples in the water". A combination of scientific know-how and the operator's insight produces the strongest alloy. And team effort is our working method.

Mental power will be the crucial energy source of the future – and this type of energy is always renewable!

Orkla's business areas are undergoing a period of dynamic development. Our aim is to continue the growth strategy we have pursued in recent years. We envisage further investments in the Nordic region and on international markets. At the same time, continuous productivity improvements and restructuring are essential. Orkla Media was sold following a thorough internal process.

The Branded Consumer Goods business has strengthened its position in the Nordic region. We wish to develop our positions in Russia and in selected countries in Eastern Europe. Furthermore, the Group is taking a step into India. Orkla pursues a classic branded consumer goods strategy, with emphasis on innovation and strong brands based on consumer insight.

The letter of intent signed with Alcoa to form a leading global company in the field of extruded aluminium profiles is an aggressive industrial move. Successfully merging Sapa's and Alcoa's operations and at the same time improving profitability will be an important task. The new company is expected to be established in the course of the coming months.

In the field of renewable energy, solar energy has assumed a central role at Orkla through the 39.99 % ownership interest in Renewable Energy Corporation ASA (REC) and the wholly-owned business unit Elkem Solar. This industry offers opportunities for strong growth, but it also entails significant risk as regards which will be the leading technologies and business models. At the same time, the Group's hydropower resources have produced good cash flow.

Orkla's Materials business, based on Elkem and Borregaard, consists of segments that generate good earnings, such as primary aluminium and lignin, but also businesses that have challenging operating parameters, such as silicon and cellulose. Substantial resources are being invested in technology and process development.

Orkla's Financial Investments continues to generate a good return as well as contributing to the development of the Group by identifying industrial opportunities.

The development of human capital is of vital importance for Orkla, which aims to be a competence-driven Group. Development of the corporate culture, on-the-job training, the Orkla Academies and the management development programmes all reflect our strong focus on this area.

In the light of Orkla's ambitions for acquisition-based growth, it will be crucial to strengthen our capacity to develop more managers and technical and professional experts. We must also improve the Group's ability to transfer expertise between companies.

Orkla seeks to be a learning organisation in areas that contribute to long-term value creation. The Orkla Model in this respect can be illustrated by the "diamond" below.

From this point of view, purposeful development of the Group's human capital does not exist in a vacuum but in close interaction with the other business processes that affect value creation. The Group's corporate culture will continue to be a fundamental pillar of the Orkla community in the future.



Dag J. Opedal
Group President and CEO

THE ORKLA DIAMOND


AMBITIOUS TARGETS
STRUCTURAL MEASURES
DEVELOPMENT OF LEADERSHIP CAPACITY AND FUNCTIONAL EXPERTISE
ORKLA GOALS AND VALUES
OPERATIONAL EXCELLENCE
IMPROVEMENT ORIENTATION
CUSTOMER FOCUS AND INNOVATION ABILITY

THE GROUP EXECUTIVE BOARD


2
4
5
3
7
6
1

1. DAG J. OPEDAL (47)

GROUP PRESIDENT AND CEO

Degree (siviløkonom) from the Norwegian School of Economics and Business Administration (NHH) and an MBA from INSEAD in France. Acting Group President and CEO since January 2005, Group President and CEO since June 2005. Member of Orkla's Group Executive Board since 2001. Previously head of Orkla Foods and Stabburet. Prior to that, Finance Director at Nora, head of business development at Nora and Company Secretary/Group Controller at Dyno Industrier. Member of the Board of Directors of Jotun AS, the Supervisory Board of DnB NOR ASA and the Nomination Committee of Storebrand ASA, and FAFO Council member.
Mr Opedal and related parties own 21,333 shares and 350,000 options in Orkla ASA.

2. TORKILD NORDBERG (49)

EXECUTIVE VICE PRESIDENT
BRANDED CONSUMER GOODS

Degree (siviløkonom) from the Norwegian School of Economics and Business Administration (NHH). Managing Director of Orkla Brands since 2002 and member of Orkla's Group Executive Board since 2005. Director Lilleborg Home and Personal Care from 1997, Personal Care Products/Hygiene 1994–1997 and Industrial Detergents 1993–1994, prior to which he held management positions in marketing/sales at Lilleborg. Member of the Board of Directors of Jotun AS.
Mr Nordberg and related parties own 3,054 shares and 68,333 options in Orkla ASA.

3. OLE ENGER (59)

EXECUTIVE VICE PRESIDENT
ALUMINIUM EXTRUSION

Degree in Agricultural Economics from the Agricultural University of Norway, degree (foretaksøkonom) from the Norwegian School of Economics and Business Administration (NHH) and further studies at IMD in Switzerland. Managing Director of Sapa since 2007 and member of Orkla's Group Executive Board since 2005. Group CEO of Elkem, 1992–2005. Formerly Director at Norsk Hydro in charge of the Biomarine Division & Hydro Seafood. Member of the Board of Directors of the Renewable Energy Corporation ASA and member of the Supervisory Board of Storebrand ASA.
Mr Enger and related parties own 120 shares and 47,900 options in Orkla ASA.

4. ROAR ENGELAND (47)

EXECUTIVE VICE PRESIDENT
FINANCIAL INVESTMENTS AND CORPORATE DEVELOPMENT

Master in Philosophy from the University of Oslo, MBA from INSEAD in France and graduate of the Norwegian Military Academy. Head of the Corporate Development Department since 1996 and member of Orkla's Group Executive Board since 2001. Formerly a consultant at McKinsey & Company, following a military career. Member of the Board of Directors of the Renewable Energy Corporation ASA and member of the Supervisory Board of Storebrand ASA.
Mr Engeland and related parties own 25,554 shares and 210,000 options in Orkla ASA.

5. TERJE ANDERSEN (49)

EXECUTIVE VICE PRESIDENT
CHIEF FINANCIAL OFFICER (CFO)

Degree (siviløkonom) from the Norwegian School of Economics and Business Administration (NHH). Chief Financial Officer at Orkla since 2000 and member of Orkla's Group Executive Board since 2005. Prior to that he was Finance Director at Orkla Brands and Lilleborg. Has also held positions at Deloitte Consulting and Nevi Finans.
Mr Andersen and related parties own 3,720 shares and 24,000 options in Orkla ASA.

6. HILDE MYRBERG (49)

EXECUTIVE VICE PRESIDENT
CORPORATE FUNCTIONS

Degree in Law from the University of Oslo and an MBA from INSEAD in France. Member of Orkla's Group Executive Board since 2006. Head of the Markets Sector at Hydro Oil & Energy until 2006. Has held various positions at Hydro including posts in corporate development and markets at Hydro Energy, worked as Group Lawyer and served as Secretary to the Board of Directors. Member of the Board of Directors of Kongsberg Automotive ASA and Petoro AS, and member of the Corporate Assembly of Jotun AS.
Ms Myrberg and related parties own 120 shares and 15,000 options in Orkla ASA.

7. INGER JOHANNE SOLHAUG (37)

EXECUTIVE VICE PRESIDENT
CORPORATE DEVELOPMENT MARKETING & SALES

Degree (siviløkonom) from the Norwegian School of Economics and Business Administration (NHH). An Orkla employee since 1993 and member of Orkla's Group Executive Board since 2006. Has held various marketing positions at Orkla Brands and Orkla Foods.
Ms Solhaug and related parties own 720 shares and 26,333 options in Orkla ASA.

Shares and options owned are updated as of February 2007.

REPORT OF THE BOARD OF DIRECTORS

2006 was a good year for the Orkla Group, with the Industry division making progress on a broad front and a high return for the Financial Investments division. At the same time, several strategically important structural changes were implemented. Including the dividend, the return on the Orkla share was 29.2 % in 2006.

MAIN TRENDS IN 2006

Orkla strengthened its business platforms in 2006 through both improved operational performance as well as a number of structural measures. With a combination of strong focus on innovation and marketing and extensive cost reduction programmes, the Branded Consumer Goods business reinforced its strong position in the Nordic region. Orkla Foods Nordic and Orkla Brands achieved total operating revenues of NOK 16,533 million, almost 9 % higher than in 2005, and an operating margin of nearly 14 %. The acquisition of Dansk Droge has given Orkla a strong position in health-related products in the Nordic region, while the acquisition of the chocolate manufacturer Krupskaya has expanded and strengthened the business base in Russia.

Many years of research and hard work to develop a metallurgical technology for the manufacture of high-purity silicon for use in solar energy production reached a stage where the Board of Directors could make a decision regarding the commercialisation of this technology. In October, the Board therefore decided to allocate NOK 2.7 billion for a new factory to produce solar-grade silicon in Kristiansand, Norway. The factory is expected to be completed in mid-2008 and will initially provide approximately 150 new jobs in a new high-tech area for Orkla that has potential for further expansion. In the course of 2006, Orkla increased its ownership interest in the Renewable Energy Corporation ASA (REC) to 27.5 % and at the beginning of 2007 further increased its stake to 39.99 %. REC is one of the leading companies in a strongly growing solar energy market. In conjunction with the investment in the Group's own capacity for production of solar-grade silicon, this gives Orkla interesting exposure to an industry that has significant growth potential. Due to unfavourable operating parameters for the traditional silicon business, the number of production plants has been cut from five to three in the past two years and total production capacity has been reduced by about 75,000 tonnes.

Towards the end of the year, Orkla signed a letter of intent with Alcoa concerning the establishment of a new jointly-owned company based on Sapa's and Alcoa's aluminium profile businesses. The new company will be market leader in both Europe and the USA and will provide new opportunities for value creation as a result of a more competitive industrial structure. Orkla will be the majority shareholder in the new company, which is expected to be established in the course of the next few months.

After a comprehensive internal strategic process, in the first quarter of 2006 the Board of Directors decided to open the way for structural cooperation on or the sale of all or parts of Orkla's media business. Potential cooperative solutions proved impossible to implement. With the exception of the magazine business, represented by Orkla's interest in Hjemmet Mortensen, in July the Board of Directors therefore decided to sell the remainder of the media business to a British media company, the Mecom Group plc. The sale price for the shares amounted to NOK 7,550 million and the net contribution to profit from discontinued operations amounted to more than NOK 4 billion in 2006. Parts of the settlement were made in the form of shares in the Mecom Group plc, which were sold at the beginning of 2007 at a further gain of approximately NOK 300 million.

The comprehensive operational improvement programmes continued throughout 2006. The Group's stated goal is to reduce the cost base by NOK 1.7 billion by the end of 2008 compared with the level at the end of 2005. More than 60 % of this reduction was realised in 2006. The programmes are therefore proceeding satisfactorily and made an important contribution to the Group's profit growth in 2006.

In 2006, the Branded Consumer Goods business increased its operating revenues by 8.4 % and its operating profit before amortisation and other revenues and expenses by 8.5 %. This progress was driven by a combination of structural and organic growth and internal operational improvements. The markets for several parts of the Speciality Materials area, especially energy and aluminium, were good in 2006. Combined with internal restructuring and operational improvements, this resulted in significant profit growth. For Speciality Materials, operating profit before amortisation increased from NOK 1,949 million to NOK 2,643 million.

In the Financial Investments division, the rise on the stock markets significantly increased the value of the Group's share portfolio. The net asset value after tax rose NOK 4.3 billion, equivalent to a return of 27.4 %. The increased focus on investment management and structured products through Orkla Finans generated good profit growth also in 2006.

Earnings per share diluted totalled NOK 54.3, compared with NOK 28.1 in 2005. Adjusted for amortisation, other revenues and expenses and discontinued operations, earnings per share were NOK 36.5, compared with NOK 30.1 the previous year.

In 2006 the price of the Orkla share increased from NOK 279.50 to NOK 353.00. Including reinvested dividends, this represented a return for shareholders of 29.2 %.

Net interest-bearing liabilities were reduced by NOK 4.6 billion to NOK 11.4 billion in the course of the year. With its strong financial situation and broad frontier of industrial opportunity, the Orkla Group has a good foundation for continuing to pursue its strategy for long-term value creation.

The Board of Directors proposes an ordinary dividend of NOK 10 per share, 33 % higher than the dividend of NOK 7.50 for 2005.

The financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted by the EU. The Board of Directors confirms that the going concern assumption applies.

After the end of the year, Orkla bought approximately 62 million shares in REC, equivalent to 12.48 % of the company's share capital, from Good Energies Investments (GEI). The price was NOK 105 per share and the purchase price therefore amounted to approximately NOK 6.5 billion. Following this transaction, Orkla's total ownership interest in REC is 39.99 %. At the same time, Q-Cells AG bought 17.9 % of the share capital in REC from GEI. As part of this transaction, by issuing three put options, Orkla has given Q-Cells financial downside protection for 15.9 % of the share capital in REC. Of these, options equivalent to 11.9 % of the share capital in REC have an exercise price of NOK 90 per share, while options equivalent to the remaining 4 % of the share capital in REC have an exercise price of NOK 70 per share. The put options have a term of from one to three years. The purchase of shares in REC will increase Orkla's net interest-bearing liabilities by approximately NOK 6.5 billion.

COMMENTS ON ORKLA'S RESULTS

Group operating revenues amounted to NOK 52.7 billion, compared with NOK 47.3 billion in 2005. Contributions from acquired companies amounted to approximately NOK 1,100 million. Dansk Droge and Krupskaya were the main acquisitions. For existing business, Sapa achieved the strongest growth, driven by good markets and higher sales volumes, as well as by high aluminium prices, which resulted in price rises for Sapa's finished products. Sapa's total revenue growth was 30 % (in NOK), and volume growth was 15 %.

Operating profit before amortisation and other revenues and expenses totalled NOK 5,084 million, up NOK 590 million or 13 % from 2005. All areas within the Industry division reported profit growth. The greatest improvement was in the Speciality Materials area. In the light of its more challenging markets, however, the Branded Consumer Goods area also achieved satisfactory growth of almost 8.5 %. A generally high level of activity, the development of new corporate functions in the fields of manufacturing efficiency, purchasing and marketing, and higher provisions for the Group's bonus programmes resulted in higher Group costs in 2006.

Results from foreign units are translated into NOK on the basis of average exchange rates for the year. Due to changes in exchange rates from 2005 to 2006, there were positive currency translation effects in the course of the year. For operating revenues and operating profit before amortisation, they amounted to NOK +378 million and NOK +40 million respectively, compared with NOK -602 million and NOK -44 million respectively in 2005.

Restructuring provisions and write-downs, reported as "Other expenses", amounted to NOK 388 million in 2006. The main items are related to Borregaard's operations in Switzerland and Elkem's decision to move Bjølvefossen's production of value-added ferrosilicon to Iceland in 2008. None of these write-downs will affect cash flow. Borregaard's Swiss operations reported weak profit in 2006. A comprehensive improvement programme is currently being implemented, the goal of which is to bring the company back to a satisfactory profit level. In accordance with IFRS, however, property, plant and equipment were written down by NOK 255 million (CHF 50 million). Elkem will bring new business to Bjølvefossen, but the extent to which current property, plant and equipment can be uti-

EARNINGS PER SHARE DILUTED


80
60
40
20
NOK
7.7
9.2
75.4
28.1
54.3
34.4
02 03 04 05 06

Earnings per share before gain on sale of Orkla's interest in Carlsberg Breweries. Earnings per share before net profit and gain on sale of Orkla Media.

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


6,000
4,000
2,000
NOK million
3,663
3,827
2,738
4,805
5,084
02 03 04 05 06

OPERATING MARGIN BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


10
8
6
4
2
%
8.5
8.4
8.5
8.7
9.7
02 03 04 05 06

* Historical figures (incl. discontinued operations) for the period 2002-2005. 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP.

lised directly is uncertain and these assets have therefore been written down by NOK 115 million.

In connection with the acquisition of Elkem, a significant part of the excess values were allocated to power rights and power contracts with limited useful life. These excess values are amortised over their anticipated useful life and amount to NOK 198 million in 2006. The remaining amortisations, amounting to NOK 18 million, are related to the amortisation of certain intangible assets with a limited useful life from acquisitions in other business areas. All intangible assets have been tested for impairment in accordance with IFRS but this did not give rise to further write-downs in 2006.

Associates primarily consist of Orkla's ownership interests in Jotun AS (42.5 %) and REC. Orkla's ownership interest in REC amounted to 27.5 % at year-end and, as mentioned earlier, has since been increased to 39.99 %. Associates are reported in the financial statements in accordance with the equity method. Jotun reported a good operational performance, with operating revenues up 15 % to NOK 7,733 million, while operating profit increased by 21 % to NOK 645 million. In the consolidated financial statements, the contribution to profit from Jotun amounted to NOK 151 million in 2006. REC has further strengthened its position as one of the leading companies in the solar energy sector and in 2006 reported operating revenues of NOK 4,334 million (+77 %) and EBITDA of NOK 1,965 million (+137 %). At the beginning of 2006, REC had issued two convertible bonds. According to IFRS, the value of the option element is reported as a financial expense. This imputed expense represented NOK -104 million for Orkla's ownership share, and REC's contribution to Orkla's profit was NOK 128 million in 2006. On the other hand, Orkla also owned part of REC's convertible bonds that were converted at the end of March 2006. According to IFRS, the increase in value until the time of conversion must be recognised as a financial income in Orkla's financial statements. This imputed revenue is calculated to be NOK 282 million and is reported under "Finance income" in the income statement.

Driven by the growth of the stock markets in the Nordic region and Europe, the return on Orkla's share portfolio was 27.4 % in 2006. In the financial statements, gains and losses/write-downs in the Share Portfolio amounted to NOK 3,271 million and dividends received amounted to NOK 759 million. The corresponding figures for 2005 were NOK 2,186 million and NOK 994 million respectively.

The sale of Orkla Media contributed to a reduction in the Group's net interest-bearing liabilities to NOK 11.4 billion at the end of 2006. Net finance items amounted to NOK -284 million, compared with NOK -464 million in 2005.

The Group's tax charge for 2006 of 16 % is lower than normal company tax charge in countries where Orkla have operations. This is due to the fact that dividends and gains from the Share Portfolio to a large extent are tax exempt. The gain from the sale of the media business is also tax exempt.

FINANCIAL SITUATION AND CAPITAL STRUCTURE

Cash flow

Cash flow from operating activities increased to NOK 4.6 billion, compared with NOK 3.8 billion in 2005. The sale of shares in Orkla Media, which generated approximately NOK 7.5 billion, and net sales of portfolio shares amounting to NOK 1.7 billion also contributed towards financing expansion investments and acquisitions in the Industry division, including the increase in Orkla's ownership interest in REC.

The main acquisitions were Dansk Droge and the Russian chocolate company Krupskaya. Approximately ten smaller acquisitions were also made in the various business areas. Expansion investments in 2006 were primarily related to the development of Elkem's hydropower plant in Sauda, which is expected to be completed in 2008, and the interest in Elkem Aluminium's anode factory in Mosjøen, which is planned to be completed in 2007. Only a minor amount relating to the investment in the new factory for Elkem Solar was recognised in the financial statements in 2006.

Total dividends paid out amounted to approximately NOK 1.7 billion in 2006, while net purchases of the company's own shares totalled approximately NOK 160 million.

In total, net interest-bearing liabilities were reduced by approximately NOK 4.6 billion in the course of 2006.

Foreign currency

In 2006 around 77 % of Orkla's sales revenues were generated outside Norway. The Branded Consumer Goods area is generally moderately exposed to currency fluctuations, while both Borregaard and Elkem have significant exposure on the revenue side in both USD and EUR. There were no major currency fluctuations in 2006, but the USD is still weak against the NOK and this poses a challenge, especially for Borregaard's profitability and competitiveness.

Both Borregaard and Elkem pursue a consistent strategy to hedge future foreign currency revenues. Orkla mainly uses hedge accounting for these types of transactions and the gains are taken to income as the underlying goods are sold. In 2006 this represented a total currency gain of approximately NOK 94 million.

Contracts and financial hedge instruments

In the Branded Consumer Goods area, there are generally few long-term purchase or sale contracts. In the Speciality Materials area, it is primarily Elkem Aluminium that has long-term purchase contracts, for electric power and alumina. On the basis of a relatively predictable cost structure, Elkem Aluminium has traditionally chosen to hedge future aluminium sales at prices that give the company a satisfactory margin. Aluminium prices rose sharply in 2006 and Elkem Aluminium realised prices that were below market prices during the year. In total, this lower sales value amounted to approximately NOK 420 million. On the basis of the market price for aluminium on 31 December 2006,

[1] Excluding acquisitions, divestments and currency translation effects.

future hedge contracts for the period 2007 to 2009 represent an unrealised loss of about NOK 928 million. For further specifications of contracts and financial instruments, reference is made to Note 22 to the financial statements.

Capital structure
The Group's balance sheet total increased by NOK 5,003 million in 2006 as a result of acquisitions, expansion investments and the rise in the value of the Share Portfolio. This was only partially offset by the sale of Orkla Media. The Group's financial soundness was further strengthened in 2006 and the book equity-to-total-assets ratio was slightly above 60 % at year-end. The net gearing ratio, defined as net interest-bearing liabilities as a percentage of equity capital, was 0.24 at the end of 2006. The Group has good financial capacity for further expansion.

Pensions
All of Orkla's Norwegian companies completed a changeover from defined benefit schemes to defined contribution schemes in 2004 and 2005. Following this, the Group's exposure to future pension liabilities was substantially reduced. The increase in pension costs is largely ascribable to new companies, while the underlying[1] pension cost was on a par with 2005.

The Orkla share
The price of the Orkla share was NOK 279.50 at the beginning of 2006 and rose to NOK 353.00 at year-end. Including a dividend of NOK 7.50, the return was 29.2 %. By comparison, the dividend-adjusted returns on the Morgan Stanley Nordic Index and the Oslo Stock Exchange Benchmark Index were 23.9 % and 32.4 % respectively. The number of shareholders increased by 2,477 to 36,553. The proportion of shares held by foreign investors increased by 0.5 %-points to 47 %. Further information concerning shares and shareholders may be found on pages 68–69 of this annual report.

RISK MANAGEMENT AT ORKLA

It is neither desirable nor possible to eliminate all risk relating to business activity. However, the Board of Directors is concerned to ensure that risk is managed carefully and systematically in all parts of the Group and regards this as a prerequisite for long-term value creation for shareholders, employees and society at large. Growth potential must be assessed against the associated risk picture. In order to improve expertise and strengthen work on risk management, Orkla has appointed a Chief Risk Officer (CRO) who is responsible for risk management activities in the Group. Orkla's overall risk picture is consolidated by the CRO and discussed by the Group Executive Board, which considers whether the exposure is acceptable. If unacceptable factors are identified, measures are implemented to reduce risk. The Group's overall risk picture is also presented to the Board of Directors' Audit Committee and the Board of Directors. This includes risk relating to profitability, HSE, food safety, information security, reputation and compliance. Especially important risk factors are reviewed regularly in order to consider whether the exposure is acceptable. Reference is otherwise made to page 66 of this annual report. The goal is to ensure that, over time, the organisation in general and the various decision-making bodies in particular improve their ability to assess risk in relation to the anticipated return. This will contribute towards further improving the Group's decision-making processes.

According to the Group's Risk Management Instructions, risk assessments must be carried out in all units and thereafter be reported to the next level in the line. The Group's general risk picture is presented to and discussed by the Board of Directors as part of the budget process. In connection with important decisions, such as acquisitions or major investment decisions, the same formal requirements for risk assessment apply as for ongoing risk management in the Group. The description of risks, measures to reduce risks and any alternatives or consequences of postponing or failing to implement the proposals that have been made constitute an important element of the decision-making base.

Orkla's risk exposure is largely divided into operational risk and financial risk. Orkla's exposure to operational risk is

CASH FLOW INDUSTRY DIVISION*


8
6
4
2
NOK billion
6.1
2.3
6.4
2.3
4.2
1.1
6.0
2.3
5.9
1.6
02 03 04 05 06

Cash flow from operating activities before net replacement expenditures
Replacement expenditures and environmental investments

SALES OUTSIDE NORWAY*


80
60
40
20
%
71
72
62
76
77
02 03 04 05 06

EQUITY RATIO*


80
60
40
20
%
35.2
35.4
35.9
39.1
69.6
50.8
60.4
02 03 04 05 06

Book value
Incl. unrealised portfolio gains before tax
[1] Before additional dividend. [2] As of 1.1.2005

LIABILITIES AND EQUITY*


50
40
30
20
10
0
NOK billion
19.5
18.7
18.0
19.7
-1.2
31.7
15.4
37.9
11.4
48.1
02 03 04 05 06

Net interest-bearing liabilities
Equity (incl. minority interests)
[1] Before additional dividend. [2] As of 1.1.2005.

* Historical figures (incl. discontinued operations) for the period 2002-2005. 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP

affected by both internal and external factors. The internal and external factors are sorted into groups, which are referred to as risk categories. The most important internal risk categories are processes, technology/facilities, employees and management/control. The most important external categories are operating parameters, suppliers, customers, competitors and other factors. Other factors include risks that are triggered by the spread of diseases, such as avian flu, undesirable acts, such as sabotage, and meteorological and geological factors, such as extreme drought, cold, precipitation and earthquakes. The management of technological and upscaling risk in connection with the industrialisation of Elkem Solar is an area on which there was particular risk management focus in 2006.

In several areas, Orkla is engaged in production and sales in several countries and is exposed to financial risks, such as price risk for raw materials and finished products, currency risk, interest rate risk, liquidity risk and credit risk. The Group's policy is to hedge financial risks in accordance with clearly defined strategies; derivatives and other financial instruments are largely used for this purpose. Examples of important financial risk factors for the Group are price risk relating to the sale of aluminium and currency risk relating to sales, purchasing and investments in foreign currencies.

The Group Treasury is responsible for managing the Group's overall interest rate, currency and liquidity risk. The guidelines are laid down in the Group's financial policy, which is reviewed annually by the Board of Directors. The Group Executive Board monitors financial risk through ongoing operational reporting and regular meetings with the Group Treasury. These meetings function as an internal board for the Group Treasury and all important decisions in the financial area are based in this governing body.

MARKET SITUATION AND OPERATING PARAMETERS

The international economic situation was generally positive in 2006. Growth in the USA slowed down towards the end of the year, while the European markets were strong throughout 2006. Continued good growth in Asia also helped to soften the effect of the weaker trend in the USA. High oil prices contributed to a general rise in energy costs. This was positive for Elkem's and Borregaard's energy businesses but also resulted in higher costs for both Borregaard's chemicals business and Elkem's silicon-related units.

The Nordic grocery markets grew more strongly than in the previous two years. However, the grocery markets were still characterised by strong focus on prices and discounts and the proportion of private labels continued to rise slightly.

In the course of 2006 Orkla further increased its exposure to markets in Central and Eastern Europe. There was good growth in the grocery sector in these regions, but here too there was growing pressure on prices, driven by the establishment of new international players, and these markets must be described as challenging. Given its strong, profitable brand positions, Orkla has a good foundation to meet these challenges and will defend and further develop its positions through intensified focus on innovation, consumer communication and cost effectiveness.

The performance of the Speciality Materials business was enhanced by good markets and the positive impact of restructuring and improvement programmes. A strong rise in demand in Europe and China contributed to the especially good progress made by Sapa. Elkem experienced strong markets, which together with high energy prices made a positive contribution. The market situation for Borregaard was somewhat better than in 2005.

The US dollar was at a historically low level against the NOK throughout 2006. This had negative consequences for Speciality Materials, especially Borregaard because much of its cost base is in NOK and Swiss francs, while its earnings are largely in USD. However, the EUR strengthened slightly against the NOK in 2006.

Aluminium prices (average three-month LME) rose by more than 35 % in 2006, which had a positive effect for Elkem. However, Elkem pursues a strategy of hedging future aluminium sales when this can be done at levels that ensure good profitability and satisfactory margins. Realised gains on currency hedge contracts totalled NOK 51 million, while losses on metal hedge contracts amounted to NOK 420 million in 2006. High oil-related costs (energy, freight rates and certain raw materials) had a negative impact on some parts of Elkem's, Sapa's and Borregaard's operations. Prices have been increased to compensate for the rising prices of especially important raw materials.

COMMENTS ON INDIVIDUAL BUSINESS AREAS

Orkla Foods

Operating revenues amounted to NOK 14,266 million in 2006, equivalent to 1 % underlying[1] growth compared with 2005. Successful innovations, such as Grandiosa Lørdagspizza and Nugatti Max (Stabburet) and Naturlig Sunt (Bakers) contributed to this improvement, while sales for SladCo in Russia were somewhat lower than in 2005. The Nordic markets were still characterised by strong consolidation and pressure on prices and margins, which results in challenging operating parameters. There is strong focus on cost reduction programmes.

Annual operating profit before amortisation was NOK 1,278 million, an improvement of more than 5 % or NOK 65 million. The improvement was largely due to progress in the Nordic region and contributions from new businesses.

Orkla Foods has initiated a number of improvement programmes. In the period 2006 to 2008, the cost base is to be reduced by approximately NOK 500 million, equivalent to a workforce reduction of around 10 %. Compared with 2002, the workforce will then have been cut by almost 25 %.

[1] Excluding acquisitions, divestments and currency translation effects.

There is strong focus on the Orkla Food Safety Standard and 55 audits were carried out at Orkla Foods factories in 2006. The audit reports are used actively in connection with the factories' improvement activities.

A further step was taken to implement Orkla's strategy for growth in Russia with the acquisition of the Russian chocolate company Krupskaya.

Orkla Brands

Operating revenues for Orkla Brands totalled NOK 7,250 million in 2006, equivalent to underlying[1] growth of 3 %. Systematic, targeted work on innovation is regarded as essential for continuing good results on a challenging grocery market. Successful product launches that contributed to the positive trend include Pierre Robert (Textiles), Jif Vindu System (Lilleborg) and Nidar Smågodt Favoritter (Confectionery).

Orkla Brands' operating profit before amortisation totalled NOK 1,177 million, compared with NOK 1,049 million in 2005. The improvement was largely ascribable to the good performance of Confectionery, Lilleborg and Textiles and profit from new businesses acquired in 2005 and 2006. The Biscuits business reported somewhat weaker profit in 2006.

Through the acquisition of Dansk Droge, Orkla Brands has further developed its Nordic position in the field of health-related consumer products. Dansk Droge was consolidated in the financial statements as of 1 September 2006. The company contributed to good revenue and profit growth. Priority will be given to realising synergy gains in the health-related companies in the coming months.

Elkem

Elkem's operating revenues amounted to NOK 9,180 million. Operating profit before amortisation was NOK 1,438 million, 25 % higher than in 2005. Aluminium prices rose strongly throughout 2006, which contributed to improved profit for Elkem Aluminium. However Elkem Aluminium had hedged prices for approximately 75 % of its sales volume and the average price realised for the year was therefore significantly lower than the market price. Elkem's Energy business reported record high profit. High power prices and especially good trading results more than compensated for somewhat lower power production in Norway. For Elkem's other businesses, restructuring and cost reduction programmes contributed to profit growth, even though the operating parameters for several of these businesses are challenging.

The biggest strategic investment project in 2006 was the decision to invest NOK 2.7 billion in a new factory to manufacture high-purity silicon for the solar cell industry. The solar project is based on new metallurgical process technology and will create approximately 150 new jobs. The factory will be integrated into Elkem's existing silicon plant in Kristiansand and will initially produce 5,000 tonnes of solar-grade silicon to solar cells per year.

As part of necessary restructuring of Elkem's silicon-related units, in 2006 a decision was made to close down production of silicon metal at Elkem Meråker and Fiskaa Silicon. It was also decided that production of ferrosilicon magnesium (FSM) would be moved from Elkem Bjølvefossen to Icelandic Alloys, where the planned factory will be completed in 2008 and will have production capacity of 60,000 tonnes a year. Elkem will seek to bring alternative business to Bjølvefossen and has decided to establish a demonstration plant for recycling used material from electrolysis cells (cathodes) in the aluminium industry.

Sapa

Sapa's operating revenues rose 30 % to NOK 16,318 million in 2006. Good markets and strong demand in Europe and a rise in demand for Heat Transfer in Asia contributed to 15 % volume growth. A strong rise in aluminium prices also resulted in a higher sale value for Sapa's products.

Operating profit before amortisation totalled NOK 839 million in 2006, up NOK 343 million. All business units reported good profit growth. The restructuring pro-

VALUE GROWTH IN GROCERY RETAILING*, SWEDEN



8
6
4
2
%-growth from previous year
2.3
3.3
1.4
4.7
7.1
02 03 04 05 06

* Retail sale in non-specialised stores
Source SCB

VALUE GROWTH IN GROCERY RETAILING*, NORWAY



6
4
2
%-growth from previous year
5.8
4.3
2.8
1.5
4.4
02 03 04 05 06

* Retail sale in non-specialised stores.
Source SSB

DEVELOPMENT IN THE ALUMINIUM PRICE*



3,000
2,000
1,000
USD
1,365
1,428
1,721
1,900
2,595
02 03 04 05 06

* The average LME-price for three months delivery.

grammes in the UK and Portugal, which was initiated in 2005, had a positive impact on profits in 2006. The performance of the Belgian business began to improve following an extensive restructuring programme. There was a decline on the US market in the second half of the year. The trend in Slovakia was also good. Heat Transfer reported volume growth, driven by the Shanghai business. Volume growth for Finspång in Sweden was relatively flat for the year as a whole, although it increased in the second half of the year. Building System reported a significant increase in operating profit and higher margins.

On 21 November 2006, Orkla and Alcoa signed a letter of intent with a view to merging their aluminium profile businesses in a new jointly-owned company. Orkla will be the majority shareholder in the new company. A final agreement is expected to be signed in the course of the next few months. The Heat Transfer and Building System divisions will not be included in the new joint company. Following this transaction, Sapa will consist of Heat Transfer and Building System (both 100 %-owned) and the majority interest in the jointly-owned aluminium profiles company.

In 2006 Sapa also acquired the Slovakian aluminium profile company Sapa Profily, which has a strong position on the Slovakian and Czech markets and developed well in 2006. Production resources comprise three presses with a capacity of 20,000 tonnes. Sapa Profily is strategically important due to the company's proximity to both the growth markets of Eastern Europe and the large, established markets of Central Europe.

Borregaard

Borregaard's operating revenues amounted to NOK 4,658 million in 2006, equivalent to 10 % underlying[1] growth. Operating profit before amortisation was NOK 366 million, compared with NOK 299 million in 2005. All business units made good progress with the exception of Borregaard ChemCell, which reported significantly weaker profit from its Swiss operations. For Borregaard as a whole, the year was characterised by an improved market situation for cellulose, lignin and aroma products, very good profitability for the energy business and positive effects of improvement programmes. These factors were partially counteracted by production problems in Switzerland, higher raw material and energy costs and reduced effects of currency hedges. In Switzerland, a significantly intensified improvement programme has been established with the aim of bringing Borregaard's Swiss operations back to a satisfactory level of profitability. However, in accordance with IFRS, the book value of property, plant and equipment in Switzerland was written down by NOK 255 million (CHF 50 million).

Borregaard is the world's leading supplier of lignin-based products and the only global actor on the market. The acquisition of the Brazilian lignin company Melbar provided Borregaard with an important platform for serving markets in Brazil and the rest of South America. Melbar has a production capacity of 36,000 tonnes. In 2006, Borregaard also entered into a long-term distribution contract for lignin products from Vyborg (Russia). Borregaard also took over the 39 % minority interest in the Mossefossen power company, thus increasing its annual power supply by nearly 5 GWh. Borregaard became part-owner of the biodiesel company Uniol. The fine chemicals plant in China was sold and the lignin business in Vargön, Sweden, was closed down as planned.

To ensure growth in the omega-3 oils sector, a long-term agreement was signed for the supply of raw materials, and a new production plant is planned in Ålesund, Norway.

Financial Investments

Pre-tax profit for the Financial Investments division totalled NOK 4,375 million in 2006, compared with NOK 3,484 million in 2005. Of this, gains and losses/write-downs in the Share Portfolio amounted to NOK 3,271 million and dividends received NOK 765 million. Total pre-tax profit for the Share Portfolio was NOK 4,026 million, while the net asset value after tax was NOK 4,326 million. The return on the Share Portfolio was 27.4 % while the Morgan Stanley Nordic Index rose 23.9 %. At year-end, the market value of the Share Portfolio was NOK 18.2 billion and unrealised gains totalled NOK 5.6 billion, equivalent to 31 % of the market value of the portfolio.

There was a general rise on the global stock markets in 2006. The FTSE World Local Currency Index grew 17 %, the European and US stock markets were up 19.6 % (dividend-adjusted MSCI Europe) and 15.8 % (dividend-adjusted S&P 500) respectively, while the MSCI Emerging Markets Index rose 29 %. At year-end, after significant fluctuations, oil prices were at approximately the same level as at the beginning of the year. In the course of the year, SBX (Stockholm) and OSEBX (Oslo) were up 25.4 % and 32.4 % respectively.

The progress made by Orkla Finans was largely due to strong growth in investment advisory services, where there was strong demand for structured and real estate products. Orkla's real estate company, Orkla Eiendom, reported lower profit than in 2005 due to lower realised gains and because of extensive building activity.

RESEARCH AND DEVELOPMENT (R&D)

Research and development have high priority at Orkla. In the Branded Consumer Goods area, work on innovation and product development has been strongly upgraded over a period of several years. Purposeful, systematic work is done to promote the use of normative tools and the exchange of experience between companies. Orkla's definition of innovation is new products for which consumers are willing to pay more and from which retailers and Orkla earn more. In the Speciality Materials area, the main R&D project in 2006 was Elkem Solar, where many years

[1] Excluding acquisitions, divestments and currency translation effects.
[2] Figures for 2005.

of research and development in the field of high-purity silicon resulted in an investment decision. Elkem has its own research centre with more than 100 employees.

PERSONNEL AND ORGANISATION

At year-end, the Orkla Group had 28,664 employees (34,829)[2], of whom 7,429 were in Norway (9,344)[2], 7,259 in the rest of the Nordic region (10,415)[2] and 13,976 in countries outside the Nordic region (15,070)[2]. The decrease in number of employees is attributable to the sale of Orkla Media, while continuing operations show a slight increase, ascribable to new businesses.

Cooperation between management and the employees' organisations through the established cooperative and representational systems is good and makes a valuable contribution towards addressing the challenges faced by the Group and individual companies in a constructive manner. The cooperative systems are adapted to structural changes in the Group. The election of new employees' representatives to the Board of Directors and the Corporate Assembly will take place in spring 2008.

At a meeting of the Corporate Assembly on 23 May 2006, Stein Erik Hagen was elected Chairman of the Board of Directors for a term of two years. Kjell E. Almskog was re-elected as a member of the Board of Directors for a term of two years. Bjørg Ven and Lennart Jeansson were elected as new members of the Board of Directors for two years. Following these changes, Orkla's Board of Directors has three female members out of a total of seven members elected by the shareholders. There are no women among the three members elected by the employees. In the Corporate Assembly, there are five women out of a total of 14 shareholder-elected members, while there is no women among the seven employee-elected members.

At the beginning of 2007, the Group Executive Board consists of Group President and CEO Dag J. Opedal, Torkild Nordberg, Ole Enger, Roar Engeland, Inger Johanne Solhaug, Hilde Myrberg and Terje Andersen.

The Group Management Team comprises 21 persons, three of whom are women (three out of 24 in 2005). The management teams of the business areas comprise 59 persons, four of whom are women (six out of 66 in 2005).

The number of women in senior management at Orkla is still too low and practical measures have been implemented to increase the proportion of women.

The Board of Directors thanks all employees for their contributions and for the results achieved in 2006.

COMPETENCE

There is strong focus on human resource development at Orkla. The most important building block is the experience and competence developed by each employee on the job. Orkla has also developed a number of in-house training programmes in the field of management and specialised disciplines under the auspices of the Orkla Academies. Elkem also runs comprehensive organisational and human resource development programmes. In 2006, the experience and competence of both organisations were actively utilised to further strengthen this area at Orkla. This work will go on in 2007 to ensure that Orkla's human resource development programmes are continuously improved.

The central resource centres in the fields of manufacturing/logistics, purchasing and marketing that were established in 2005 have developed as anticipated and have already produced proven results. Close contacts are maintained between these central resources and the Orkla Academies.

HEALTH, SAFETY AND ENVIRONMENT (HSE)

Orkla's environmental activities are characterised by a coherent, long-term approach and a desire to contribute to sustainable development. Continuous improvement is a fundamental principle. Orkla's environmental policy summarises the Group's attitude to environmental activities. The details of environmental programmes are formu-

RETURN ON CAPITAL EMPLOYED INDUSTRY DIVISION*


15
10
5
%
13.0
12.8
14.8
11.3
12.5
02 03 04 05 06

* Historical figures (incl. discontinued operations) for the period 2002-2005. 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP

TRENDS IN LTIF[1] AT ORKLA[2]


15
10
5
H-value
9.4
11.9
9.9
10.7
11.7
02 03 04 05 06

[1] Number of injuries leading to absence per million hours worked
[2] LTIF for 2002 applies only to operations in Norway, while LTIF for 2003-2006 applies to the entire Group

TRENDS IN SICKNESS ABSENCE FOR ORKLA IN NORWAY*


8
6
4
2
%
7.5
7.1
7.4
7.1
7.4
02 03 04 05 06

* Historical figures (incl. discontinued operations) for the period 2002–2005

lated and implemented by the individual business areas. Elkem and Sapa are included in Orkla's HSE reporting for 2006.

A good, safe working environment is important for employees and a basic prerequisite for sustainable value creation. There is therefore focus on preventive HSE activities. Risk analyses are an important tool in efforts to develop correct attitudes and conduct. Regular drills are held to train employees to deal with various emergency situations.

Despite the focus on preventing occupational accidents, two tragic accidents occurred in 2006 in which employees lost their lives. At the Elkem works in Thamshavn, Norway, an operator died in a furnace accident, and at Sapa's factory at Lichtervelde in Belgium an employee was run over by a bulldozer while cycling on the factory site. The LTIF rate was 11.7 injuries leading to absence per million hours worked, compared with 10.7 in 2005. Following the sale of the media business, the Group is relatively more exposed to workplaces that entail a higher level of inherent risk.

In 2006 there was a spill of fuel oil from a filling pipe at the Borregaard factory in Sarpsborg. Borregaard has implemented several measures to prevent such accidents in the future.

The working environment in the Group is generally satisfactory and employee opinion surveys are carried out regularly to identify any potential for improvement.

Sickness absence in Orkla's Norwegian companies was 7.4 %, compared with 7.1 % in 2005.

Orkla recognises the environmental impact of its operations and makes efforts to limit the consequences. All environmental requirements imposed by the authorities and local communities must be complied with. Orkla is also sensitive to the views of its customers, consumers and employees.

Elkem and Borregaard consume large quantities of energy and therefore work continuously on energy-saving and investment projects to reduce consumption and increase the use of renewable energy. Borregaard's Sarpsborg factory is implementing a NOK 280 million investment programme to satisfy the requirements for a new environmental permit. These investments will have a significant impact on energy saving.

Orkla is focusing on the global climate issue and is working hard to reduce its greenhouse gas emissions. No individual activity leads to greater environmental improvements than long-term efforts to increase productivity and use more environmentally sound production methods. Elkem's emissions of greenhouse gases in 2006 were equivalent to about 1.9 million tonnes of carbon dioxide and accounted for about 80 % of Orkla's total emissions. They consisted mainly of carbon dioxide from carbothermal production of metals and alloys, and of fluorocarbon compounds from electrolytic production of aluminium. Most of Elkem's metal production is based on renewable hydro-electric power that is generated close to the smelting works. This has the least possible environmental impact and makes an important contribution towards reducing greenhouse gas emissions from global metal production.

Orkla strongly emphasises the importance of generating trust and confidence. The Group's products must therefore be based on safe raw materials and be manufactured using methods that are accepted by customers and consumers. In the Branded Consumer Goods area, Orkla has established its own Food Safety Standard. Orkla makes strict demands on its suppliers with respect to product safety and the environment. The Group has adopted a wait-and-see policy regarding the use of modern gene technology in the production of food products.

The distribution of raw materials and products has a significant impact on the environment. Orkla therefore focuses on rationalising transport and using packaging materials that can be re-used or recycled in an appropriate manner. Orkla companies are members of Nordic organisations that collect and recycle packaging.

More detailed information about Orkla's HSE activities and the current status in the various business areas may be found at www.orkla.com/environment.

CORPORATE GOVERNANCE

Orkla's governance systems are based on principles that follow the system used in the Norwegian Code of Conduct for Corporate Governance and largely conform to current international guidelines for good corporate governance.

A more detailed description of corporate governance at Orkla may be found on pages 104–107 of this annual report.

PAY AND OTHER REMUNERATION OF SENIOR EXECUTIVES

The Board of Directors has established its own Compensation Committee, which deals with all important matters related to pay and other remuneration of senior executives before such matters are formally discussed and determined by the Board of Directors.

In accordance with Norwegian company legislation, the Board of Directors has also prepared a statement of guidelines for the remuneration of the executive management that will be presented and discussed at this year's General Meeting. Details of remuneration and contractual arrangements may be found in Note 5 to the financial statements for Orkla ASA.

THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The financial statements for 2006 have been prepared and presented in accordance with IFRS. The Group implemented IFRS from the beginning of 2005, and comparative figures for 2004 have been restated according to the same principles. The financial statements for the parent company have been prepared in accordance with simplified IFRS pursuant to section 3–9 of the Norwegian Accounting Act.

The explanation of accounting principles on pages 24–26 describes important matters relating to accounting treatment pursuant to IFRS.

ALLOCATION OF PROFIT FOR THE YEAR

In 2006, Orkla ASA's profit for the year totalled NOK 11,798 million. The Board of Directors proposes the following allocation (NOK million):

Transferred to other equity	9,739
Allocated for dividends	2,059
Total	**11,798**

Free equity amounted to NOK 31.1 billion at year-end.

The proposed ordinary dividend of NOK 10.00 per share is 33 % higher than the dividend for 2005 and is equivalent to a payout ratio of 29 % (dividend as a percentage of earnings per share diluted, adjusted for discontinued operations).

OUTLOOK FOR 2007

Internationally, a more moderate economic trend is expected in 2007. The U.S. economy slowed in the second half of 2006, and weaker U.S. growth represents an uncertainty factor for 2007. Growing industrial profits and increased household consumption are important growth impulses for the European economy, but in view of rising interest rates and international stimuli, on the whole, a more moderate trend is expected in the Eurozone as well in 2007.

The Nordic grocery market is expected to continue to grow, and retailers will continue to focus on prices and discounts. Implemented and planned cost reduction programmes are expected to continue to contribute positively to the results of the Branded Consumer Goods area in 2007.

Due to generally good market conditions at the start of 2007, most of the business areas in the Speciality Materials division are experiencing increased demand for their products. This will be offset, however, by continuing high oil and energy costs and the rising prices of certain factor inputs, such as timber for Borregaard's operations.

The financial markets performed very well in 2006 and the Oslo Stock Exchange enjoyed particularly strong growth, driven by high oil and energy prices. Interest rates are expected to rise moderately on most markets in 2007. The macro situation on global stock markets is considered to be positive at the start of 2007. However, geopolitical factors, uncertainty related to the development in the U.S. economy and the possibility of slower growth in China are all risks that could significantly change the economic trend in 2007.

Oslo, 13 February 2007
The Board of Directors of Orkla ASA

Stein Erik Hagen
Chairman of the Board

Svein S. Jacobsen
Deputy Chairman

Kjell E. Almskog

Aage Andersen

Jonny Bengtsson

Birgitta Stymne Göransson

Lennart Jeansson

Åse Aulie Michelet

Per Arnfinn Solberg

Bjørg Ven

Dag J. Opedal
Group President and CEO

THE BOARD OF DIRECTORS OF ORKLA ASA



1
2
3
4
5
6
7
8
9
10
11

SHAREHOLDER-ELECTED MEMBERS OF THE BOARD OF DIRECTORS

1. STEIN ERIK HAGEN

CHAIRMAN OF THE BOARD

Degree from the Retail Institute (the Norwegian School of Retail).
First elected to the Board in 2004 and up for re-election in 2007. Retailer and founder of RIMI Norge AS and Hakon Gruppen AS since 1976. Co-founder of ICA AB and retailer from 1999–2004. Owner and Executive Chairman of the Board of Canica AS and associated family-owned companies since 2004. Member of the Board of Treschow Fritzøe AS, Fritzøe Skoger – Mille Marie Treschow, Angvik Investor AS, Berg Jacoben Gruppen AS, Noisomhed AS and Sepas AS. Deputy member of the Board of Steen & Strøm ASA, member of the Corporate Assembly of Storebrand ASA. Member of the Board of the Confederation of Norwegian Business and Industry's Board for Family-Owned Enterprises and Active Ownership. Member of the Council of the Centre for Corporate Governance Research at the Norwegian School of Management (BI) and member of the Madison Council, Library of Congress (Washington D.C.). Orkla and Canica and/or Stein Erik Hagen have some common business interests. The Board of Directors of Orkla has been informed of these interests, and has taken due note of the information.
Mr Hagen and related parties own 41,910,000 shares in Orkla ASA.

2. SVEIN S. JACOBSEN

DEPUTY CHAIRMAN

Degree in Business (siviløkonom) and state-authorised public accountant (Norwegian School of Economics and Business Administration).
First elected to the Board in 2000 and up for re-election in 2007. Director of Finance at Tomra Systems, 1984–1988, CEO of Tomra, 1988–1996. Thereafter member of the Board of Norwegian and foreign companies. Chairman of the Board of Expert ASA, Cinevation AS, NCA AS and Vensafe ASA. Member of the Board of GM-I inc. (USA) and Ventelo Holding AB (Sweden).
Mr Jacobsen and related parties own 7,000 shares in Orkla ASA.

3. KJELL E. ALMSKOG

Degree in Business (siviløkonom), MBA (University of Kansas) and Advanced Management Program (Harvard University).
First elected to the Board in 2000 and up for re-election in 2008. Group President and CEO of ABB Norway from 1986, subsequently Deputy CEO of the ABB Group (Zurich), and head of ABB's Oil & Gas Division. Group President and CEO of Kværner ASA, 1998–2001. Deputy Chairman of the Board of Kverneland ASA, member of the Board of Kitron ASA and Petrofac Ltd (UK). Senior Advisor of the Taylor Group consultancy firm (Washington D.C.).
Mr Almskog and related parties own 500 shares in Orkla ASA.

4. BJØRG VEN

Degree in Law (University of Oslo).
First elected to the Board in 2006 and up for re-election in 2008. Lawyer in private practice with authorisation to appear before the Norwegian Supreme Court and partner in the Law Firm of Haavind Vislie AS. Deputy Chairman of the Board of Directors of Telenor ASA, member of the Board of Vital Forsikring ASA, AS Avishuset Dagbladet and Norsk Vekst ASA. Chairman of the Stock Exchange Appeals Committee and the Norwegian Complaints Board for Public Procurement.
Ms Ven and related parties own 1,500 shares in Orkla ASA.

5. LENNART JEANSSON

Degree in Business (siviløkonom) (Gothenburg School of Business).
First elected to the Board in 2006 and up for re-election in 2008. Appointed Assar-Gabrielsson Professor at the University of Gothenburg from 2007. Long career with the Volvo Group in positions including Managing Director and Deputy Group CEO, 1994–2005. Chairman of the Board of Stena AB, Volvo Pensionfund and BIL Sweden. Deputy Chairman of the Board of Sjätte AP-fonden. Member of the Board of Volvo Lastvagnar, Volvo Construction Equipment, Stena Metall and the Confederation of Swedish Enterprise.
Mr Jeansson and related parties own 5,000 shares in Orkla ASA.

6. BIRGITTA STYMNE GÖRANSSON

Degree in Engineering (siviløkonom) (Royal Institute of Technology in Sweden) and MBA (Harvard University).
First elected to the Board in 2005 and up for re-election in 2007. Employed by Swedish Technical Attaches in Washington D.C. from 1984, and consultant at McKinsey & Company, 1988–1993. Subsequently held various positions in Swedish business and industrial enterprises, among others at Kooperativa Förbundet, Åhléns, K-World, and Executive Vice President of the Telefos Group. Managing Director of Semantix since spring 2006. Member of the Board of Arcus AS, Elekta AB, Net Insight AB and Sveriges Radio AB.
Ms Göransson and related parties own 500 shares in Orkla ASA.

7. ÅSE AULIE MICHELET

Degree in Pharmacy (Cand.pharm.) (studied in Oslo and Zurich).
First elected to the Board in 2001 and up for re-election in 2007. Various posts in the fields of research, production and marketing at Nycomed, subsequently Nycomed Amersham, from 1979. Since 1999 CEO of Amersham Health, now GE Healthcare AS, and in charge of global production. Ms Michelet has served on the Board of several listed companies.
Ms Michelet and related parties own 500 shares in Orkla ASA.

EMPLOYEE-ELECTED MEMBERS OF THE BOARD OF DIRECTORS

8. AAGE ANDERSEN

Chief trade union representative in the Orkla Group, head of Orkla's International Committee of Union Representatives and chief union representative in Borregaard.
First elected to the Board in 2004 and up for re-election in 2008.
Mr Andersen and related parties own 120 shares in Orkla ASA.

9. JONNY BENGTSSON

Trade union representative at Procordia Food (Orkla Foods, Sweden).
First elected to the Board in 1995 and up for re-election in 2008. Procordia Food's representative in the Swedish food workers' federation, Livs.
Mr Bengtsson and related parties own no shares in Orkla ASA.

10. PER ARNFINN SOLBERG

Chief trade union representative at Stabburet Salg DV (Orkla Foods, Norway) and head of Orkla's Committee of Representatives of Non-Manual Workers.
Succeeds Kjetil Haanes who left the Board following the sale of Orkla Media in autumn 2006. Up for re-election in 2008
Mr Solberg and related parties own 828 shares in Orkla ASA.

BOARD OBSERVER ELECTED BY THE EMPLOYEES

11. GUNN LIABØ

Trade union representative and shop steward at Lilleborg Ello (Orkla Brands, Norway).
First elected to the Board in 2004 and up for re-election in 2008.
Ms Liabø and related parties own 808 shares in Orkla ASA.

With the exception of Mr Hagen, all shareholder-elected members of the Board of Directors are considered independent in accordance with the definition in the Norwegian Code of Practice for Corporate Governance. Shares and options owned have been updated as of February 2007.

INCOME STATEMENT

The income statement presents revenues and expenses for the companies consolidated in the Group after all internal matters have been eliminated and measures the results for the accounting period in accordance with current IFRS standards. The income statement distinguishes between the Group's operating activities and its financial items. Operating profit includes amortisation of intangible assets and other income and expenses. Both the amortisation of intangible assets and other income and expenses, for instance in the form of substantial impairment losses and/or provisions for restructuring, only to a limited degree serve as reliable indicators of the Group's current earnings. The Group's financial items include profit from associates, profit from the Share Portfolio and the net result of the Group's total financing, currency gains or losses and any other gain or loss related to financial items. Taxes represent the Group's total tax charge, while minority interests consist of the share of the profit or loss reported by the Group for the year that must be attributed to external interests in Group subsidiaries.

Amounts in NOK million	Note	2006	2005	2004
Continuing operations:				
Sales revenues	1	**51,535**	46,000	23,986
Other operating revenues		**1,148**	1,307	496
Operating revenues	3	**52,683**	47,307	24,482
Cost of materials		**(26,150)**	(23,840)	(10,758)
Payroll expenses	4, 5	**(9,727)**	(8,989)	(4,825)
Other operating expenses	6	**(9,923)**	(8,096)	(5,498)
Depreciations property, plant and equipment	10, 11	**(1,799)**	(1,888)	(895)
Amortisation intangible assets	10	**(216)**	(223)	(3)
Other income and expenses	7	**(388)**	(214)	(697)
Operating profit	3	**4,480**	4,057	1,806
Profit from associates	12	**289**	152	562
Dividends		**769**	1,018	551
Gains and losses/write-downs Share Portfolio	17	**3,271**	2,186	750
Finance income	8	**599**	267	316
Finance cost	8	**(883)**	(731)	(474)
Profit before taxes		**8,525**	6,949	3,511
Taxes	20	**(1,346)**	(1,089)	(597)
Profit after taxes from continuing operations		**7,179**	5,860	2,914
Gains/profit discontinued operations	26	**4,109**	154	12,671
Profit for the year	3	**11,288**	6,014	15,585
Minority interests' share of profit for the year	19	**52**	216	31
Profit attributable to equity holders		**11,236**	5,798	15,554
Earnings per share (NOK)	9	**54.5**	28.1	75.5
Earnings per share diluted (NOK)	9	**54.3**	28.1	75.4
EBITA before «Other income and expenses»[1]		**5,084**	4,494	2,506
EBITDA before «Other income and expenses»[2]		**6,883**	6,382	3,401

[1] Defined as follows: Operating profit before amortisation and other income and expenses.
[2] Defined as follows: Operating profit before amortisation, depreciation and other income and expenses.

The Group's financial position is also affected by matters that are not reported in the income statement:

- In 2006 net unrealised portfolio gains totalling NOK 929 million were temporarily taken to equity. These gains will not be recognised in the income statement until they are realised.
- In 2006 unrealised losses on hedge transactions totalling NOK 133 million were temporarily taken to equity. These losses will not be reversed in the income statement until the hedged item is realised.

BALANCE SHEET

The balance sheet shows the Group's total assets and the way these are financed, broken down into equity and liabilities. According to the system of classification applied to the balance sheet, current assets and liabilities belong to a normal operating cycle, are cash and cash equivalents or have a useful life/repayment time of less than one year. Other assets and liabilities are non-current. Tangible assets are physical assets, while intangible assets are non-physical assets and are largely capitalised as a result of a fair value analysis carried out in connection with the acquisition of companies. A deferred tax asset is a future reduction in tax payable. Investments in associates consist of net assets, which are presented on one line, in companies in which the Group has significant, but not controlling influence. The Share Portfolio is reported as a current asset on the grounds that there are no time limits for when the various items may be sold. The Group's equity consists of shareholders' capital, broken down into paid-in and earned equity. Minority interests' share of equity consists of the external interests in the Group's subsidiaries. Deferred tax consists of future tax payable. Provisions for liabilities comprise the Group's pension liabilities, as well as any other provisions such as provisions for restructuring. Other current liabilities are interest-free operating credits such as trade accounts payable, accrued unpaid public taxes/charges, etc. Interest-bearing non-current and current liabilities are the Group's total borrowings and consist of loans from various funding sources.

Amounts in NOK million	Note	2006	2005
ASSETS			
Property, plant and equipment	11	**16,568**	16,912
Intangible assets	10	**17,370**	17,560
Deferred tax assets	20	**201**	517
Investments in associates	12	**5,363**	2,499
Other non-current financial assets	13	**2,551**	1,130
Non-current assets	3	**42,053**	38,618
Assets held for sale	26	**113**	-
Inventories	14	**6,510**	6,055
Receivables	15	**10,924**	11,348
Share Portfolio etc.	17	**18,224**	16,177
Cash and cash equivalents	16	**1,788**	2,411
Current assets	3	**37,559**	35,991
Total assets		**79,612**	74,609
EQUITY AND LIABILITIES			
Paid-in equity	18	**2,008**	2,010
Earned equity		**45,765**	35,167
Minority interests	19	**336**	746
Equity		**48,109**	37,923
Deferred tax	20	**2,884**	2,848
Provisions	21	**2,424**	2,951
Non-current interest-bearing liabilities	22	**10,849**	13,045
Non-current liabilities	3	**16,157**	18,844
Current interest-bearing liabilities	22	**3,552**	5,703
Income tax payable	20	**675**	1,215
Other current liabilities	15	**11,119**	10,924
Current liabilities	3	**15,346**	17,842
Equity and liabilities		**79,612**	74,609

Oslo, 13 February 2007

The Board of Directors of Orkla ASA

Stein Erik Hagen
Chairman

Svein S. Jacobsen
Deputy Chairman

Kjell E. Almskog

Åge Andersen

Jonny Bengtsson

Birgitta Stymne Göransson

Lennart Jeansson

Åse Aulie Michelet

Per Arnfinn Solberg

Bjørg Ven

Dag J. Opedal
Group President and CEO

CASH FLOW STATEMENT

The cash flow statement shows how the Group's cash flows are broken down into cash flow from operating, investment and financing activities. The cash flow statement explains the general changes in the Group's liquidity since the previous accounting period. The Orkla Group is divided into an Industry division and a Financial Investments division, in which the focus on cash flow will differ. The Group has chosen to provide a detailed statement of «cash flows from operations» for the Industry division, while corresponding figures for the Financial Investments division (after financial items) are reported on one line. Cash flow from operations in the Industry division is the financial capacity available to the Group when operating profit before depreciation is adjusted for changes in tied-up working capital. This concept is maintained and compared with net replacement investments (sale of tangible assets – replacement investments) in the segment information and constitutes the «cash flow from operations». This is a key figure for the Group and shows the capacity that is available to the different divisions for expansion based on the cash flows they themselves generate. Cash flow from operations is also compared with implemented expansion investments and acquisitions and sales of companies.

Amounts in NOK million	Note	2006[1]	2005	2004
Cash flow from Industry division				
Operating profit continuing operations		**4,295**	3,751	1,574
Operating profit discontinued operations		**-**	200	235
Amortisation, depreciations and impairment charges		**2,377**	2,487	1,359
Changes in net working capital, etc.		**(770)**	(450)	1,074
Cash flow from operations	1	**5,902**	5,988	4,242
Financial items, net		**(814)**	(494)	(303)
Cash flow from Industry division		**5,088**	5,494	3,939
Cash flow from Financial Investments division		**1,429**	722	883
Taxes paid		**(1,607)**	(1,245)	(581)
CASH FLOW FROM OPERATING ACTIVITIES		**4,910**	4,971	4,241
Sale of tangible assets	1	**252**	694	209
Replacement expenditures	1	**(1,915)**	(2,356)	(1,092)
Expansion investments, Industry division	1	**(1,291)**	(737)	(27)
Sold companies	26	**7,797**	383	17,562
Acquired companies	1, 23	**(4,774)**	(12,326)	(670)
Net purchases/sales Share Portfolio	17	**1,710**	660	(72)
Other capital transactions		**375**	220	78
CASH FLOW FROM INVESTING ACTIVITIES		**2,154**	(13,462)	15,988
Dividends paid		**(1,704)**	(2,081)	(6,015)
Net share buy-back		**(158)**	63	(82)
Net paid to shareholders		**(1,862)**	(2,018)	(6,097)
Change in interest-bearing liabilities		**(4,558)**	7,939	(8,809)
Change in interest-bearing receivables		**(1,001)**	2,445	(4,266)
Change in net interest-bearing liabilities		**(5,559)**	10,384	(13,075)
Currency translation net interest-bearing liabilities		**(266)**	228	(61)
CASH FLOW FROM FINANCING ACTIVITIES		**(7,687)**	8,594	(19,233)
Change in cash and cash equivalents		**(623)**	103	996
Cash and cash equivalents	16	**1,788**	2,411	2,308

[1] In the cash flow, Orkla Media is presented as discontinued operations.

STATEMENT OF CHANGES IN EQUITY

Equity changes from one period to the next in accordance with the Group's financial profit and loss. Furthermore, under IFRS, there will be items that are recognised temporarily in equity, such as changes in the fair value of the Share Portfolio and changes in the fair value of currency transactions which by definition come under hedge accounting. In addition, share issues or the Group's sale or purchase of its own shares will be taken to equity. Fluctuations in foreign exchange rates will also affect equity due to translation differences both between the average exchange rate in the income statement and the closing rate in the balance sheet and between the rates in the opening and closing balance sheets. Changes in accounting principles can also affect equity. The various elements in changes in equity are shown below.

Amounts in NOK million	Share capital	Own shares	Premium fund	Total paid-in equity	Other equity[1]	Total Orkla ASA	Translation effects	Group reserve	Total Group	Minority interests	Total equity
Equity 31 December 2003 NGAAP	1,337	(13)	721	2,045	9,341	**11,386**		2,193	**13,579**	247	**13,826**
Translation to IFRS[2]:											
Reversed dividend	-	-	-	-	5,972	**5,972**	-	-	**5,972**	-	**5,972**
Option costs	-	-	-	-	16	**16**	-	-	**16**	-	**16**
Pensions	-	-	-	-	(43)	**(43)**	-	(328)	**(371)**	-	**(371)**
Elkem presented as associate	-	-	-	-	-	-	-	508	**508**	-	**508**
Excess value forests	-	-	-	-	-	-	-	99	**99**	-	**99**
Deficit value associates in Share Portfolio	-	-	-	-	(236)	**(236)**	-	(11)	**(247)**	-	**(247)**
Discounted effects of deferred tax on acquisitions	-	-	-	-	-	-	-	(98)	**(98)**	-	**(98)**
Group contributions 2004, one year lag	-	-	-	-	(1,257)	**(1,257)**	-	1,257	**0**	-	**0**
Presspublica from joint venture to subsidiary	-	-	-	-	-	-	-	-	**0**	**173**	**173**
Equity 1 January 2004 IFRS	1,337	(13)	721	2,045	13,793	**15,838**	0	3,620	**19,458**	**420**	**19,878**
Profit for the year 2004 Orkla ASA	-	-	-	-	2,810	**2,810**	-	(2,810)	**0**	-	**0**
Dividends 2003	-	-	-	-	(5,972)	**(5,972)**	-	-	**(5,972)**	-	**(5,972)**
Amortisations of own shares	(10)	10	-	0	-	**0**	-	-	**0**	-	**0**
Buy-back of own shares	-	(38)	-	(38)	(1,171)	**(1,209)**	-	1,126	**(83)**	-	**(83)**
Group profit for the year	-	-	-	-	-	-	-	15,554	**15,554**	**31**	**15,585**
Changes in minority interests	-	-	-	-	-	-	-	-	-	**(3)**	**(3)**
Translation effects foreign subsidiaries	-	-	-	-	-	-	(230)	-	**(230)**	-	**(230)**
Equity 31 December 2004	1,327	(41)	721	2,007	9,460	**11,467**	(230)	17,490	**28,727**	**448**	**29,175**
Translation to IFRS (effects of IAS 39):											
Excess value of Share Portfolio	-	-	-	-	2,186	**2,186**	-	134	**2,320**	-	**2,320**
Excess value of hedge accounting	-	-	-	-	(37)	**(37)**	-	236	**199**	-	**199**
Equity 1 January 2005	1,327	(41)	721	2,007	11,609	**13,616**	(230)	17,860	**31,246**	**448**	**31,694**
Changes in current regulations regarding one year lag Group contributions	-	-	-	-	213	**213**	-	(213)	**0**	-	**0**
Profit for the year 2005 Orkla ASA	-	-	-	-	14,650	**14,650**	-	(14,650)	**0**	-	**0**
Dividends 2004	-	-	-	-	(1,952)	**(1,952)**	-	-	**(1,952)**	-	**(1,952)**
Amortisations of own shares	(25)	25	-	0	-	**0**	-	-	**0**	-	**0**
Sale of own shares	-	3	-	3	60	**63**	-	-	**63**	-	**63**
Group profit for the year	-	-	-	-	-	-	-	5,798	**5,798**	**216**	**6,014**
Changes in minority interests, see Note 19 for details	-	-	-	-	-	-	-	-	-	**82**	**82**
Change in fair value Share Portfolio	-	-	-	-	1,469	**1,469**	-	67	**1,536**	-	**1,536**
Change in fair value hedging instruments	-	-	-	-	(10)	**(10)**	-	(561)	**(571)**	-	**(571)**
Option costs	-	-	-	-	26	**26**	-	-	**26**	-	**26**
All-inclusive principle due to acquisitions	-	-	-	-	-	-	-	1,445	**1,445**	-	**1,445**
Translation effects foreign subsidiaries	-	-	-	-	-	-	(414)	-	**(414)**	-	**(414)**
Equity 31 December 2005	1,302	(13)	721	2,010	26,065	**28,075**	(644)	9,746	**37,177**	**746**	**37,923**
Profit for the year 2006 Orkla ASA	-	-	-	-	11,798	**11,798**	-	(11,798)	**0**	-	**0**
Dividends 2005	-	-	-	-	(1,551)	**(1,551)**	-	(92)	**(1,643)**	-	**(1,643)**
Buy-back of own shares	-	(2)	-	(2)	(156)	**(158)**	-	-	**(158)**	-	**(158)**
Group profit for the year	-	-	-	-	-	-	-	11,236	**11,236**	**52**	**11,288**
Changes in minority interests, see Note 19 for details	-	-	-	-	-	-	-	(18)	**(18)**	**(462)**	**(480)**
Change in fair value Share Portfolio	-	-	-	-	942	**942**	-	(13)	**929**	-	**929**
Change in fair value hedging instruments	-	-	-	-	47	**47**	-	(180)	**(133)**	-	**(133)**
Option costs	-	-	-	-	21	**21**	-	-	**21**	-	**21**
Translation effects foreign subsidiaries	-	-	-	-	-	-	376	-	**376**	-	**376**
Other changes	-	-	-	-	-	-	-	(14)	**(14)**	-	**(14)**
Equity 31 December 2006	1,302	(15)	721	2,008	37,166	**39,174**	(268)	8,867	**47,773**	**336**	**48,109**

[1] Other equity for Orkla ASA as of 31 December 2006 includes a fund for unrealised gains totalling NOK 5,957 million (NOK 4,900 million as of 31 December 2005) and other paid-in equity totalling NOK 47 million (NOK 26 million as of 31 December 2005).
[2] For further explanation of the effects of the implementation of IFRS, see the corresponding table and Note 26 in the annual report for 2005.

ACCOUNTING PRINCIPLES

General information

The consolidated financial statements for Orkla ASA, including notes, for the year 2006 were approved by the Board of Directors of Orkla ASA on 13 February 2007. Orkla ASA is a public limited company and its head office are located in Skøyen, Oslo in Norway. The company's shares are listed on the Oslo Stock Exchange. Segment information for the various business areas is provided in Note 1 and the business areas are reported on in a separate section following the financial statements and notes in the annual report from page 70.

The financial statements for 2006 and comparative figures have been prepared and presented in compliance with the International Financial Reporting Standards (IFRS), as adopted by the EU. The Group reported in accordance with IFRS for the first time in 2005. The effects of IFRS implementation are shown in the annual report for 2005.

All amounts are in NOK million unless otherwise stated. Figures in brackets are expenses or disbursements (cash flow). The functional currency of the parent company (Orkla ASA) is the NOK and the Group's reporting currency is the NOK.

The information above the income statement, balance sheet, cash flow statement and notes is provided to give a more detailed explanation of the various presentations.

Orkla has applied no IFRS standards or interpretations with an effective date later than 1 January 2007. From 2007 the new standards will affect the disclosure requirements relating to financial instruments and segment reporting as from 2009. This concerns the following standards and interpretations:

		Effective for periods concerning
	New standards	
IFRS 7	Financial Instruments: Disclosures	1.1.2007[1]
IFRS 8	Operating Segments	1.1.2009
	Amendments to standards	
IFRS 4	Revised Guidance on Implementing IFRS 4 Insurance Contracts	[2]
IAS 1	Amendments to IAS 1 Presentation of Financial Statements Capital Disclosures	1.1.2007[1]
	New interpretations	
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	1.3.2006[1]
IFRIC 8	Scope of IFRS 2	1.5.2006[1]
IFRIC 9	Reassessment of Embedded Derivatives	1.6.2006[1]
IFRIC 10	Interim Financial Reporting and Impairment	1.11.2006
IFRIC 11	IFRS 2 - Group and Treasury Share Transactions	1.3.2007
IFRIC 12	Service Concession Arrangements	1.1.2008

[1] Adopted for use in the European Union.
[2] Applies when an entity adopts IFRS 7 Financial Instruments: Disclosures.

Use of estimates in preparing the consolidated financial statements

The management has made use of estimates and assumptions in preparing the consolidated financial statements that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure related to contingent liabilities. Areas where estimates have considerable significance are, for example:

Amounts in NOK million

Accounting item	Note	Estimate/assumptions	Book value
Goodwill	10	Net present value future cash flows	11,512
Trademarks	10	Net present value future cash flows	1,847
Property, plant and equipment	11	Recoverable amount and estimation of correct remaining useful life	16,568
Unlisted shares	17	Fair value	2,251
Pension liabilities	5	Economic and demographic assumptions	1,628
Deferred tax assets	20	Assessment of future ability to utilise tax	201
Provisions	21	Correctly and adequately estimated	693

The areas where there is the greatest risk of significant changes are capitalised goodwill and trademarks with an indefinite useful life. The value of these assets is tested for impairment at least once a year. This test is based on estimates of the values of the cash-generating units to which the goodwill and trademarks have been allocated. The estimates are based on assumptions of expected future cash flows based on a selected discount rate. See Note 10.

The financial statements may also be affected by the choice of accounting principles and the judgment exercised in applying them. This applies, for instance, to the fact that most of the Share Portfolio is presented as available for sale, the delimitations between operating and finance leases, and the use of «Other income and expenses».

Future events and changes in operating parameters may lead to estimates and assumptions being changed. New interpretations of standards may result in changes in the choice of principles and presentation. Such changes will be recognised in the financial statements when new estimates are prepared and whenever new requirements with regard to presentation are introduced.

These matters are discussed in both the section on principles and the notes.

Other estimates and assumptions are reported in various notes and any information that is not logically included in other notes is presented in Note 24.

New companies

Orkla acquired companies in 2006, the two largest of which were Dansk Droge and Krupskaya. A list of new companies and pro forma information on the effect of these acquisitions on net profit may be found in Note 23.

Principles for the preparation of the consolidated financial statements

The consolidated financial statements show the overall financial results and the overall financial position when the parent company Orkla ASA and its controlling interests in other companies are presented as a single economic entity. Interests in companies in which the Group alone has controlling influence (subsidiaries) are fully consolidated, line by line, in the consolidated financial statements. Minority interests' share of profit and loss after tax and their share of equity are presented on separate lines. Interests in companies in which the Group together with others has controlling influence (joint ventures) are consolidated with the Group's interest line by line in the financial statements using the proportionate consolidation method. Interests in companies presented under the Industry division in which the Group has significant influence (associates) are accounted for using the equity method. The Group's share of profit or loss after tax from and equity in the associate is presented on a single line in the consolidated income statement and balance sheet respectively. Financial assets owned by the Financial Investments division are reported on in a separate section below. Other financial investments owned by the Industry division are treated as available for sale and recognised in the balance sheet at fair value with changes in value taken directly to equity. All internal matters between Group companies have been eliminated.

In connection with the acquisition of a subsidiary, the establishment of a joint venture or the acquisition of significant influence in an associate, a fair value analysis is carried out. The acquisition is reported in the financial statements from the date the Group has control. The date of control is normally the date on which the acquisition agreement takes effect and has been approved by all the relevant authorities, and will normally be quite some time after the contract date. Assets and liabilities are valued at fair value at the time of acquisition. The residual value of the acquisition is classified as goodwill. If there are minority interests in the acquired company, these will receive their share of allocated assets and liabilities, but not goodwill. Buy-outs of minority interests are accounted for partly as goodwill valued in relation to IFRS 3 and partly as an equity transaction (hybrid model). In companies where the Group already owned interests before the business combination, the value of assets and liabilities at the time of the business combination will serve as the basis for the fair value assessment. The Group's equity will therefore be affected by the fact that the assets are repriced as if the entire acquisition had been made at this time. Goodwill is calculated for each acquisition.

Classification and valuation principles

The financial statements are primarily based on the historical cost principle. However, this does not apply to the treatment of financial assets, which are mainly reported at fair value as available for sale, or biological assets (forests), which are reported at fair value. Hedges that satisfy the criteria for hedge accounting are reported at fair value in the balance sheet and changes in value are taken to the Group's equity. The accrual accounting principle and the going concern assumption are underlying assumptions for preparing the financial statements.

Classification. An asset or liability is classified as current when it is part of a normal operating cycle, when it is held primarily for trading purposes, when it falls due within 12 months and when it consists of cash or cash equivalents on the balance sheet date. Other items are non-current. A dividend does not become a liability until it has been formally approved by the General Meeting.

The amortisation of intangible assets and other income and expenses are presented on separate lines. The amortisation of intangible assets will essentially consist of the cost accrual of values related to acquired companies.

Other income and expenses will largely consist of significant restructuring costs and any substantial write-downs of both tangible and intangible assets. Hence the comparability of the other lines will be more relevant.

The valuation and recognition of the items in the financial statements have carried out in accordance with current IFRS standards. The most important valuation principles are described below.

Operating revenues are presented after deducting discounts, value added tax and other government charges and taxes. The Orkla Group sells goods and services on many different markets and revenues from the sale of goods or services are recognised in the income statement when the goods have been delivered or the service has been provided.

Sales of goods produced by the Group and merchandise for resale by the Branded Consumer Goods area are recognised in the income statement when the goods have been delivered and the risk has passed to the buyer. Sales revenues largely consist of sales of consumer goods to wholesalers.

Goods produced by the Group's Speciality Materials area are recognised in the income statement when delivered. Deliveries are largely based on long-term contracts. External sales of electric power are recognised in the income statement based on the price agreed with the customer upon delivery.

In the Financial Investments division, rental revenues are taken to income as and when they are received. Sales of unfinished apartments are recognised in the income statement according to their degree of completion, while sales of financial services and products (funds and alternative investments) are taken to income when the service has been provided. Adjustments in the value of biological assets are reported at fair value as an operating revenue.

Gains on the sale of tangible assets are presented as «other operating revenues». Any substantial gains in the form of the sale of real estate properties that are no longer in use are regarded as part of Group operations and will also be presented as «other operating revenues».

Interest revenues are recognised when they are earned, while dividends are recognised in the income statement when they have been approved by the General Meeting.

Gains (losses) on the sale of shares from the Share Portfolio are presented on a separate line after operating profit. Gains (losses) on shares and interests that have been reported as available for sale are calculated as the difference between the cost price of the share or interest and the sales value. Any excess value or shortfall in market value that has been taken temporarily to equity is reversed at the same time.

Trade receivables are recognised and presented at the original invoice amount minus the provision for anticipated losses on receivables that are not recoverable. Trade receivables are thus valued at amortised cost using the effective interest rate method. The interest rate element is disregarded if it is insignificant.

Inventories of goods are valued at the lower of acquisition cost or net realisable value. Purchased goods are valued at cost according to the FIFO principle, while internally manufactured finished goods and work in progress are valued at production cost. Deductions are made for obsolescence. Net realisable value is the estimated selling price minus sales costs.

The Share Portfolio consists of financial investments and is separate from the Group's strategic industrial investments. The Share Portfolio is presented at fair value as a current asset. Shares and interests in companies of which the Group owns less than 20 % are recognised at fair value as available for sale with changes in value taken directly to equity, while shares and interests in companies of which the Group owns between 20 % and 50 % are treated as associates and changes in value are recognised in the income statement. Items in the portfolio defined as available for sale which have a lower value than book value are written down in the income statement if the fall in value is significant or long-term. The write-down cannot be reversed in the income statement until the value is realised. Dividends received are recognised in the income statement at the time they are adopted by the company paying out the dividend, which usually coincides with the time of payment. Purchases and sales of shares are recognised at trade date.

Property, plant and equipment are assets intended for production, delivery of goods or administrative purposes and have a useful life of more than one year. They are recognised in the balance sheet at cost minus accumulated depreciation and write-downs. Direct maintenance of tangible assets is expensed under operating expenses as and when the maintenance is carried out, while expenditure on replacements or improvements is added to the cost price of the assets. Property, plant and equipment are depreciated on a straight line basis over their useful life. Residual value is taken into account and the depreciation plan is reviewed annually. If there is any indication that an asset may be impaired, the asset will be written down to recoverable amount if the recoverable amount is lower than book value. When carrying out a fair value analysis in connection with an acquisition, excess values are allocated to the assets concerned so that these are recognised in the balance sheet at the Group's acquisition cost. Financing expenses related to the production of the Group's own property, plant and equipment are recognised in the balance sheet.

Biological assets. The Group has biological assets in the form of forests. The forests are valued at fair value and any change in value is recognised in the income statement. The fair value of forests is calculated on the basis of a cash-flow-based model. Forests are included in Note 11.

Intangible assets. Capitalised expenditure on internally generated or specially adapted computer programmes is presented as intangible assets. The reinvestment need of specially adapted computer programmes and the like is similar to that of other tangible assets and the amortisation of this type of intangible asset is presented together with the Group's other depreciation.

Expenditure related to building internally generated trademarks, etc. (marketing) is expensed directly since the future economic benefits to the company cannot be identified and shown to be probable with any degree of certainty at the time the trademark is launched. Expenses related to intangible assets taken over by the company through acquisitions are recognised in the balance sheet. Orkla has drawn up special guidelines (royalty method) for valuing trademarks acquired through acquisitions. Trademarks with an indefinite useful life are not amortised. Other identified trademarks will be amortised over their expected economic life, which is normally 5-10 years. Other intangible assets will be amortised over their useful life. The Group has capitalised substantial intangible assets in the form of power rights.

Intangible assets with an indefinite useful life are subject to an annual impairment test to assess whether the values are intact. The Orkla Group carries out this test prior to preparing and presenting its financial statements for the third quarter. In the event of special indications of a reduction in value, impairment testing is carried out more frequently.

Intangible assets arising from new acquisitions are disclosed in Note 10 and Note 23.

Research and development (R&D). R&D expenditure is the expenses incurred by the Group in conducting research and development, studies of existing or new products, production processes, etc. in order to secure future earnings. Expenditure on research will always be expensed directly, while expenditure on development will be recognised in the balance sheet if the expenses are identifiable and represent future economic benefits of which the Group has control. The Group has a large number of concepts under consideration at all times. See Note 10.

Goodwill is the residual value consisting of the difference between the purchase price and the balance sheet value of an acquired company after a fair value analysis has been carried out. The concept of goodwill comprises expectations of, for example, synergy gains and future earnings. Capitalised goodwill derives solely from acquisitions. Goodwill is not amortised, but is subject to an annual impairment test. Goodwill from new acquisitions is disclosed in Note 10 and Note 23.

Pensions. Pension costs related to defined contribution plans will be equal to the contributions to employees' pension savings in the accounting period. Pension costs and pension liabilities for defined benefit plans are calculated on the basis of linear accumulation of the present value of future benefits. Calculations are based on a number of economic and actuarial assumptions. Pension plan assets are valued at fair value and deducted from net pension liabilities in the balance sheet. Any over-financing is capitalised to the extent it is likely that the over-financing may be utilised or repaid.

Changes in the pension liability due to changes in pension plans are reported in their entirety in the income statement in the case of changes resulting in an immediate paid-up policy entitlement; if not, the variance is accrued until the paid-up policy entitlement has vested. Most of the plan changes at Orkla are of the first type. Changes in liabilities and pension plan assets due to changes in and variances from the calculation assumptions (actuarial gains and losses) are spread over the estimated average remaining vesting period for the part of the variances that exceeds 10 % of the gross pension liability (or of pension plan assets if they are greater). Pursuant to the transition rule in IFRS, past service cost and actuarial gains and losses as of 1 January 2004 were taken to equity. Gains and losses on curtailment or settlement of a defined benefit pension plan are recognised at the time of curtailment or settlement. Orkla is under no obligation to compensate for any deficit in life insurance companies relating to

Norwegian pensioners, and the Group will only in very exceptional cases be able to have pension plan assets reversed from these companies.

Foreign currency transactions are presented at the exchange rate on the date of the transaction, while items in foreign currency are presented at the exchange rate on the balance sheet date, and any gain/loss is reported in the income statement as financial items. Revenues and expenses in foreign subsidiaries are translated at the average exchange rate for the year. Balance sheet items in foreign subsidiaries are translated at the exchange rate on the balance sheet date. Translation differences are taken to equity. Translation differences arising from lending in another functional currency are taken to equity, where the loans are treated as a net investment.

Derivatives are valued at fair value on the balance sheet date and reported as receivables or liabilities. Gains and losses due to realisation or changes in fair value are reported in the income statement in cases where the derivative is not part of a hedge relationship that satisfies the criteria for hedge accounting. Embedded derivatives in commercial contracts are identified and valued separately where this follows from IAS 39. Gains and losses on derivatives that are part of cash flow hedges are temporarily taken to equity until the hedged item is reported in the income statement. Gains and losses on derivatives that hedge fair value are reported in the income statement and wholly or partly offset by changes in the value of the hedged item. Purchases and sales of derivatives are recognised at trade date.

Currency derivatives. Fair value changes of currency derivatives designated as hedging instruments in cash flow hedges are temporarily booked to equity hedging reserve and recycled to the income statement together with the recognition of the hedging object. Currency derivatives that hedge the value of foreign shares are reported, together with any change in the value of the shares that is caused by a change in exchange rates, as portfolio gains/losses. Gains and losses on other forward exchange contracts are recorded as financial items.

Gains and losses on loans or currency derivatives in foreign currencies that are identified as hedging instruments for net investments in foreign subsidiaries are temporarily taken to equity and reported in the income statement together with the gain or loss when the investment is realised.

Changes in the value of financial contracts concerning future purchases or sales of electric power that hedge future production are recognised temporarily in equity. Unrealised gains or losses on financial power trading contracts that do not constitute hedges are recognised in the income statement.

Loans/receivables and interest rate derivatives. Interest revenues and expenses relating to loans and receivables are carried at amortised cost. Changes in value resulting from changes in interest rates during the interest rate period are not reported in the income statement. In the case of interest rate derivatives that are identified as hedges for future interest expenses (floating to fixed rate contracts), changes in value are temporarily taken to equity. In the case of interest derivatives that are identified as hedges for future fixed interest loans (fixed to floating rate contracts), both the change in the fair value of the loan and the change in the value of the interest rate derivative are recognised in the income statement.

Taxes. The tax charge is based on the net profit and consists of the aggregate of taxes payable and changes in deferred tax. Tax payable is recognised in the financial statements at the amount that is expected to be paid on the basis of taxable revenues reported in consolidated financial statements. The share of profit from associates is reported after tax, and the share of tax in these companies is therefore not presented as a tax charge in the consolidated financial statements. Tax payable and changes in deferred tax are taken directly to equity to the extent that they relate to items that are taken directly to equity.

Deferred tax in the balance sheet has been calculated at the nominal tax rate based on timing differences between accounting and tax values on the balance sheet date. Deferred tax has been calculated on excess values allocated in connection with the acquisition of companies. Deferred tax relating to goodwill has not been capitalised. Deferred tax on power plants has been computed by multiplying timing differences related to power plant taxation by the nominal ground rent tax rate of 27 % for the power plants for which the Group is liable for power plant tax.

No deferred tax related to profit withheld from subsidiaries or associates has been capitalised. The reason for this is that the Group considers itself capable of managing the reversal of these withheld profits so that no tax liability arises.

If an entity has a deferred tax asset, the question of whether it can be capitalised is considered. Deferred tax assets are continuously assessed and are only capitalised to the extent it is probable that future taxable profit will be large enough for the deferred tax asset to be usefully applied.

Deferred tax and deferred tax assets are only offset in so far as this is possible under taxation legislation and regulations.

Government grants are recognised in the financial statements when it is highly probable that they will be received. The grants are presented either as revenue or as a reduction in expenses and, in the latter case, matched with the costs for which they are intended to compensate. Government grants that relate to assets are recognised as a reduction in the acquisition cost of the asset. The grant reduces the depreciation of the asset.

Segments. Orkla has business areas as its primary segment and geographical regions as secondary segment. The primary segment corresponds to the way in which the business areas report figures to the Group executive management. The accounting principles on which segment reporting is based are the same as for the other parts of the consolidated financial statements. The arm's length principle is applied to pricing of transactions between the various segments. Orkla ASA provides services to the companies in the Orkla Group and issues invoices for these services. The various business areas are defined and described in the section on business operations beginning on page 70 of the annual report.

Cash flow. The cash flow statement has been prepared according to the indirect method and shows cash flows from operating, investment and financing activities and explains changes in «Cash and cash equivalents» during the year.

Cash and cash equivalents are held for the purpose of meeting short-term fluctuations in liquidity rather than for investment or other purposes. Cash and cash equivalents consist of cash, bank deposits and current deposits. In the presentation, the Orkla ASA Group bank account system is netted by offsetting deposits against withdrawals in the same countries.

Leasing. Leases are classified according to the extent to which the risks and rewards associated with ownership of a leased asset lie with the lessor or the lessee. A lease is classified as a finance lease if it substantially transfers all risks and rewards incidental to ownership of an asset. Finance leases will be capitalised and depreciated over the lease period. Other leases are operating leases. Lease expenses related to such leases are reported as current operating expenses.

Contingent liabilities (provisions) are recognised in the financial statements when the Group has a legal or actual financial obligation which is likely to be paid out and for which a reliable estimate can be given. If, for instance, after adoption of a resolution and plan, a decision is announced to carry out measures (restructuring) that substantially change the size of the business or the way in it which it is operated, a provision must be made. The provision is calculated on the basis of the best estimate of anticipated expenses. If the effect is significant, expected future cash flows will be discounted using a current pre-tax rate that reflects the risks specific to the provision.

Discontinued operations. If a significant part of the Group's operations is divested or a decision has been made to divest it, this business is presented as «Discontinued operations» on a separate line of the income statement and the balance sheet. As a result, all the other figures presented are exclusive of the discontinued operations. The comparative figures in the income statement are restated and presented on one line with the discontinued operations. Comparative figures in the balance sheet are not correspondingly restated.

Share-based payment. The Group's share savings programmes, share options and share-based cash bonuses are reported in the financial statements. Shares issued to employees at a share price lower than the market value are accounted for by recognising the difference between the market value of the shares and the issue price as a payroll expense. Options for employees are valued at the fair value of the option at the time the option plan is adopted (the date of issue), using the Black-Scholes model. The cost of the option is accrued over the period during which the employee earns the right to receive it (the vesting period). Share-based cash settlement means that the company has a real obligation to make future cash payments. This arrangement is reported as a liability in the balance sheet. The accumulated costs must correspond to the amount that is paid out at the time of settlement. The liability must at all times reflect the vested share of the fair value of the liability. The cost is accrued over the vesting period. Any change in the value of the liability is recognised as and when it occurs. The value is calculated on the basis of the same principles as for share-based options. Provisions are made for the employer's national insurance contributions in connection with share option plans, which are related to the difference between the issue price and the market price of the share at year-end, on the basis of the vested amount.

Own shares are reported in equity at the cost price to the Group.

Cost method. Shares in subsidiaries, associates and joint venture respectively are presented at cost in the statutory accounts.

CONTENTS OF THE NOTES TO THE FINANCIAL STATEMENTS

GROUP

ORKLA ASA

1 Segments

Orkla has business areas as its primary segments and geographical regions as secondary segments. In the segment information, profit, cash flow and capital employed, together with selected key figures, are broken down between the different business areas, thereby giving those using the financial statements a better basis for understanding the Group's underlying operations. The table below shows operating revenues broken down by market for each business area based on the customers' location. Profit, cash flow and capital employed are broken down by business area. See also Note 2 for capital employed, investments and number of man-years per geographical market.

The different business areas are defined and described in the section on business operations beginning on page 70 of the annual report. «H.O./Other operations»primarily covers activities at the Group's head office and Hjemmet Mortensen's operations. Reference is made to Note 26 for segment disclosures relating to discontinued operations.

SEGMENTS 2006

Amounts in NOK million	Orkla Foods Nordic	Orkla Food Ingredients	Orkla Foods International	Eliminations Foods	Orkla Foods	Orkla Brands	Eliminations Branded Consumer Goods	Branded Consumer Goods	Elkem Energy	Elkem Primary Aluminium	Elkem Silicon-related
REVENUES/PROFIT											
Norway	4,290	292	-	-	4,582	4,133	-	8,715	1,012	142	408
Sweden	3,122	966	-	-	4,088	1,051	-	5,139	-	119	134
Denmark	599	828	-	-	1,427	525	-	1,952	-	-	86
Finland and Iceland	894	77	-	-	971	868	-	1,839	-	108	82
Nordic region	8,905	2,163	0	0	11,068	6,577	0	17,645	1,012	369	710
Rest of Western Europe	208	195	241	-	644	279	-	923	-	1,894	1,986
Central and Eastern Europe	9	254	2,111	-	2,374	251	-	2,625	-	127	324
Asia	3	8	-	-	11	10	-	21	-	-	833
Rest of the world	49	8	1	-	58	34	-	92	58	2	1,337
Outside Nordic region	269	465	2,353	0	3,087	574	0	3,661	58	2,023	4,480
Sales revenues[1]	9,174	2,628	2,353	0	14,155	7,151	0	21,306	1,070	2,392	5,190
Other operating revenues	39	16	5	-	60	24	-	84	75	17	183
Intercompany sales	70	213	71	(303)	51	75	(118)	8	532	181	248
Operating revenues	9,283	2,857	2,429	(303)	14,266	7,250	(118)	21,398	1,677	2,590	5,621
Cost of materials	(4,306)	(1,778)	(1,419)	294	(7,209)	(3,082)	105	(10,186)	(764)	(1,509)	(3,166)
Payroll expenses	(1,888)	(420)	(398)	-	(2,706)	(1,272)	-	(3,978)	(89)	(219)	(1,033)
Other operating expenses	(1,707)	(411)	(466)	9	(2,575)	(1,548)	13	(4,110)	(73)	(184)	(956)
Depreciations	(325)	(82)	(91)	-	(498)	(171)	-	(669)	(40)	(151)	(266)
Operating profit before amortisation and other income and expenses	1,057	166	55	0	1,278	1,177	0	2,455	711	527	200
Amortisation intangible assets	-	(2)	-	-	(2)	(3)	-	(5)	(188)	(10)	-
Other income and expenses	-	-	-	-	-	-	-	-	-	-	(133)
Operating profit	1,057	164	55	0	1,276	1,174	0	2,450	523	517	67
Profit from associates	1	-	-	-	1	153	-	154	-	-	128
Minority interests' share of profit	-	(14)	(1)	-	(15)	-	-	(15)	(17)	-	(5)
[1] Of this sales in EU	4,818	2,244	877	-	7,939	2,810	-	10,749	-	2,157	2,384
CASH FLOW											
Cash flow from operations before net replacement expenditures	1,266	243	193	-	1,702	1,244	-	2,946	na	na	na
Net replacement expenditures	(84)	(73)	(101)	-	(258)	(120)	-	(378)	(24)	(92)	(241)
Cash flow from operations	1,182	170	92	0	1,444	1,124	0	2,568	-	-	-
Expansion investments	(28)	(1)	-	-	(29)	(42)	-	(71)	(535)	(283)	(222)
Acquired companies	(32)	(51)	(492)	-	(575)	(948)	-	(1,523)	-	-	(2,500)
SEGMENT ASSETS											
Accounts receivable	840	340	408	(39)	1,549	1,084	(14)	2,619	42	382	994
Other current receivables	185	42	77	-	304	99	-	403	276	258	448
Inventories	1,119	281	306	-	1,706	832	-	2,538	-	208	867
Pension plan assets	-	-	-	-	-	1	-	1	6	-	16
Investments in associates	12	5	-	-	17	1,330	-	1,347	2	-	3,807
Intangible assets	2,156	485	1,163	-	3,804	4,536	-	8,340	3,196	342	1,844
Property, plant and equipment	1,930	500	786	-	3,216	1,459	-	4,675	1,510	1,771	2,176
Total segment assets	6,242	1,653	2,740	(39)	10,596	9,341	(14)	19,923	5,032	2,961	10,152
SEGMENT LIABILITIES											
Accounts payable	(624)	(177)	(222)	39	(984)	(520)	14	(1,490)	(135)	(161)	(531)
Value added tax, employee taxes etc.	(272)	(48)	(41)	-	(361)	(166)	-	(527)	(14)	(42)	(175)
Other current liabilities	(653)	(119)	(104)	-	(876)	(568)	-	(1,444)	(58)	(57)	(543)
Pension liabilities	(496)	(78)	(10)	-	(584)	(192)	-	(776)	(2)	(26)	(314)
Deferred tax, excess values	(94)	(1)	(25)	-	(120)	(366)	-	(486)	(1,412)	(95)	-
Total segment liabilities	(2,139)	(423)	(402)	39	(2,925)	(1,812)	14	(4,723)	(1,621)	(381)	(1,563)
Capital employed (book value)[3]	4,103	1,230	2,338	0	7,671	7,529	0	15,200	3,411	2,580	8,589
KEY FIGURES[2]											
Operating margin (%)	11.4	5.8	2.3	-	9.0	16.2	-	11.5	42.4	20.3	3.6
Return on capital employed (%)	19.4	11.7	2.6	-	14.2	18.2	-	16.0	-	-	-
Total man-years	4,188	1,073	5,921	-	11,182	3,312	-	14,494	79	730	2,150

[2] Key figures are defined on page 62.
[3] Most of the lines under «Segment assets» and «Segment liabilities» can be directly matched with the notes and the balance sheet, respectively. The variance between «Other current receivables» and «Other current liabilities» and Note 15 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.

Elimi-nations Elkem	Elkem	Sapa	*Borregaard* Energy	Borregaard Chemicals	Elimi-nations *Borregaard*	Borregaard	Elimi-nations Speciality Materials	Speciality Materials	H.O./Other operations/ elimi-nations	Industry division	Financial Investments division	Elimi-nations Group	Total
-	1,562	242	241	254	-	495	-	2,299	557	11,571	85	-	**11,656**
-	253	2,016	-	107	-	107	-	2,376	92	7,607	10	-	**7,617**
-	86	394	-	19	-	19	-	499	-	2,451	-	-	**2,451**
-	190	132	-	22	-	22	-	344	-	2,183	-	-	**2,183**
0	2,091	2,784	241	402	0	643	0	5,518	649	23,812	95	0	**23,907**
-	3,880	9,017	-	1,834	-	1,834	-	14,731	-	15,654	-	-	**15,654**
-	451	1,665	-	177	-	177	-	2,293	-	4,918	-	-	**4,918**
-	833	798	-	1,039	-	1,039	-	2,670	-	2,691	-	-	**2,691**
-	1,397	2,036	-	840	-	840	-	4,273	-	4,365	-	-	**4,365**
0	6,561	13,516	0	3,890	0	3,890	0	23,967	0	27,628	0	0	**27,628**
0	8,652	16,300	241	4,292	0	4,533	0	29,485	649	51,440	95	0	**51,535**
22	297	18		63		63		378	39	501	647		**1,148**
(730)	231	-	187	14	(139)	62	(234)	59	(62)	5	21	(26)	**0**
(708)	9,180	16,318	428	4,369	(139)	4,658	(234)	29,922	626	51,946	763	(26)	**52,683**
585	(4,854)	(9,718)	-	(1,621)	138	(1,483)	225	(15,830)	(93)	(26,109)	(41)	-	**(26,150)**
-	(1,341)	(2,780)	(1)	(890)	-	(891)	-	(5,012)	(453)	(9,443)	(284)	-	**(9,727)**
123	(1,090)	(2,576)	(191)	(1,483)	1	(1,673)	9	(5,330)	(262)	(9,702)	(247)	26	**(9,923)**
-	(457)	(405)	(7)	(238)	-	(245)	-	(1,107)	(17)	(1,793)	(6)	-	**(1,799)**
0	1,438	839	229	137	0	366	0	2,643	(199)	4,899	185	0	**5,084**
-	(198)	-	-	(5)	-	(5)	-	(203)	(8)	(216)	-	-	**(216)**
-	(133)	-	-	(255)	-	(255)	-	(388)	-	(388)	-	-	**(388)**
0	1,107	839	229	(123)	0	106	0	2,052	(207)	4,295	185	0	**4,480**
-	128	5	-	2	-	2	-	135	-	289	-	-	**289**
-	(22)	(3)	-	(9)	-	(9)	-	(34)	-	(49)	(3)	-	**(52)**
-	4,541	12,958	-	1,974	-	1,974	-	19,473	92	30,314	10	-	**30,324**
1,549	1,549	893	332	420	-	752	-	3,194	(238)	**5,902**	na	-	**na**
-	(357)	(271)	(9)	(301)	-	(310)	-	(938)	(31)	**(1,347)**	(316)	-	**(1,663)**
-	1,192	622	323	119	0	442	0	2,256	(269)	**4,555**	na	0	**na**
-	(1,040)	(157)	-	(23)	-	(23)	-	(1,220)	-	**(1,291)**	-	-	**(1,291)**
-	(2,500)	(10)	(10)	(86)	-	(96)	-	(2,606)	(965)	**(5,094)**	-	-	**(5,094)**
-	1,418	3,141	49	711	(7)	753	(47)	5,265	(1)	7,883	226	(1)	**8,108**
-	982	404	4	171	-	175	-	1,561	173	2,137	9	-	**2,146**
-	1,075	2,157	-	674	-	674	-	3,906	5	6,449	61	-	**6,510**
-	22	-	7	44	-	51	-	73	26	100	3	-	**103**
-	3,809	23	-	18	-	18	-	3,850	118	5,315	48	-	**5,363**
-	5,382	3,250	16	114	-	130	-	8,762	178	17,280	90	-	**17,370**
-	5,457	3,021	66	2,329	-	2,395	-	10,873	172	15,720	848	-	**16,568**
0	18,145	11,996	142	4,061	(7)	4,196	(47)	34,290	671	54,884	1,285	(1)	**56,168**
-	(827)	(2,344)	(9)	(412)	7	(414)	47	(3,538)	49	(4,979)	(81)	1	**(5,059)**
-	(231)	(136)	(1)	(42)	-	(43)	-	(410)	(62)	(999)	(23)	-	**(1,022)**
-	(658)	(696)	(23)	(235)	-	(258)	-	(1,612)	(328)	(3,384)	(315)	-	**(3,699)**
-	(342)	(443)	-	(140)	-	(140)	-	(925)	(30)	(1,731)	-	-	**(1,731)**
-	(1,507)	(37)	-	41	-	41	-	(1,503)	-	(1,989)	(49)	-	**(2,038)**
0	(3,565)	(3,656)	(33)	(788)	7	(814)	47	(7,988)	(371)	(13,082)	(468)	1	**(13,549)**
0	14,580	8,340	109	3,273	0	3,382	0	26,302	300	41,802	817	0	**42,619**
-	15.7	5.1	53.5	3.1	-	7.9	-	8.8	-	9.4	-	-	**9.7**
-	11.8	11.2	158.4	3.9	-	9.8	-	11.3	-	12.5	-	-	**-**
-	2,959	8,434	14	1,743	-	1,757	-	13,150	456	28,100	209	-	**28,309**

SEGMENTS 2005

Amounts in NOK million	Orkla Foods Nordic	Orkla Food Ingredients	Orkla Foods International	Eliminations Foods	Orkla Foods	Orkla Brands	Eliminations Branded Consumer Goods	Branded Consumer Goods	Elkem Energy	Elkem Primary Aluminium	Elkem Silicon-related	Eliminations Elkem
REVENUES/PROFIT												
Norway	4,217	287	-	-	4,504	3,537	-	8,041	519	125	505	-
Sweden	2,989	875	-	-	3,864	1,011	-	4,875	-	1	137	-
Denmark	572	819	-	-	1,391	412	-	1,803	-	-	88	-
Finland and Iceland	744	89	-	-	833	705	-	1,538	-	91	88	-
Nordic region	8,522	2,070	0	0	10,592	5,665	0	16,257	519	217	818	0
Rest of Western Europe	162	183	245	-	590	243	-	833	-	1,890	2,284	-
Central and Eastern Europe	33	261	2,000	-	2,294	160	-	2,454	-	134	260	-
Asia	4	13	6	-	23	6	-	29	-	-	752	-
Rest of the world	57	4	1	-	62	43	-	105	2	-	1,967	-
Outside Nordic region	256	461	2,252	0	2,969	452	0	3,421	2	2,024	5,263	0
Sales revenues[1]	8,778	2,531	2,252	0	13,561	6,117	0	19,678	521	2,241	6,081	0
Other operating revenues	27	11	5	-	43	7	-	50	73	14	145	(35)
Intercompany sales	59	201	55	(269)	46	212	(249)	9	879	78	243	(1,112)
Operating revenues	8,864	2,743	2,312	(269)	13,650	6,336	(249)	19,737	1,473	2,333	6,469	(1,147)
Cost of materials	(4,128)	(1,718)	(1,411)	254	(7,003)	(2,847)	216	(9,634)	(694)	(1,339)	(3,577)	749
Payroll expenses	(1,740)	(403)	(341)	-	(2,484)	(1,128)	-	(3,612)	(75)	(208)	(1,120)	-
Other operating expenses	(1,685)	(402)	(405)	15	(2,477)	(1,154)	33	(3,598)	(88)	(181)	(1,291)	398
Depreciations	(314)	(77)	(82)	-	(473)	(158)	-	(631)	(45)	(153)	(350)	-
Operating profit before amortisation and other income and expenses	997	143	73	0	1,213	1,049	0	2,262	571	452	131	0
Amortisation intangible assets	(1)	-	(9)	-	(10)	(5)	-	(15)	(203)	-		-
Other income and expenses	(24)	-	-	-	(24)	(115)	-	(139)	-	-	(75)	-
Operating profit	972	143	64	0	1,179	929	0	2,108	368	452	56	0
Profit from associates	1	-	-	-	1	142	-	143	-	-	-	-
Minority interests' share of profit	-	(25)	(1)	-	(26)	-	-	(26)	(19)	-	(21)	-
[1] Of this sales in EU	4,486	2,144	1,014	-	7,644	2,423	-	10,067	-	2,033	2,525	-
CASH FLOW												
Cash flow from operations before net replacement expenditures	1,177	176	100	-	1,453	1,232	-	2,685	na	na	na	1,408
Net replacement expenditures	(265)	(86)	(90)	-	(441)	(103)	-	(544)	(19)	(95)	(275)	-
Cash flow from operations	912	90	10	0	1,012	1,129	0	2,141	-	-	-	-
Expansion investments	(21)	(2)	(16)	-	(39)	-	-	(39)	(396)	(102)	(197)	-
Acquired companies	(542)	(105)	(825)	-	(1,472)	(3,595)	-	(5,067)	-	-	(79)	-
SEGMENT ASSETS												
Accounts receivable	789	325	314	(40)	1,388	881	(23)	2,246	56	344	977	(12)
Other current receivables	133	59	111	-	303	103	-	406	176	171	232	
Inventories	1,045	286	282	-	1,613	657	-	2,270	-	200	1,173	
Pension plan assets	-	-	-	-	-	1	-	1	6	-	58	
Investments in associates	12	-	-	-	12	1,213	-	1,225	-	-	938	
Intangible assets	2,036	449	770	-	3,255	3,811	-	7,066	3,368	353	1,973	
Property, plant and equipment	1,992	481	616	-	3,089	1,242	-	4,331	989	1,544	2,169	
Total segment assets	6,007	1,600	2,093	(40)	9,660	7,908	(23)	17,545	4,595	2,612	7,520	(12)
SEGMENT LIABILITIES												
Accounts payable	(624)	(189)	(211)	40	(984)	(440)	23	(1,401)	(75)	(190)	(553)	12
Value added tax, employee taxes etc.	(255)	(51)	(7)	-	(313)	(190)	-	(503)	(27)	(46)	(180)	
Other current liabilities	(549)	(119)	(91)	-	(759)	(448)	-	(1,207)	(18)	(63)	(570)	
Pension liabilities	(462)	(66)	(8)	-	(536)	(188)	-	(724)	(1)	(26)	(548)	
Deferred tax, excess values	(91)	-	(23)	-	(114)	(337)	-	(451)	(1,490)	(98)	(151)	
Total segment liabilities	(1,981)	(425)	(340)	40	(2,706)	(1,603)	23	(4,286)	(1,611)	(423)	(2,002)	12
Capital employed (book value)[3]	4,026	1,175	1,753	0	6,954	6,305	0	13,259	2,984	2,189	5,518	0
KEY FIGURES[2]												
Operating margin (%)	11.2	5.2	3.2	-	8.9	16.6	-	11.5	38.8	19.4	2.0	-
Return on capital employed (%)	19.6	10.5	4.3	-	14.9	20.0	-	17.0	na	na	na	-
Total man-years	4,167	1,072	5,085	-	10,324	3,142	-	13,466	96	769	2,191	-

[2] Key figures are defined on page 62.
[3] Most of the lines under «Segment assets» and «Segment liabilities» can be directly matched with the notes and the balance sheet, respectively. The variance between «Other current receivables» and «Other current liabilities» and Note 15 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.

Elkem	Sapa	Borregaard Energy	Borregaard Chemicals	Eliminations Borregaard	Borregaard	Eliminations Speciality Materials	Speciality Materials	H.O./Other operations/ eliminations	Industry division	Financial Invest-ments division	Eliminations Group	Continuing operations	Discontinued operations	Total
1,149	167	153	251	-	404	-	1,720	557	10,318	92	-	**10,410**		
138	1,710	-	105	-	105	-	1,953	84	6,912	11	-	**6,923**		
88	339	-	14	-	14	-	441	-	2,244	-	-	**2,244**		
179	107	-	22	-	22	-	308	-	1,846	-	-	**1,846**		
1,554	2,323	153	392	0	545	0	4,422	641	21,320	103	0	**21,423**		
4,174	7,095	-	1,715	-	1,715	-	12,984	15	13,832	-	-	**13,832**		
394	951	-	164	-	164	-	1,509	-	3,963	-	-	**3,963**		
752	510	-	874	-	874	-	2,136	-	2,165	-	-	**2,165**		
1,969	1,637	-	906	-	906	-	4,512	-	4,617	-	-	**4,617**		
7,289	10,193	0	3,659	0	3,659	0	21,141	15	24,577	0	0	**24,577**		
8,843	12,516	153	4,051	0	4,204	0	25,563	656	45,897	103	0	**46,000**		
197	1	2	107	-	109	-	307	54	411	896	-	**1,307**		
88	-	188	12	(155)	45	(92)	41	(48)	2	5	(7)			
9,128	12,517	343	4,170	(155)	4,358	(92)	25,911	662	46,310	1,004	(7)	**47,307**	7,997	**55,304**
(4,861)	(7,861)	(121)	(1,418)	154	(1,385)	92	(14,015)	(117)	(23,766)	(74)	-	**(23,840)**		
(1,403)	(2,557)	(1)	(878)	-	(879)	-	(4,839)	(344)	(8,795)	(194)	-	**(8,989)**		
(1,162)	(1,220)	(57)	(1,463)	1	(1,519)	-	(3,901)	(205)	(7,704)	(399)	7	**(8,096)**		
(548)	(383)	(7)	(269)	-	(276)	-	(1,207)	(19)	(1,857)	(31)	-	**(1,888)**		
1,154	496	157	142	0	299	0	1,949	(23)	4,188	306	0	**4,494**	311	**4,805**
(203)	-	-	(2)	-	(2)	-	(205)	(3)	(223)	-	-	**(223)**		
(75)	-	-	-	-	-	-	(75)		(214)	-	-	**(214)**		
876	496	157	140	0	297	0	1,669	(26)	3,751	306	0	**4,057**		
-	3	-	1	-	1	-	4	5	152	-	-	**152**		
(40)	1	-	(10)	-	(10)	-	(49)	(138)	(213)	(3)	-	**(216)**		
4,558	9,999	-	1,847	-	1,847	-	16,404	99	26,570	11	-	**26,581**		
1,408	726	147	376	-	523	-	2,657	143	**5,485**	na	-	5,485	503	**5,988**
(389)	(482)	(5)	(281)	-	(286)	-	(1,157)	(19)	**(1,720)**	(16)	-	(1,736)	74	**(1,662)**
1,019	244	142	95	0	237	0	1,500	124	**3,765**	(16)	0	3,749	577	**4,326**
(695)	-	-	(3)	-	(3)	-	(698)		**(737)**	-	-	(737)	-	**(737)**
(79)	(233)	-	(10)	-	(10)	-	(322)	(13,171)	**(18,560)**	-	-	(18,560)	(112)	**(18,672)**
1,365	2,440	15	675	(1)	689	-	4,494	(6)	6,734	286	(3)	7,017	922	**7,939**
579	566	86	220	-	306	-	1,451	19	1,876	365	-	2,241	222	**2,463**
1,373	1,600	-	726	-	726	-	3,699	13	5,982	21	-	6,003	52	**6,055**
64	-	9	27	-	36	-	100	24	125	4	-	129	2	**131**
938	17	-	16	-	16	-	971	66	2,262	8	-	2,270	229	**2,499**
5,694	3,240	7	61	-	68	-	9,002	216	16,284	74	-	16,358	1,202	**17,560**
4,702	2,773	59	2,524	-	2,583	-	10,058	171	14,560	539	-	15,099	1,813	**16,912**
14,715	10,636	176	4,249	(1)	4,424	0	29,775	503	47,823	1,297	(3)	49,117	4,442	**53,559**
(806)	(1,741)	(6)	(323)	1	(328)	-	(2,875)	(4)	(4,280)	(26)	3	(4,303)	(360)	**(4,663)**
(253)	(298)	(5)	(40)	-	(45)	-	(596)	(112)	(1,211)	6	-	(1,205)	(358)	**(1,563)**
(651)	(403)	24	(240)	-	(216)	-	(1,270)	(297)	(2,774)	(106)	-	(2,880)	(928)	**(3,808)**
(575)	(416)	-	(153)	-	(153)	-	(1,144)	(32)	(1,900)	(1)	-	(1,901)	(148)	**(2,049)**
(1,739)	-	-	34	-	34	-	(1,705)	-	(2,156)	(46)	-	(2,202)	-	**(2,202)**
(4,024)	(2,858)	13	(722)	1	(708)	0	(7,590)	(445)	(12,321)	(173)	3	(12,491)	(1,794)	**(14,285)**
10,691	7,778	189	3,527	0	3,716	0	22,185	58	35,502	1,124	0	36,626	2,648	**39,274**
12.6	4.0	45.8	3.4	-	6.9	-	7.5	-	9.0	-	-	9.5	-	**na**
10.3	6.4	83.6	4.1	-	8.2	-	8.6	-	11.7	-	-	-	-	**na**
3,056	7,925	14	1,780	-	1,794	-	12,775	424	26,665	142	-	26,807	6,734	**33,541**

SEGMENTS 2004

Amounts in NOK million	Orkla Foods Nordic	Orkla Food Ingredients	Orkla Foods International	Eliminations Foods	Orkla Foods	Orkla Brands	Eliminations Branded Consumer Goods	Branded Consumer Goods	Elkem Energy	Elkem Primary Aluminium	Elkem Silicon-related	Eliminations Elkem
REVENUES/PROFIT												
Norway	4,370	287	-	-	4,657	3,252	-	7,909	-	-	-	-
Sweden	3,332	771	-	-	4,103	782	-	4,885	-	-	-	-
Denmark	555	844	-	-	1,399	196	-	1,595	-	-	-	-
Finland and Iceland	571	89	-	-	660	128	-	788	-	-	-	-
Nordic region	8,828	1,991	0	0	10,819	4,358	0	15,177	-	-	-	-
Rest of Western Europe	163	128	246	-	537	175	-	712	-	-	-	-
Central and Eastern Europe	29	296	889	-	1,214	15	-	1,229	-	-	-	-
Asia	3	15	-	-	18	3	-	21	-	-	-	-
Rest of the world	45	8	-	-	53	41	-	94	-	-	-	-
Outside Nordic region	240	447	1,135	0	1,822	234	0	2,056	-	-	-	-
Sales revenues[1]	9,068	2,438	1,135	0	12,641	4,592	0	17,233	-	-	-	-
Other operating revenues	16	9	7	-	32	3	-	35	-	-	-	-
Intercompany sales	30	193	40	(225)	38	192	(223)	7	-	-	-	-
Operating revenues	9,114	2,640	1,182	(225)	12,711	4,787	(223)	17,275	-	-	-	-
Cost of materials	(4,166)	(1,656)	(694)	218	(6,298)	(1,853)	198	(7,953)	-	-	-	-
Payroll expenses	(1,855)	(369)	(179)	-	(2,403)	(930)	-	(3,333)	-	-	-	-
Other operating expenses	(1,736)	(417)	(250)	7	(2,396)	(935)	25	(3,306)	-	-	-	-
Depreciations	(321)	(81)	(48)	-	(450)	(118)	-	(568)	-	-	-	-
Operating profit before amortisation and other income and expenses	1,036	117	11	0	1,164	951	0	2,115	-	-	-	-
Amortisation intangible assets	1	-	-	-	1	-	-	1	-	-	-	-
Other income and expenses	(35)	-	-	-	(35)	-	-	(35)	-	-	-	-
Operating profit	1,002	117	11	0	1,130	951	0	2,081	-	-	-	-
Profit from associates	1	-	-	-	1	156	-	157	-	-	-	-
Minority interests' share of profit	-	(23)	-	-	(23)	-	-	(23)	-	-	-	-
[1] Of this sales in EU	4,636	2,065	963	-	7,664	1,278	-	8,942	-	-	-	-
CASH FLOW												
Cash flow from operations before net replacement expenditures	1,385	270	28	-	1,683	1,073	-	2,756	-	-	-	-
Net replacement expenditures	(218)	(22)	(65)	-	(305)	(99)	-	(404)	-	-	-	-
Cash flow from operations	1,167	248	(37)	0	1,378	974	0	2,352				
Expansion investments	(3)	(6)	(4)	-	(13)	-	-	(13)	-	-	-	-
Acquired companies	(257)	-	(115)	-	(372)	(91)	-	(463)	-	-	-	-
SEGMENT ASSETS												
Accounts receivable	738	291	250	-	1,279	572	(47)	1,804	-	-	-	-
Other current receivables	124	53	12	-	189	47	-	236	-	-	-	-
Inventories	968	252	190	-	1,410	409	-	1,819	-	-	-	-
Pension plan assets	-	(4)	-	-	(4)	4	-	-	-	-	-	-
Investments in associates	15	-	-	-	15	1,443	-	1,458	-	-	-	-
Intangible assets	1,650	394	149	-	2,193	373	-	2,566	-	-	-	-
Property, plant and equipment	2,000	453	376	-	2,829	764	-	3,593	-	-	-	-
Total segment assets	5,495	1,439	977	0	7,911	3,612	(47)	11,476	-	-	-	-
SEGMENT LIABILITIES												
Accounts payable	(551)	(175)	(135)	-	(861)	(277)	47	(1,091)	-	-	-	-
Value added tax, employee taxes etc.	(286)	(51)	(7)	-	(344)	(172)	-	(516)	-	-	-	-
Other current liabilities	(588)	(87)	(50)	-	(725)	(318)	-	(1,043)	-	-	-	-
Pension liabilities	(468)	(57)	(9)	-	(534)	(173)	-	(707)	-	-	-	-
Deferred tax, excess values	-	-	-	-	-	-	-	-	-	-	-	-
Total segment liabilities	(1,893)	(370)	(201)	0	(2,464)	(940)	47	(3,357)	-	-	-	-
Capital employed (book value)[3]	3,602	1,069	776	0	5,447	2,672	0	8,119	-	-	-	-
KEY FIGURES[2]												
Operating margin (%)	11.4	4.4	0.9	-	9.2	19.9	-	12.2	-	-	-	-
Return on capital employed (%)	20.6	8.4	1.7	-	16.4	35.7	-	22.2	-	-	-	-
Total man-years	4,203	957	1,906	-	7,066	2,066	-	9,132	-	-	-	-

[2] Key figures are defined on page 62.

[3] Most of the lines under «Segment assets» and «Segment liabilities» can be directly matched with the notes and the balance sheet, respectively. The variance between «Other current receivables» and «Other current liabilities» and Note 15 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.

Elkem	Sapa	Borregaard Energy	Borregaard Chemicals	Eliminations Borregaard	Borregaard	Eliminations Speciality Materials	Speciality Materials	H.O./Other operations/ eliminations	Industry division	Financial Investments division	Eliminations Group	Continuing operations	Discontinued operations	Total
-	-	84	880	-	964	-	964	531	9,404	83	-	**9,487**		
-	-	-	397	-	397	-	397	91	5,373	8	-	**5,381**		
-	-	-	95	-	95	-	95	-	1,690	-	-	**1,690**		
-	-	-	112	-	112	-	112	-	900	-	-	**900**		
-	-	84	1,484	0	1,568	0	1,568	622	17,367	91	0	**17,458**		
-	-	-	2,373	-	2,373	-	2,373	-	3,085	-	-	**3,085**		
-	-	-	226	-	226	-	226	-	1,455	-	-	**1,455**		
-	-	-	1,029	-	1,029	-	1,029	-	1,050	-	-	**1,050**		
-	-	-	844	-	844	-	844	-	938	-	-	**938**		
-	-	0	4,472	0	4,472	0	4,472	0	6,528	0	0	**6,528**		
-	-	84	5,956	0	6,040	0	6,040	622	23,895	91	0	**23,986**		
-	-	1	92	-	93	-	93	43	171	325	-	**496**		
-	-	219	52	(187)	84	-	84	(84)	7	15	(22)	**-**		
-	-	304	6,100	(187)	6,217	-	6,217	581	24,073	431	(22)	**24,482**	7,644	**32,126**
-	-	(109)	(2,760)	186	(2,683)	-	(2,683)	(59)	(10,695)	(63)		**(10,758)**		
-	-	(1)	(1,062)	-	(1,063)	-	(1,063)	(296)	(4,692)	(133)	-	**(4,825)**		
-	-	(65)	(1,764)	1	(1,828)		(1,828)	(213)	(5,347)	(173)	22	**(5,498)**		
-	-	(7)	(280)	-	(287)	-	(287)	(22)	(877)	(18)	-	**(895)**		
-	-	122	234	0	356	-	356	(9)	2,462	44	0	**2,506**	232	**2,738**
-	-	-	(2)	-	(2)	-	(2)	(2)	(3)	-	-	**(3)**		
-	-	-	(815)	-	(815)	-	(815)	(35)	(885)	188	-	**(697)**		
-	-	122	(583)	0	(461)	0	(461)	(46)	1,574	232	0	**1,806**		
-	-	-	1	-	1	-	1	-	158	404	-	**562**		
-	-	-	(10)	-	(10)	-	(10)	-	(33)	2	-	**(31)**		
-	-	0	2,947	-	2,947	-	2,947	91	11,980	8	-	**11,988**		
-	-	135	767	-	902	-	902	(10)	**3,648**	na	-	3,648	594	**4,242**
-	-	(10)	(280)	-	(290)	-	(290)	(5)	**(699)**	(11)	-	(710)	(173)	**(883)**
-	-	125	487	0	612	0	612	(15)	**2,949**	(11)	0	2,938	421	**3,359**
-	-	-	(14)	-	(14)	-	(14)	-	**(27)**	-	-	(27)	-	**(27)**
-	-	-	(44)	-	(44)	-	(44)	(40)	**(547)**	-	-	(547)	(204)	**(751)**
-	-	14	757	-	771	-	771	(6)	2,569	79	(6)	2,642	888	**3,530**
-	-	70	256	-	326	-	326	165	727	74	-	801	170	**971**
-	-	-	965	-	965	-	965	10	2,794	22	-	2,816	59	**2,875**
-	-	7	23	-	30	-	30	15	45	2	-	47	(1)	**46**
-	-	-	5	-	5	-	5	65	1,528	2,632	-	4,160	209	**4,369**
-	-	-	76	-	76	-	76	57	2,699	4	-	2,703	1,114	**3,817**
-	-	66	2,462	-	2,528	-	2,528	214	6,335	690	-	7,025	2,309	**9,334**
-	-	157	4,544	0	4,701	0	4,701	520	16,697	3,503	(6)	20,194	4,748	**24,942**
-	-	(7)	(355)	-	(362)	-	(362)	63	(1,390)	(18)	6	(1,402)	(342)	**(1,744)**
-	-	(4)	(52)	-	(56)	-	(56)	(63)	(635)	(30)	-	(665)	(386)	**(1,051)**
-	-	27	(363)	-	(336)	-	(336)	(405)	(1,784)	(51)	-	(1,835)	(848)	**(2,683)**
-	-	-	(141)	-	(141)	-	(141)	(31)	(879)	-	-	(879)	(120)	**(999)**
-	-	-	-	-	-	-	-	-	-	(37)	-	(37)	-	**(37)**
-	-	16	(911)	0	(895)	0	(895)	(436)	(4,688)	(136)	6	(4,818)	(1,696)	**(6,514)**
-	-	173	3,633	0	3,806	0	3,806	84	12,009	3,367	0	15,376	3,052	**18,428**
-	-	40.1	3.8	-	5.7	-	5.7	-	10.2	-	-	10.2	-	**na**
-	-	75.9	5.4	-	8.0	-	8.0	-	17.7	-	-	-	-	**na**
-	-	14	2,103	-	2,117	-	2,117	377	11,626	133	-	11,759	6,661	**18,420**

2 Geographical breakdown of capital employed, investments and number of man-years

Capital employed, investments and number of man-years are broken down by geographical markets based on the location of the companies. Capital employed is a measure of the enterprise's net booked «working capital» and is defined in the segment note as the net of segment assets and liabilities. Investments are the sum total of replacement and expansion investments. The number of man-years is the number of employees adjusted for fractional posts in the current reporting period. See Note 1 for segment information.

	Capital employed			Investments			Number of man-years		
Amounts in NOK million	**2006**	2005	2004	**2006**	2005	2004	**2006**	2005	2004
Norway	**21,008**	18,338	10,297	**158**	1,711	556	**7,098**	9,036	6,968
Sweden	**7,476**	7,197	2,985	**1,040**	407	166	**4,798**	5,239	2,881
Denmark	**2,943**	2,022	2,192	**728**	227	187	**1,336**	3,347	3,031
Finland and Iceland	**2,358**	1,759	277	**761**	133	29	**987**	1,318	494
Nordic region	**33,785**	29,316	15,751	**2,687**	2,478	938	**14,219**	18,940	13,374
Rest of Western Europe	**3,908**	3,508	888	**214**	194	74	**4,357**	4,415	835
Central and Eastern Europe	**3,010**	2,898	1,438	**192**	201	98	**7,491**	8,072	3,945
Asia	**552**	465	21	**107**	67	2	**876**	699	97
Rest of the world	**1,364**	3,087	330	**52**	153	7	**1,366**	1,415	169
Outside Nordic region	**8,834**	9,958	2,677	**565**	615	181	**14,090**	14,601	5,046
Total	**42,619**	39,274	18,428	**3,252**	3,093	1,119	**28,309**	33,541	18,420
Link between segments and «Investments»:									
Replacement expenditure from segments				**1,663**	1,662	883			
Sale of property, plant and equipment				**252**	694	209			
Expansion investments				**1,291**	737	27			
Changes in accounts payable investments				**46**	0	0			
Total				**3,252**	3,093	1,119			

3 Joint ventures

Joint ventures are investments in companies in which the Group, together with others, has controlling influence. This type of collaboration is based on a specific agreement. The Group accounts for its involvement in the joint venture by including its proportionate share of revenues, expenses, assets, liabilities and cash flows in its consolidated financial statements. The Group naturally has more limited access to the liquidity, for instance, of this type of company than to that of Group subsidiaries. Joint ventures may not, for example, participate in the Group bank account system and normally have independent financing which is reported in their own balance sheet.

The Group has two major joint ventures, Elkem Aluminium ANS, and Hjemmet Mortensen (HM). Elkem Aluminium ANS is jointly operated on a 50/50 basis with Alcoa, in which Elkem is managing partner. HM is operated with the Danish company Egmont. Although the company is controlled on a 50/50 basis, Orkla's financial share is 40 % based on its share of the assets invested. There are no significant requirements as regards capital contribution in the joint ventures in which Orkla participate.

	Hjemmet Mortensen			Elkem Aluminium[1]	
Amounts in NOK million	**2006**	2005	2004	**2006**	2005
Operating revenues	**666**	661	636	**2,590**	2,333
Operating profit	**108**	122	138	**530**	489
Profit for the year	**78**	88	103	**538**	477
Non-current assets	**248**	252	198	**2,072**	1,810
Current assets	**181**	179	202	**1,050**	824
Non-current liabilities	**57**	72	36	**282**	374
Current liabilities	**208**	342	436	**1,432**	1,063

[1] Joint and several liabilities are included in Note 24.

4 Payroll expenses

Payroll expenses are the total disbursements relating to remuneration of personnel employed by the Group and of Group officers. These expenses comprise direct salaries and holiday pay, fees to Group officers, any bonuses paid, the effect of employees' share and option programmes, pension expenses and public taxes/charges relating to the employment of personnel. Any benefits in kind such as a company car, telephone or the like are reported for tax purposes as wages, but are presented as operating expenses according to the nature of the expense.

Amounts in NOK million	**2006**	2005	2004
Wages and holiday pay	**(7,608)**	(7,076)	(3,822)
National security tax	**(1,489)**	(1,425)	(713)
Pension costs	**(418)**	(311)	(240)
Other payments etc.	**(212)**	(177)	(50)
Payroll expenses	**(9,727)**	(8,989)	(4,825)
Number of employees (continuing operations) 31 December	**28,664**	27,644	12,647

Bonus systems

The bonus system in the Industry division, which is linked to value creation, was maintained in 2006. Around 200 senior managers participate in the bonus system. As a rule, the bonus is weighted between the manager's own sphere of responsibility and that of the level above him. A certain bonus is also awarded for the achievement of personal targets.

To ensure a long-term perspective, a distinction is made between the earned bonus based on profit for the year and the bonus that is paid out. The earned bonus is transferred to an individual bonus bank account, after which one third of the balance is paid out each year. If profit growth is negative, the employee's earned bonus may be negative, which will reduce the balance in the bonus bank account and the basis for bonus payments accordingly. Any future bonus will first be used to cover the negative balance before a bonus is paid out. If the employee leaves Orkla, any remaining balance in the bonus bank account will not be paid out, nor will the employee be required to cover any negative balance.

In the consolidated financial statements for 2006, bonuses earned, including the employer's national security tax, total around NOK 78 million. Individual negative bonuses are not capitalised.

Remuneration of the executive management

	2006			2005			2004		
Amounts in NOK	Salary	Benefits in kind	Pension costs	Salary	Benefits in kind	Pension costs	Salary	Benefits in kind	Pension costs
Remuneration to CEO	4,013,634	209,806	791,934	3,708,485	199,154	762,648	3,607,004	132,053	740,000
Remuneration to other members of the Group Executive Board	17,776,902	922,828	4,282,358	16,545,530	887,966	3,371,014	7,527,142	481,044	1,640,918
Number of options to CEO 31 December	300,000			250,000			400,000		
Number of options to other members of the Group Executive Board 31 December	356,666			336,699			528,000		

The composition of the Group Executive Board was changed in 2005, when the number of members was increased from 4 to 8. In connection with the sale of Orkla Media in 2006, Bjørn M. Wiggen left the Group Executive Board and as of 31 December 2006 the Board had seven members. For other matters relating to the remuneration of the executive management and members of the Board of Directors, reference is made to Note 5 to the Financial Statements for Orkla ASA.

Option programme

The Orkla Group has an option programme for key personnel. Options are normally granted at 110 % of the listed price of the Orkla share. Options have a life of six years, and may be exercised in the last three years. When an option is exercised, Orkla alternatively has the right to redeem the option by paying a cash amount equivalent to the difference between the exercise price and the price of the share on the day the option is exercised, but this is very unusual.

	2006		2005	
	No.	**WAEP[1]**	**No.**	**WAEP[1]**
Outstanding at the beginning of the year	**1,588,075**	**172**	1,923,845[2]	148
Granted during the year	**423,000**	**291**	243,667	262
Exercised during the year	**(332,703)[3]**	**139**	(566,770)[3]	131
Forfeited during the year	**0**	**-**	(12,667)	148
Expired during the year	**0**	**-**	0	-
Outstanding at year-end	**1,678,372**	**209**	1,588,075	172
Exercisable options at year-end	**211,704**	**-**	831,908	136

[1] Weighted average exercise price. Amounts in NOK.
[2] Including 1,288,000 options that have not been accounted for according to IFRS 2 since they were granted before 7 November 2002.
[3] Average share price when exercised was NOK 308 (NOK 231 in 2005).

The weighted average contractual life of outstanding options as of 31 December 2006 is 3.6 years.

Weighted average exercise price for outstanding options at year end:

Expiry date (dd/mm/yyyy)	2006 WAEP[1]	No.	Expiry date (dd/mm/yyyy)	2005 WAEP[1]	No.
30.05.2007	**133**	**50,000**	15.12.2006	130	167,705
15.12.2007	**202**	**7,500**	06.03.2007	166	75,000
07.03.2008	**135**	**75,000**	15.12.2007	139	89,168
05.07.2008	**135**	**80,000**	07.03.2008	135	75,000
15.12.2008	**136**	**140,372**	05.07.2008	135	80,000
15.12.2009	**149**	**317,000**	15.12.2008	136	198,702
05.03.2010	**186**	**75,000**	15.12.2009	149	317,000
15.12.2010	**201**	**277,500**	05.03.2010	186	75,000
28.02.2011	**236**	**80,000**	15.12.2010	201	277,500
15.12.2011	**282**	**476,000**	28.02.2011	236	80,000
20.02.2012	**316**	**100,000**	15.12.2011	281	153,000
Total		**1,678,372**			1,588,075

[1] Weighted average exercise price. Amounts in NOK.

Orkla has used the Black-Scholes model when estimating the value of the options. The following assumptions have been used:

	2006[1]	2005[1]
Expected dividend yield (%)	**10**	10
Expected volatility (%)	**24**	25
Historical volatility (%)	**24**	25
Risk-free return (%)	**4**	4
Expected life of option (year)	**5**	5
Weighted average share price (NOK)	**308**	220

[1] Assumptions for new allotments during the accounting year.

Effects of the options programme on the financial statements:

Description (NOK million)	2006	2005
Costs	**35**	19
Debt[1]	**28**	19

[1] Relates only to employer's national security tax.

Cash bonus programme

The costs of the cash bonus programme are hedged by means of hedge contracts with a financial institution. As of 31 December 2006 there were open hedge contracts equivalent to the change in value of 280,000 underlying Orkla shares (2005: 450,000) with an average exercise price of NOK 216 per share (2005: 195). NOK 21 million was taken to income on hedges in 2006 and NOK 16 million in 2005.

	2006		2005	
	No.	**WAEP[1]**	**No.**	**WAEP[1]**
Outstanding at the beginning of the year	**420,500**	**86**	548,500[2]	77
Granted during the year	**0**	**-**	0	-
Exercised during the year	**(210,600)[3]**	**83**	(128,000)[3]	45
Forfeited during the year	**0**	**-**	0	-
Expired during the year	**0**	**-**	0	-
Outstanding at year-end	**209,900**	**90**	420,500	86
Exercisable options at year-end	**209,900**	**90**	60,000	75

[1] Weighted average exercise price. Amounts in NOK.
[2] Including 238,000 options that have not been accounted for according to IFRS 2 since they were granted before 7 November 2002.
[3] Average share price when exercised was NOK 310 (NOK 211 in 2005).

The weighted average contractual life of outstanding cash bonuses as of 31 December 2006 is 2.2 years.

Weighted average exercise price for outstanding cash bonuses at year end:

Expiry date (dd/mm/yyyy)	2006 WAEP[1]	No.	Expiry date (dd/mm/yyyy)	2005 WAEP[1]	No.
			15.12.2006	68	42,000
			15.12.2008	104	133,500
15.12.2008	**104**	**82,500**	01.03.2009	75	195,000
01.03.2009	**75**	**90,000**	15.12.2009	99	32,000
15.12.2009	**99**	**37,400**	30.10.2024	94	18,000
Total		**209,900**			420,500

[1] Weighted average exercise price. Amounts in NOK.

Orkla has used the Black-Scholes model when estimating the value of the cash bonuses. The following assumptions have been used:

	2006	2005
Expected dividend yield (%)	**10**	10
Expected volatility (%)	**26**	25
Historical volatility (%)	**26**	25
Risk-free return (%)	**4**	3
Expected life of option (year)	**1**	5,5
Closing price 31 December (NOK)	**353**	279,5

Effects of the cash bonus programme on the financial statements:

Description (NOK million)	2006	2005
Costs[1]	**6**	15
Debt[1]	**25**	51

[1] Net effect of cash bonus programme and hedges.

9 Pensions

The Group's pension costs show the future pension entitlement earned by employees in the financial year. This may be in the form of an annual contribution to the employee's pension plan (contribution plan) or the entitlement to a specified future pension (defined benefit plan) earned during the year.

Contribution plans

Contribution plans comprise arrangements whereby the company makes annual contributions to the employees' pension plans, and where the return on the pension plan assets will determine the amount of the pension. Contribution plans also comprise pension plans that are common to several companies and where the pension premium is determined independently of the demographic profile in the individual companies (multi-employer plans).

Orkla replaced defined benefit plans in Norway with defined contribution plans from 1 January 2004 for all employees under the age of 60. Elkem, acquired 1 January 2005, decided in 2005 to make a similar change in its Norwegian companies from 1 January 2006 for all employees under the age of 62. The accounting liability in excess of the value of the paid-up policies at the time of the change implemented by Elkem, amounting to NOK 77 million, was reversed as of 31 December 2005. Of this, NOK 62 million was recognised in the income statement in 2005 and NOK 15 million in 2006.

Defined benefit plans

The Group also has present and former employees who are covered by pension plans that are classified as funded benefit plans. In addition, present and former employees are covered by benefit plans that are financed through the companies' operations.

The Group's benefit plans are primarily concentrated in Sweden, Norway and the USA. These countries account for 47 %, 25 % and 17 %, respectively, of the Group's net pension liabilities.

The pension plan for employees in Norway who earn more than twelve times the national insurance basic amount (12G) was changed in 2005 (Elkem in 2006) from an ordinary defined benefit plan to a contribution-based plan. A contribution is calculated for each employee who earns more than 12G, and the sum total of the calculated amounts is recognised as a pension liability in the company's balance sheet. The pension plan is therefore presented as a defined benefit plan. This liability will be adjusted annually with a return that corresponds to the investment profile chosen by the individual employee. These liabilities amounted to NOK 176 million as of 31 December 2006.

Most employees in Norway are covered by contractual early retirement (AFP) schemes. It is assumed that 50 % of the employees will make use of these schemes (90 % for the plants in Elkem). The pension liabilities related to AFP are calculated on the basis of the same assumptions as the other pension plans.

Because Orkla made the transition from a defined benefit plan to a contribution plan in Norway, the defined benefit plan has been closed and is now being phased out. There are currently around 300 employees who are still earning a pension, most of whom are AFP pensioners, and around 6,000 pensioners in the defined benefit plans. Orkla has no obligations related to future adjustment of pensions. There may be cases in which profit exceeds the amount required for G-adjustment of pensions in a year, as a result of which the excess amount may be credited to the enterprise, but in practice this occurs only in very exceptional cases. Orkla has no obligation to compensate for any deficit in life insurance companies.

The Group companies in Norway have pension plans that satisfy the requirements of the Compulsory Service Pension Act.

Assumptions relating to defined benefit plans

The anticipated return on pension plan assets is determined on the basis of the composition of the pension plan assets. Risk relating to these assets is taken into account.

The discount rate is fixed at the rate on high quality corporate bonds with the same lifetime as the pension liabilities (AA-rated corporate bonds). In countries where there is no deep market in such bonds, the market yields on government bonds are used, adjusted for the actual lifetime of the pension liabilities.

The Group has carried out an assessment of future wage adjustment and adjusted its estimate upward to 4.25 % in accordance with the principles in the consultation document issued by the Norwegian Accounting Standards Board.

The mortality estimate is based on mortality tables for the various countries.

	Norway		Sweden		USA	
	2006	2005	2006	2005	2006	2005
Discount rate	4.30 %	4-4.5 %	4 %	4 %	5.75 %	5.5 %
Future salary adjustment	4.25 %	2-3 %	2.5-3 %	2.5-3 %	4 %	4 %
G-multiplier[1]	4.25 %	3 %	2.5-3 %	2.5-3 %	-	-
Adjustment of benefits	1.5 %	2 %	2 %	2 %	-	-
Expected return on pension plan assets	5.5 %	6.5-7 %	-	-	8.5 %	8.5 %
Actual return on pension plan assets	7.8 %	7.2 %	-	-	8.95 %	6.5 %
Turnover	0-5 %	0-2 %	4-6 %	4-6 %	0-6.6 %	0-6.6 %
Expected average remaining servicetime	15	15	15	15	9	9

[1] 1G is currently NOK 62,892.

Breakdown of net pension costs

Amounts in NOK million	2006	2005	2004
Current service cost (incl. national security tax)	(136)	(168)	(70)
Interest on pension obligations	(245)	(283)	(124)
Expected return on pension plan assets	263	271	108
Actuarial gains and losses/past service cost	(28)	(8)	(7)
Curtailments and settlements[1]	17	106	-
Contribution plans	(289)	(229)	(147)
Net pension costs	(418)	(311)	(240)

[1] Settlement consists of the effect of the transition to defined contribution plans at Elkem, which amounted to NOK 15 million in 2006 and NOK 62 million in 2005, and the settlement of pension plans in connection with the sale of operations in Elkem USA, which amounted to NOK 44 million in 2005.

Breakdown of net pension liabilities as of 31 December

Amounts in NOK million	2006	2005
Present value of funded pension obligations[1]	(4,197)	(4,664)
Pension plan assets (fair value)[1]	4,304	4,372
Net funded pension liabilities	107	(292)
Present value of unfunded pension obligations	(2,015)	(2,041)
Unrecognised actuarial gains and losses	285	417
Unrecognised past service cost	(5)	(2)
Capitalised net pension liabilities	(1,628)	(1,918)
Capitalised pension liabilities	(1,731)	(2,049)
Capitalised plan assets	103	131

[1] Present value of pension obligations and pension plan assets relating to pensioners each total NOK 1,237 million.

Changes in the present value of pension obligations during the year:

Amounts in NOK million	2006	2005
Pensions obligations 1 January	(6,705)	(3,048)
Current service cost (incl. social security tax)	(136)	(168)
Interest on pension obligations	(245)	(283)
Unrecognised actuarial gains and losses	34	(418)
Unrecognised past service cost	0	8
Liabilities assumed in business combinations	0	(3,332)
Curtailments and settlements	(2)	457
Benefits paid during the year	391	252
Currency translations	(15)	(117)
Changes related to discontinued operations	466	(56)
Pension obligations 31 December	(6,212)	(6,705)

Changes in pension plan assets during the year

Amounts in NOK million	2006	2005
Pension plan assets (fair value) 1 January	4,372	2,215
Expected return on pension plan assets	263	271
Unrecognised actuarial gains and losses	58	69
Assets acquired in business combinations	0	2,129
Curtailments and settlements	0	(276)
Contributions and benefits paid during the year	117[1]	(99)
Assets transferred to contribution plans	(155)	0
Currency translations	(53)	83
Changes related to discontinued operations	(298)	(20)
Pension plan assets (fair value) 31 December	4,304	4,372

[1] Expected contributions of pension plan assets in 2007 amount to NOK 220 million.

Breakdown of pension plan assets (fair value) as of 31 December

	2006	2005
Cash and cash equivalents	**3 %**	2 %
Money market investments	**7 %**	7 %
Bonds	**51 %**	51 %
Loans	**3 %**	3 %
Shares	**32 %**	33 %
Property	**4 %**	4 %
Total pension plan assets	**100 %**	100 %

Summary of net pension liabilities and adjustments the three last years[1]

Amounts in NOK million	2006	2005	2004
Pension obligations	**(6,212)**	(6,705)	(3,048)
Pension plan assets	**4,304**	4,372	2,215
Net pension liabilities	**(1,908)**	(2,333)	(833)
Changes in unrecognised actuarial gains and losses pension obligations	**34**	(410)	(31)
Changes in unrecognised actuarial gains and losses pension plan assets	**58**	69	13

[1] The Orkla Group presented IFRS figures starting 2005 with restating of 2004 figures. There are no comparative figures for 2002 and 2003.

6 Other operating expenses

Other operating expenses consist of other expenses, the most important of which are specified below.

Amounts in NOK million	2006	2005	2004
External freight costs	**(1,401)**	(974)	(936)
Energy costs (production and heating)	**(1,456)**	(1,217)	(856)
Advertising	**(1,195)**	(1,173)	(1,034)
Repair and maintenance costs	**(1,338)**	(1,188)	(560)
Rental/leasing	**(410)**	(386)	(356)
Operating expenses vehicles	**(522)**	(522)	(247)
Other operating expenses	**(3,601)**	(2,636)	(1,509)
Total other operating expenses	**(9,923)**	(8,096)	(5,498)

7 Other income and expenses

In a Group as large as Orkla, projects of varying scope will be carried out continuously with a view to rationalising day-to-day operations. This type of continuous improvement may also include structural changes, but as a rule will not qualify for recognition as «Other income and expenses», regardless of the financial scope of the project. Thus projects that qualify for such recognition are primarily projects that either culminate in the closure or winding-up of a business, production, etc. or that totally change the extent of or the way in which the business is run. Other issues will be considered separately.

Amounts in NOK million	2006
Impairment Borregaard Switzerland	**(255)**
Restructuring in Elkem's Silicon business	**(133)**
Total	**(388)**
Of this: Impairment property, plant and equipment	**(370)**
Impairment intangible assets	**-**

Amounts in NOK million	2005
Impairment goodwill and restructuring Textiles	(115)
Restructuring in Elkem's Silicon business	(75)
Closure of factory Öland, Orkla Foods	(24)
Total	(214)
Of this: Impairment property, plant and equipment	35
Impairment intangible assets	(99)

Amounts in NOK million	2004
Restructuring and impairment Denofa	(515)
Restructuring and impairment Borregaard Synthesis (Italy, USA and China)	(250)
Restructuring Borregaard Sarpsborg	(50)
Orkla ASA anniversary gift	(35)
Restructuring Bakehuset	(35)
Gain on sale of Karenslyst allé 12-14	188
Total	(697)
Of this: Impairment property, plant and equipment	(187)
Impairment intangible assets	-

8 Finance income and finance costs

Net financial items mainly consist of interest income and costs relating to the Group's total financing. The net unhedged exchange rate effects of the Group's receivables and liabilities in foreign currencies will also be reported as net foreign currency gains/losses. Gains or losses on foreign currency transactions may result from the fact that hedges are not 100 % effective. Any gains or losses on securities not reported under Financial Investments will be included in finance income and finance costs.

Amounts in NOK million	2006	2005	2004
Interest income	**200**	191	268
Net foreign exchange gain	**-**	8	-
Other finance income	**399[1]**	68	48
Total finance income	**599**	267	316
Interest costs	**(779)**	(660)	(403)
Net foreign exchange loss	**(38)**	-	(1)
Other finance costs	**(66)**	(71)	(70)
Total finance costs	**(883)**	(731)	(474)

[1] Includes a gain of NOK 282 million on the conversion of REC convertible bonds and a gain of NOK 49 million on Orkla Eiendom's sale of a shareholding.

9 Earnings per share

Earnings per share are one of several indicators that can be used in financial analyses to assess a company's performance. This key figure shows how much the profit or loss for the period amounts to per share and is calculated by dividing the profit or loss for the period by the average shares outstanding.

The Orkla Group has an option programme whereby certain senior executives have the right in the future to buy a number of Orkla shares at a specified exercise price. As a result of this programme, outstanding shares may be diluted when options are exercised. In order to take into account this future increase in the number of shares outstanding, diluted earnings per share are calculated in addition to basic earnings per share. The average shares outstanding is then adjusted to take into account the diluting effect of the option programme.

Amounts in NOK million	2006	2005	2004
Profit for the year after minority interests for continuing operations	**7,127**	5,644	2,883
Gains/profit discontinued operations	**4,109**	154	12,671
Profit for the year after minority interests	**11,236**	5,798	15,554
Weighted average of shares outstanding	**206,330,701**	206,065,819	205,924,518
Estimated dilution effect option programme	**545,350**	462,113	331,108
Weighted average of shares outstanding diluted	**206,876,051**	206,527,932	206,255,626

To calculate the profit or loss for discontinued operations per share, the lines «Gains/profit discontinued operations» and «Weighted average shares outstanding diluted» in the tables above are used.

Amounts in NOK	2006	2005	2004
Earnings per share	**54.5**	28.1	75.5
Earnings per share diluted	**54.3**	28.1	75.4
Earnings per share diluted for discontinued operations	**19.9**	0.8	61.4
Earnings per share diluted adjusted for discontinued operations	**34.4**	27.3	14.0

Intangible assets are non-physical assets that have largely been capitalised in connection with the acquisition of companies. Intangible assets classified as non-amortisable have an indefinite useful life and it is impossible on the balance sheet date to foresee when the asset will cease to have value. Other intangible assets are amortised over their useful life. Amortisation is reported on a separate line in the income statement. Expenses relating to internally generated intangible assets are essentially expensed as and when they are incurred. Pursuant to the transitional rules in IFRS 1, goodwill from before 2004 may continue to be reported at capitalised value as of 31 December 2003. The content of goodwill before and after this date may therefore differ. IT consists of customised software and will differ from other intangible assets in terms of the need for reinvestment. Amortisation of these assets is therefore included in «Depreciations property, plant and equipment» in the income statement.

Amortisable intangible assets are amortised on a straight line basis at the following rates: trademarks 10-20 %, power rights 4 % and IT 16-33 %.

Amounts in NOK million	Trademarks not amortisable	Trademarks amortisable	Power rights and other intangible assets	Development[1]	IT	Goodwill	Total continuing operations	Discontinued operations	Total
Book value 1 January 2006	1,690	4	4,383	28	166	10,087	**16,358**	1,202	17,560
Additions	21	-	34	77	31	10	**173**		
Companies acquired	158	12	76	-	-	1,238	**1,484**		
Disposals	(25)	(3)	(521)	-	(2)	(54)	**(605)**		
Amortisation	-	(1)	(198)	(11)	(70)	-	**(280)**		
Impairment	-	-	-	-	-	(6)	**(6)**		
Currency translations	3	-	4	-	2	237	**246**		
Book value 31 December 2006	1,847	12	3,778	94	127	11,512	**17,370**		
Total costs 1 January 2006	1,690	6	4,591	29	360	12,521	**19,197**		
Accumulated amortisation and impairment	0	(2)	(208)	(1)	(194)	(2,434)	**(2,839)**		
Book value 1 January 2006	1,690	4	4,383	28	166	10,087	**16,358**	1,202	17,560
Total costs 31 December 2006	1,847	15	4,184	106	391	13,952	**20,495**		
Accumulated amortisation and impairment	-	(3)	(406)	(12)	(264)	(2,440)	**(3,125)**		
Book value 31 December 2006	1,847	12	3,778	94	127	11,512	**17,370**		
Book value 1 January 2005	42	-	18	-	72	2,571	2,703	1,114	3,817
Additions	-	-	-	29	48	70	147		
Companies acquired	1,647	6	4,575	-	126	7,758	14,112		
Disposals	-	-	-	-	(11)	-	(11)		
Amortisation	-	(2)	(207)	(1)	(76)	-	(286)		
Impairment	-	-	-	-	-	(112)	(112)		
Currency translations	1	-	(3)	-	7	(200)	(195)		
Book value 31 December 2005	1,690	4	4,383	28	166	10,087	16,358	1,202	17,560

[1] In addition Group companies expensed NOK 465 million in research and development costs in 2006 (NOK 512 million in 2005), of which Elkem Solar accounted for NOK 92 million. Elkem Solar accounted for NOK 72 million of capitalised development expenses as of 31 December 2006.

Impairment testing of intangible assets

Intangible assets with an indefinite useful life and goodwill are not amortised. However, these assets are tested annually for impairment. In the event of special indications of a reduction in value, impairment testing is carried out more frequently. Cash flows relating to the assets are identified and discounted. If this value in use is lower than the capitalised amount, the assets are written down. The impairment test is carried out by comparing the recoverable amount with the unit's capital employed. The recoverable amount is the greater of the value in use and the fair value less costs to sell. If the resulting value is positive, this means that the value of the intangible asset or goodwill is intact. The recoverable amount is measured by discounting future cash flows based on plans adopted for the companies.

The greatest risk of material changes in value is related to the Group's major goodwill items. The five largest goodwill items are related to the following cash flow-generating units (capitalised value):

Amounts in NOK million	2006
Sapa	**3,504**
Chips	**2,021**
Elkem	**1,458**
Procordia Food	**842**
Dietary supplements and health products	**839**
Other goodwill	**2,848**
Total	**11,512**

In addition, trademarks in Chips have been valued and recognised in the balance sheet at NOK 1,133 million. The Group has capitalised non-amortisable trademarks totalling NOK 1,847 million. The other largest trademarks are related to Panda, Dansk Droge and Collett Pharma.

If the recoverable amount exceeds capital employed by less than 20 %, a further sensitivity analysis is carried out to check the calculation. Where necessary, assumptions and estimates are reviewed and the robustness of the investment is measured in relation to these assumptions and estimates.

The performance of the largest acquisitions in 2005 (Elkem/Sapa and Chips) is satisfactory and the estimated value in use of the investments as of 31 December 2006 is great enough to justify the capitalised values.

Calculations of future cash flows are based on a number of estimates including both assumptions concerning economic trends and assumptions concerning the assumed useful life of important trademarks.

Budget assumptions

Future cash flows are estimated on the basis of the budget for the next year and the following two forecast years. As from year four a terminal value is calculated.

This calculation is based on the following assumptions:

Discount rate	The discount rate applied is the Group's cost of capital, which is adjusted for country and currency risk and is basically 9.7 % before tax. It is calculated on the basis of a weighted average of the cost of equity and the cost of debt for the Group.
Raw material prices	Raw material prices are estimated on the basis of the market situation (forward or spot prices) at the time of calculation.
Gross profit	Profit margins are based on historical performance adjusted for future expectations.
Market shares	Maintaining market shares is important for the earnings generated by key trademarks. Estimates are based on the expectation that market shares will not change significantly from the time of calculation.
Terminal value	The terminal value has been adjusted by a growth rate of 2.5 %, equivalent to estimated inflation.

Cash flow estimates are sensitive to changes in raw material prices and the ability to maintain margin assumptions. Based on the impairment tests carried out, no impairment charges of intangible assets or goodwill were carried out in 2006. The sensitivity of the estimates, even when there is a reasonably possible change in assumptions, does not give grounds for impairment charges.

11 Property, plant and equipment

Property, plant and equipment are various types of assets that are necessary for the Group's operating activities. Unless there are significant changes in operating parameters, these assets will largely necessitate corresponding reinvestment over time. They comprise such items as land, buildings, plants, machinery, fixtures and fittings, IT equipment and vehicles. Assets that are subject to wear and tear are depreciated over their useful life. This means that assets such as property sites are not depreciated. The residual value is taken into account in the calculation of annual depreciation and the remaining period of depreciation is assessed. Annual depreciation is an indication of the extent of the need for corresponding reinvestment.

Property, plant and equipment are depreciated on a straight line basis at the following rates: buildings 2-4 %, machinery, fixtures and fittings 5-15 %, vehicles 15-25 % and EDP equipment 16-33 %. The table below covers both directly acquired assets and excess or deficit values allocated to underlying tangible assets in acquired companies.

Amounts in NOK million	Land, buildings and other property	Machinery and plants	Assets under construction	Fixtures and fittings, vehicles, EDP etc.	Continuing operations	Discontinued operations	Total
Book value 1 January 2006	5,850	7,366	1,396	487	**15,099**	1,813	16,912
Additions	807	1,150	801	321	**3,079**		
Disposals	(143)	(68)	(2)	-	**(213)**		
Companies acquired	249	198	38	12	**497**		
Transferred assets under construction	5	20	(32)	7	**0**		
Impairment	(1)	(343)	(24)	(2)	**(370)**		
Depreciations	(310)	(1,224)	-	(195)	**(1,729)**		
Currency translation	87	110	-	8	**205**		
Book value 31 December 2006	6,544	7,209	2,177	638	**16,568**		
Total costs 1 January 2006	8,003	16,042	1,435	1,506	**26,986**		
Accumulated depreciations and impairment	(2,153)	(8,676)	(39)	(1,019)	**(11,887)**		
Book value 1 January 2006	5,850	7,366	1,396	487	**15,099**	1,813	16,912
Total costs 31 December 2006	10,904	22,453	2,250	2,727	**38,334**		
Accumulated depreciations and impairment	(4,360)	(15,244)	(73)	(2,089)	**(21,766)**		
Book value 31 December 2006	6,544	7,209	2,177	638	**16,568**		
Book value 1 January 2005	3,061	3,206	413	345	7,025	2,309	9,334
Additions	425	825	1,146	210	2,606		
Disposals	(342)	(91)	(69)	(29)	(531)		
Companies acquired	2,924	4,361	360	159	7,804		
Transferred assets under construction	60	371	(452)	21	0		
Impairment	30	(30)	(2)	(16)	(18)		
Depreciations	(294)	(1,270)	-	(195)	(1,759)		
Currency translation	(14)	(6)	-	(8)	(28)		
Book value 31 December 2005	5,850	7,366	1,396	487	15,099	1,813	16,912

The Group owns biological assets in the form of forests, the book value of which was NOK 175 million as of 31 December 2006. The forests are valued at fair value using a cash-flow-based method. In 2006 an increase in value of NOK 11 million (NOK 26 million in 2005) was recognised in operating profit. The forests are included in the asset category land, buildings and other property.

See Note 24 for disclosures of security and mortgages related to the Group's property, plant and equipment.

12 Investments in associates accounted for under the equity method

Investments in associates accounted for under the equity method are investments of a strategic nature in companies in which the Orkla Group has significant influence by virtue of its ownership interest. This type of investment is accounted for by the Group presenting its share of the associate's profit/loss on a separate line in the income statement and accumulating the results reported for the share on a single line in the balance sheet. Any excess values that are to be amortised are deducted from profit according to the same principles as for consolidated companies. Goodwill is not amortised. Dividends received from associates are recognised as a deduction in investment in the balance sheet and regarded as repayment of capital. The balance-sheet value of associates thus represents the original cost price (= the fair value at the time of purchase) plus profit accumulated up to the present, minus any amortisation of excess values and accumulated dividends received.

Figures for associates that do not report in accordance with IFRS are restated prior to inclusion in the consolidated financial statements. Associates that are part of the investment portfolio are presented in Note 17.

Amounts in NOK million	REC	Jotun	Elkem[1]	Chips[2]	Others	Total continuing operations	Discontinued operations	Total
Book value 1 January 2004	-	1,065	2,367	154	122	3,708	206	3,914
Additions/disposals 2004	-	-	-	81	(21)	60		
Additions/disposals 2005	936	-	(2,624)	(280)	25	(1,943)		
Additions/disposals 2006	2,739	-	-	-	106	2,845		
Share of profit 2004	-	130	404	26	2	562		
Share of profit 2005	0	139	-	3	10	152		
Share of profit 2006	128	151	-	-	10	289		
Dividends/translation effects 2004	-	(31)	(147)	16	(7)	(169)		
Dividends/translation effects 2005	-	(93)	-	-	(8)	(101)		
Dividends/translation effects 2006	-	(34)	-	-	(6)	(40)		
Book value 31 December 2004	-	1,164	2,624	277	96	4,161	208	4,369
Book value 31 December 2005	936	1,210	-	-	123	2,269	230	2,499
Book value 31 December 2006	3,803	1,327	-	-	233	5,363		
Share owned 31 December 2006	27.5 %	42.5 %[3]						

[1] Elkem is consolidated as a subsidiary from 1 January 2005.
[2] Chips is consolidated as a subsidiary from 1 March 2005.
[3] The Group has 38.2 % of the voting rights in Jotun.

Main figures (100 % figures):

Amounts in NOK million	Jotun 2006[1]	Jotun 2005	REC 2006[1]	REC 2005
Operating revenues	**7,733**	6,710	**4,334**	2,454
Operating profit	**645**	535	**1,574**	601
Profit after taxes and minority interests	**331**	305	**458**	4
Total assets	**5,613**	5,121	**14,808**	6,325
Total liabilities	**2,626**	2,310	**4,171**	5,067

[1] Preliminary figures.

The fair value of Orkla's ownership share in REC was NOK 15.5 billion as of 31 December 2006. See Note 24 for information on further purchases of shares in REC after year end.

13 Other non-current financial assets

Other non-current financial assets consist of financial investments of a long-term nature. The shareholdings presented here are of a strategic nature, but the size of the ownership interest and degree of influence do not qualify the shareholdings for presentation using the equity method. The shares are presented at fair value with changes in value taken directly to equity. This item also includes net pension plan assets in companies that have greater pension plan assets than pension liabilities, and receivables falling due in more than one year's time.

Amounts in NOK million	2006	2005
Shares in other companies	**1,444[1]**	408
Pension plan assets	**103**	131
Other financial assets at fair value	**1,547**	539
Interest in partnership in other companies	**0**	1
Loans to employees	**27**	50
Interest-bearing receivables	**794[2]**	148
Other non-current receivables	**183**	392
Other financial assets	**1,004**	591
Total other non-current financial assets	**2,551**	1,130

[1] This primarily consists of shares in Mecom Group PLC. The shares were sold in January 2007 at a gain of over NOK 300 million. The shares have been held as available for sale.
[2] This primarily consists of a receivable from Mecom Group PLC.

14 Inventories

The Group's inventories are specified in terms of type of goods, and the breakdown by business area is shown in the segment reporting. Inventories comprise the Group's inventoried stocks of raw materials, work in progress, internally manufactured finished goods and merchandise, valued at cost price or manufacturing cost. Any profit from internal sales has been eliminated. Inventories presented here should, as for cost of material, be goods that are or will be part of the finished product, including all packaging. Any redundant stock has been written down to net realisable value (estimated future selling price).

Amounts in NOK million	2006	2005
Raw materials	**2,233**	1,946
Work in progress	**1,034**	894
Finished goods and merchandise	**3,243**	3,215
Total	**6,510**	6,055

Sold, unfinished apartments are included on the basis of the percentage of completion for each project phase. Before the revenue is taken to income, a substantial part of the apartments must have been sold and the project must have been completed to such a degree that the profit on the project can be estimated with great certainty. The value of the project's earned revenues is capitalised in «work in progress».

15 Current receivables and liabilities

Current receivables

Current receivables are both operating receivables and interest-bearing receivables. Operating receivables are broken down into trade receivables, accrued advance payments to suppliers and other current receivables. Trade receivables are continuously reviewed and losses have been calculated on receivables that have fallen due.

Amounts in NOK million	2006	2005
Accounts receivable	**8,108**	7,939
Advance payment to suppliers	**515**	719
Derivatives fair value	**601**	173
Interest-bearing receivables	**399**	744
Other current receivables	**1,301**	1,773
Total current receivables	**10,924**	11,348

Current liabilities

Current liabilities are operating liabilities (trade accounts payable, unpaid public taxes/charges, prepaid revenues, other accruals, etc.) and financial liabilities (payable interest). All these items are interest-free borrowings. Dividends do not become liabilities until they have been approved by the General Meeting.

Amounts in NOK million	2006	2005
Accounts payable	**5,059**	4,663
Value added tax, employee taxes etc.	**1,022**	1,563
Derivatives fair value	**1,240**	731
Other current liabilities	**3,798**	3,967
Total current liabilities	**11,119**	10,924

16 Cash and cash equivalents

The Group's cash and cash equivalents consist of liquid assets necessary for transactions and some current deposits and should not be confused with its liquidity reserves. The liquidity reserves are mainly held in the form of committed unutilised drawing facilities as disclosed in Note 22. The liquidity reserves are supplemented by the cash and cash equivalents.

Amounts in NOK million	2006	2005
Cash at bank and in hand	**1,617**	1,919
Current deposits	**171**	492
Total cash and cash equivalents	**1,788**	2,411

17 Share Portfolio

The Financial Investments division is one of the Group's three core areas. The division manages one of Norway's largest share portfolios. Its investment universe is primarily the Nordic region and Eastern Europe. The primary goal of the Financial Investments division is to maximise the long-term return on invested capital, contribute to providing the Group with industrial options and be one of the leading players in the field of alternative investments in Norway. The main strategy for the investment portfolio is to identify and invest in value-creating companies.

Amounts in NOK million	Ownership	Number of shares 31 December2006	Fair value 31 December 2006	Unrealised gains 2006	Industry	Fair value 31 December 2005
Securities available for sale						
Listed securities Norway						
Steen & Strøm	11.3 %	3,161,635	1,059	879	Real estate	648
Tomra Systems	11.5 %	20,000,000	860	63	Industry	349
DnB NOR	0.7 %	9,000,000	797	469	Bank	720
Rieber & Søn	15.5 %	12,363,507	686	87	Consumer Goods	565
Fast Search & Transfer	12.2 %	43,600,000	676	26	Software & Services	408
Norsk Hydro	0.3 %	3,490,800	675	350	Energy	556
Schibsted	2.8 %	1,946,250	433	138	Media	406
Tandberg Television	4.0 %	3,250,000	254	50	Communications Equipment	-
Vizrt	11.1 %	2,252,616	199	74	Software	86
Yara International	0.4 %	1,265,400	179	60	Materials	146
Eltek	5.9 %	2,885,939	178	-	Technology Hardware & Equipment	112
Kongsberg Automotive	6.6 %	2,938,400	165	30	Automobiles & Components	141
Oslo Børs Holding	5.0 %	250,500	150	128	Finance	200
EDB Business Partner	2.9 %	2,642,279	145	15	IT Consulting & Other Services	58
Awilco Offshore	1.4 %	2,050,100	133	82	Energy Equipment & Services	108
Storebrand	0.7 %	1,650,956	131	103	Insurance	1,145
Norwegian Property	1.8 %	1,800,000	117	24	Real estate	-
Kongsberg Gruppen	2.2 %	645,200	112	19	Commercial Services & Supplies	-
Kverneland	8.7 %	1,339,727	101	12	Construction & Farm mach. & Heavy trucks	98
Others			1,287	104		1,120
Total			8,337	2,713		6,866
Listed securities outside Norway						
Hennes & Mauritz B	0.3 %	2,350,000	739	304	Retailing	657
Vimpelcom-SP ADR	0.6 %	1,298,100	641	386	Telecommunication Services	440
Amer Group	4.2 %	3,028,185	415	55	Consumer Goods	251
Ericsson B	0.1 %	16,000,000	403	88	Technology Hardware & Equipment	370
Transocean	0.2 %	720,000	364	120	Energy Equipment & Services	407
AstraZeneca	0.1 %	1,000,900	335	61	Pharmaceuticals & Biotech	297
Sampo	0.3 %	1,750,329	292	135	Insurance	335
Nokian Renkaat	1.5 %	1,823,500	233	57	Automobiles & Components	155
Danske Bank	0.1 %	800,000	221	73	Bank	119
Mobile Telesys ADR and Ord.[1]	0.1 %	1,450,000	218	42	Telecommunication Services	95
Enter Sverige	na	170,191	218	130	Mutual Fund	160
Getinge Industrier B	0.7 %	1,318,400	184	88	Health Care Equipment & Services	200
Group 4 Securicor	0.6 %	7,748,000	178	32	Commercial Services & Supplies	104
Pride International	0.5 %	868,400	163	3	Energy	-
Nordic Alpha	na	135,000	155	46	Hedge Fund	140
Lebedyansky	1.4 %	295,080	148	68	Consumer Goods	118
Royal Caribbean Cruises	0.3 %	531,400	138	(6)	Hotels & Leisure	152
Helix Energy Solutions	0 %	700,000	137	(11)	Energy	-
Rambler Media Limitied	4.3 %	650,000	135	81	Media	82
Nordea Bank	0.1 %	1,400,000	135	43	Bank	246
Skistar	3.3 %	1,226,500	131	49	Hotels & Leisure	116
Cardo	1.6 %	488,100	115	36	Construction & Farm mach. & Heavy trucks	87
Nordic Omega	na	563,000	115	15	Hedge Fund	102
Seventh Continent	0.1 %	676,205	113	59	Household products	77
Orkla Finans Multistrategi	na	250,278	106	13	Hedge Fund	104
Trigon Second Wave Fund A	0 %	931,625	104	38	Mutual Fund	73
Others			1,139	202		2,107
Total			7,275	2,207		6,994
Unlisted securities						
Industri Kapital 2000	3.6 %	na	392	132	Private Equity Fund	425
Industri Kapital 2004	5.0 %	na	253	85	Private Equity Fund	106
Carl Aller Establissiment	3.6 %	6,450	221	171	Media	186
Industri Kapital 97	8.0 %	na	167	33	Private Equity Fund	239
Overseas Telecom A+B[2]	13.1 %	238,500	162	121	Telecommunication Services	116
Nordisk Mobiltelefon	13.9 %	4,485,720	151	23	Private Equity Fund	-
Ferd Private Equity I	4.7 %	na	95	52	Private Equity Fund	75
Dynea	3.8 %	818,205	89	44	Private Equity Fund	75
Vakt-Service	12.9 %	43,053	75	-	Commercial Services & Supplies	-
Others			646	91		664
Total			2,251	752		1,886
Securities, with change in fair value through profit and loss						
Rondane Holding	38.4 %	2,251,000	135		Industry	-
Qubus Hotel Holding	20.5 %	66,772	67		Consumer Goods	67
Viking Venture	24.4 %	494,056	44		Private Equity Fund	31
Others			89			305
Total			335			403
Currency hedging, recorded in balance sheet				(25)		
Total value Share Portfolio[3]			18,198	5,647		16,149
Of this owned by Orkla ASA			18,165	5,530		16,102

[1] Mobile Telesystem ADR: 540,000 shares, Mobile Telesys Ord.: 910,000 shares.
[2] Overseas Telecom A: 150,170 shares, Overseas Telecom B: 83,330 shares.
[3] In addition to the Share Portfolio, other Group companies have minor shareholdings totalling NOK 26 million (2005: NOK 28 million).

The portfolio mainly consists of large shareholdings in a number of companies and will therefore be skewed in comparison to a market portfolio. 85 % of the portfolio consists of listed securities. Reference is made to the Report of the Board of Directors, in which the return on the portfolio is described. The fair value of listed securities is based on the latest bid price. Unlisted securities are valued at the best estimate of their fair value. When computing best estimates, recognised valuation methods, such as multiples, are used if there have been transactions as well as external valuations.

Portfolio investments in companies in which the Group owns an interest of between 20 % and 50 % (associates) are presented at fair value with changes in value recognised in the income statement. In 2006 NOK 68 million in changes in the value of associates was reported in the income statement on the line «Gains and losses/write-downs Share Portfolio».

NOK 3,662 million has been recognised in realised portfolio gains. Furthermore, the value of securities has been written down by NOK 459 million.

Net unrealised excess values in the portfolio, totalling NOK 5,647 million, have been taken to equity. The Group also has investments presented as «Other non-current financial assets». See Note 13.

	Share Portfolio		Group	
Amounts in NOK million	2006	2005	2006	2005
Securities available for sale				
Equity effects 1 January 2005		2,325		2,320
Of this write-downs related to restatement accounts to IFRS		1,350		1,350
Opening balance unrealised gains	**5,102**	3,675	**5,206**	3,670
Change in unrealised gains	**545**	1,427	**929**	1,536
Closing balance unrealised gains	**5,647**	5,102	**6,135**	5,206
Realised gains/losses	**3,542**	1,898		
Write-downs	**(459)**	(37)		
«Gains and losses/write-downs Share Portfolio»	**3,083**	1,861		
Dividends	**755**	990		
Recognised in income statement	**3,838**	2,851		
Securities with change in fair value through profit and loss				
Change in fair value	**68**	66		
Realised gains/losses	**120**	259		
«Gains and losses/write-downs Share Portfolio»	**188**	325		
Dividends	**4**	4		
Recognised in income statement	**192**	329		

	Share Portfolio	
Amounts in NOK million	2006	2005
Changes in fair value		
Opening balance fair value Share Portfolio	**16,149**	13,135
Changes in unrealised gains	**545**	1,427
Net sale of shares	**(1,710)**	(486)
«Gains and losses/write-downs Share Portfolio»	**3,203**	2,120
«Gains and losses/write-downs Share Portfolio» associates	**68**	66
Net foreign exchange gains/losses and eliminations	**(57)**	(113)
Closing balance fair value Share Portfolio	**18,198**	16,149

18 Change in share capital

Date/year	Number of shares	Nominal value (NOK)	Type of change	Amount (NOK million)	Ratio	Share capital (NOK million)
31 December 1996	48,747,241	25				1,218.7
31 December 1997	49,333,393	25	share issue	14.8		1,233.3
1998	49,366,359	25	share issue	0.9		1,234.2
1998	197,465,436	6.25	split		4:1	1,234.2
31 December 1998	197,465,436	6.25				1,234.2
1999	197,527,910	6.25	share issue	0.4		1,234.5
1999	219,246,336	6.25	pre-emptive rights issue	135.7		1,370.3
31 December 1999	219,246,336	6.25				1,370.3
31 December 2000	219,246,336	6.25				1,370.3
31 December 2001	219,246,336	6.25				1,370.3
2002	216,301,666	6.25	amortisation	(18.4)		1,351.9
31 December 2002	216,301,666	6.25				1,351.9
2003	213,909,416	6.25	amortisation	(15.0)		1,336.9
31 December 2003	213,909,416	6.25				1,336.9
2004	212,302,265	6.25	amortisation	(10.0)		1,326.9
31 December 2004	212,302,265	6.25				1,326.9
2005	208,286,194	6.25	amortisation	(25.1)		1,301.8
31 December 2005	208,286,194	6.25				1,301.8
31 December 2006	208,286,194	6.25				1,301.8

Own shares

	Nominal value (NOK)	Number of shares	Fair value (NOK million)
Shares owned by Orkla ASA	14,781,844	2,365,095	835

Own shares have been deducted from Group equity at cost.

Changes in own shares

	2006	2005
Balance 1 January	**2,007,274**	6,516,071
Purchase of own shares	**1,000,000**	-
Purchased from Elkem	**-**	32,377
Redemption of options in own shares	**(320,369)**	(525,103)
Share purchase programme for Orkla employees	**(321,810)**	-
Reduction of share capital	-	(4,016,071)
Balance 31 December	**2,365,095**	2,007,274

As of 31 December 2006, there were 1,678,372 options outstanding. See Note 4 to the consolidated financial statements.

Previous share purchases have been made because the Board of Directors regarded the investments as being to the shareholders' advantage. Some of the shares that were purchased were intended for use in the employee share purchase programme.

Authorisation

The Board of Directors has an authorisation granted on 27 April 2006 and valid until the Ordinary General Meeting in 2007 to increase the share capital by issuing new shares for a total of up to NOK 90,000,000 divided between a maximum of 14,400,000 shares with a nominal value of NOK 6.25 each, without pre-emptive rights for existing shareholders.

On 27 April 2006 the General Meeting resolved to renew the Board's authorisation to acquire shares in Orkla ASA, limited to 18.5 million shares, until the Ordinary General Meeting in 2007.

At the General Meeting on 19 April 2007, the Board of Directors will propose that the authorisation to acquire shares in Orkla ASA be maintained.

Orkla has one class of share, and each share carries one vote and has a par value of NOK 6.25. At the Annual General Meeting on 19 April 2007, the Board of Directors will propose a five-for-one share split, thereby changing the par value of the Orkla share from NOK 6.25 to NOK 1.25. Furthermore, the Board of Directors will at the Annual General Meeting propose to amortise (cancel) 5,000,000 shares (number given after the share split mentioned above), which equals the amount of shares Orkla ASA bought back in 2006. The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the Annual General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. If the shareholder is unable to attend the General Meeting and vote in person, he or she may vote by proxy.

For further information regarding shareholders' equity, see «Shares and shareholders» on pages 68–69.

Dividend

The Board of Directors proposes that an ordinary dividend of NOK 10.00 per share will be paid out, totalling NOK 2,059 million.

19 Minority interests

Minority interests consist of external ownership interests both in subsidiaries and their subsidiaries.

Amounts in NOK million	2006	2005	2004
Minority interests' share of:			
Depreciations and impairment	**16**	47	14
Operating profit	**81**	112	42
Profit before taxes[1]	**77**	110	41
Taxes[1]	**20**	34	10
Changes in minority interests:			
Minority interests' continuing operations 1 January	**380**	82	
Minority interests' discontinued operations 1 January	**366**	366	
Minority interests' share of profit	**52**	216	
Increase due to acquisitons	**26**	579	
Decrease due to further acquisitions of minority interests	**(85)**	(422)	
Dividends to minority interests	**(61)**	(63)	
Translation differences etc.	**6**	(12)	
Adjustment taken to equity	**18**		
Minority interests' continuing operations 31 December	**336**	380	
Minority interests' dicontinued operations 31 December	**-**	366	
Minority interests relating to:			
Orkla Foods	**98**	84	
Orkla Brands	**3**	3	
Elkem	**200**	262	
Sapa	**9**	4	
Borregaard	**16**	16	
Others	**10**	11	
Total	**336**	380	

[1] The variance between pre-tax profit minus tax and minority interests' share of profit is ascribable to the amortisation of premium (NOK 5 million) and the fact that minority interests in Elkem's first six months of 2005 are not reflected in the above table (NOK 140 million).

20 Taxes

Taxes

Taxes are computed on the basis of accounting profit and broken down into tax payable and deferred tax. Deferred tax is the result of differences between financial accruals and tax accruals.

Taxes related to discontinued operations are presented in Note 26.

Amounts in NOK million	2006	2005	2004
Taxes payable[1]	**(1,079)**	(1,554)	(595)
Change in deferred tax	**(267)**	465	(2)
Total taxes	**(1,346)**	(1,089)	(597)
Taxes as % of «Profit before taxes» from continuing operations	**15,8**	15,7	17.0

Reconciliation of the Group's total taxes

	2006	2005	2004
28 % of profit before taxes (tax rate in Norway)	**(2,387)**	(1,946)	(983)
Effect of tax-free dividends	**200**	291	181
Effect of tax-free capital gains	**885**[2]	435	292
Effect of associates	**78**	43	158
Effects of amortisation/impairment of Group goodwill	**-**	(29)	1
Effect of foreign activities	**(122)**	117	(246)
The Group's total taxes	**(1,346)**	(1,089)	(597)

[1] Taxes payable includes adjustments for prior periods, amounting to NOK +91 million in 2006 and NOK +119 million in 2005.
[2] The option element of gains on the conversion of convertible bonds is regarded as being covered by the exemption method.

Deferred tax

Deferred tax represents the Group's tax liabilities that are payable in the future. The table below lists the timing differences between tax accounting and financial accounting.

The table shows the composition of the Group's deferred tax base, and indicates when deferred taxes are payable. However, timing differences may be upheld if operations are continued. Net tax-increasing timing differences mean that taxes relating to tax-increasing and tax-reducing timing differences that are payable within the same accounting period are presented together.

Amounts in NOK million	2006	2005
Tax increasing/(reducing) timing differences		
Hedges taken to equity	**(987)**	85
Biological assets	**175**	164
Intangible assets	**5,577**	6,284
Property, plant and equipment	**2,278**	2,600
Net pension liabilities	**(640)**	(1,094)
Gain and loss tax deferral	**1,369**	1,273
Other non-current items	**901**	101
Total non-current items	**8,673**	9,413
Current receivables	**(216)**	(326)
Inventories	**75**	153
Provisions	**(923)**	(1,261)
Other current items	**350**	(755)
Total current items	**(714)**	(2,189)
Losses carried forward	**(2,148)**	(2,314)
Basis for computation of deferred tax	**5,811**	4,910
Calculated deferred tax	**1,555**	1,209
Deferred tax power plant - tax regime	**429**[1]	449
Deferred tax assets, not capitalised	**699**	673
Net deferred tax	**2,683**	2,331
Change in deferred tax	**(352)**	(2,026)
Deduction of change in deferred tax discontinued operations	**(121)**	(19)
Change in deferred tax continuing operations	**(231)**	(2,007)
Deferred tax taken to equity	**(166)**	(82)
Acquisition/sale of companies, translation effects etc.	**130**	2,554
Change in deferred tax income statement	**(267)**	465

[1] Deferred tax and deferred tax assets related to the tax regime for power plants has been recognised gross per power plant.

Net deferred tax presented in balance sheet

Amounts in NOK million	2006	2005
Deferred tax	**2,884**	2,848
Deferred tax assets	**201**	517
Net deferred tax	**2,683**	2,331

Deferred tax assets are only capitalised to the extent that it is probable that there will be future taxable profit that is large enough for the tax asset to be usefully applied.

Necessary provisons are made regarding unsettled taxable positions.

Losses carried forward by expiry date

Amounts in NOK million	2006	2005
2006		108
2007	**62**	3
2008	**28**	3
2009	**15**	78
2010	**272**	311
2011	**151**	34
2012	**44**	44
2013 or later	**672**	116
Without expiry date	**904**	1,617
Total tax losses carried forward	**2,148**[1]	2,314

[1] The largest losses carried forward are related to operations in Switzerland, the USA, South Africa, Denmark, Portugal, Iceland, Germany and Poland.

21 Provisions

Provisions consist of pension liabilities and other provisions. Pension liabilities are disclosed in Note 5.

An enterprise has a liability when it is obliged to transfer financial resources to another party at a future date of settlement. This obligation may be self-imposed if the enterprise through its decisions and actions has created expectations of its assuming a financial liability in the future, e.g. in the form of the restructuring of parts of its operations. In such case, agreed severance pay for employees would be a natural part of the restructuring provision. The liability will be reduced over time as the disbursements are made.

Amounts in NOK million	2006	2005
Pension liabilities[1]	**1,731**	2,049
Other provisions	**693**	902
Total	**2,424**	2,951

[1] Pension liabilities are classified as non-interest-bearing liabilities because the interest elements are presented with other pension expenses under «Payroll expenses».

Provisions are largely related to restructuring projects. The provision in Borregaard was established in 2004 in connection with restructuring/closures at Denofa, Synthesis and Borregaard's central plants (see Note 7 «Other revenues and expenses»). The provision represents remaining liabilities and is a best estimate. The main items under Elkem are related to environmental provisions (NOK 95 million), licence fees (NOK 114 million), depreciation of reversion rights (NOK 44 million) and the sum total of other minor provisions. Provisions at Orkla Foods are related to several minor restructuring matters in connection with severance pay in Eastern Europe. Other provisions are largely related to earnout agreements (NOK 54 million) and liabilities in connection with the sale of real estate properties (NOK 17 million). See the table below.

The Group concerns the risk related to all of these provisions to be small. The provisions cover well-known matters and there are no indications of any change in estimated expenses. Future liabilities have been discounted.

Provisions per business area

Amounts in NOK million	Orkla Foods	Borregaard	Elkem	Other provisions	Total continuing operations	Discontinued operations	Total
Provisions 1 January 2005	136	313	-	17	466	97	**563**
New provisions/acquired	42	50	500	191	783		
Utilised	(95)	(193)	(45)	(72)	(405)		
Provisions 31 December 2005	83	170	455	136	844	58	**902**
New provisions/acquired	36	-	35	12	83		
Utilised	(50)	(67)	(21)	(48)	(186)		
Provisions 31 December 2006	69	103	469	100	741		
Of this current provisions	(20)	(13)	-	(15)	(48)		
Non-current provisions	49	90	469	85	693		

This note describes the financial risks within the Group and the management of these. Tables showing the Group's interest-bearing receivables and liabilities and how the risks related to these are managed are presented. The last part shows the fair value of open derivative contracts as of year-end together with a description of the accounting treatment, including derivatives designated as hedging instruments.

(i) The organisation of financial risk management

Orkla operates internationally and is exposed to financial risks like currency risk, interest rate risk, commodity price risk, liquidity risk and credit risk. Orkla uses derivatives and other financial instruments to reduce these risks in accordance with the Group's financial policy.

Responsibility for managing financial risk in Orkla is divided between Business Areas, which manage risk related to business processes, and Group-level, which manages risk related to centralised activities like funding, interest-rate management and currency management.

Centralised risk management

Orkla has a central Group Treasury. Its most important tasks are to ensure the Group's financial flexibility in the short and long term, and to monitor and hedge financial risk in cooperation with individual operational entities. The guidelines for the Group Treasury are stated in the Group's finance policy, which is reviewed by the Board of Directors yearly. The Group Executive Board monitors financial risk by means of regular reporting, and meetings of the Treasury Committee. The Group Treasury acts as the internal bank for the Group and is responsible for, and executes, all major external funding and hedging transactions relating to currency and interest rate hedging. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments are matched to an underlying business requirement. The Group Treasury is operated as a cost centre.

Financial risks within each business area

This section describes the most important risk factors within each business area of the Group and the management of these. In this context, financial risk is defined as risk related to financial instruments. These may either be hedging instruments for underlying risk, or viewed as a source of risk themselves. Market risk not hedged with financial instruments is also discussed in this section.

Elkem

Price risk on imported goods and sold products, particularly aluminium and electric power, is a major source of financial risk in Elkem. Generally, Elkem seeks to mitigate price risk by entering into long-term sales and purchase contracts for its products, raw materials and other input factors. For electric power and aluminium, hedging instruments are available and traded on public exchanges. Elkem uses such financial instruments in order to manage price risk on electric power and aluminium. Elkem's power and aluminium risk management and hedging activities are handled by Elkem Energi and Elkem Aluminium ANS, respectively, in accordance with polices approved at Elkem AS board level. More detailed descriptions of power and aluminium are given in section (ii) "Classes of financial risks for the Group".

Currency risk is present in Elkem's sold products, the prices of which to a large extent are determined in international markets, primarily in USD and EUR. This currency exposure is partly offset by import of raw materials denominated in the same currencies. Currency exposure related to committed sales and purchase transactions are fully hedged. Elkem has also established currency hedging programs, with defined limits, for some of its business units related to future highly probable, but non-contracted cash flows for up to three years. Elkem's currency risk is managed by The Group Treasury.

Sapa

Sapa's currency risk is limited, due to production and sales being located in the same regional and local markets. However, currency risk is present in exported finished goods, and imported input factors in the production, particularly aluminium priced in USD. Currency risk is hedged for periods up to 15 months.

For Sapa, the prices of both products and metal purchases are affected by fluctuations in the market price of aluminium. Sapa seeks to reduce this risk by buying metal futures when it enters into sales contracts. The value of metal stocks is also hedged.

Borregaard

Borregaard is exposed to currency risk for most of its sales, primarily in USD, but also in EUR. A substantial part of this exposure, defined as estimated net cash flow in USD or EUR, is routinely hedged with a 9-month time horizon. Subject to certain criteria being met, the hedging horizon may be extended up to 36 months in order to lock in favourable margins.

Borregaard is also exposed to price risk on energy (thermal energy and electric power) as well as strategic raw materials (wood, chemicals). On the selling side, most of Borregaard's business segments are exposed to price risk in international markets.

Branded Consumer Goods

Entities within this area are located in the Nordic countries, Russia and other East European countries. Production and sales mainly take place in local markets. A smaller proportion of the input factors are imported, as well as some finished goods.

The two primary sources of financial risk within this business area are price risk on ingredients in food production and currency risk on imported goods. Price risk on raw materials is normally dealt with in commercial contracts. Each company hedges the currency risk with currency forward contracts against its own functional currency. Highly probable future cash flows are hedged for periods of up to 9 months.

Financial Investments division

The largest source of financial risk is the Share Portfolio. The main strategy for the Share Portfolio is to identify and invest in value-creating companies. 50 % of the financial instruments are denominated in currencies other than NOK, primarily SEK, EUR and USD. The policy is to hedge 75 %-90 % of the currency risk related to the market value of foreign investments.

(ii) Classes of financial risks for the Group

Currency risk

As NOK is the presentation currency for the Group Orkla is exposed to currency translation risk for net investments in foreign operations. Orkla maintains, as far as possible, a distribution of its net interest bearing liabilities across currencies, which corresponds to the relative enterprise value distribution across the subsidiaries' home currencies, within the Industry division.

Net interest-bearing liabilities in each currency constitute the hedging of translation risk on net investments in foreign subsidiaries, and is made up of hedges of subsidiaries' net liabilities in their home currency, plus hedges of net investments according to IAS 39. Orkla primarily uses loans, forward currency contracts and cross currency swaps to hedge internal loans and net investments in foreign subsidiaries.

Additionally, some of the internal loans to foreign subsidiaries form part of net investments in foreign subsidiaries according to IAS 21.15. The currency risk of these loans is not hedged, and the exchange rate differences are accumulated in equity until the foreign operation is disposed of.

At the operational level, transaction risk is hedged against each company's functional currency as described in (i) above. Orkla applies hedge accounting for most hedges of future transactions, either cash flow hedges, or fair value hedges of firm commitments. The different types of hedges are described in section (iii) "Derivative financial instruments and hedging".

The Group's aggregated outstanding currency hedges of future transactions as of 31 December 2006 are shown in Table 1.

TABLE 1 Foreign exchange contracts[1)]
linked to hedging of future cash flows as of 31 December 2006

Amounts in million

Purchase currency	Amount	Sale currency	Amount	Maturity
NOK	1,482	EUR	181	2007
NOK	764	EUR	92	2008
NOK	327	EUR	38	2009
NOK	690	USD	110	2007
NOK	103	USD	16	2008
NOK	240	USD	36	2009
NOK	22	USD	3	2010
NOK	127	JPY	2,258	2007
NOK	103	JPY	1,823	2008
NOK	106	JPY	1,893	2009
NOK	34	JPY	607	2010
NOK	89	GBP	7	2007
EUR	5	USD	5	2007
EUR	5	GBP	4	2007
USD	14	DKK	79	2007
USD	10	PLN	30	2007
CHF	45	USD	37	2007
CHF	21	EUR	13	2007
CAD	18	USD	16	2007
CAD	5	NOK	29	2007
ISK	818	NOK	74	2007
SEK	655	EUR	72	2007
SEK	114	NOK	102	2007
SEK	94	USD	14	2007
DKK	63	GBP	6	2007

[1)] In currency pairs where the net total of hedges is more than NOK 20 million.

In addition to the above hedges, Elkem has a hedge of USD against NOK through price mechanisms in certain power contracts which results in higher power prices when USD strengthens against NOK. As of 31 December 2006 USD 343 million was implicitly sold forward through these contracts.

Interest rate risk

Orkla's interest rate risk is mainly related to the Group's debt portfolio. This risk is managed at Group level. The Group's policy is that interest costs should follow the general trend in money market rates. Further, steps are taken to mitigate the effects of short-term fluctuations in money market rates. Decisions regarding interest hedging are made by the Treasury Committee. The interest risk profile of the debt portfolio is determined by selection of interest periods on the Group's loans and the use of currency and interest rate derivatives. As of 31 December 2006, 12 % (31 December 2005: 20 %) of the Group's interest-bearing liabilities was at fixed interest rates.

The interest rate exposure on interest-bearing liabilities broken down by currency and financial instrument is shown in Table 2 a and b. For currency forwards and basis-swaps the asset and liabilities parts are shown separately per currency. Unrealised currency gain/loss is included, and interest gain/loss is not included (recognised as non-interest bearing asset/liabilities).

TABLE 2a
Debt portfolio by instrument and interest risk profile

Amounts in NOK million	31.12.2006	Next interest rate adjustment 0-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years
Commercial paper	**300**	300	-	-	-	-	-
Bonds	**5,479**	2,179	1,167	-	720	848	565
Bank loans/other loans	**8,415**	4,664	3,602	-	77	35	37
Interest rate swaps (fair value hedge)	**0**	1,350	700	-	(700)	(800)	(550)
Interest rate swaps (cash flow hedge)	**0**	(1,325)	(453)	228	-	683	867
FRAs	**0**	(1,540)	1,768	(228)	-	-	-
Basis-swaps	**71**	39	32	-	-	-	-
Currency forwards	**136**	165	(21)	(2)	(6)	-	-
Gross interest-bearing liabilities	**14,401**	5,832	6,795	(2)	91	766	919
Liquid assets	**(1,788)**	(1,788)	-	-	-	-	-
Other interest-bearing receivables	**(1,193)**	(538)	(655)	-	-	-	-
Net interest-bearing liabilities	**11,420**	3,506	6,140	(2)	91	766	919
	31.12.2005						
Commercial paper	3,500	2,500	1,000	-	-	-	-
Bonds	5,799	2,392	667	-	655	1,520	565
Bank loans/other loans	9,302	6,762	2,130	15	298	83	14
Interest rate swaps (fair value hedge)	0	1,350	1,350	-	(650)	(1,500)	(550)
Interest rate swaps (cash flow hedge)	0	(1,656)	(1,011)	(638)	711	1,713	881
FRAs	0	(875)	875	-	-	-	-
Basis-swaps	(48)	(48)	-	-	-	-	-
Currency forwards	195	(62)	264	(28)	25	-	(4)
Gross interest-bearing liabilities	18,748	10,363	5,275	(651)	1,039	1,816	906
Liquid assets	(2,411)	(2,411)	-	-	-	-	-
Other interest-bearing receivables	(892)	(892)	-	-	-	-	-
Net interest-bearing liabilities	15,445	7,060	5,275	(651)	1,039	1,816	906

TABLE 2b
Debt portfolio by instrument and currency

Amounts in NOK million	31.12.2006	NOK	SEK	EUR	USD	DKK	GBP	Others
Commercial paper	**300**	300	-	-	-	-	-	-
Bonds	**5,479**	4,777	179	461	62	-	-	-
Bank loans/other loans	**8,415**	1,867	388	2,080	3,384	199	-	497
Basis-swaps	**71**	-	683	-	(612)			-
Currency forwards	**136**	(11,055)	4,274	2,331	(352)	1,443	1,823	1,672
Gross interest-bearing liabilities	**14,401**	(4,111)	5,524	4,872	2,482	1,642	1,823	2,169
Average interest fixing period	**0.8 years**	0.2 years	1.1 years	0.8 years	0.3 years	0.3 years	0.3 years	0.3 years
Interest level borrowing rate	**4.4 %**	4.1 %	3.5 %	3.8 %	5.4 %	4.0 %	5.5 %	5.5 %
	31.12.2005							
Commercial paper	3,500	3,500	-	-	-	-	-	-
Bonds	5,799	4,737	447	548	67	-	-	-
Bank loans/other loans	9,302	2,683	2,918	2,441	890	106	70	194
Basis-swaps	(48)	(217)	-	-	169	-	-	-
Currency forwards	195	(9,400)	3,771	1,800	2,021	594	175	1,234
Gross interest-bearing liabilities	18,748	1,303	7,136	4,789	3,147	700	245	1,428
Average interest-fixing period	0.8 years	2.6 years	0.8 years	0.6 years	0.9 years	0.3 years	0.4 years	0.5 years
Interest level borrowing rate	2.9 %	2.7 %	1.8 %	2.8 %	4.2 %	2.7 %	4.7 %	5.3 %

Based on interest-bearing financial instruments and interest rate derivatives existing as of 31 December 2006, a parallel upward shift in yield curves of 1 %-point would reduce profit by NOK 101 million, and decrease the Group's equity by NOK 42 million due to the increase in the value of interest rate swaps designated as hedging instruments in cash flow hedges.

Liquidity risk

One of the most important goals of Orkla's financial policy is to ensure that the Group has sufficient financial flexibility in the short and long term to achieve its strategic and operational objectives.

Orkla's policy is to have sufficient unutilised, long-term, committed credit facilities to cover loans that fall due, and known capital needs, for the next 12 months, as well as a strategic reserve. This means that Orkla's credit facilities are normally refinanced one year before maturity. Commercial paper and money markets are therefore only used as a source of liquidity when conditions in these markets are favourable, as these liabilities are backed up by the unutilised committed long-term credit facilities. Cash flows from operations are largely stable, and The Group Treasury monitors liquidity flows through short-term and long-term reporting. The above mentioned measures mean that the Group has limited liquidity risk.

Orkla's most important sources of financing are bilateral loans from Orkla's relationship banks and loans in the Norwegian bond market. The Group Treasury also continuously assesses other funding sources.

In order to further reduce refinancing risk, Orkla seeks to ensure that the maturity of loans and credit facilities is evenly distributed. The breakdown of the Group's interest-bearing liabilities and unutilised, committed credit facilities by maturity and classes of financial instruments are shown in Table 3.

In 2005 Elkem and Sapa had loan agreements with financial covenants. These loan agreements have been cancelled during 2006.

TABLE 3

Group interest-bearing liabilities by source and maturity profile

Amounts in NOK million	31.12.2006	Maturity 2007	2008	2009	2010	2011	After 2011
Liabilities							
Commercial paper[1]	**300**	300	-	-	-	-	-
Bonds[1]	**5,479**	1,158	762	1,515	885	178	981
Bank loans[2]	**7,058**	763	366	440	117	3,357	2,015
Overdraft	**623**	623	-	-	-	-	-
Other loans	**734**	501	154	11	6	4	58
Interest-bearing derivatives	**207**	207	-	-	-	-	-
Gross interest-bearing liabilities	**14,401**	3,552	1,282	1,966	1,008	3,539	3,054
Receivables							
Liquid assets	**1,788**	1,788	-	-	-	-	-
Other interest-bearing receivables	**1,193**	400	55	2	2	4	730
Net interest-bearing liabilities	**11,420**	1,364	1,227	1,964	1,006	3,535	2,324
Unutilised committed credit facilities[2]	**13,467**	-	1,281	117	835	3,279	7,955

Amounts in NOK million	31.12.2005	Maturity 2006	2007	2008	2009	2010	After 2010
Liabilities							
Commercial paper[1]	3,500	3,500	-	-	-	-	-
Bonds[1]	5,799	351	1,152	762	1,485	920	1,129
Bank loans[2]	8,119	813	719	716	169	886	4,816
Overdraft	547	547	-	-	-	-	-
Other loans	636	345	91	122	10	3	65
Interest-bearing derivatives	147	147	-	-	-	-	-
Gross interest-bearing liabilities	18,748	5,703	1,962	1,600	1,664	1,809	6,010
Receivables							
Liquid assets	2,411	2,411	-	-	-	-	-
Other interest-bearing receivables	892	744	46	19	-	33	50
Net interest-bearing liabilities	15,445	2,548	1,916	1,581	1,664	1,776	5,960
Unutilised committed credit facilities[2]	10,636	1,070	1,584	744	4,079	551	2,608

[1] Commercial paper and bonds are detailed in Table 4.
[2] The Group's bank loans are largely multi-currency loans in EUR and NOK.

As of 31 December 2006 the average time to maturity on the Group's interest-bearing liabilities was 4.2 years, compared with 5.3 years as of 31 December 2005. Corresponding figures for the Group's unutilised credit facilities were 5.0 years and 3.6 years, respectively.

The Group also has cash-pools and bank accounts with short-term credit lines. Unutilised credit lines on these accounts are excluded from the figure for unutilised drawing facilities in the table above.

TABLE 4

Amounts in million ISIN	Coupon[1]	Term (dd/mm/yyyy)	Currency	Notional in ccy million[2]	Book value 31.12.2006	Book value 31.12.2005
Commercial paper						
NO10265309	2.32 %	04.04.2005-04.01.2006	NOK	1,000		1,000
NO10295108	2.51 %	09.12.2005-01.02.2006	NOK	500		500
NO10291883	2.54 %	17.11.2005-17.02.2006	NOK	500		500
NO10287659	2.54 %	13.10.2005-13.03.2006	NOK	500		500
NO10265291	2.49 %	04.04.2005-04.04.2006	NOK	1,000		1,000
NO10346018	3.75 %	11.12.2006-11.01.2007	NOK	300	**300**	
Total					**300**	3,500

Amounts in million

ISIN	Coupon[1]	Term	Currency	Notional in ccy million[2]	Book value 31.12.2006	Book value 31.12.2005
Bonds						
NO 10145881	7.60 %	2002/2007	NOK	650	**658**	652
NO 10145873	4.37 %	2002/2007	NOK	500	**500**	500
XS 170907124	4.36 %	2003/2008	EUR	10	**82**	80
NO 10198351	4.58 %	2003/2008	NOK	575	**575**	575
NO 10167018	4.26 %	2002/2009	NOK	600	**533**	533
NO 10167000	7.15 %	2002/2009	NOK	800	**726**	714
XS 174791300	4.10 %	2003/2010	EUR	10	**82**	80
NO 10198369	5.82 %	2003/2010	NOK	700	**701**	700
NO 10177538	6.54 %	2003/2013	NOK	1,500	**582**	562
NO 10219223	4.48 %	2004/2014	NOK	400	**400**	400
Private placements					**640**	1,003
Total					**5,479**	5,799

[1] The nominal interest rate is not an expression of the Group's actual interest cost, since various interest rate swaps have been entered into. For bonds with floating rate coupons the current interest rate is quoted.
[2] The Group has a part of the outstanding amount in some bonds in own holdings which have been deducted from recognised liabilities. Book-value includes excess-/deficit value which is amortised over the remaining repayment time.

The fair value of bonds is calculated on the basis of observed market rates on the balance sheet date to be NOK 5,542 million (2005: NOK 6,181 million).

Credit risk
The largest source of credit risk stems from accounts receivable, which total NOK 8,108 million, although there was no large concentration of credit risk in respect of single counterparties at the balance sheet date. When selling in countries with high political risk, trade finance products are used to reduce the credit risk.

In connection with the sale of Orkla Media Orkla received a vendor note as a part of the sales consideration. This has an outstanding balance corresponding to NOK 655 million as of 31 December. Elkem Aluminium has from time to time deposited cash collateral for futures positions relating to unrealised loss on hedging of aluminium at the LME (London Metal Exchange), although the need for cash deposits is reduced by the usage of letters of credit. As of 31 December 2006 NOK 143 million was deposited as collateral with counterparties. The Financial Investments division has short term credit risk related to settlement of a limited number of share transactions which are not settled through clearing-houses.

Orkla considers its credit risk related to other financial instruments to be low. Firstly, Orkla seeks to minimise the liquid assets deposited outside the Group. Secondly, relationship banks that provide long-term funding are the targeted counterparties for bank accounts and financial hedge transactions according to policy. For deposits of excess liquidity with other counterparts, Orkla has requirements relating to the bank's credit rating.

Orkla ASA has International Swap Dealers Association (ISDA) agreements with its counterparts for derivative interest-rate and currency transactions, which provide for netting of settlement risk. ISDA agreements are also in place for Elkem Aluminium ANS and for Elkem AS.

Price risk on commodities and power
The Group is exposed to price risks in respect of a number of raw materials and products sold. The following section describes price risks that are hedged by means of financial instruments. This applies to aluminium and to electric power, both as input factors and as sold products.

Aluminium
In order to increase the predictability of future cash flows, Elkem has, within given limits, sold forward a substantial portion of its aluminium production in the coming years by means of futures contracts on the LME. As of 31 December 2006 Elkem had sold futures contracts for 214,000 tonnes at an average price of USD 1,803 per tonne. The contracts cover the period from the first quarter of 2007 to the end of the fourth quarter of 2010.

When entering into contracts for the sale of metal to customers, Elkem hedges the margin between the sale price in the contracts and the LME price by entering into corresponding futures contracts to purchase metal on the LME. Elkem thereby ensures that revenues float with the LME price during the order period and avoids double hedging of the LME price for sales contracts that are covered by forward sales as described above. As of 31 December 2006 Elkem had forward purchased 14,500 tonnes at an average price of USD 2,656 per tonne.

In order to replace power contracts with Statkraft expiring in 2007 and 2011, Elkem Aluminium entered into power contracts with Vattenfall in 1999 that will cover up to approximately 90 % of the company's anticipated power requirements up to 2020. In these contracts, the power price is linked to the price of primary aluminium and to the USD/NOK exchange rate. These contract elements, which constitute embedded derivatives according to IFRS, reduce risk and are treated as cash flow hedges. As of 31 December 2006, 222,000 tonnes of aluminium was implicitly sold through these contracts. The embedded derivatives separated from the power contracts have a negative fair value of NOK 224 million. Measured against the current long-term market prices of power, the power contracts with Vattenfall have substantial positive value.

For Sapa, the price of both products and metal purchases is affected by fluctuations in the LME price of aluminium. Sapa seeks to reduce this risk by buying aluminium futures when it enters into sales contracts. Sapa also hedges the value of stocks. As of 31 December 2006 Sapa had net sold 1,500 tonnes of aluminium at LME.

At year-end, the LME price for aluminium for delivery in three months was USD 2,803 per tonne. The above figures for Elkem reflect the 50 % ownership share of Elkem Aluminium ANS.

Power
Elkem and Borregaard produce and consume electric power, but are net purchasers of power and have entered into long-term contracts with Scandinavian power producers. In order to meet needs for additional power and to optimise such factors as 24-hour variations, seasonal variations, and their own production level, Elkem and Borregaard utilise financial and physical contracts that are traded bilaterally, or on public exchanges. Further, mandates are established for hedging and trading, operating within specified limits.

As of 31 December Elkem and Borregaard had purchased forward contracts totalling 2,615 GWh as cash flow hedges for future power consumption.

(iii) Derivative financial instruments and hedging
The hedging reserve in equity has developed as follows:

Amounts in NOK million	
Hedging reserve 1 January 2005	**199**
Changes in hedging reserve 2005	**(571)**
Hedging reserve 31 December 2005	**(372)**
Changes in hedging reserve 2006	**(133)**
Hedging reserve 31 December 2006	**(505)**

The Group seeks to a large extent to apply the IFRS rules for hedge accounting. The table below shows the fair value of all outstanding derivative financial instruments as of 31 December 2006, grouped according to treatment in the financial statements:

TABLE 5

Amounts in NOK	31.12.2006 Fair value	31.12.2006 Notional amounts[1]	31.12.2005 Fair value	31.12.2005 Notional amounts[1]
Cash flow hedges				
Interest rate swaps	**(15)**	**5,111**	(24)	5,102
Currency forwards, currency swaps	**26**	**3,072**	12	1,957
Currency options	**-**	**248**	41	355
Embedded derivatives in energy contract (aluminium and USD)	**(224)**	**-**	(68)	-
LME Component (aluminium)	**-**	**2,761**	-	2,617
USD Component	**-**	**2,282**	-	2,348
Aluminium futures	**(919)**	**2,610**	(624)	2,462
Energy forwards	**200**	**713**	144	482
Net investment hedges of foreign group companies				
Currency forwards, currency swaps	**(87)**	**6,699**	(71)	6,108
Basis-swaps	**(36)**	**303**	48	217
Fair value hedges				
Interest rate swaps	**93**	**2,700**	236	3,200
Currency forwards, currency swaps	**7**	**7,037**	29	5,463
Basis-swaps	**(31)**	**342**	-	-
Aluminium futures	**1**	**14**	(3)	68
Other derivatives - Fair value changes recognised in income statement				
Energy forwards/futures/options	**194**	**592**	36	20
Currency forwards, currency swaps	**(23)**	**742**	(125)	2,725
Interest rate swaps	**3**	**1,800**	2	1,300
FRAs	**-**	**1,540**	-	994
Option element, convertible bonds	**-**	**-**	319	-
Metal options	**(7)**	**132**	(7)	188
Total return swap - the Orkla share	**38**	**60**	36	89
Total	**(780)**		(19)	

- Currency forwards and currency swaps are measured at fair value using the observed forward exchange rate for contracts with a corresponding term to maturity on the balance sheet date.
- The fair value of currency options is calculated using Garman-Kohlhagen's version of the Black-Scholes Option pricing method, and the variables are based on observed indicative market prices at the balance sheet date.
- Interest rate swaps and basis swaps are measured at fair value using the present value of future cash flows calculated from observed market rates and exchange rates at the balance sheet date.
- Energy forwards are measured at fair value using the quoted price at Nord Pool.
- Aluminium futures are measured at fair value using the quoted futures price at LME.
- Embedded derivative: The volume of aluminium and USD implicitly sold each year has been calculated for each contract and these embedded derivatives are separated from the host contracts and valued at fair value, defined as the difference between the current market prices of USD and aluminium and the corresponding market prices at the time the contracts were entered into. Future differences have been discounted to present value.

[1] For derivatives composed of a long and a short position (i.e. currency forwards and fixed to floating interest rate swaps) «Notional amounts» expresses the capital amount of either the long or the short position in the derivative contract. This is presented as an absolute value, and derivatives of the same class and type are netted.

These derivative financial instruments are designated in hedge relationships as follows:

Cash flow hedges

Orkla maintains interest rate swaps for hedging of future interest payments on liabilities that qualifies for hedge accounting. These are swaps where Orkla pays a fixed interest rate and receives a floating rate.

In hedges of currency risk on highly probable future cash flows, both currency forward contracts and currency options are designated as hedging instruments.

USD-amounts and aluminium implicitly sold through embedded derivatives in power contracts are designated as hedging instruments in cash flow hedges. As of 31 December 2006 a negative value of NOK 224 million was recorded in equity for these derivatives.

Elkem's sales of aluminium futures on the LME are designated as hedging instruments in cash flow hedges. These contracts had a negative fair value of NOK 928 million as of 31 December 2006. Sapa's purchased aluminium futures designated as hedging instruments in cash flow hedges had a positive fair value of NOK 9 million as of 31 December 2006.

All derivatives designated as hedging instruments in cash flow hedges are carried at fair value in the balance sheet. Changes in fair value are provisionally recognised in the equity hedging reserve, and recycled to the income statement as the cash flows being hedged are recognised in the income statement.

During 2006 a loss of NOK 1 million was recorded in the income statement as a result of hedging inefficiency.

All expected cash flows which have been hedged during 2006 still qualify for hedge accounting.

Accumulated hedging gain/loss from cash flow hedges recognised in the equity hedging reserve (net of taxes) as of 31 December 2006 is expected to be recycled to the income statement as follows:

2007:	NOK -180 million
After 2007:	NOK -239 million

Hedges of net investments in foreign entities

Currency risk on foreign net investments is hedged with either loans, currency forward contracts, or cross currency swaps. The gain/loss on these hedges is reported in the equity hedging reserve, and recycled to the income statement when the investment is disposed of.

During 2006 a currency loss of NOK 11 million (2005: 0) relating to net investment hedges of divested investments, was recycled to the income statement.

Accumulated hedging gain/loss from hedges of net investments recognised in the equity hedging reserve (net of taxes) as of 31 December 2006 is expected to be recycled to the income statement as follows:

After 2007:	NOK -86 million

Fair value hedges

Some of Orkla's loans in the bond market carry fixed interest coupons. The interest rate risk, but not the credit margin of these loans, is hedged with interest rate swaps in fair value hedges where Orkla receives the fixed rate and pays a floating rate. The changes in fair value of the loans being hedged is recognised in the income statement as interest expense, together with changes in the fair value of the interest rate swaps.

As of 31 December 2006 Orkla had designated currency forward contracts and loans with a nominal value of NOK 3,838 million, primarily within the Financial Investments division, as hedging instruments in fair value hedges in order to hedge the currency risk related to foreign shares held as «available for sale». Currency gain/loss on these hedging instruments is recognised in the equity hedging reserve. Further, there are currency hedges for investments with a nominal value of NOK 4,350 million outside formal hedging relationships. The gain/loss on these hedges is recognised in the income statement as gain/loss on portfolio investments.

Orkla has hedges of currency risk on firm commitments using forward currency contracts. Gain/losses on hedging objects, as well as on hedging instruments are recorded as currency gain/loss in the income statement.

Elkem has bought aluminium contracts in order to hedge the firm commitment resulting from contracts with customers. These are fair value hedges. The fair value of such hedges as of 31 December 2006 was NOK 14 million. Sapa sells aluminium contracts in order to hedge the value of stocks in fair value hedges. These hedging instruments had a negative fair value of NOK 13 million as of 31 December 2006.

Derivatives not in formal hedging relationships

There are also derivatives not included in hedging relationships according to IFRS for the following reasons:

- Derivatives are not designated in formal hedging relationships when fair value changes of hedging instruments and hedging objects naturally offset each other in the income statement, for example currency risk on monetary items. Orkla also has a total return swap relating to the value of the Orkla share, as a hedge of its cash bonus programme equal to the value of 280,000 Orkla shares. Changes in the fair value of the total return swap are recognised in payroll expenses in the income statement.
- Meeting strict IFRS hedge accounting criteria is not always possible, and in some cases it is not desirable when effects are considered insignificant. Some of the currency hedges, forward contracts of power, and FRAs fall into this category, and changes in fair value are recorded in the income statement.
- Derivatives held for trading. This includes the trading portfolio of power contracts held at Elkem and Borregaard.

Changes in the fair value of derivative instruments which are not part of a hedging relationship are immediately recognised in the income statement.

23 Business combinations

Acquired companies are presented in the financial statements from the date control is transferred to the Group. The date of control is normally the date on which the contract takes effect and all official approvals have been obtained. The date of control will normally be «quite a while» after the contract date. The acquisition cost specified for each investment in the table is the sum of the recognised value of the payment at the time of the transaction and the value of the net interest-bearing liabilities that have been taken over. The acquired companies have been included in the consolidated financial statements at fair value. Goodwill is the residual value and generally consists of synergy gains and expectations of future earnings.

Amounts in NOK million	Date of purchase	Interest acquired (%)	Acquisition costs	Excess value[1]	Trade-marks	Other intangible assets	Property, plant and equipment	Others	Deferred tax	Goodwill	Operating profit after acquisition date	Operating revenues before acquisition date	Operating profit before acquisition date
2006													
Krupskaya, Russia	July	79[2]	339	246	-	-	-	1	-	245	13	150	na
Brinkers, Romania	June	100	153	103	-	-	8	-	(1)	96	9	49	8
Baker Nordby, Norway	January	100	32	23	-	-	-	-	-	23	4	-	-
GL Johansen, Sweden	October	100	8	6	-	6	-	-	-	-	1	25	-
Dansk Droge, Denmark	September	100	928	684	144	-	-	-	(40)	580	9	327	31
Curamed, Norway	November	100	20	19	26	-	-	-	(7)	-	-	7	-
Melbar, Brazil	April	100	86	61	-	31	-	-	-	30	12	14	4
Alufinal, Slovakia	January	100	238	112	-	-	-	-	-	112	33	na	na
Ferroveld, South Africa	December	50	109	78	-	-	-	-	-	78	-	68	10
Erdos and Sanvei	October	50	39	0	-	-	-	-	-	-	na	na	na
Acquisition of minority interests Sapa, Dragsbæk and Mossefossen			165	84		10				74	na	na	na
Acquisitions at enterprise value			2,117	1,416	170	47	8	1	(48)	1,238			
Investments in Mecom (see Note 13)			909										
Investments in associates (*see Note 12*)			2,519										
Not paid/prepaid 2005			(451)										
Acquisitions in segments, enterprise value[3]			5,094										
Interest-bearing liabilities acquisitions			(320)										
Cash flow effect acquisitions			4,774										
2005													
Elkem (incl. Sapa)	January	100	13,051	7,264	-	4,387	(343)	224	(1,662)	4,658	1,650	-	-
Chips, Finland	March	100	3,060	2,751	1,127	-	(53)	20	(302)	1,959	241	249	15
Collett Pharma, Norway	October	100	535	344	117	-	-	-	(21)	248	10	249	28
UC BV SladCo, Russia	January	100	713	537	38				(9)	508	86	-	-
Panda, Finland	June	100	494	346	348	-	-	1	(88)	85	35	154	-
Ardealul, Romania	April		112	75	17	-	-	-	(3)	61	5	17	2
Other minor acquisitions H.O./Other operations			117	109	-	15	-	-	(4)	98			
Other minor acquisitions Orkla Foods			154	107	-	-	-	-	-	107			
Miscellaneous acquisitions discontinued operations			111	99	-	-	-	-	-	99			
Acquisitions at enterprise value			18,347	11,632	1,647	4,402	(396)	245	(2,089)	7,823			
Prepayment Alufinal			233										
Investments in associates			92										
Acquisitions in segments, enterprise value[3]			18,672										
Interest-bearing liabilities acquisitions			(6,346)										
Cash flow effect acquisitions			12,326										
2004													
Bakehuset, Norway	January	100	257	221	-	-	-	-	-	221	16	-	-
Spilva, Latvia	May	100	80	34	34	-	-	-	-	0	5	39	5
Elbro, Poland	November	100	35	21	8	-	-	-	-	13	-	43	5
Trope, Denmark	January	100	10	10	-	-	-	-	-	10			
Biotech, Austria	January	100	44	47	-	20	-	-	-	27	7	-	-
Other minor acquisitions H.O./Other operations			18	19	-	-	-	-	-	19			
Miscellaneous acquisitions discontinued operations			204	163	-	39	-	-	-	124			
Acquisitions at enterprise value			648	515	42	59	0	0	0	414			
Investments in associates			103										
Acquisitions in segments, enterprise value[3]			751										
Interest-bearing liabilities acquisitions			(81)										
Cash flow effect acquisitions			670										

[1] Excess value is the difference between the purchase price of the shares and the Group's share of equity in the acquired company.
[2] In February 2007 Orkla acquired the rest of the shares in Krupskaya.
[3] The company's equity and net interest-bearing liabilities (enterprise value).

Goodwill from acquisitions derives from synergies, expertise and the possibility of being able to develop new products in the future. Operating revenues and profit for new units are presented for each acquisition and provide a basis for adjusting the corresponding figures for the Group. The total increase in operating revenues and operating profit as if the acquisition took place as from 1 January has not been quantified due to differences in the GAAP applied in the acquired companies shown in the above table.

In the case of the bakery goods business (Baker Nordby) and the dietary supplements and health products business (Dansk Droge), cash flows will gradually be included at a higher level of measurement. The other acquisitions will initially constitute separate cash-flow-generating units.

Since the end of the year, the Group has entered into an agreement to purchase MTR Foods in India. No preliminary purchase price analysis has been prepared. Information regarding the Alcoa agreement is disclosed in Note 24.

Acquired companies total balance sheet

Amounts in NOK million	Fair value 2006	Book value acquired companies 2006	Fair value 2005	Book value acquired companies 2005
Property, plant and equipment	**497**	**489**	7,806	8,202
Intangible assets	**246**	**29**	6,388	339
Other non-current assets	**23**	**23**	710	710
Inventories	**167**	**163**	2,972	2,942
Receivables	**227**	**227**	5,273	5,233
Shares in other companies	**4**	**4**	942	525
Assets	**1,164**	**935**	24,091	17,951
Provisions	**102**	**54**	4,360	2,172
Non-current liabilities not interest-bearing	**0**	**0**	302	302
Current liabilities not interest-bearing	**237**	**237**	4,402	4,259
Minority interests	**(54)**	**27**	579	579
Total value net assets	**879**	**617**	14,448	10,639
Goodwill	**1,238**		7,823	
Cost of acquisitions	**2,117**		22,271	
Reduced by earlier purchase (Elkem/Chips)			(2,904)	
Reduced by all-inclusive principle (Elkem/Chips)			(1,020)	
Acquisitions at enterprise value	**2,117**		18,347	

24 Leases, commitments and events after the balance sheet date

Several matters that are not covered by the actual concept of accounting may be crucial to the way in which the financial statements are understood. For instance, there may be matters relating to guarantees that have been provided or time-limited agreements that may have an impact on future earnings. There may be unresolved legal disputes that could have considerable effects if the judgment passed is not as expected. The information below is intended to shed light on such matters and, in combination with the financial statements and other notes, to provide a correct overall picture of the Group's total earnings and financial position.
Leases shows the Group's current and non-current commitments arising from leasing contracts for tangible assets. Most leases are regarded as operating leases, and the lease amounts are presented only as operating expenses in the Group's income statement. Finance leases are capitalised.

Amounts in NOK million

Lessee Operating leases

Rented/leased tangible assets	Machinery/plant		Land, building, property		Fixtures, vehicles etc.		Other assets		Total	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Cost current year	**144**	89	**201**	162	**126**	105	**12**	30	**483**	386
Cost next year	**129**	71	**111**	68	**64**	72	**13**	12	**317**	223
Total costs 2-5 years	**312**	117	**264**	172	**132**	134	**25**	33	**733**	456
Total costs after 5 years	**9**	19	**106**	43	**14**	42	**-**	11	**129**	115
Total leasing cost fixed assets	**594**	296	**682**	445	**336**	353	**50**	86	**1,662**	1,180

Amounts in NOK million

Lessee Finance leases

Rented/leased tangible assets	Machinery/plant		Land, building, property		Fixtures, vehicles etc.		Other assets		Total	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Cost current year	**22**	21	**5**	11	**1**	1	**-**	-	**28**	33
Cost next year	**18**	20	**4**	11	**1**	-	**-**	-	**23**	31
Total costs 2-5 years	**15**	27	**3**	15	**-**	-	**-**	-	**18**	42
Total costs after 5 years	**2**	2	**-**	1	**-**	-	**-**	-	**2**	3
Total leasing cost	**57**	70	**12**	38	**2**	1	**0**	0	**71**	109
Discounted effect	**6**	10	**1**	6	**-**	-	**-**	-	**7**	16
Net present value leasing cost	**51**	60	**11**	32	**2**	1	**0**	0	**64**	93

Mortgages and guarantees *show how large a part of the Group's assets is pledged to mortgagees in the event of a bankruptcy or a winding-up. Claims that have priority by law (taxes and charges, wages, etc.) must also be taken into account. The table shows that the book value of pledged assets is considerably higher than outstanding mortgage loans. Moreover, the Group's most important loan agreements are based on a negative pledge and therefore the Group can only to a very limited extent mortgage its assets to secure its liabilities.*

Amounts in NOK million	2006	2005
Liabilities secured by mortgages	**240**	315
Mortgaged assets		
Machinery, vehicles, etc.	**177**	346
Buildings and plants	**79**	108
Other real property	**40**	254
Inventories, etc.	**23**	75
Total book value	**319**	783

In addition Chips Ab has mortgaged shares in subsidiaries with a book value of NOK 266 million in the company financial statements.

Guarantee commitments are undertaken as part of the Group's day-to-day operations and in connection with participation in general and limited partnerships. Guarantee commitments cover a variety of guarantees such as surety, rental guarantees and guarantees for other payments.

Guarantees

Amounts in NOK million	2006	2005
Subscribed, uncalled limited partnership capital	**489**	389
Joint and several liabilities	**250**	261
Other guarantee liabilities	**140**	60
Total guarantee liabilities	**879**	710

Long-term cooperation agreements

Agreement with Unilever. Orkla has a cooperation agreement with Unilever relating to detergents and personal care/cosmetic products. This agreement, which was originally signed in 1958, was last renegotiated in 1995. The renegotiated agreement continues the cooperation on the same main business principles as previously, and runs until 2014.

Mining. Orkla operates two mines, Elkem Tana AS and the Elkem Mårnes branch, which produce 490,000 tonnes and 188,000 tonnes of quartzite, respectively. Elkem Tana is owned by the State of Norway and at the current rate of extraction known reserves will last until 2040. The Elkem Mårnes branch is owned by local landowners and at the current rate of extraction known reserves will last until 2035. In the case of Elkem Tana, an extraction fee is paid per tonne to the landowners.

Other matters

Investment in solar energy. Orkla has decided to invest NOK 2.7 billion in a new factory for the production of solar grade silicon at the Elkem Fiskaa plant in Kristiansand. The solar project is based on new, environmentally-friendly process technology and unique research expertise, and will create 140-150 new jobs. Ordinary deliveries of Elkem Solar Silicon® are scheduled to start in mid-2008. On 5 February 2007 Elkem Solar entered into a major delivery contract with Q-Cells AG which, together with previous contracts, fill the factory's capacity until 2018. The contract also includes an option for delivery of further volume from any new factories that Elkem Solar might decide to build.

Investment in Sauda. Elkem Energy is currently building a power plant in Sauda at a total cost of over NOK 1.6 billion. As of 31 December 2006 accrued expenses amounted to NOK 958 million.

Fornebu projects. Orkla has signed a letter of intent to sell its shares in real estate projects at Fornebu, Oslo, to Scandinavian Property Development. If the parties come to terms, the final agreement is expected to be signed in the first quarter of 2007. The book value of these shares is NOK 77 million.

Power contracts. Through Elkem and Borregaard the Orkla Group has substantial power contracts. These are disclosed in Note 25.

Other contracts. The Group has entered into contracts for the sale and purchase of goods in connection with the production of potatoes, vegetables, fish, cellulose, etc. These contracts are regarded as part of the Group's ordinary operating activities and are therefore not specified or indicated in any other way. The contracts are deemed to be pure sale or purchase contracts with no embedded derivatives.

Government grants. In connection with operating activities, cost reductions in the form of transport support (NOK 13 million) and grants from the Norwegian Agricultural Authority (NOK 5 million) have been reported, as well as some grants under the Skattefunn scheme for tax deduction of R&D expenditure (NOK 3 million). The Group has also received some investment support in the form of environmental grants (NOK 17 million).

Lawsuit against Statkraft. In April 2001 Statkraft SF brought a suit against AS Saudefaldene, claiming that the company is obliged to carry out and pay for measures to comply with an order from the Norwegian Water Resources and Energy Directorate to phase out specific forge-welded pipes that currently transport water to the Sauda I to III power stations. A judgment pronounced by the Gulating Court of Appeals in 2004 upheld the judgment of the Ryfylke District Court of 2002, which held AS Saudefaldene not liable. During the appeal proceedings the disputed matter was reduced to an estimated value of NOK 190 million. The judgment of the Court of Appeal is legally enforceable, but there is now a dispute concerning Statkraft's obligations pursuant to the judgment. AS Saudefaldene therefore sued Statkraft in 2005, claiming compensation totalling NOK 277 million for AS Saudefaldene's phasing out of the forge-welded pipes, and for various other improvement works at the power stations during the upgrading and expansion of the power plants on the Sauda River. AS Saudefaldene lost the case in the district court, but has lodged an appeal which is to be heard by the Court of Appeal in September 2007.

Events after the balance sheet date

Orkla and Alcoa. On 21 November Orkla and Alcoa signed a letter of intent with a aim to merge their aluminium profile operations in a jointly-owned company. Orkla will be the majority shareholder in the company which is expected to be established in the course of the coming months. The final ownership shares will be determined on the basis of the cash flow from the operations that are to be merged. The parties later expect the company to be listed on the stock exchange, in order to enable Alcoa to realise its intention of selling its interest in the profile business.

Increased investment in the Renewal Energy Corporation (REC)

- On 5 February 2007 Orkla bought 12.48 % of the shares in REC from Good Energies Investments (GEI). Orkla therefore now owns a 39.99 % interest in REC.
- Orkla has also issued three put options to Q-Cells AG, equivalent to 15.9 % of the shares in REC. The put options have a term to maturity of 1-3 years with a strike price of NOK 70 for 4 % of the shares and NOK 90 for 11.9 % of the shares.
- The put options may be reduced or cancelled by Orkla if Q-Cells sells REC shares on the market, or if Orkla can provide Q-Cells with a buyer and Q-Cells fails to accept such an offer.

MTR Foods India. On 13 February 2007 Orkla announced an agreement to buy MTR Foods in Bangalore, India. MTR Foods is an Indian manufacturer of processed vegetarian food products such as ready meals, ready mixes, spices and condiments.

25 Related parties

Two parties are deemed to be related if one party can influence the decisions of the other. Related party relationships are a normal feature of commerce and business. However, related parties are in a position to enter into transactions with the company that would not be undertaken between unrelated parties. A company's profit or loss and financial position could in principle be affected by a related party relationship even if no transactions with related parties have actually taken place. The mere existence of the relationship may be sufficient to affect the way the company's other transactions are perceived. To ensure full access to all information of this nature, the following related party relationships are disclosed below.

Orkla ASA has direct and indirect control of around 400 different companies in various parts of the world. Directly-owned subsidiaries are presented in Note 8 to Orkla ASA's financial statements, while other important companies are presented on page 109 of the Group Directory. Orkla ASA's internal relationship with these companies is shown on separate lines in the company's financial statements (see page 55 of the Financial Statements for Orkla ASA).

Orkla has ownership shares in joint ventures. These are presented line by line in the consolidated financial statements based on the Group's ownership share. The Group's share of internal balances and transactions relating to the joint ventures has been eliminated in the consolidated financial statements. Hjemmet Mortensen and Elkem Aluminium have placed surplus funds totalling NOK 16 million and NOK 170 million, respectively, with Orkla ASA at the market rate of interest. Elkem Aluminium has intra-Group sales revenues of NOK 181 million and intra-Group expenses of NOK 183 million (50 % share). Orkla otherwise has no special transactions related to these companies. The Group also has ownership shares in associates. There have been no special transactions between these associates and the Group.

Internal trading within the Group is carried out in accordance with special agreements on an arm's length basis, and joint expenses in Orkla ASA are distributed among the Group companies in accordance with distribution formulas, depending on the various types of expense. For further information about intercompany transactions, see Note 1 "Segments".

Orkla's largest shareholder is the Canica system (20.04 %). There have been no transactions between Orkla and the Canica system, and no form of loan relationship has been established. The Canica system and Orkla ASA both own shares in certain companies.

There have been no other transactions with related parties. Information regarding the executive management is disclosed in Note 4 and Note 5 to the Financial Statements for Orkla ASA.

26 Discontinued operations and assets held for sale

In a group as large as Orkla, the corporate structure will change over time as companies are sold and purchased. In connection with major acquisitions, pro forma figures will normally be prepared for the new business combination, while major divestments will be presented as «discontinued operations», removed from both the figures for the period and comparative figures, and presented on one line in the income statement. This is done in order to make the figures comparable over time and to focus on continuing business.

Orkla Media was sold at the end of the third quarter of 2006. The operations of Hjemmet Mortensen (40 % joint venture) and Netzeitung were not included in the transaction and are presented on a segment basis under Head Office/Other activities. After the sale of Orkla Media, it was also decided that Netzeitung was to be sold, and the company is presented as a discontinued operation as from the fourth quarter. Thus discontinued operations in 2006 consist of the profit from Orkla Media (the part sold) up to and including September, the gain on the sale of the media business at the end of the third quarter and the profit for the year from Netzeitung. In 2005 figures for discontinued operations reflect the profit for the year from Orkla Media (the part sold), while the 2004 figures consist of the profit for the year (NOK 142 million) for Orkla Media (the part sold) and the gain on the sale of the Group's 40 % interest in Carlsberg Breweries. This interest was sold in January 2004.

The table below shows figures for discontinued operations.

Amounts in NOK million	2006[1]	2005	2004
Orkla Media:			
Operating revenues external	**6,177**	8,001	7,646
Operating expenses external	**(5,853)**	(7,432)	(7,130)
Depreciations and impairment property, plant and equipment	**(227)**	(262)	(288)
Amortisation intangible assets	**(3)**	(13)	(4)
Other income and expenses		(98)	7
Operating profit	**94**	196	231
Profit from associates	**376[2]**	44	29
Financial items external	**227[3]**	17	20
Profit before taxes	**697**	257	280
Taxes	**(16)**	(73)	(97)
Profit after taxes	**681**	184	183
Minority interests' shares of profit for the year	**(6)**	(30)	(41)
Profit in Orkla Media	**675**	154	142
Settlement Orkla Media	**3,469**	-	-
Profit discontinued operations from Orkla Media	**4,144**	154	142
Profit Netzeitung	**(35)**		
Gain on sale of Carlsberg Breweries			12,529
Gains/profit discontinued operations	**4,109**	154	12,671

[1] Profit figures for 2006 are for the period 1 January to 30 September.
[2] Includes the sale of Orkla's interest in Bergens Tidende (NOK 345 million).
[3] Includes the gain on the sale of shares in Adresseavisen (NOK 124 million).

In the balance sheet the comparative figures have not been changed and Orkla Media (the part sold) is included line by line in the balance sheet for 2005. The balance sheet figures for Orkla Media (the part sold) are disclosed in Note 1 Segments for 2005 and 2004. The balance sheet total for Netzeitung is presented on a separate line, "Assets held for sale", in 2006, and consists of the net equity (NOK 99 million) for the Netzeitung operations. In addition, two companies that are to be sold in connection with the disposal of the Group's investments at Fornebu have been identified as "Assets held for sale" (NOK 14 million).

27 Power and power contracts

The Group both owns and leases large power plants. The following table shows the type of power plant, annual production capacity, ownership status and key financial terms and conditions. See also Note 22 for information on power.

Plant, type, location/contract	Annual production capacity/ Annual contract volume	Ownerships, status and remaining utilisation period/contract duration	Key financial terms and conditions
Power plants[1]			
Norway			
Sauda I-III Hydropower reservoirs Rogaland	953 GWh	Leased by AS Saudefaldene from Statkraft until 2010. New agreement prolongs the leasing period until 2030.	Annual delivery obligation of 883 GWh to Eramet Norway AS until 31 December 2010, then 436 GWh. At the end of the lease, the plants must be in good working condition.
Sauda IV Hydropower reservoir Rogaland	304 GWh	Owned by AS Saudefaldene until 2009. From 1 January 2010 leased from Statkraft until 2030.	At reversion the plant must be in good working condition.
Dalvatn Aust Power Plant Hydropower reservoir Rogaland	43 GWh	Put into operation December 2006. Owned by AS Saudefaldene until 2030.	On hand-over to Statkraft the plant must be in good working condition. Statkraft shall pay the residual value for tax purposes as at 1 January 2031.
Svartkulp Power Plant Hydropower reservoir Rogaland	23 GWh	Put into operations November 2001. Owned by AS Saudefaldene until 2030.	On hand-over to Statkraft the plant must be in good working condition. Statkraft shall pay the residual value for tax purposes as at 1 January 2031.
Svelgen I, II Hydropower reservoirs Sogn og Fjordane	264 GWh	Leased by Elkem Energi Bremanger AS from Statkraft until 2010. New agreement prolongs the leasing period until 2030.	At the end of the lease, the plants must be in good working condition.
Svelgen III, IV Hydropower reservoirs Sogn og Fjordane	404 GWh	Owned by Elkem Energi Bremanger AS. Revert to the State of Norway respectively 2021 and 2029.	At reversion the plants must be in good working condition.
Straumane Power Plant Hydropower reservoir Sogn og Fjordane	7 GWh	Put into operations May 2005. Owned by Elkem Energi Bremanger AS until 2030.	At reversion to Statkraft the plant must be in good working condition. Statkraft shall pay the residual value for tax purposes as at 1 January 2031.
Siso Hydropower reservoir Nordland	912 GWh	Owned by Elkem Energi Siso AS. Reverts to the State of Norway 2026.	At reversion the plant must be in good working condition.
Lakshola Hydropower reservoir Nordland	121 GWh	Owned by Elkem Energi Lakshola AS. Reverts to the State of Norway 2056.	At reversion the plant must be in good working condition.
Borregaard Power Plant Hydropower run-of-river, Sarpsfossen in Glomma, Sarpsborg	165 GWh	100 % ownership, infinite licence period.	
Sarp Power Plant Hydropower run-of-river, Sarpsfossen in Glomma, Sarpsborg	270 GWh	50 % ownership, infinite licence period. The other ownership interest owned by Hafslund Production.	Hafslund Production has the operational responsibility.
Trælandsfos Power Plant Hydropower run-of-river, Kvinesdal, Vest Agder	28 GWh	100 % ownership, infinite licence period.	
Mossefossen Power Plant Hydropower run-of-river, Moss, Østfold	12 GWh	100 % ownership, partly infinite licence period.	
Canada			
Centrale Hydropower run-of-river Chicoutimi, Quebec	270 GWh	Owned by Elkem Metal Canada Inc. Water rights expired 2005. Negotiations for extension are in progress.	New 25-year contract with retroactive effect from 1 January 2006.Requirements relating to maintenance/investments are included in the terms of the contract.
Power contracts			
Norway			
Statkraft (various contracts for various units)	3,837 GWh	Expire 2007-2011.	Varying degree of index adjustment, annual or multi-year interval.
Contracts with local/regional government-owned power producers (various contracts for various units)	148 GWh	Expire 2003-2019.	Partial index adjustment.
Vattenfall (Elkem Aluminium ANS)	858 GWh	Expires 2019. Annual volume will be stepped up to 4,076 GWh in 2015.	Price adjustment formula contains LME aluminium price and NOK/USD exchange rate.
SiraKvina replacement power	35 GWh	Infinite.	Replacement for lost production in Trælandsfos.
DNN	845 GWh	Expires 31 December 2030.	Reduction of volume from 1January 2007 and 1 January 2010. Reduction of volume close to 75 %.
Iceland			
Landsvirkjun (Icelandic Alloys Ltd)	1,055 GWh	Expires 2019.	The price is index-linked to Norwegian price indices.
Canada			
Contract with commercial power producer (Elkem Metal Canada Inc)	280 GWh	Expires 2016. Contract with the public sector company Hydro Quebec. Contract automatically renewed every year.	

[1] Borregaard also has some small power plants in Tou and Orkla has a small power plant in Orkdal.

Power plant assets are depreciated over the shorter of useful economic life and remaining utilisation/lease period. In the excess value analysis in connection with the acquisition of Elkem, Orkla allocated power rights a book value of NOK 3,468 million as of 31 December 2006. In 2006 amortisation of these excess values amounted to NOK 198 million (NOK 203 million in 2005).

FINANCIAL STATEMENTS FOR ORKLA ASA

In addition to all head office activities, the financial statements of the holding company Orkla ASA cover the Group's share portfolio and its real estate activities, which are part of the business operations of Orkla Eiendom. The Peter Möller operations have been transferred to MöllerCollett.

Activities at head office include the Group's executive management and the corporate *functions information*, legal affairs, corporate development, HR, accounting/finance and internal audit. The corporate functions largely carry out assignments for the Group's other companies, and charge the companies for these services. The Group Treasury acts as a Group bank and is responsible for the Group's external financing, management of the Group's liquid assets and overall management of the Group's currency and interest risks.

Furthermore, three new corporate functions have been established at the head office: Corporate Development Marketing & Sales (CDM), Corporate Development Purchasing (CDP) and Corporate Development Operations (CDO). CDM is a newly-created staff of resource personnel who will support and intensify efforts to create top-line growth in the Branded Consumer Goods business. CDP will assist companies in efforts to improve purchasing activities in order to achieve higher quality and to exploit purchasing economies of scale within the Orkla Group. CDO will provide similar assistance in connection with production. These departments charge the Group companies for services rendered.

Orkla ASA owns *certain trademarks* that are utilised by various companies in the Orkla Group.

The financial statements for Orkla ASA have been prepared and presented in accordance with simplified IFRS pursuant to section 3-9 of the Norwegian Accounting Act. The explanations of the accounting principles for the Group also apply to Orkla ASA, and the notes to the consolidated financial statements will in some cases cover Orkla ASA. Shareholdings in subsidiaries are presented at cost.

Income statement

Amounts in NOK million	Note	2006	2005
Sales revenues		**-**	69
Other operating revenues		**3**	78
Other operating revenues Group		**334**	477
Operating revenues		**337**	624
Cost of materials		**-**	(78)
Payroll expenses	1	**(272)**	(166)
Other operating expenses		**(212)**	(251)
Depreciations and amortisation	6, 7	**(6)**	(11)
Operating profit		**(153)**	118
Income from investments in other companies		**765**	979
Finance income Group (incl. Group contributions)		**5,560**	10,715
Gain on sale of Orkla Media		**3,929**	-
Other finance income		**41**	834
Finance cost Group		**(230)**	(341)
Other finance cost		**(760)**	(370)
Net foreign exchange gains and losses		**(361)**	947
Gains and losses/write-downs Share Portfolio		**3,027**	2,118
Profit before taxes		**11,818**	15,000
Taxes	9	**(20)**	(350)
Profit for the year		**11,798**	14,650
Proposed dividend (not provided for)		**(2,059)**	(1,547)

Cash flow

Amounts in NOK million	2006	2005
Operating profit	**(153)**	118
Depreciations and impairment charges	**5**	11
Changes in net working capital etc.	**355**	(317)
Dividends received	**4,273**	9,850
Financial items, net	**(275)**	(13)
Taxes paid	**(386)**	(137)
Cash flow from operating activities	**3,819**	9,512
Sale of tangible assets	**19**	121
Replacement expenditures	**(14)**	(9)
Sale of Orkla Media	**5,191**	-
Acquired trademarks	**-**	(41)
Net change in investments in subsidiaries	**(2)**	(9,945)
Investments in foreign companies	**(2,672)**	-
Net purchase/sale Share Portfolio	**1,691**	313
Received Group contribution etc.	**178**	(691)
Cash flow from investing activities	**4,391**	(10,252)
Dividends paid	**(1,551)**	(1,957)
Net share buy-back	**(158)**	63
Net paid to shareholders	**(1,709)**	(1,894)
Change in other interest-bearing liabilities	**(3,672)**	11,748
Change in interest-bearing own receivables	**(2,752)**	(9,243)
Change in net interest-bearing liabilities	**(6,424)**	2,505
Cash flow from financing activities	**(8,133)**	611
Change in cash and cash equivalents	**77**	(129)

Balance sheet

Assets

Amounts in NOK million	Note	2006	2005
Intangible assets	7	**52**	47
Deferred tax assets	9	**114**	92
Property, plant and equipment	6	**69**	83
Investments in subsidiaries	8	**20,521**	21,781
Loans to Group companies		**13,668**	11,582
Shares in other companies	4	**3,081**	3
Other financial assets		**663**	9
Non-current assets		**38,168**	33,597
Inventories		**-**	44
Receivables		**51**	209
Loans to Group companies		**1,967**	1,975
Share Portfolio investments	See Note 17 Group	**18,165**	16,102
Cash and cash equivalents		**355**	278
Current assets		**20,538**	18,608
Total assets		**58,706**	52,205

Equity and liabilities

Amounts in NOK million	Note	2006	2005
	See Statement of changes in equity page 23		
Paid in equity		**2,008**	2,010
Earned equity		**37,166**	26,065
Equity		**39,174**	28,075
Provisions		**-**	4
Other non-current liabilities		**9,388**	8,557
Non-current liabilities and provisions		**9,388**	8,561
Commercial paper		**300**	3,500
Tax payable		**124**	468
Current liabilities to Group companies		**7,256**	10,603
Other current liabilities		**2,464**	998
Current liabilities		**10,144**	15,569
Equity and liabilities		**58,706**	52,205

NOTES FOR ORKLA ASA

1 Payroll and pensions

Amounts in NOK million	2006	2005
Wages and holiday pay	(162)	(98)
National security tax	(34)	(37)
Remuneration of the Board,		
Corporate Assembly and other related costs[1]	(64)	(25)
Pension costs	(12)	(6)
Payroll expenses[2]	(272)	(166)
Number of employees 31 December	151	142

[1] Including costs relating to discounted sales of shares to employees totalling NOK 19 million in 2006.
[2] See Note 5.

Breakdown of net pension costs

Amounts in NOK million	2006	2005
Current service cost		
(incl. national insurance contributions)	(2)	(1)
Interest cost on pension obligations	(7)	(7)
Expected return on plan assets	10	12
Actuarial gains and losses	(3)	(2)
Contribution based plans for salary over 12G	(6)	(5)
Contribution plans	(4)	(3)
Pension costs	(12)	(6)

Breakdown of net pension liability 31 December

Amounts in NOK million	2006	2005
Present value of pension obligations	(232)	(218)
Pension plan assets (fair value)	190	190
Net pension liabilities	(42)	(28)
Unrecognised actuarial gains and losses	42	28
Capitalised pension liabilities	0	0

Breakdown of plan assets (fair value) 31 December

	2006	2005
Cash and cash equivalents	6 %	6 %
Money market investments	17 %	5 %
Bonds	51 %	59 %
Real estate	11 %	10 %
Shares	15 %	20 %
Total plan assets	100 %	100 %

The company has a pension scheme that meets the requirements of the Compulsory Service Pensions Act.

2 Guarantees and mortgages

Amounts in NOK million	2006	2005
Subscribed, uncalled limited partnership capital	489	389
Guarantees to subsidiaries	493	3,809
Other guarantees	21	0

3 Loans to employees

Other non-current financial assets include loans to employees in the Group.

Amounts in NOK million	2006	2005
Loans to employees	8	10

4 Shares in other companies

Amounts in NOK million	Book value	Share owned[1]	Head Office
REC ASA[2]	1,764	4.05 %	Oslo
Mecom Group PLC[3]	1,317	19.97 %	London
Total	3,081		

[1] The voting rights are the same as share owned for both investments.
[2] See Note 12 and 24 for the Group.
[3] See Note 13 for the Group.

5 Remuneration and contractual arrangements

Remuneration to the Group Executive Board

The Board of Directors has a special Compensation Committee that prepares matters relating to compensation for decision by the Board. The Board decides the terms and conditions of the Group President and CEO and other members of the Group Executive Board. The Board also makes decisions on fundamental issues relating to the Group's terms and conditions policy and compensation arrangements for other employees. The Compensation Committee consists of three members of the Board of Directors, one of whom is elected by the employees. The Committee is chaired by the Chairman of the Board of Directors. The administration prepares matters for submission to the Compensation Committee and the Board of Directors.

In 2006 the Group Executive Board comprised the following members: Dag J. Opedal (Group President and CEO), Torkild Nordberg, Bjørn M. Wiggen (until 11 October 2006), Ole Enger, Roar Engeland, Inger Johanne Solhaug (from 1 September 2006), Hilde Myrberg (from 1 February 2006) and Terje Andersen.

The following salaries and remuneration were paid out to the Group Executive Board in 2006:

Amounts in NOK	Ordinary salary	Bonus	Benefits in kind	Pension costs
Dag J. Opedal	4,013,634		209,806	791,934
Torkild Nordberg	2,769,314	1,346,335	178,928	368,948
Ole Enger	3,734,614	1,863,500	196,894	2,862,982
Roar Engeland	2,605,820		157,045	387,943
Inger Johanne Solhaug	1,171,048	206,625	97,539	162,820
Hilde Myrberg	1,427,556	604,667	130,101	281,241
Terje Andersen	1,711,197	336,226	162,321	218,424
Total remuneration to Group Executive Board	17,433,183	4,357,353	1,132,634	5,074,292

Shares owned by the Group Executive Board are presented on page 7.

Dag J. Opedal, Roar Engeland and Ole Enger are entitled to 50,000, 30,000 and 7,900 options, respectively, at 110 % of the market price of the Orkla share on the award date, which is the day after the publication of Orkla's results for 2006. The same applies to certain other employees in the Group.

Dag J. Opedal has a six-month period of notice and may retire at the age of 62. Between the ages of 62 and 67, Orkla will pay a pension equivalent to 60 % of salary upon retirement. Thereafter there will be paid from Orkla's defined contribution plan. Opedal may retain his options if his employment contract is terminated. Opedal also has a personal loan on which a regulated interest rate is charged. The balance as of 31 December 2006 was NOK 274,396.

Ole Enger's retirement age is 65, but he is entitled to resign from his position from the age of 60. His remuneration will then gradually be reduced from 90 % the first year to 60 % when he reaches the age of 65, on condition that he works on a 50 % basis during the five-year period. The ordinary pension to which he is entitled at the age of 65 amounts to 60 % of his ordinary salary coordinated with his benefits from the National Insurance scheme and the company's group pension plan. Ole Enger has a post-employment salary agreement, under which he will receive 100 % pay for the first six months and 80 % pay until he reaches the age of 60, after which the above-mentioned pension agreement will enter into force. If he takes up a post in another company, his post-employment salary agreement will expire six months after he takes up his new post, and not later than upon expiry of the post-employment salary period.

The other members of the Group Executive Board have a period of notice of six months. Their retirement age is 65 and they will receive a pension equivalent to 60 % of their salary upon retirement until they reach the age of 67, after which their pension will be paid from Orkla's defined contribution plan. Terje Andersen has a personal loan on which a regulated interest rate is charged. The balance as of 31 December 2006 was NOK 1,097,942. No other members of the Group Executive Board have personal loans.

If an employee in the Group Executive Board, by mutual agreement and in the best interests of the company, terminates the employment contract, the employee will receive a salary and contractual benefits for up to 12 months after the period of notice. 75 % of any income from another permanent post during the 12-month period will be deducted.

The members of the Group Executive Board, except for Dag J. Opedal and Roar Engeland, participate in the Group's annual bonus system which rewards improvement (operational excellence). The annual bonuses paid out to the Group Executive Board in 2006 have been included in the table of salaries above.

The members of the Group Executive Board participate in the Group's general share purchase programme for employees.

No guarantees have been provided for members of the Group Executive Board.

Options and cash bonuses awarded to the Group Executive Board as of 31 December 2006

	Number		Award date (dd/mm/yyyy)	Strike price	1st exercise (dd/mm/yyyy)	Last exercise (dd/mm/yyyy)
Dag J. Opedal	18,000	C	05.01.1998	95.96[1]	01.03.2001	15.12.2008
	12,000	C	24.06.1999	96.08[1]	20.02.2003	15.12.2009
	50,000	O	23.05.2001	133.00	Day after publication of Orkla's financial result for 2003 (February 2004)	08.07.2010
	40,000	O	05.07.2002	135.00	05.07.2005	05.07.2008
	40,000	C	28.02.2003	75.05	21.02.2006	28.02.2009
	40,000	O	03.03.2004	186.15	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	30,000	O	14.02.2005	233.70	Day after publication of Orkla's financial result for 2007 (February 2008)	28.02.2011
	20,000	O	01.06.2005	242.00	Day after publication of Orkla's financial result for 2007 (February 2008)	28.02.2011
	50,000	O	24.03.2006	316.25	Day after publication of Orkla's financial result for 2008 (February 2009)	20.02.2012
Roar Engeland	40,000	O	05.07.2002	135.00	05.07.2005	05.07.2008
	40,000	C	28.02.2003	75.05	21.02.2006	28.02.2009
	40,000	O	05.03.2004	186.15	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	30,000	O	14.02.2005	233.70	Day after publication of Orkla's financial result for 2007 (February 2008)	28.02.2011
	30,000	O	24.03.2006	316.25	Day after publication of Orkla's financial result for 2008 (February 2009)	20.02.2012
Exercised in 2006:	-16,666	O	23.05.2003	133.00	Share price when exercised: 349.38	
	-10,000	C	22.02.2000	110.74	Share price when exercised: 349.38	
Torkild Nordberg	13,333	O	05.11.2001	136.00	Day after publication of Orkla's financial result for 2004 (February 2005)	15.12.2008
	7,500	C	26.11.2002	102.55	Day after publication of Orkla's financial result for 2005 (February 2006)	15.12.2008
	5,000	O	21.11.2003	135.00	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	7,500	O	25.11.2003	135.00	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	5,000	O	23.11.2004	202.35	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	5,000	O	07.12.2004	200.70	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	5,000	O	08.12.2005	284.90	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	20,000	O	24.03.2006	280.50	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
Exercised in 2006:	-3,334	O	22.02.2000	130.00	Share price when exercised: 349.38	
Terje Andersen	3,000	C	26.11.2002	102.55	Day after publication of Orkla's financial result for 2005 (February 2006)	15.12.2008
	3,000	O	21.11.2003	135.00	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	3,000	O	25.11.2003	135.00	Day after publication of Orkla's financial result for 2006 (February 2007)	15.12.2009
	3,000	O	23.11.2004	202.35	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	15,000	O	24.03.2006	280.50	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
Exercised in 2006:	-6,700	O	22.02.2000	130.00	Share price when exercised: 338.89	
Inger Johanne Solhaug	3,333	O	20.12.2001	136.00	Day after publication of Orkla's financial result for 2004 (February 2005)	15.12.2008
	4,000	O	07.12.2004	200.70	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	4,000	O	08.12.2005	284.90	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	15,000	O	24.03.2006	280.50	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
Exercised in 2006:	-3,333	O	20.12.2001	136.00	Share price when exercised: 293.51	
Hilde Myrberg	15,000	O	24.03.2006	302.50	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
Ole Enger	20,000	O	24.03.2006	316.25	Day after publication of Orkla's financial result for 2008 (February 2009)	20.02.2012
	20,000	O	24.03.2006	280.50	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011

O=Option, C=Cash bonus

[1] Strike price CPI-adjusted. Index at 15 December 2006.

The Board of Directors' statement of guidelines for the remuneration of the executive management

Pursuant to section 6-16a of the Public Limited Companies Act, the Board of Directors must draw up a special statement of guidelines for the pay and other remuneration of senior executives. Furthermore, section 5-6 (3) of the same Act prescribes that an advisory vote must be held at the General Meeting on the Board of Directors' guidelines for the remuneration of the executive management for the coming financial year. To the extent the guidelines concern share-based incentive arrangements; these must also be approved by the General Meeting.

(i) Information regarding pay and other remuneration of senior executives in the previous financial year has been provided in the section above.

(ii) With regard to guidelines for pay and other remuneration of senior executives in the coming financial year, the Board of Directors will present the following guidelines to the General Meeting in 2007 for an advisory vote:

The purpose of Orkla's terms and conditions policy is to attract personnel with the competence that the Group requires, further develop and retain employees with key expertise, and promote a long-term perspective and continuous improvement with a view to achieving Orkla's business goals.

The general approach adopted in Orkla's policy has been to pay fixed salaries based on the market median for comparable enterprises, while the variable element which is linked to results, share price performance, etc. (bonuses and options) has been better than the median.

Compensation may consist of the following elements:

(a) Fixed elements

Orkla uses internationally recognised job assessment systems to find the «right» level for the job and the fixed salary. Jobs are assessed in relation to their local market (country) and a pay range of the median +/- 20 % is applied. The employee's responsibilities, results and performance determine where he or she is placed on the salary scale.

After successful processes and in agreement with the employees' organisations, Orkla introduced a defined contribution pension plan for its employees in Norway as from 1 January 2004, followed by Elkem as from 1 January 2006. Since 1 July 2006, the contribution rates have been 4 % for salaries between 1G and 6G and 8 % for salaries between 6G and 12G. For salaries over 12 G, the contribution rate is 15 % (1G is currently NOK 62,892). Employees who have entered into an early retirement agreement entitling them to retire before the age of 67 receive a pension, charged to revenues, that is equivalent to 60 % of their annual pay.

In addition to the above, the Group provides benefits such as a company car and company telephone and other limited benefits in kind.

If the company should wish to terminate a contract of employment, or if it is mutually agreed that an employee is to terminate the contract of employment in the company's best interests, certain senior executives are paid a post-employment salary for a period of 12 months after the notice period, which is normally six months. If the executive takes up another position or takes on other assignments outside the Orkla Group in the course of the 12-month period, he or she has an obligation to notify the company accordingly. 75 % of the revenue from another position/business activity is deducted from the post-employment salary paid.

(b) Variable elements – annual bonus
Orkla has a system of annual bonuses that reward improvement (operational excellence). As from 2007, the annual bonus system takes account of the following elements:

- Improvement for Orkla as a whole
- Improvement/results at business area/company level
- Individual results

Under this system, a «good performance», which is specifically defined for the various elements, can result in an annual bonus of 30 % of an employee's fixed pay, while the maximum bonus is 100 % of the employee's annual pay. This bonus system applies to approximately 200 senior executives.

(iii) Special comments on share-based incentive arrangements

(a) Option programme for executive management
The Board of Directors intends to continue the programme of employee options for executive management, with the adjustment of certain conditions, including the introduction of a ceiling for potential gains. However, the Board will not present a proposal for a framework for the granting of new options at this year's General Meeting, but aims to put forward a specific proposal for a framework and principles for such grants at the General Meeting in 2008. The option programme covers approximately 150 management staff and key personnel.

(b) Discounted shares for employees
For several years the Group has had a programme that gives employees the opportunity to buy a limited number of shares (in 2006 the maximum amount before the discount was approximately NOK 35,000) at a discount of 20 % in relation to the market price of the share. In 2006 this programme covered employees in Norway, Sweden, Denmark, Finland, Austria, Switzerland, Poland and the USA. The Board of Directors recommends that the General Meeting maintain the share programme for employees, and requests the approval of the General Meeting to continue this programme at the same amount level as in 2006.

Salaries and remuneration to the Board of Directors and number of shares owned

Amounts in NOK	Ordinary director's fee	Extra directors' fee[1]	Ordinary salary	Benefits in kind	Pension costs	Number of shares[2]
Shareholder-elected Board members						
Stein Erik Hagen	358,332	55,000		304		41,910,000
Svein S. Jacobsen	330,000	93,500		304		7,000
Kjell E. Almskog	230,000	16,500		304		500
Bjørg Ven	134,167					1,500
Åse Aulie Michelet	230,000	49,500		304		500
Lennart Jeansson	134,167					5,000
Birgitta Stymne Göransson	230,000	11,000				500
Employee-elected Board members						
Aage Andersen	230,000	93,500	354,801	14,633	10,479	120
Johnny Bengtsson	230,000	16,500	223,566			0
Per Arnfinn Solberg	57,500		398,884	37,017	13,790	828
Total remuneration to Board	2,164,166	335,500	977,251	52,866	24,269	

[1] Due to a high level of activity more Board meetings than normal were held in 2006. Extra remuneration for participation in more than 12 ordinary Board meetings is therefore shown in a separate column.
[2] Total share ownership including related parties.

No loans have been granted or guarantees provided for members of the Board of Directors.

Remuneration to Corporate Assembly

Amounts in 1,000 NOK	2006	2005
Fees to Corporate Assembly	**591**	660
Other remuneration to Corporate Assembly	**20**	23

Remuneration rates:

Amounts in NOK	
Chairman of the Corporate Assembly (annual fee)	110,000
Deputy Chairman of the Corporate Assembly (annual fee)	27,500
Chairman, deputy chairman, members, deputy members and observers Corporate Assembly (per meeting)	5,500

No loans have been granted or guarantees provided for members of the Corporate Assembly.

Fees to Group external auditor

Amounts in NOK million (excl. VAT)	2006	2005
Parent company		
Statutory audit[1]	**4.4**	2.8
Other attest services	**0.1**	0.2
Tax consultancy services	**1.0**	0.9
Audit related services[2]	**21.5**	0.3
Other non-audit services	**0.1**	0.0
Group		
Statutory audit[3]	**26**	31
Other attest services	**1**	1
Tax consultancy services	**6**	4
Audit related services[2]	**23**	1
Other non-audit services	**1**	1
Total fees to Ernst & Young	**57**	38
Statutory audit fee to other auditors	**11**	13

[1] 2006 includes audit of Orkla Media in the first quarter, amounting to NOK 1.9 million.
[2] 2006 is primarily related to the vendor due diligence process in connection with the sale of Orkla Media.
[3] 2006 does not include Orkla Media which was sold in October 2006. In 2005 the fee paid to the Group external auditor for statutory audit services amounted to approximately NOK 8 million for Orkla Media.

6 Property, plant and equipment

Amounts in NOK million	Land, buildings and other property	Machinery and equipment	Assets under con-struction	Total
Book value 1 January 2006	51	29	3	**83**
Additions		6		**6**
Disposals		(14)	(3)	**(17)**
Depreciations	(2)	(1)		**(3)**
Book value 31 December 2006	49	20	0	**69**
Total cost 1 January 2006	120	132	3	**255**
Accumulated depreciations and impairment 1 January 2006	(69)	(103)		**(172)**
Book value 1 January 2006	51	29	3	**83**
Total cost 31 December 2006	120	124		**244**
Accumulated depreciations and impairment 31 December 2006	(71)	(104)		**(175)**
Book value 31 December 2006	49	20		**69**

7 Intangible assets

Amounts in NOK million	Tradmarks not amortisable	IT	Total
Book value 1 January	40	7	**47**
Additions	-	22	**22**
Disposals	(14)	-	**(14)**
Amortisation	-	(3)	**(3)**
Book value 31 December	26	26	**52**
Total cost 1 January 2006	40	7	**47**
Accumulated amortisation and impairment 1 January 2006	-	-	**-**
Book value 1 January 2006	40	7	**47**
Total cost 31 December 2006	26	29	**55**
Accumulated amortisation and impairment 31 December 2006	0	(3)	**(3)**
Book value 31 December 2006	26	26	**52**

8 Shares in subsidiaries, directly owned

Amounts in NOK million	Book value	Group's share of capital
Procordia Food AB	5,469	100 %
Orkla Foods AS	517	100 %
Bakers AS	249	100 %
Lilleborg AS	87	100 %
Sætre AS	11	100 %
Swebiscuits AB	512	100 %
Nidar AS	110	100 %
Borregaard Industries Limited		
Ordinary shares	271	100 %
Preference shares	43	99.9 %
Elkem ASA	8,893	100 %
Chips Ab	2,880	100 %
Möller Collett AS	340	100 %
Øraveien Industripark AS	92	100 %
Borregaard NEA AS	101	100 %
Borregaard Skoger AS	3	100 %
Orkla Finans ASA	56	100 %
Orkla Eiendom AS	244	100 %
Chr. Salvesen & Chr. Thams's Comm. AS	44	100 %
Vfot AS	27	100 %
Viking Askim AS	56	100 %
NINO AS	25	100 %
Reach Media AS[1]	453	100 %
Orkla Invest AB	38	100 %
Total	20,521	

[1] Changed name from Nordstjernen Holding AS.

Only directly owned subsidiaries are included in the above table. The Group also has indirect ownership in approximately 400 subsidiaries, of which the profit/loss and equity are important in the evaluation of the above companies. The most important indirectly-owned subsidiaries are shown in the Group Directory at the end of the annual report.

9 Relationship between profit before tax and the year's tax base

Tax charge

Amounts in NOK million	2006	2005
Profit before taxes	**11,818**	15,000
Change in timing differences	**79**	110
Permanent differences:		
Non-deductible expenses	**6**	4
Tax-free dividends, Group contributions and capital gains	**(11,794)**	(12,196)
Total permanent differences	**(11,788)**	(12,192)
Total taxable income	**109**	2,918
Calculated tax payable	**(31)**	(455)
Withholding tax foreign dividends	**(22)**	(16)
Correction due to differences in tax estimates in previous years	**11**	36
Total tax payable	**(42)**	(435)
Change in deferred tax	**22**	85
Total tax charge	**(20)**	(350)

Deferred tax assets

Amounts in NOK million	2006	2005
Financial derivatives	**(138)**	(80)
Property, plant and equipment	**(9)**	(10)
Other non-current items	**42**	52
Current receivables	**(200)**	(133)
Other current liabilities	**(102)**	(157)
Base deferred tax assets	**(407)**	(328)
Deferred tax assets	**114**	92
This year's change in deferred tax	**22**	112
Deferred tax taken to equity	**0**	5
Deferred tax reported in balance sheet	**0**	(32)
Change in deferred tax income statement	**22**	85

Reconciliation of the total tax charge

Amounts in NOK million	2006	2005
28 % of profit before taxes	**(3,309)**	(4,200)
Effect of tax exempt dividend compensations, Group contributions and tax-free capital gains	**3,302**	3,414
Effect of other permanent differences	**(2)**	(1)
Effect of Swiss branch	**0**	368
Effect of withholding tax foreign dividends	**(22)**	(16)
Effect of charge previous years	**11**	85
Total tax charge for Orkla ASA	**(20)**	(350)

10 Restatement of the financial statements for 2005

The financial statements for 2005 have been restated as a result of the fact that, under the simplified IFRS rules, Group contributions may be accounted for in accordance with Norwegian accounting legislation. Therefore the Group contribution has not been adjusted to reflect the time lag to the year in which it was approved by the General Meeting. Accounting figures for 2005 have been restated accordingly.

Amounts in NOK million	Restated financial statements for 2005	Financial statements for 2005	Change[1]
Operating revenues	624	624	0
Operating expenses	(506)	(506)	0
Operating profit	118	118	0
Finance income Group	10,715	9,518	1,197
Other financial items	4,167	4,167	0
Profit before taxes	15,000	13,803	1,197
Taxes	(350)	(205)	(145)
Profit for the year	14,650	13,598	1,052
Non-current assets	33,597	33,772	(175)
Current assets	18,608	17,168	1,440
Total assets	52,205	50,940	1,265
Equity	28,075	26,810	1,265
Non-current liabilities	8,561	8,561	0
Current liabilities	15,569	15,569	0
Equity and liabilities	52,205	50,940	1,265

[1] All changes are related to reversals of time-lag adjustments for Group contributions including the tax effect of taxable Group contributions.

11 Other matters

Major transactions in 2006

In 2006 Orkla ASA sold its subsidiary Orkla Media AS at a gain of NOK 3,929 million, which has been recognised in the statutory accounts. See also Note 26 to the consolidated financial statements. The Danish company in Orkla Media was owned and sold by Orkla Denmark.

The operations in Peter Möller were transferred to Möller Collett AS.

PAYE tax guarantee

Orkla ASA has a bank guarantee to cover Pay-As-You-Earn (PAYE) tax payable by employees.

Material leases

Orkla ASA leases office premises at Karenslyst allé 6, Skoyen, from its subsidiary Sjølyst Park AS. The current lease expires on 1 March 2007. The lease will be renewed. Leasing expenses amounted to NOK 11 million in 2006.

Matters disclosed in the Notes to the consolidated financial statements

Share-based payment – Note 4.
Financial risk – Note 22.
Events after the balance sheet date – Note 24.
Contingent outcomes – Note 24.

Shareholders in Orkla ASA

A list of the largest shareholders in Orkla ASA is presented in the section entitled «Shares and shareholders» on page 68 of the annual report.

AUDITOR'S REPORT FOR 2006

To the Annual General Meeting of Orkla ASA

We have audited the annual financial statements of Orkla ASA as of 31 December 2006, showing a profit of NOK 11.798 million for the Parent Company and a profit of NOK 11.288 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the financial statements for the Parent Company and the Group. The financial statements of the Parent Company comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. The financial statements of the Group comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. Simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9 have been applied in the preparation of the financial statements of the Parent Company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the Group. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and President and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including the auditing standards adopted by the Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the Parent Company are prepared in accordance with laws and regulations and present fairly, in all material respects the financial position of the company as of 31 December 2006, and the results of its operations and cash flows and the changes in equity for the year then ended, in accordance with simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9.

- the financial statements of the Group are prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Group as of 31 December 2006, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU.

- the company's management has fulfilled its duty to properly record and document the Company's accounting information as required by law and bookkeeping practice generally accepted in Norway.

- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with law and regulations.

Oslo, 13 February 2007
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

STATEMENT FROM THE CORPORATE ASSEMBLY

To the Annual General Meeting of Orkla ASA

The Corporate Assembly of Orkla ASA has received the Board of Directors' proposed annual report and financial statements for 2006 for Orkla ASA and the Group and recommends that the Annual Meeting approve the annual report and financial statements and the proposal of the Board of Directors for the allocation of profit for 2006.

Oslo, 1 March 2007
For The Corporate Assembly of Orkla ASA

Harald Arnkværn
Chairman of the Corporate Assembly

HISTORICAL KEY FIGURES*)

	Note		2006	2005	2004	2003	2002
INCOME STATEMENT							
Operating revenues		(NOK million)	**52,683**	55,304	32,126	45,368	42,979
Operating profit before amortisation and other revenues and expenses		(NOK million)	**5,084**	4,805	2,738	3,827	3,663
Amortisation intangible assets**)		(NOK million)	**(216)**	(236)	(7)	(538)	(499)
Other revenues and expenses		(NOK million)	**(388)**	(312)	(690)	(967)	(143)
Operating profit		(NOK million)	**4,480**	4,257	2,041	2,322	3,021
Operating margin before amortisation and other revenues and expenses	1	(%)	**9.7**	8.7	8.5	8.4	8.5
Ordinary profit before taxes		(NOK million)	**8,525**	7,206	3,791	2,867	2,407
Gains/profit discontinued operations		(NOK million)	**4,109**	0	12,529	0	0
Profit for the year		(NOK million)	**11,288**	6,044	15,625	2,052	1,777
CASH FLOW							
Net cash flow		(NOK million)	**4,882**	(16,855)	14,051	2,723	(1,882)
RETURNS							
Return on capital employed (Industry division)***)	2	(%)	**12.5**	11.3	14.8	12.8	13.0
Return on Share Portfolio investments		(%)	**27.4**	38.4	21.6	29.8	(14.8)
CAPITAL AS OF 31 DECEMBER							
Book value of total assets		(NOK million)	**79,612**	74,609	45,555[1]	54,958	53,122
Market capitalisation	3	(NOK million)	**72,690**	57,655	40,951	30,722	24,579
Equity ratio****)	4	(%)	**60.4**	50.8	69.6[1]	35.9[2]	35.2
Net interest-bearing liabilities	5	(NOK million)	**11,420**	15,445	(1,182)	17,953	19,516
interest coverage ratio	6		**15.7**	16.9	32.6	4.7	3.4
Average borrowing rate		(%)	**3.9**	3.3	3.7	4.6	5.4
Share of floating interest-bearing liabilities	7	(%)	**88**	80	77	77	85
Average time to maturity, non-current liabilities		(years)	**4.2**	5.3	3.9	4.2	4.0
SHARES[3]							
Average number of shares outstanding diluted		(x 1,000)	**206,876**	206,528	206,256	206,513	209,538
Average number of shares outstanding		(x 1,000)	**206,331**	206,066	205,925	206,513	209,538
SHARE-RELATED KEY FIGURES							
Share price at 31 December		(NOK)	**353.0**	279.5	199.0	149.0	118.0
Earnings per share diluted	8	(NOK)	**54.3**	28.1	75.4	9.2	7.7
Earnings per share diluted, adjusted	9	(NOK)	**36.5**	30.1	17.4	16.2	10.6
RISK per share	10	(NOK)	**na**	1.84	(8.04)	(20.26)	7.21
Ordinary dividend per share (proposed for 2005)		(NOK)	**10.00**	7.50	4.50[4]	4.00[4]	3.40
Payout ratio	11	(%)	**29.1[6]**	26.7	30.6[5]	43.5	44.2
Price/earnings ratio	12		**10.3[6]**	9.9	13.5[5]	16.2	15.3
PERSONNEL							
Number of employees			**28,664**	34,829	19,649	31,826	31,734
Number of man-years			**28,309**	33,541	18,420	30,170	29,862

*) 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP. Orkla Beverages is included line by line in the period 2002-2003.
**) 2002-2003 mainly goodwill.
***) Restated historically due to change of definition (including net pension liabilities).
****) Under IFRS unrealised gains are included in equity. Unrealised gains are included in the figures for 2002-2003.

[1] As at 1 January 2005.
[2] Before additional dividend.
[3] See also page 69.
[4] The additional dividend for 2004 and 2003 amounted to NOK 5.00 and NOK 25.00 per share.
[5] Before gain on sale of Orkla's interest in Carlsberg Breweries (NOK 60.7 per share).
[6] Before net profit and gain on sale from Orkla Media (NOK 19.9 per share).

Definition:

1 Operating profit before amortisation and other revenues and expenses/Operating revenues
2 (Operating profit before amortisation and other revenues and expenses + Profit from associates)/(Average net working capital + Average tangible assets + Average intangible assets at cost + Average investments in associates – Average net pension liabilities – Average deferred tax excess value)
3 Market capitalisations is calculated on the basis of number of shares outstanding x Average share price at year end
4 Book equity/Total assets
5 Total interest-bearing liabilities - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
6 (Profit before tax + Net interest expenses)/(Net interest expenses)
7 Liabilities with remaining fixed interest for less than one year
8 Profit for the year after minority interests/Average number of shares outstanding diluted at year end
9 Profit for the year after minority interests (adjusted for amortisation, other revenues and expenses, the gain on the sale of shares in Carlsberg Breweries in 2004 and net profit and gain on sale from Orkla Media in 2006)/Average number of shares outstanding diluted at year end
10 RISK: regulation of input value of taxable value of shares (Norwegian shareholders only)
11 Ordinary dividend per share/Earnings per share diluted
12 Share price/Earnings per share diluted

VALUE CREATION AT ORKLA

INVESTING IN THE ORKLA SHARE

ORKLA'S GOAL AND LONG-TERM RETURN

Orkla's goal is to achieve long-term value growth which exceeds that of relevant, competitive investment alternatives. For shareholders, this is reflected in the combination of the long-term performance of the Orkla share and the dividend that is paid out.

Orkla gradually improves its underlying operations, which in turn results in higher cash flow and thereby a long-term increase in value for shareholders. For Orkla and for investors with a long investment horizon, it will therefore be important to measure value creation in terms of the Group's underlying operational performance. Underlying value creation is discussed in further detail on page 64.

ORKAL SHARE PRICE 2006	
Amounts in NOK	
Closing at 31.12.2005	279.50
High	358.00
Low	256.00
Closing at 31.12.2006	353.00

MARKET CAPITALISATION (31.12.1982–31.12.2006)



90,000
60,000
30,000
NOK million

SHARE PRICE PERFORMANCE (31.12.1996–31.12.2006)



6
4
2
0
Orkla
Oslo Stock Exchange (OSEBX)
Index 31.12.1996 = 1

YIELD ON NOK 1 (31.12.1982–31.12.2006)



400
300
200
100
NOK
Orkla
Oslo Stock Exchange

THE ORKLA SHARE

Over time, Orkla shareholders have received a good return on their shares. In the period from 1 January 1997 to 31 December 2006, the average annual return was 17.7 %, while the average return on the Oslo Stock Exchange was 12.8 %. In 2006, the price of the Orkla share, excluding dividends, increased by 26.3 %. Including dividends, the return for Orkla shareholders was 29.2 %, while the Oslo Stock Exchange Benchmark Index increased by 32.4 % in the same period.

At the end of 2006, the Orkla share was listed at NOK 353.00. Orkla's market capitalisation was NOK 72.7 billion, which is NOK 15.0 billion higher than on 31 December 2005.

The Board of Directors proposes to pay a dividend of NOK 10.00 per share for 2006. The dividend will be paid out on 3 May 2007 to shareholders of record on the date of the Annual General Meeting.

SHAREHOLDER AND DIVIDEND POLICY, INCLUDING BUYBACKS

Over time, Orkla's shareholders must receive a competitive return on their shares through a combination of the dividend that is paid out and the increase in the share price. As long as Orkla's underlying growth is satisfactory, shareholders will experience a steady, stable increase in the dividend that is paid out, at the same time as the level is increased from 2006. For Orkla, the interests of existing shareholders are of paramount importance. In the past three years, Orkla has paid out an ordinary dividend that has averaged 29 % of earnings per share. This dividend is supplemented by buybacks of Orkla shares at times when the price of the Orkla share is considered to be favourable. In 2006, Orkla bought a total of 1,000,000 shares in Orkla ASA, equivalent to 0.5 % of outstanding shares, at an average price per share of NOK 294.70. On average, in the past five years, Orkla has bought back just over 0.7 % of outstanding shares each year. The average buyback price has been at the low end of the share price interval in the year concerned.

ORDINARY DIVIDEND PER SHARE



10
8
6
4
2
NOK
0.85
0.93
1.13
1.36
1.58
1.93
2.03
2.50
3.00
3.25
3.40
4.00¹
4.50²
7.50
10.00³

¹ Additional dividend NOK 25.00 per share.
² Additional dividend NOK 5.00 per share.
³ Proposed dividend.

AVERAGE ANNUAL RETURN ON THE ORKLA SHARE



25
20
15
10
5
%
20.4
14.1
17.7
12.8
25.0
21.4

■ The Orkla share (dividend reinvested*)
□ Oslo Stock Exchange Benchmark Index
* Dividend reinvested on first trading day after Orkla's Annual General Meeting

RISK FACTORS

The purpose of Orkla's risk management is to expose and identify risks that might threaten the achievement of the Group's goals and systematise such risks in order to facilitate efforts to deal with them. In assessing risks, both the inherent and current level of risk are considered, as well as the residual risk if further measures are implemented. The Group has established a large number of effective measures to reduce risk. Orkla's overall risk level and risk-reducing measures are largely related to a number of ongoing business issues in the various companies. The specific risks and measures are too small, seen individually, to be commented on in this report. This chapter therefore focuses on general risk factors that could impact on the valuation of the Group.

Orkla is an organisation that takes relatively little risk in relation to its risk-bearing ability. The Group is involved in stable industries such as branded consumer goods and hydropower, while volatility is higher in the materials, aluminium and solar energy businesses. Generally the risk is higher in Speciality Materials than in the Branded Consumer Goods division. Orkla shareholders' highest exposure appears to be related to the investment in solar energy and possibly the collaboration between and restructuring of Orkla's and Alcoa's aluminium profile operations. In the field of Financial Investments, stock market risk is a well-known factor. Besides general business risk, there is considerable uncertainty linked to the operating parameters in several of the countries in which the Group has established operations in the past few years. For example this applies to Russia and Romania. On the whole, however, value exposure to these countries is still limited.

Due to Orkla's operational and geographical diversity, the company is also exposed to financial risks, such as foreign exchange risk, interest rate risk, liquidity and credit risk, and price risk for various factor inputs.

SPECIALITY MATERIALS

The fact that Speciality Materials accounts for a high proportion of the Group's total risk must be seen in conjunction with the size of the companies' investments and infrastructure, and the potential losses this represents. Besides production risk, risk is particularly related to changes in operating parameters, market conditions and the completion of ongoing projects. In view of the magnitude of potential losses, work on risk management in this business area has been intensified. For instance, a risk manager has been appointed at Elkem Solar and a risk management function has been established at Borregaard. Furthermore a separate financial risk management department has been established to monitor hedging and trading activity at Elkem.

BRANDED CONSUMER GOODS

The Branded Consumer Goods business has a somewhat lower risk profile than Speciality Materials. Risk is mainly related to a stronger bargaining position for the grocery trade, food safety, negative health focus on certain products and the increased presence of major international players. The complexity of and risk in the value chain from "fjord" or "field" to "table" is another area on which attention is being focused. The Branded Consumer Goods business accounts for a large proportion of the Group's emergency preparedness risks, in other words risks with high impact and low probability. A comprehensive project has therefore been initiated to improve emergency preparedness strategies and audits at Orkla's own production plants and those of its suppliers.

FINANCIAL INVESTMENTS

The greatest risk for the Financial Investments division is related to the volatility of the Nordic stock markets. A broad market downturn would have a direct impact on Orkla's share portfolio, and would probably also make the market for financial services (Orkla Finans) and the real estate market (Orkla Eiendom) more challenging. On the other hand, stock market volatility offers Orkla attractive possibilities for making a return.

Due to the Group's risk-bearing capacity, competence and risk-reducing measures, the companies in the Financial Investments division have, over time, generated a very good return and results.

DIVERSIFICATION OF RISK

The breadth of the Group's operations has positive diversifying effects on Orkla's risk exposure. The overall risk is reduced by the fact that individual factors affect different parts of the Group in different ways, thereby generating lower net exposure (natural hedge). For instance, high energy prices will impact differently on the aluminium and the energy businesses, thereby reducing the Group's overall exposure to changes in the price of energy. In connection with acquisitions or disposals, however, it is important to weigh the positive effects of diversification against the effects from company-specific risk.

ASSET VALUES

One possible model for valuing Orkla is to distinguish between industrial assets, where the value is related to future earnings from continuing operations, and the Group's negotiable assets, which have identifiable market values and where earnings are not a part of Orkla's operating profit from industrial activities.

The main data necessary for a valuation of Orkla's assets are presented below. On this basis, and by applying his own assumptions for assessing the value of the various assets, an investor will be able to undertake a valuation of the Group.

ASSOCIATES

Orkla owns interests in several companies that are reported as associates. The largest of these are the Renewable Energy Corporation ASA (REC) and Jotun AS. The key figures for these companies are shown in Note 12 "Investments in associates accounted for under the equity method of accounting" to the Group accounts and under the section entitled "Associates" on pages 94–95. REC is listed on the Oslo Stock Exchange and had a market value of NOK 56 billion at year-end. More information on REC may be found on page 95 and in the focus article on pages 96–99.

THE SHARE PORTFOLIO

As of 31 December 2006, the Group's share portfolio had a market value of NOK 18.2 billion. Unlisted shares accounted for 14 % of the portfolio while foreign shares, mainly Nordic shares, accounted for 51 %. Unrealised gains totalled NOK 5,647 million at year-end. Realisation of gains on shares in EFTA countries are non-taxable. For further details, see Note 17 "Share Portfolio" to the Group accounts and the section entitled "Financial Investments" on pages 90–93.

REAL ESTATE

Orkla's real estate business, Orkla Eiendom, concentrates on developing properties that essentially derive from the Group's discontinued industrial operations. The capitalised value of Orkla's real estate investments as of 31 December 2006 was NOK 628 million, most of which consists of Orkla's head office at Skøyen. The book value of development projects was NOK 152 million. These residential projects, the largest of which are Ringnes Park and Idun, which are centrally located in Oslo, have a development potential of 75,000 m². Results from Orkla Eiendom are reported under "Financial Investments".

FORESTS

The Group owns about 1.1 million decares of forest and uncultivated land, of which approximately 800,000 decares are productive forest properties. Forests have a capitalised value of NOK 101 million (fair value of biological asset not included). Approximately 100,000 m³ is harvested annually. The average market price for timber sold in 2006 was approximately NOK 337 per m³. The results from forestry operations are reported under "Financial Investments".

In 2006, a capital gains tax was introduced on the sale of forest properties. This led to a decline in activity in the market for forest properties compared with previous years. In 2005 forest properties in the central area of south-eastern Norway were sold at prices of between NOK 500 and NOK 2,500 per decare, depending on the state of the forest and its geographical location.

ELECTRIC POWER

Operating profit before amortisation from the sale of electricity from the Group's own power plants and from power trading is reported under Elkem Energy and Borregaard Energy. In 2006 this amounted to NOK 940 million. Operating profit from trading operations in 2006 was well above the average for the last five years, which was around NOK 200–250 million. After the sale of power plants in the USA in 2005, the Group produces a total of approximately 3.6 TWh of hydroelectric power in a normal year. The Orkla Group owns the following power plants which are reported under "Energy": Sarpsborg, Trælandsfos, Saudefaldene, Svelgen, Siso and Lakshola.

Orkla is investing about NOK 1.6 billion in a new power plant in Sauda that will produce an additional 0.6 TWh. At the end of 2006, about two-thirds of the investment had been undertaken. The plant will be completed in 2008.

Electric power is sold internally within the Group at market terms and externally on the power market through short-term and long-term contracts. Few power plants were sold in Norway in 2006. Reference is also made to Note 27 "Power and power contracts" to the Group accounts, for further details regarding the power plants.

SHARES AND SHAREHOLDERS

TRADING IN THE ORKLA SHARE

The Orkla share is listed on the Oslo Stock Exchange and traded under the ticker code ORK. All shares have equal rights and the shares are freely transferable. Orkla is one of the largest companies listed on the Oslo Stock Exchange, and accounted for approximately 6.8 % of the Oslo Stock Exchange Benchmark Index at the end of 2006. The Orkla share may also be traded through Orkla's Level-1 ADR programme in the USA.

A total of 773 million Orkla shares were registered as transferred by the Norwegian Central Securities Depository in 2006, equivalent to approximately 4 times the number of outstanding shares. This is about 6 % lower than in 2005. The value of Orkla shares traded on the Oslo Stock Exchange in 2006 amounted to NOK 63.3 billion, equivalent to 2.5 % of the Exchange's total turnover. An average of 0.8 million Orkla shares were traded daily in 2006.

Call and put options and forwards with the Orkla share as the underlying share are listed on the Oslo Stock Exchange. Due to cooperation on stock exchange and clearing operations between the Oslo Stock Exchange, the Stockholm Stock Exchange and EDX (the equity derivatives exchange in London), options are also available on these markets.

SHAREHOLDER STRUCTURE

As of 31 December 2006, Orkla had 36,553 shareholders, compared with 34,076 the year before. At year-end, 47 % of the shares were owned by foreign investors, compared with 46.5 % at the beginning of the year. A number of Nordic and some international brokerage houses follow the Orkla share. A list of brokerage houses and analysts that keep track of Orkla ASA's financial performance may be found on page 112. This list is updated on an ongoing basis on www.orkla.com/ir.

SHARES BY SIZE OF SHAREHOLDING AS OF 31 DECEMBER 2006

No. of shares	No. of shareholders	% of capital
1–100	15,011	0.3 %
101–1,000	17,278	2.8 %
1,001–10,000	3,572	4.7 %
10,001–100,000	516	7.7 %
100,001–500,000	118	13.1 %
over 500,000	58	71.5 %

VOTING RIGHTS AND OWNERSHIP

Orkla has one class of share, and each share carries one vote and has a par value of NOK 6.25. At the Annual General Meeting on 19 April 2007, the Board of Directors will propose a five-for-one share split, thereby changing the par value of the Orkla share from NOK 6.25 to NOK 1.25. Furthermore, the Board of Directors will at the Annual General Meeting propose to amortise (cancel) 5,000,000 shares (number given after the share split mentioned above), which equals the amount of shares Orkla ASA bought back in 2006. The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the Annual General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. If the shareholder is unable to attend the General Meeting and vote in person, he or she may vote by proxy. Notice of attendance at the General

THE TWENTY LARGEST SHAREHOLDERS AS OF 31 DECEMBER 2006

Shareholder	No. of shares	% of capital
1. Canica AS[1]	36,250,000	17.4 %
2. Folketrygdfondet	21,025,542	10.1 %
3. State Street Bank	9,897,167	4.8 %
4. Franklin Templeton Group Mutual Shares Fund[2]	6,435,750	3.1 %
5. Tvist 5 AS[1]	5,500,000	2.6 %
6. Franklin Templeton Group Mutual Discovery Fund[2]	5,104,342	2.5 %
7. Storebrand Livsforsikring	3,112,452	1.5 %
8. Oslo Pensjonsforsikring	3,000,000	1.4 %
9. UBS	2,995,720	1.4 %
10. Vital Forsikring ASA	2,659,797	1.3 %
11. Investors Bank & Trust	2,617,880	1.3 %
12. Mellon Bank	2,519,725	1.2 %
13. JP Morgan s/a Franklin Temple	2,437,820	1.2 %
14. Orkla ASA[3]	2,365,095	1.1 %
15. Franklin Templeton Group Mutual Beacon Fund[2]	2,332,900	1.1 %
16. Franklin Templeton Group Mutual Qualified Fund[2]	2,316,300	1.1 %
17. JP Morgan Omnibus Lending	2,150,584	1.0 %
18. JP Morgan Clients Treaty Account	1,598,501	0.8 %
19. Bank of Ireland	1,538,087	0.7 %
20. JP Morgan s/a Luxembourg Offshore	1,524,922	0.7 %
Total shares	**117,382,584**	**56.4 %**
Total all Orkla shares	**208,286,194**	**100.0 %**
Number of outstanding shares	**205,921,099**	**98.9 %**

[1] On 20 September 2006 the Canica-system disclosed to the market that it owns 20.04 % of the shares in Orkla. Tvist 5 AS is part of the Canica-system.
[2] On 18 February 2005 the Franklin Templeton Group disclosed that it owns 10.04 % of the shares in Orkla.
[3] Shares owned by Orkla carry no voting rights.

OWNERSHIP BY FOREIGN INVESTORS


50
40
30
20
10
%
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
Capital
Votes

Meeting must be received by Orkla no later than 3.00 p.m. on 16 April 2007.

ISSUE OF SHARES

The Board of Directors holds an authorisation, granted on 27 April 2006 and valid until the Annual General Meeting in 2007, to increase share capital by means of new share subscriptions by a total value of up to NOK 90,000,000 divided between a maximum of 14,400,000 shares, each with a par value of NOK 6.25. The authorisation may be utilised for one or more share issues. The purpose of the authorisation is to give the Board of Directors freedom to carry out relevant business transactions. Such authorisations have regularly been granted by previous General Meetings. At the Annual General Meeting on 19 April 2007, the Board of Directors will propose that the authorisation be renewed until the Annual General Meeting in 2008.

OWN SHARES

On 27 April 2006, the General Meeting adopted a resolution, valid until the Annual General Meeting in 2007, authorising the Board of Directors to acquire a maximum of 18,500,000 shares of Orkla ASA. Orkla purchased 1,000,000 shares in Orkla ASA in 2006. No Orkla shares were bought back in 2005, but an equivalent of 0.5 % of outstanding shares were bought back in 2004. As of 31 December 2006, Orkla owned 2,365,095 shares in Orkla ASA.

At the Annual General Meeting, the Board will propose that the Board's authorisation to purchase Orkla shares be renewed until the Annual General Meeting in 2008. Use of the authorisation will be determined by the extent to which the Board of Directors deems the buyback of Orkla shares to be advantageous for the company's shareholders at any given time. Shares purchased in accordance with this authorisation are presumed to be amortised or used in connection with employee incentive programmes.

EMPLOYEE SHARE PURCHASE PROGRAMME

To encourage employees to make a long-term commitment to the Group, Orkla has for several years offered employees the opportunity to purchase Orkla shares at a 20 % discount on the market price. In spring 2006, all employees in Norway, Sweden, Denmark, Finland, Austria, Switzerland, Poland and the USA received an offer to purchase up to 120 shares each in Orkla ASA at a 20 % discount, based on the market price of NOK 287.50 on 20 February 2006. In 2006 employees purchased a total of 321,810 Orkla shares under the share purchase programme. The Group aims to continue this programme in the years ahead.

OPTION PROGRAMME

The Orkla Group has an option programme for approximately 150 senior managers under which each manager will in future be entitled to buy a number of Orkla shares at a specified exercise price. At year-end, 1,678,372 options had been issued. The scope of the option programme is moderate, equivalent to less than 1 % of outstanding shares. Reference is otherwise made to Note 5 "Remuneration and contractual arrangements" to the Orkla ASA accounts.

RISK REGULATION

With the introduction of the exemption method, RISK (regulation of cost price due to taxed company income) has had no direct significance for company shareholders since 2004. Out of consideration for personal shareholders, companies must nevertheless calculate RISK for 2004 and 2005. RISK applies only to personal shareholders. Shareholders who are not liable to tax in Norway are not affected by the Norwegian RISK rules.

The RISK amount as of 1 January 2006 was NOK +1,84 per share for the year 2005.

INVESTOR RELATIONS

Communication with shareholders, investors and analysts, both in Norway and abroad, is a priority for Orkla. The Group's objective is to ensure that financial markets have sufficient information about the company to be certain that pricing reflects underlying values. A primary goal of Orkla's investor relations activities is to create confidence by ensuring that all players have equal access to financial information.

WWW.ORKLA.COM/IR

Orkla publishes all financial information on its own website. Presentations, quarterly reports, annual reports, other financial information, notices to the stock exchange and press releases are posted on Orkla's website as and when they are made public. The website also contains general information regarding the Orkla share, the share price performance and shareholders.

AVERAGE NUMBER OF SHARES OUTSTANDING DILUTED

	2006	2005	2004	2003	2002
Average no. of shares issued	208,286,194	210,805,866	213,351,743	215,404,572	218,142,085
Average no. of own shares	-1,955,493	-4,740,047	-7,427,225	-8,891,778	-8,603,661
Average no. of outstanding shares	206,330,701	206,065,819	205,924,518	206,512,794	209,538,424
Estimated dilution effect[1]	545,350	462,113	331,108	-	-
Average no. of outstanding shares diluted	206,876,051	206,527,932	206,255,626	206,512,794	209,538,424

[1] Orkla has issued a total of 1,678,372 options to senior managers. Reference is made to Note 5 "Remuneration and contractual arrangements" to the Orkla ASA accounts.

STABBURET

SUCCESS STORY FOR GRANDIOSA SATURDAY PIZZA

More than 270 million Grandiosa pizzas have been sold and Grandiosa currently accounts for about half of the Norwegian frozen pizza market. The brand is also marketed in Sweden, Finland and Denmark.

Since it was launched in 1980, Grandiosa has developed into one of Norway's strongest branded products, not least due to popular advertising campaigns and product innovations.

Grandiosa Saturday pizza (Grandiosa Lørdagspizza) is an example of how, through product development and innovative marketing, Stabburet has managed to create growth from a market position that was already strong. In an attempt to make the best Grandiosa of all time, Grandiosa Saturday pizza was introduced at the beginning of 2006. The chefs were given a free hand and, on the basis of consumer desires, ingredients such as prime beef, juicy meat balls and a mixture of sour cream and dressing were used. The goal was to "reclaim Saturday evening", an evening when Norwegians traditionally enjoy other good food.

Stabburet used new, untraditional marketing methods. In a short music video, viewers were guided through "Grandiosa land", where they encountered different consumers who praised Grandiosa. The "Respect for Grandiosa" song from the advertising film could be downloaded to mobile phones as a free ring tone and was eventually issued as a single. The advertising jingle was on Norway's best known hit list for 14 weeks and was downloaded more than 700,000 times.










Lørdagspizza
BIFF

MAIN EVENTS IN 2006

- Stronger focus on improvement programmes.
- Improved competence throughout the organisation.
- Increased launch rate, especially in the Nordic region.
- Focus on food safety.

FOCUS IN 2007

- Increase the number of major innovations and intensify the focus on brand-building.
- Increase concentration on improvement programmes, especially in purchasing and manufacturing.
- Further develop competence throughout the organisation.
- Increase the focus on food safety, nutrition and health.
- Continue structural growth.


GRANDIOSA
Lørdagspizza
BIFF

OPERATING REVENUES*


15,000
10,000
5,000
NOK million
11,062
11,913
12,711
13,650
14,266
02
03
04
05
06

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


1,500
1,000
500
NOK million
902
1,030
1,164
1,213
1,278
02
03
04
05
06

* 2004–2006 in accordance with IFRS, while 2002–2003 are in accordance with Norwegian GAAP.

KEY FIGURES

NOK million	2006	2005	% change
Operating revenues	14,266	13,650	5
Operating profit*	1,278	1,213	5
Sales outside Norway	9,573	9,057	6
Operating margin*	9.0 %	8.9 %	0.1 %-p
Return on capital employed	14.2 %	14.9 %	-0.7 %-p
Number of man-years	11,182	10,324	8

* Before amortisation and other revenues and expenses.

LILLEBORG

THE JIF WINDOW SYSTEM INNOVATION

Orkla Brands focuses strongly on consumer insight and innovation. In the past few years, efforts to improve the understanding of markets and consumers have been intensified, systematised and organised in new ways. Furthermore, every company has implemented new methods for product development and innovation.

Jif is a good example of the way systematic work on innovation leads to success. Based on genuine consumer insight, Jif has been at the cutting edge of developments in the cleaning product category for many years, creating growth through innovations that meet real consumer needs. Jif Window System (Jif Vindu System) was Lilleborg's main launch in 2006. Lilleborg worked closely with professional window-cleaners on developing the system, thereby gaining unique insight into this product category.

The launch met a significant need experienced by Norwegian consumers for a complete set of equipment that ensures simple, efficient cleaning of window glass. Jif Window System soon became a resounding success, achieving sales totalling NOK 45 million in the Norwegian grocery trade in 2006. Grocery store sales of window-washing equipment were low prior to the launch of Jif Window System. With this innovation Jif has established a new segment and the success of the new product has significantly boosted the category's growth in the grocery trade in 2006.


VINDU
VINDU

MAIN EVENTS IN 2006

- Acquisition of Dansk Droge.
- Targets for organic revenue growth achieved and several successful launches carried out.
- Extensive improvement projects at factories in several segments.
- Growth in market shares for all segments except for the Biscuits business.

FOCUS IN 2007

- Continue to focus on innovation and sales activities.
- Improve competitiveness by implementing planned improvement programmes for manufacturing and purchasing.
- Realise synergy gains from acquired companies in the Dietary Supplements and Health Products business.
- Focus on efficient structure and organisation.


VINDU

OPERATING REVENUES*


8,000
6,000
4,000
2,000
NOK million
4,500
4,739
4,787
6,336
7,250
02
03
04
05
06

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


1,200
900
600
300
NOK million
787
929
951
1,049
1,177
02
03
04
05
06

* 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP

KEY FIGURES

NOK million	2006	2005	% change
Operating revenues	7,250	6,336	14
Operating profit*	1,177	1,049	12
Sales outside Norway	3,018	2,580	17
Operating margin*	16.2 %	16.6 %	-0.4 %-p
Return on capital employed	18.2 %	20.0 %	-1.8 %-p
Number of man-years	3,312	3,142	5

* Before amortisation and other revenues and expenses.

ORKLA BRANDS

Orkla Brands comprises Orkla's most advertising and marketing-intensive product categories, and has the Nordic region as its domestic market. Orkla Brands companies produce detergents, personal hygiene/cosmetics products, snacks, confectionery, biscuits, textiles, dietary supplements and health products. Based on solid, long-standing traditions, the companies develop, manufacture and market leading branded consumer goods that have a strong identity and position among consumers and retailers.

Orkla Brands' product portfolio includes strong, well-known brands such as Jif, Omo and Define (Lilleborg), Stratos and Nidar Favoritter (Confectionery), Möllers Tran and Gerimax (Dietary Supplements and Health Products), KiMs, OLW, Taffel and Polly (Snacks), Ballerina and Café Cookies (Biscuits), and LaMote and Pierre Robert (Textiles). These products are primarily sold through grocery outlets.

Orkla Brands's strategy is to focus and concentrate innovation and market support on strong brands. Orkla Brands' companies largely hold number one positions on the markets in which they operate. Orkla Brands intends to further develop the Nordic region as its domestic market and expand in selected markets outside the Nordic region. In 2006, 92 % of operating revenues came from the Nordic market. Dansk Droge was incorporated into Orkla Brands in September 2006. As a result of the acquisitions that have been made in the past two years, Orkla Brands' annual turnover has increased by more than 50 % and it has strengthened its positions both within and outside the Nordic region. At the end of 2006 the total workforce was equivalent to 3,312 man-years.

RESULTS

Orkla Brands' operating revenues amounted to NOK 7,250 million in 2006, equivalent to an underlying[1] growth of 3 %. All segments except Biscuits achieved sales growth, largely due to successful innovations and a higher level of activity relating to established brands. However, competition from private labels poses a challenge. Systematic, targeted efforts are still being made to increase the rate of innovation, meet tougher competition and generate profit growth. Customer relations have also been strengthened with a view to maximising profit for both customers and Orkla Brands.

Operating profit before amortisation amounted to NOK 1,177 million. The increase of NOK 128 million compared with 2005 is ascribable to both expansion and organic growth. The greatest underlying[1] growth was achieved by Confectionery and Lilleborg. Only the Biscuits business suffered a decline in profit. However maintaining margins has been a challenge, not least due to stronger pressure on prices. Orkla Brands is working on extensive improvement programmes, primarily in the field of manufacturing and purchasing. These efforts are important in order to achieve profit growth. Dansk Droge was consolidated in the financial statements from September 2006 and it will be important to realise synergy gains from the merger with MöllerCollett in the near future.

The continued focus on innovation resulted in several launches of new products in 2006, the largest of which was Pierre Robert underwear (Textiles). Other important launches included the Jif Window System (Lilleborg), the Smash! bar (Confectionery), OLW Cheez Cruncherz (Snacks) and Bixit Sport (Biscuits).

LILLEBORG

Lilleborg is the largest manufacturer and marketer of branded cleaning and personal care products in Norway. Despite pressure on prices from private labels, underlying[1] operating revenues were 2 % higher than in 2005. This achievement was largely due to several successful launches of new products and campaigns, primarily in the area of laundry and cleaning. The Jif Window System was the biggest innovation of the year. As expected, however, the company's export sales to Unilever declined. Operating profit for 2006 was slightly higher than in 2005. A rise in volume made a positive contribution, but this was somewhat offset by higher purchasing costs. All in all, market shares were slightly stronger.

LILLEBORG PROFESSIONAL

Lilleborg Professional is Norway's leading total supplier of cleaning and hygiene systems for the professional market. Lilleborg Professional's operating revenues were 7 % higher than in 2005. Operating profit was slightly stronger, largely due to innovations.

CONFECTIONERY

Underlying[1] operating revenues for Confectionery were 4 % higher than in 2005, largely due to good sales of new products launched during the year. The main launches were Nidar Smågodt Favoritter, Doc Pluss, Smash! bar and Store IFA. Operating profit was better than the previous year, but this must be considered in relation to certain non-recurring factors in 2005. The combination of higher revenues and efficiency improvements in the value chain had a positive impact on profit. Market shares were on a par with 2005.

SNACKS

Underlying[1] operating revenues were up 5 % compared with 2005. All the Nordic snacks businesses increased their sales. The strongest growth was in Norway, primarily due to a good innovation programme. Operating profit was also

[1] Excluding acquisitions, divestments and currency translation effects.

somewhat higher than in the previous year. Profit growth in the Nordic region was partially offset by higher costs in Russia. Market shares for the Snacks business increased in Norway and Finland but declined slightly in Sweden and Denmark.

BISCUITS

There was a 3 % underlying[1] decline in operating revenues for the Biscuits business compared with 2005, largely related to the Swedish market. In the course of 2006, the Biscuits business intensified its efforts in Finland and Denmark by selling through the sales organisation of the Snacks business. The Kungälv factory had delivery problems, which had a slightly negative effect on both revenues and costs. There is still strong competition from private labels. Operating profit for Biscuits was weaker than in 2005 and market shares declined somewhat in both Sweden and Norway.

TEXTILES

Underlying[1] operating revenues for Textiles were 9 % higher than in 2005. This growth was ascribable to the launch of Pierre Robert underwear and increased distribution in Norway. Sales for the Swedish business were lower due to weaker distribution. Operating profit for Textiles improved as a result of the positive trend in Norway. A decision has been made to close down the Finnish business due to several years of negative profit performance.

DIETARY SUPPLEMENTS AND HEALTH PRODUCTS

This business consists of Dansk Droge and MöllerCollett. Dansk Droge was consolidated in the financial statements from September 2006. As a result of this acquisition, the business has established a position as the leading player in the Nordic region in the Dietary Supplements and Health Products category. The four main brands produced by the new unit are Möllers Tran, Gerimax, Nutrilett and Litozin. Products are primarily sold through grocery stores in the Nordic region and pharmacies and health food stores elsewhere.

Underlying[1] operating revenues for Dietary Supplements and Health Products were 4 % higher than in 2005. Operating profit was higher than the previous year, largely due to acquisitions.

Following the merger with Dansk Droge, work is in progress on organisational changes to realise synergy gains. These changes will primarily be related to sales and production.

RISK FACTORS

Orkla Brands has identified several potential risks. Weak innovations may harm the market positions of strong brands that largely hold number one positions. Higher prices for factor inputs, due to both currency fluctuations and higher raw material prices, may lead to lower margins. In the manufacturing, there are risks of stoppages, production errors, fires/explosions or accidents that affect employees. Orkla Brands' presence in countries outside the Nordic region, where its knowledge of market mechanisms and external operating parameters is not as good as in the Nordic region, also represents a risk. There is market risk relating to consolidation in the retail trade and the increasing entry of major international players on domestic markets. Stronger focus on health entails a risk for some product categories, but also presents possibilities that are being actively pursued, for example through stronger focus on dietary supplements and health products. Risk relating to the realisation of synergy gains has increased in recent years due to expansion through acquisitions.

OPERATING REVENUES BY BUSINESS AREA*

NOK million	2006	2005
Lilleborg	1,507	1,473
Lilleborg Professional	410	384
Confectionery	1,086	1,034
Biscuits	765	783
Snacks	2,411	2,024
Textiles	316	290
Dietary Supplements and Health Products	763	342

* Including internal sales between segments.

NET SALES BY GEOGRAPHICAL AREA



Norway	58 %
Sweden	15 %
Denmark	7 %
Finland	12 %
Outside Nordic region	8 %

Total net sales NOK 7,151 million.

OPERATING REVENUES BY BUSINESS AREA



Lilleborg	21 %
Lilleborg Profesjonell	6 %
Confectionery	15 %
Biscuits	11 %
Snacks	33 %
Textiles	4 %
Dietary Supplements and Health Products	10 %

Total operating revenues NOK 7,250 million.

ELKEM SOLAR

SUNNY PROSPECTS FOR SOLAR INNOVATION

Elkem has spent more than 25 years developing a cost-effective metallurgical process for manufacturing high-purity silicon metal for the solar cell industry. The definitive breakthrough for the innovation occurred in October 2006, when the Orkla Board of Directors decided to invest NOK 2.7 billion in building a new factory at the Elkem Fiskaa plant in Kristiansand, Norway. This solar investment is based on new, environmentally friendly process technology and a unique research team.

The solar energy market is growing by about 30 % per year and produces renewable energy that can make a significant contribution towards meeting the world's energy and environmental challenges. Solar cells made of crystalline silicon currently dominate the solar cell industry and are expected to remain the *leading product* for the next 10–15 years. High-purity silicon metal is the first stage in the solar cell industry's value chain. Obtaining silicon metal of the right quality is a bottleneck in the value chain, and this will limit growth in the industry in the coming years.

Entrepreneurs and researchers at Elkem Solar have worked closely with prominent international research centres and industrial actors on developing the new technology. The production process consists of a number of metallurgical process steps that remove various critical impurities from silicon metal in a new way. Elkem Solar's new method is far less energy-intensive than the traditional process route.



MAIN EVENTS IN 2006

- Increased focus on health, safety and the environment.
- High market prices and stable performance for the Primary Aluminium business.
- Decision to invest NOK 2.7 billion in a solar cell silicon plant in Kristiansand, Norway.
- Restructuring of silicon operations.
- Good earnings from power trading.
- Decision to invest in a new FSM plant in Iceland and a demonstration plant for recycling cathode blocks in Ålvik, Norway.

FOCUS IN 2007

- Emphasis on growth, internationalisation and product specialisation.
- Continue to pursue the solar energy strategy through Elkem Solar.
- Further develop the values in Elkem Energy and the Primary Aluminium business.
- Continue restructuring of silicon operations.
- Develop new products through research and development.



OPERATING REVENUES*



10,000
8,000
6,000
4,000
2,000
NOK million
8,052
8,309
9,334
9,128
9,180
02 03 04 05 06

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*



1,500
1,200
900
600
300
NOK million
921
1,057
1,261
1,154
1,438
02 03 04 05 06

* 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP. 2002-2004 are from Elkem's Income Statements

KEY FIGURES

NOK million	2006	2005	% change
Operating revenues	9,180	9,128	1
Operating profit*	1,438	1,154	25
Sales outside Norway	7,090	7,694	-8
Operating margin*	15.7 %	12.6 %	3.1 %-p
Return on capital employed	11.8 %	10.3 %	1.5 %-p
Number of man-years	2,959	3,056	-3

* Before amortisation and other revenues and expenses.

ELKEM

Elkem is a world leader in the environmentally-friendly production of metals and materials. Its main products are aluminium, energy, silicon metal, special alloys of ferrosilicon for the foundry industry, carbon and microsilica. Elkem is also investing substantial resources in the solar cell industry. The company has production plants in Europe, North America, South America and Asia, in addition to an extensive network of sales offices and agents in all its main markets.

RESULTS

Elkem's operating revenues totalled NOK 9,180 million in 2006, compared with NOK 9,128 million in 2005. The market prices for most of Elkem's products rose during the year, which had a positive impact on operating revenues from both the aluminium and silicon businesses. However, this was counteracted by the loss of operating revenues due to the restructuring of silicon metal operations. The Alloy production plant in the USA was sold in December 2005, while the Elkem Meraker and Elkem Fiskaa Silicon plants in Norway were closed in the first half of 2006.

Operating profit before amortisation amounted to NOK 1,438 million in 2006, an improvement of NOK 284 million from the year before. Both the energy and the Primary Aluminium businesses posted strong results in 2006. The energy business had significantly higher trading results, while power production in Norway declined somewhat. The market for the Primary Aluminium division improved considerably in 2006. The silicon-related units also achieved better results, primarily due to the restructuring of the silicon metal business.

Work on establishing industrial production of high-purity silicon metal for the solar cell industry was further intensified in 2006. In October 2006, the Board of Directors of Orkla ASA decided to build a production plant in Kristiansand (Norway) at a cost of NOK 2.7 billion. Work is also in progress on expansion of the Saudefaldene hydropower plants and the anode plant in Mosjøen (both in Norway).

PRIMARY ALUMINIUM

The Primary Aluminium division consists of aluminium production at the plants in Mosjøen and at Lista (Norway). Elkem Aluminium ANS is organised in the form of a partnership with the US aluminium producer, Alcoa.

In 2006 the Primary Aluminium business reported operating profit before amortisation of NOK 527 million, up from NOK 452 million in 2005. This improvement can mainly be ascribed to higher market prices.

The market for aluminium, like several other commodity markets, reached historically high levels in 2006. The average price for aluminium for three-months' delivery on the London Metal Exchange (LME) was USD 2,595, compared with USD 1,900 in 2005. Volumes delivered to customers totalled 322,000 tonnes (100 % basis), which was an increase of 5,000 tonnes from 2005. This increase was primarily due to improved conditions on the aluminium profiles market in 2006.

To increase the predictability of future cash flows, Elkem Aluminium hedges the prices of metal for future delivery. As of 31 December 2006, 427,775 tonnes (100 % basis) of metal were sold forward over the period from 2007 to 2010 at an average price of USD 1,803 per tonne.

At the start of 2005, work began on the expansion of an anode production facility in Mosjøen. The plant is due to be completed in the first half of 2007. The facility will meet the need for anodes at Elkem Aluminium Mosjøen and Alcoa's new aluminium plant in Iceland.

ENERGY

The energy business consists of hydropower production and power trading. Elkem's Norwegian hydropower plants are located in Salten, Bremanger and Sauda. As of 31 December 2006, Elkem also owned a 50 % interest in Industrikraft Midt-Norge, which has a licence to build a gas power plant in Skogn (Norway).

Elkem Energy reported operating profit before amortisation of NOK 711 million in 2006, which is NOK 140 million higher than in 2005. The company produced a total of 2,802 GWh, which is 522 GWh less than in 2005 due to lower inflow in western and northern Norway. However, profit from power trading was significantly higher than in 2005 due to successful trading on the Nordic and European power exchanges.

Power prices in Norway have been high, but volatile in 2006. Prices rose in the first quarter as a result of high oil, gas, coal and CO_2 prices, but a decline in the CO_2 market led to a sharp reduction in power prices in the second quarter. A dry summer and the closure of nuclear power plants in Sweden resulted in higher prices in the third quarter, while heavy precipitation towards the end of the year led to a significant fall in power prices in the fourth quarter.

Work began on expanding the Saudefaldene power plant in 2005. In August 2006, the run-of-the-river power plant and coal power plant in West Virginia (USA) were sold to the D.E. Shaw investment fund.

SILICON-RELATED

The silicon-related business area comprises solar, silicon metal and foundry products, microsilica, carbon and calcium carbide. The solar business consists of Elkem's own project for manufacturing silicon metal for the solar cell industry, in addition to a 39.99 % interest in the Renewable Energy Corporation ASA (REC). Elkem's stake in REC is consolidated as an associate. After being restructured, the production base for silicon metals now consists of three smelting plants in Norway. Elkem's *foundry products* are produced in Norway, Canada, China and Iceland. The microsilica business consists of the purchase and sale of materials filtered from tapping fumes from smelting plants. In 2006, production for the carbon business took place in Kristiansand (Norway), and at two plants in Brazil and one in China. Calcium carbide is manufactured at a plant in Oklahoma (USA).

The silicon-related units reported operating profit before amortisation of NOK 200 million in 2006, up from NOK 131 million in 2005.

On 27 October 2006, the Board of Directors of Orkla ASA approved an investment of NOK 2.7 billion in a new factory for the production of high-purity silicon for solar cells at the Elkem Fiskaa plant in Kristiansand (Norway). This solar investment is based on new, environmentally-friendly process technology, and will create approximately 150 new jobs. Ordinary deliveries are scheduled to start up in mid-2008. Costs totalling NOK 65 million were recognised in the income statement in 2006, while NOK 163 million were capitalised.

Market conditions for silicon metal and foundry products improved towards the end of 2006 due to reduced production capacity in Europe and higher production costs for Chinese manufacturers. On 27 October 2006, the Board of Directors of Orkla ASA also approved an investment in new facilities for the production of ferrosilicon magnesium (FSM) in Iceland. This will make it possible to transfer FSM production from the Elkem Bjølvefossen plant in Hardanger (Norway). FSM production equipment in Bjolvefossen was written down by NOK 115 million in the 2006 financial statements. Due to the closure of smelting furnaces in Europe, production volumes for carbon and microsilica products were somewhat lower in 2006, while calcium carbide volumes continued to improve as a result of the restructuring process carried out in 2004. At the end of the fourth quarter, Elkem acquired a 50 % interest in Ferroveld, a carbon producer in South Africa.

RISK FACTORS

Elkem's operations entail significant inherent HSE risk. In the light of the serious fatal accident at Elkem Thamshavn in April 2006, Elkem gives even higher priority to HSE work than before. Risk analyses are an important tool in this improvement process and in monitoring the company's HSE performance. In addition to production and market risk, the main risk factors are related to the implementation of strategic projects such as the solar project, the Saudefaldene expansion project, FSM production in Iceland and the anode plant in Mosjoen. Changes in operating parameters for power and hedging/trading activities are also areas of focus for risk management.

PRODUCTS AND APPLICATIONS

Primary Aluminium
Rolling ingots for the packaging and transport industries, extrusion billets for the construction and transport industries and foundry billets for foundries that cast rims and other components for the automotive industry.

Energy
A major power producer in Norway and one of the main players on the Nordic power market.

Silicon-related
Solar: Elkem Solar will manufacture high-purity silicon metal for the solar cell industry. REC is involved at every stage of the value chain for solar cell production.
Silicon: Production of metals used by the chemical industry to produce silicones, by the electronics industry as a basis for the manufacture of semiconductors, and by the aluminium industry as an alloying metal.
Foundry products: Production of special alloys for the foundry industry. The main customer groups are the automotive industry, *pipe manufacturers* and other mechanical engineering industries.
Microsilica: Used as an additive in concrete, structural and refractory materials, for drilling in the petroleum industry and for tunnel sealing.
Carbon: Production of electrically calcinated anthracite and Søderberg electrode paste for use in the metallurgical processing and other industries.
Calcium carbide: Used in the industrial gas, iron and steel industries.

OPERATING REVENUES BY BUSINESS AREA*

NOK million	2006	2005
Energy	1,677	1,473
Primary Aluminium	2,590	2,333
Silicon-related	5,621	6,469

* Including internal sales between segments.

NET SALES BY GEOGRAPHICAL AREA



Norway	18 %
Other Nordic countries	6 %
Germany	22 %
Other European countries	28 %
Asia	10 %
America	15 %
Rest of the world	1 %

Total net sales NOK 8,652 million

TOTAL INVESTMENTS*


1,500
1,000
500
NOK million
884
512
348
1,134
1,417
02 03 04 05 06

* Replacement expenditures and expansion investments in own capacity

SAPA HEAT TRANSFER

GLOBAL GROWTH

Sapa Heat Transfer is one of the world's leading producers of aluminium heat transfer strip for the automotive industry, and has a market share of 16 %. Heat transfer strip is used for all types of heat exchangers, including radiators, oil coolers, charge-air coolers and air conditioning systems. Sapa's strong market position can be ascribed to its ability to adapt its product and tailor solutions to customers' specific needs. Production takes place at Sapa Heat Transfer's plants in Sweden and China.

The plant in China, which is located in Shanghai, celebrated its 10th anniversary in September 2006. Throughout this first decade, Sapa has invested in the Chinese plant in order to build production capacity and know-how to meet growing demand. In the last two years alone, the company has invested a total of SEK 130 million in China to increase production. The Shanghai plant now has a capacity of 45,000 tonnes.

To further strengthen its market position, Sapa Heat Transfer maintains continuous focus on improving its products. The challenges facing the company include identifying new and better alloys, and increasing the strength and reducing the thickness of the heat transfer strip. It is essential for the company to be in the forefront in the use of new technology in its development work.

In 2006 Sapa Heat Transfer achieved good profitability and increased its productivity. The company pursued its strategy of strong growth in Asia and continued to strengthen its position as a leading global actor.











MAIN EVENTS IN 2006

- Favourable demand on all markets.
- High metal prices resulted in increased sales revenues but lower margins.
- Positive results from improvement programmes.
- Major investment projects in Slovakia, Sweden, Poland and China completed.
- Letter of Intent to merge Sapa's and Alcoa's aluminium profile businesses signed. The new company will be the largest extrusion company in the world.

FOCUS IN 2007

- Increase focus on productivity in the Profiles division.
- Further develop the product offering in the Building System division.
- Start-up of a factory to produce welded aluminium tubes in Shanghai (China).
- Intensify efforts in the field of health and safety.
- Continued strong focus on HR development, the continuous improvement programme and benchmarking.
- Implement collaboration with Alcoa on the Profiles business.



OPERATING REVENUES*


20,000
15,000
10,000
5,000
SEK million
11,090
11,803
13,990
14,541
18,759
02 03 04 05 06

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


1,000
750
500
250
SEK million
547
704
696
591
963
02 03 04 05 06

* 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Swedish GAAP. 2002-2004 are from Sapa's Income Statements

KEY FIGURES

SEK million	2006	2005	% change
Operating revenues	18,759	14,541	29
Operating profit*	963	591	63
Sales outside Norway	18,459	14,346	29
Operating margin*	5.1 %	4.1 %	1.0 %-p
Return on capital employed	11.2 %	6.4 %	4.8 %-p
Number of man-years	8,434	7,925	6

* Before amortisation and other revenues and expenses.

SAPA

Sapa develops, manufactures and markets value-added profiles, profile-based building systems and heat transfer strip in aluminium. Its business concept is based on close cooperation with customers, who are largely located in Europe, North America and Asia. Its main customer segments are the construction, transport, automotive and engineering industries and the home and office sectors. The company has production plants in 13 countries in Europe, the USA and China.

The Profiles division is one of the world's leading producers of extruded aluminium profiles and has extensive operations in the field of value-added profiles. The Profiles division has production facilities in 13 countries in Europe, the USA and China. The Building System division is one of Europe's three largest suppliers of building systems based on aluminium profiles and operates in 18 European countries. The Heat Transfer division is the only company in the world to focus exclusively on producing aluminium strip for heat exchangers, primarily for use in the automotive industry. Production takes place at factories in Sweden and China.

RESULTS

Operating revenues increased by 29 % to SEK 18,759 million. Delivered volume in 2006 totalled 439,785 tonnes, up 15 %. Operating profit before amortisation was SEK 963 million, up SEK 372 million. The operating margin was 5.1 %, compared with 4.1 % in 2005.

In Orkla's consolidated financial statements, Sapa's operating revenues totalled NOK 16,318 million in 2006, while operating profit before amortisation was NOK 839 million.

PROFILES

The Profiles division has extensive operations in aluminium profile processing, including surface treatment, hydro-forming, friction-stir welding and CNC (high speed) processing. Aluminium profiles are used in design solutions in almost all industries. The Profiles division consists of three business segments, which are Sapa Automotive, Sapa Mass Transportation and Sapa TeleCom. These segments coordinate the company's resources to meet customer requirements in the automotive, rail, marine and telecom industries in the best possible manner.

The European market for aluminium profiles was strong, growing by 5–10 % in 2006. High aluminium prices resulted in continued pressure on margins. In 2006, as in 2005, Sapa continued to experience higher costs due to increased gas and electricity prices and higher premium on aluminium billets. However, this was offset by improvement programmes in several companies.

The strong demand from the US residential building industry at the beginning of 2006 slowed down in the second half of the year. The decline was partially offset by a strong market for commercial buildings. All in all, growth for aluminium profiles on the North American market was 3 %.

The restructuring programmes in the UK and Portugal, which were initiated in 2005 and completed in 2006, were successful and had a positive impact on profit. The market for Sapa in France was good and both Profiles in Puget and in Albi had a positive development. The performance of the Belgian business began to improve following an extensive restructuring programme.

The acquisition of the Slovakian company Sapa Profily, which was completed in January 2006, supports Sapa's focus on Eastern Europe. The successful integration of Sapa Profily has strengthened the position of Profiles in Central and Eastern Europe. The third press and the second anodising line in Poland started up in May 2006, which means that capacity was doubled. Due to the strength of the market, Sapa has fully benefited from the increased capacity right from the start. Furthermore, the volume of value-added activities targeting the transport and telecommunication industries in Poland has increased by 50 %. With the start-up of the new vertical anodising plant in Sweden, Sapa has strengthened its investment in value-added products. The SEK 200 million investment, the largest in Sapa's history to date, puts the company at the forefront of anodising technology in Europe.

In November 2006, Orkla and Alcoa signed a Letter of Intent with a view to merging their aluminium profile businesses. The new company will be a global leader on the aluminium profile market.

BUILDING SYSTEM

The Building System division is one of the largest suppliers of aluminium building systems in Europe. The various companies in the division are linked together by the exchange of research and development, design, technology and best practices. The Building System division operates under the brand name Sapa on many European markets and its aim is to be Europe's preferred supplier of environmentally sound and energy efficient aluminium building system solutions. The Building System division is recognised for its service, reliability, technology and innovation.

In 2006 the market situation was good on most of the European markets where Building System has a significant presence (the Nordic region, Benelux, France, the UK and Portugal). The division performed well and achieved solid organic growth, which was reinforced by higher metal prices.

In the course of 2006, Building System introduced a new organisational structure to facilitate closer cooperation between customers and the operating units. The goal for 2007 is to improve the competitiveness of the product offer and reduce the number of product varieties. Development activities will be focused on manufacturing new products with unique features that are adapted to specific areas of use, such as energy, security and fire safety related applications. The logistics system will be improved in order to increase the level of service for customers and improve cost-effectiveness.

HEAT TRANSFER

The Heat Transfer division produces heat transfer strip that is used in various types of heat exchangers in the automotive industry, including radiators (coolers), oil coolers and charge air coolers. In the past couple of years, heat transfer strip for use in air conditioning units has accounted for a growing proportion of the business.

In 2006 the Heat Transfer division achieved good profit growth and higher productivity. The strong growth in Asia continued, while the trend in Europe and North America was positive. Heat Transfer further strengthened its position as one of the world's leading suppliers of aluminium strip for heat exchangers for the automotive industry.

In the past two years, SEK 130 million has been invested in increasing production capacity at the Shanghai factory. The new capacity came on line in September 2006. At the same time, Sapa in Shanghai held a two-day technical seminar in Shanghai for 200 Asian customers. The seminar was arranged for the first time in 1999 and has developed into an important forum, both for marketing technical solutions and for the participants to be updated in the field of design and production of heat exchangers.

Towards the end of 2006, Sapa decided to build a new factory in China to produce welded aluminium tubes for heat exchangers for the automotive industry. The factory will be located in Shanghai, where the existing Heat Transfer and Profiles operations are located. Production is planned to commence in mid-2007.

RISK FACTORS

Sapa's end-user market is generally cyclical, but this risk is offset by a good spread in the markets and customer segments where Sapa's companies operate. Major global customers are moving their operations to low-cost countries, which entails a risk and a need to develop new capacity in the areas where customer growth is taking place. However, this also offers business opportunities for a global company like Sapa. Variations in the price of raw aluminium can normally be passed on to the customer, but in periods with strong fluctuations it may take time to pass on price increases to end users. A high level of HSE risk is inherent in some parts of the business. Several improvement programmes have been initiated to reduce production risk and realise synergy gains.

PRODUCTS AND APPLICATIONS

Profiles
Aluminium profiles are used in many different industries, such as the telecommunication, automotive and transport industries. Profiles are adaptable in terms of their form and functionality and are used in a large number of products. For example, aluminium profiles are used in cars, wardrobes and base stations for telecommunications. In 2006 the Profiles division received its largest ever order from an international Swedish furniture company.

Heat Transfer
Rolled aluminium products are used by the automotive industry in various types of heat exchangers. For example, the product is tailored for use in radiators (coolers), evaporators, condensers, charge air coolers and oil coolers. All the main heat exchanger manufacturers, such as Denso, Calsonic and Valeo, are customers of Sapa.

Building System
The Building System division supplies aluminium solutions to the European construction industry. Its products vary from fairly simple profile systems used in windows and doors to advanced façade systems, glass roofs and sun protection systems. In 2006 Building System successfully developed systems for use in large arenas and for advanced solar shading systems.

OPERATING REVENUES BY BUSINESS AREA*

SEK million	2006	2005**
Profiles	12,009	9,035
Building System	3,557	2,940
Heat Transfer	3,918	3,069

* Including internal sales between segments.
** Restated Alutubes moved from Profiles to Heat Transfer.

NET SALES BY GEOGRAPHICAL AREA



Nordic countries	17 %
Other European countries	66 %
Asia	5 %
America	11 %
Rest of the world	1 %

Total net sales SEK 18,738 million.

TOTAL INVESTMENTS*


600
400
200
SEK million
333
352
512
576
507
02
03
04
05
06

* Replacement expenditures and expansion investments in own capacity

DENOMEGA

TASTELESS AND ODOUR-FREE OMEGA-3 OIL

In the past several years Borregaard has developed an omega-3 oil that has no taste or odour. The product, Denomega, is now being launched on the growing global market for "functional food", in other words food products with properties that are beneficial to health. Denomega, which is sold in a number of countries, is an ingredient used in more than 50 products such as juice, milk, yoghurt, cheese, bakery products, sausages and meat products.

Denomega's healthful properties have been developed through a combination of good raw materials and the production process itself. Borregaard has secured long-term supplies of raw materials and is now engaged in expanding production capacity and further developing the product and the market.





MAIN EVENTS IN 2006

- Good profit performance for the lignin and energy businesses.
- High raw material prices and oil-related costs.
- Production problems for speciality cellulose in Switzerland.
- Positive impact from improvement programmes.

FOCUS IN 2007

- Improve profitability for speciality cellulose.
- Innovation programmes to secure market positions and increase value creation.
- Continue improvement programmes to compensate for a challenging foreign exchange situation and high timber and energy prices.



OPERATING REVENUES*



8,000
6,000
4,000
2,000
NOK million
5,726
6,048
6,217
4,358
4,658
02
03
04
05
06

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*



600
400
200
NOK million
537
344
356
299
366
02
03
04
05
06

* 2004–2006 in accordance with IFRS, while 2002–2003 are in accordance with Norwegian GAAP.

KEY FIGURES

NOK million	2006	2005	% change
Operating revenues	4,658	4,358	7
Operating profit*	366	299	22
Sales outside Norway	4,038	3,800	6
Operating margin*	7.9 %	6.9 %	1.0 %-p
Return on capital employed	9.8 %	8.2 %	1.6 %-p
Number of man-years	1,757	1,794	-2

* Before amortisation and other revenues and expenses.

BORREGAARD

Borregaard is the world's leading company in the field of wood-based speciality chemicals, in addition to holding strong positions in the ingredients, fine chemicals and energy industries. Over more than a century of operations, the company has developed unique expertise and offers a range of increasingly specialised value-added products. Borregaard is an international company and has production plants and sales offices in the main industrial markets.

Borregaard's unique competence and long-term focus on wood-based chemicals have positioned the company as the world's biggest supplier of lignin-based binding and dispersing agents and a global leader in selected segments of the speciality cellulose market. The manufacture of vanillin, yeast products and bio ethanol ensures high utilisation of raw materials and provides a platform for a broader product portfolio, which includes food ingredients. Borregaard also holds attractive positions on the electric power market and as a supplier of fine chemicals for the pharmaceutical industry. The company has production plants and sales offices in most of the important industrial markets in Europe, Asia, America and Africa.

During 2006 Borregaard has carried out acquisitions and entered into long-term agreements to strengthen the company's positions in strategically important areas. Borregard works systematically to ensure continuous improvement by implementing a broad range of measures aimed at reducing costs and increasing revenues. Borregaard's business in Sarpsborg (Norway) is implementing a programme to invest NOK 280 million in order to satisfy requirements for a new environmental licence. These investments will be completed in 2007 and will result in a significant reduction in energy consumption.

In March 2006 a discharge of fuel oil occurred at the plant in Sarpsborg and Borregaard was reported to the authorities for the incident. In March 2006, the Norwegian Competition Authority secured evidence from Borregaard in connection with a matter concerning a minor product segment on the Norwegian market, but has not yet reached a conclusion.

RESULTS

Borregaard's operating revenues for 2006 totalled NOK 4,658 million, which is equivalent to underlying[1] growth of 10 %. Operating profit before amortisation amounted to NOK 366 million, up from NOK 299 million in 2005. This rise in profit is primarily due to significantly better results in the energy and lignin businesses. The Ingredients & Pharma businesses also posted improved results, while the profitability of the speciality cellulose operations was considerably weakened. For Borregaard as a whole, the year was characterised by better market conditions for cellulose, lignin and aroma products, very good profitability for the energy business and positive effects from the improvement programmes. These factors were counteracted by production problems in Switzerland, higher raw material and energy costs and the reduced effect of currency hedges.

On average, exchange rates for the currencies that are most important for Borregaard (USD and EUR) were on a par with 2005, but the effect of earlier currency hedge contracts entered into at favourable exchange rates was significantly reduced. Furthermore, high oil-related costs (energy, freight and certain raw materials) and soaring timber prices put pressure on margins, particularly for speciality cellulose.

SPECIALITY CHEMICALS

Borregaard's speciality chemicals business is based on utilising the various components in timber as raw materials for highly processed products. The speciality chemicals business consists of Borregaard LignoTech and Borregaard ChemCell.

With production plants in 11 countries, Borregaard LignoTech is the world's leading supplier of lignin-based binding and dispersing agents. The business area achieved higher profit than in 2005, primarily due to increased sales volumes, higher prices and a better product mix, which offset higher raw material prices and oil-related costs (freight and energy). In 2006 the lignin operations in Vargön, Sweden were wound up after the plant lost its local source of raw materials. However, total capacity was increased through the acquisition of the Brazilian manufacturer, Melbar, and the distribution agreement with Vyborg in Russia. Strong demand, particularly for products for the construction industry, led to a scarcity of lignin raw material and a consequent need to prioritise various products and markets.

Borregaard ChemCell is the leading European supplier of speciality cellulose for chemical applications and a global leader in selected niche markets. The business area has production facilities in Norway and Switzerland. Despite positive contributions from improvement programmes, profit declined significantly in 2006. This can primarily be ascribed to the situation at the Swiss plant, which had technical problems during parts of the year resulting in lower cellulose production and high costs, as well as to sharply rising timber prices. Production in Norway was good. The cellulose market was better in 2006, with higher prices and increased demand in important segments. The business area continued to pursue its policy of specialisation and signed major new contracts for key products. The ethanol business reported higher profit due to high production volumes and good prices.

INGREDIENTS & PHARMA

Borregaard's Ingredients & Pharma business supplies advanced products that meet high quality and hygiene standards.

Since 1 January 2006 Borregaard has grouped its activities

[1] Excluding acquisitions and disposals and currency translation effects.

in the food ingredients and selected animal feed segments in a new business area, Borregard Ingredients. This area has its own production plants in Norway and Switzerland and comprises aroma products (vanillin and ethyl vanillin), omega-3 oils and yeast/yeast extracts. Overall profit from the ingredients business was higher than in 2005, particularly in the aroma chemicals segment where sales were higher and prices better. Profitability in the yeast business improved, but remained weak. There is considerable market interest in omega-3 products, but profit in 2006 reflected the high costs incurred during the expansion stage. To ensure growth in its production of omega-3 oils, the company signed a long-term contract for supplies of raw materials, and plans to build a new production plant in Ålesund (Norway).

Borregaard Synthesis is a leading supplier of fine chemicals for X-ray contrast media and other selected niche markets in the pharmaceutical industry. Operating profit was somewhat higher than the year before, primarily because a combination of restructuring effects and favourable market conditions resulted in higher profitability for the diphenol business in Italy. In 2006 the fine chemicals plant in China was sold. The fine chemicals business in Norway reported slightly lower profit due to the higher costs of input factors and lower delivery volumes.

ENERGY

Borregaard Energy's activities consist of the production and supply of power and trading on the Nordic power market. Production facilities are located in Sarpsborg, Moss and Kvinesdal (Norway). Power supplies are also secured through long-term agreements. In 2006 Borregaard Energy's own plants produced 502 GWh, compared with 501 GWh in 2005 (normal yearly production 475 GWh), and had total power supplies of 1,444 GWh, compared with 1,457 GWh the year before. At the start of 2006, the business increased its supply of power by 5 GWh by acquiring the minority shareholding in the Mossefossen power plant. The good operating profit achieved in 2006 is ascribable to high sales volumes in the market at good prices and a very positive contribution to profit from financial power trading. For the year as a whole, Borregaard Energy's own run-of-the-river power plants produced high volumes as a result of heavy precipitation and substantial inflow towards the end of the year. The business area also had a significant contract-based supply of power in 2006. Contract-based volumes will be substantially lower in 2007.

RISK FACTORS

Borregaard is exposed to risk relating to exchange rate fluctuations (particularly USD), and the prices of energy (thermal energy and electric power) and strategic raw materials. Moreover, the types of process industry plants operated by the company naturally entail production risk.

Work on risk assessment was intensified in 2006, particularly with a view to obtaining an overall picture of the risk exposure of the company's factories in Norway and Switzerland. Work is also in progress on strengthening awareness of commercial risk.

PRODUCTS AND APPLICATIONS

Speciality chemicals
Lignin: Additives, such as flow regulating agents, for use in concrete, textile dyestuffs, ceramics, crop protection chemicals, batteries and oil drilling. Binding agents for animal feed, briquetting and gravel roads.
Speciality cellulose: Speciality cellulose for products used in the construction and petroleum industries and in the manufacture of food products, tablets, cosmetics, filters and personal hygiene products, paint, varnish and printing ink. Other cellulose grades are used in textiles, plastics and paper.
Bio ethanol (produced by the fermentation of wood sugars): Among other used for technical applications in the pharmaceutical industry, paint, varnish and car care products.

Ingredients & Pharma
Ingredients: Vanillin products, omega-3 oils and yeast products for use in food products and selected animal feed products.
Pharmaceutical products: Intermediates for X-ray contrast media (diagnostic applications) and medicines.
Diphenols: Intermediates for aroma chemicals, agrochemicals, photo chemicals and pharmaceutical products and applications.

Energy
Electric power: Power production and financial trading in power.

OPERATING REVENUES BY BUSINESS AREA*

NOK million	2006	2005
ChemCell	1,629	1,511
LignoTech	1,604	1,425
Ingredients & Pharma	999	1,047
Energy	428	343

* Including internal sales between segments.

NET SALES BY GEOGRAPHICAL AREA



Norway	11 %
Other Nordic countries	3 %
Other European countries	44 %
Asia	23 %
America	17 %
Rest of the world	2 %

Total net sales NOK 4,533 million.

TOTAL INVESTMENTS*


600
400
200
NOK million
518
443
302
333
336
02
03
04
05
06

* Replacement expenditures and expansion investments in own capacity.

ORKLA FINANS

SUCCESS WITH "ALTERNATIVE INVESTMENTS"

Orkla Finans is a competence-driven securities firm that offers investment services for institutional and private investors. The company's operating model is based on the goal of achieving a higher return than can be obtained in a bank, but at lower risk than investing in shares. The core competency at Orkla Finans is therefore "alternative investments".

"Alternative investments" are defined as investments in real estate, structured products, hedge funds, private equity and securities other than interest-rate instruments and shares. Orkla Finans has ambitions of creating Norway's strongest team of experts in this field. In 2006, Euromoney Magazine ranked Orkla Finans in first place for structured products, third place for hedge funds and fourth place for real estate, thereby confirming Orkla Finans's position as the best Norwegian actor in this field.

In 2006 Orkla Finans published a book entitled *Alternative investeringer* (Alternative Investments) through the Gyldendal Forlag publishing house. The book is written by product specialists and specialists in the field of portfolio optimisation. Thore Johnsen, Professor of Finance at the Norwegian School of Economics and Business Administration (NHH), has written the foreword and acted as professional consultant. All of Orkla Finans' customers are given a copy of this book.

Orkla Finans's value base is grounded in the key values of competence, integrity, a long-term perspective and market orientation. Established in 1984, the company now has offices in Oslo, Bergen, Trondheim, Stavanger, Sandvika, Kristiansand and Tønsberg. At the end of 2006 Orkla Finans had 130 employees and the company is growing rapidly.






MAIN EVENTS IN 2006

- Realised gains on the Share Portfolio amount to NOK 3,271 million.
- High level of value creation with a 27.4 % return on the Share Portfolio, which had a market value of NOK 18.2 billion at year-end.
- Strong growth in operating revenues and profit for Orkla Finans.
- Orkla Eiendom's real estate development projects are proceeding as planned and higher gains than anticipated were realised.

FOCUS IN 2007

- Intensify the focus on the contribution of the Share Portfolio to the Group's further industrial development.
- Continue the profitable growth of Orkla Finans.
- Realise further value from and increase the number of projects in Orkla Eiendom's portfolio.



OPERATING REVENUES*



1,200
900
600
300
NOK million
311
350
431
1,004
763
02 03 04 05 06

PROFIT BEFORE TAXES*



5,000
4,000
3,000
2,000
1,000
NOK million
340
1,280
1,919
3,484
4,375
02 03 04 05 06

* 2004-2006 in accordance with IFRS, while 2002-2003 are in accordance with Norwegian GAAP.

KEY FIGURES

NOK million	2006	2005	Endring i %
Operating revenues	763	1,004	-24
Operating profit*	185	306	-40
Profit before taxes	4,375	3,484	26
Percentage foreign investments	51 %	53 %	-2 %-p
Unrealised gains	5,647	5,102	11

* Before amortisation and other revenues and expenses.

FINANCIAL INVESTEMENTS

The Financial Investments division comprises three main areas of activity: the Share Portfolio, Orkla Finans and Orkla Eiendom. The portfolio manages one of Norway's largest share portfolios, which mainly consists of investments in the Nordic region and Eastern Europe. Orkla Finans offers investment services to institutional and private investors, while Orkla Eiendom invests in and develops real estate. The division also includes Borregaard Skoger, which develops and manages Orkla's forest properties.

THE SHARE PORTFOLIO

Results

The return on the Share Portfolio was 27.4 %, and pre-tax profit amounted to NOK 4,026 million, compared with NOK 3,131 million in 2005. Of this, realised portfolio gains amounted to NOK 3,271 million while dividends received totalled NOK 759 million. Unrealised gains increased by NOK 545 million to NOK 5,647 million. The actual profit on the portfolio, measured as the change in net asset value, was NOK 4,326 million.

Net sales of shares totalled NOK 1,710 million. The sales, coupled with dividends received, generated total cash flow from the Share Portfolio of NOK 2,469 million.

At year-end, 49 % of the Share Portfolio was invested in Norwegian securities, compared with 47 % in 2005.

Market situation

2006 was another year of strong growth in the global economy and generally good growth in company earnings. Key interest rates rose significantly in most of the main OECD economies, but long bond interest rates rose only moderately. Expectations of further interest rate hikes diminished towards the end of the year. On the whole, global stock markets performed very well, and the FTSE World Local Currency Index was up 17 % in 2006. The European stock market (MSCI Europe, dividend-adjusted) was up 19.6 % and the U.S. stock market (S&P 500 dividend-adjusted index) rose 15.8 %, while MSCI Emerging Markets rose 29 %. In the Nordic region, stock exchanges were driven by good export markets, high raw material prices, strong earnings growth and increasing merger and acquisition activity. After major fluctuations, at year-end oil prices were at about the same level as at the start of 2006. Adjusted for dividends, the MSCI Nordic index rose 23.9 % in the course of the year, while SBX (Stockholm) and OSEBX (Oslo) reflected a rise in share prices of 25.4 % and 32.4 % respectively.

Investment strategy

The main strategy is to identify and invest in individual companies that create value. The portfolio must take clear positions and will therefore be skewed in comparison with a market portfolio. The Share Portfolio will also focus on helping to ensure optimal use of the competence available in the Orkla Group's other business areas.

Efforts are made to pursue an active investment strategy, with emphasis on large shareholdings in listed companies combined with increased focus on investments in unlisted companies. Establishing industrial options for the Group is an important consideration underlying this strategy.

ORKLA FINANS

In 2006, Orkla Finans achieved strong growth in the number of customers, operating revenues and profit. Orkla Finans has about 150 employees, who work at offices in Oslo, Bergen, Stavanger, Trondheim, Kristiansand, Tønsberg and Sandvika. There was strong demand for the company's investment products, especially in the field of alternative investments. Orkla Finans strengthened its position in the field of the asset classes of real estate, hedge funds and structured products. In 2006, Orkla Finans launched its first private equity products. All in all, it offered investment products totalling around NOK 6 billion.

Orkla Finans has ambitions of building Norway's strongest centre of expertise on alternative investments. In 2006 Euromoney ranked the company in first place in the field of structured products, third place for hedge funds and fourth place for real estate. This made Orkla Finans the best Norwegian player in the alternative investment industry.

In 2007 the company will continue to focus on alternative investments, and plans to strengthen its specialised product staffs and continue to increase its activities targeting private and institutional investors.

Operating revenues totalled NOK 492 million, a rise of 49 % from 2005.

ORKLA EIENDOM

Orkla's real estate company, Orkla Eiendom, focuses primarily on property development and to a limited extent manages developed property. Its main development projects are Ringnes Park and Idun, which have a total development potential of approximately 75,000 m², measured in terms of Orkla's stake. In 2006 Orkla Eiendom increased its ownership share in the real estate company Utstillingsplassen Eiendom AS from 3.5 % to 40 %. The latter company mainly develops and manages commercial properties in the Mjøs region in south-eastern Norway. Towards the end of 2006, Orkla Eiendom and the other shareholders in Fornebu Boligspar entered into an agreement of intent to sell their shares in the project.

BORREGAARD SKOGER

Borregaard Skoger develops and manages Orkla's forest properties. The total area of woodland is 1,080,000 decares, of which 780,000 decares is productive forest. The main activities of the company are related to the management of forests, real estate and uncultivated land. The volume of timber harvested in 2006 was around 100,000 m³, which is on a par with the previous year. Operating revenues amounted to NOK 160 million, compared with NOK 189 million in 2005.

RISK FACTORS

Investments in securities and real estate entail market risk and the probability of varying results from one year to the next. The greatest risk in this business area is a decline in the value of the Share Portfolio, either due to a general downturn on the stock market or substantial declines in the value of individual companies to which the Share Portfolio is significantly exposed. However, independent quality assurance and close management monitoring of internal routines reduces the probability of human error.

GROWTH OF NOK 1 (31.12.1982-31.12.2006)



60
40
20
NOK
82
84
86
88
90
92
94
96
98
00
02
04
06
Share Portfolio
Oslo Stock Exchange
Money market

MAIN SHAREHOLDINGS 31.12.2006

Security	Share of portfolio	Ownership	Fair value (NOK million)
Steen & Strøm	6 %	11.3 %	1,059
Tomra Systems	5 %	11.5 %	860
DnB NOR	4 %	0.7 %	797
Hennes & Mauritz B	4 %	0.3 %	739
Rieber & Søn A	4 %	15.5 %	686
Fast Search & Transfer	4 %	12.2 %	676
Norsk Hydro	4 %	0.3 %	675
Vimpelcom ADR	4 %	0.6 %	641
Schibsted	2 %	2.8 %	433
Amer Group	2 %	4.2 %	415
Total	38 %		6,981

LARGEST TRANSACTIONS 2006

Net sales	Net purchases
Storebrand	Fast Search & Transfer
Capio	Tomra Systems
KCI Konecranes	Tandberg Television
Gambro	Pride International Inc
Opticom	Helix Energy Solutions
Nordea Bank	Amer Group

PORTFOLIO STRUCTURE 31.12.2006

	2006	2005
Norwegian listed shares	45 %	43 %
Foreign listed shares	40 %	43 %
Norwegian unlisted shares	4 %	4 %
Foreign unlisted shares	11 %	10 %

Fair value NOK 18,198 million.

PROFIT BEFORE TAXES

NOK million	2006	2005
Share Portfolio	4,026	3,131
Orkla Finans	178	97
Orkla Eiendom	145	219
Borregaard Skoger	26	37



JOTUN

Orkla has a 42.5 % interest in Jotun AS. Through organic growth, Jotun has established a position as a global manufacturer of paints and powder coatings.

Jotun was founded in 1926 and is currently the global leader in many of its business areas. The Group has a presence on every continent, with 67 companies and 40 production plants. Jotun also has agents, sales offices and distributors in more than 70 countries. On a global basis, the Group has approximately 5,300 employees.

Orkla owns 42.5 % of the share capital and controls 38.2 % of the voting rights in Jotun AS. Orkla has a pre-emptive right to purchase the majority of the remaining shares in Jotun should the Gleditsch family wish to sell shares outside the family. Orkla's interest in Jotun is of a long-term, industrial nature.

BUSINESS AREAS

The Jotun Group comprises four business units: Jotun Decorative, Jotun Paints, Jotun Coatings and Jotun Powder Coatings. Each of these areas has its own specific products and segments.

Jotun Decorative consists of the Group's decorative businesses in the field of paints, stains and varnishes for the craft trades and do-it-yourself markets in Scandinavia.

Jotun Paints supplies decorative paints to all markets outside Scandinavia. This business unit is also responsible for marine and industrial coatings for markets in the Middle East and South-East Asia.

Jotun Coatings has the global responsibility for marine and industrial coatings. The responsibility also includes decorative paints for local European markets and selected Asian markets.

Jotun Powder Coatings comprises decorative and functional powder coatings for industrial corrosion protection and the aesthetic surface treatment of metal.

RESULTS

In 2006 Jotun reported operating revenues of NOK 7,733 million[1], which is equivalent to 15 % growth compared with 2005. EBIT was NOK 645 million[1] in 2006, compared with NOK 535 million[1] in 2005.

[1] On a 100 % basis.

OPERATING REVENUES*


8,000
6,000
4,000
2,000
NOK million
5,580
5,476
6,075
6,710
7,733
02 03 04 05 06

OPERATING PROFIT (EBIT)*


750
500
250
NOK million
462
431
493
535
645
02 03 04 05 06

* On a 100 % basis. Figures are from Jotun's Income Statements.

RENEWABLE ENERGY CORPORATION (REC)

Orkla has a 39.99 %[1] interest in REC ASA. REC is one of the world's leading companies in the field of solar energy and operates at all levels of the value chain.



REC was established in 1996 and is now an important actor in the solar energy industry. The company operates at all levels of the value chain, from the production of raw material to finished solar cell modules. REC is a global supplier, but most of its customers are in Europe, the USA and Asia. The company has more than 1,400 employees.

BUSINESS AREAS

REC's business activities are organised into three divisions: REC Silicon, REC Wafer and REC Solar.

REC Silicon produces silicon of varying degrees of purity for the solar cell and electronics industries and has two production plants in the USA.

REC Wafer casts ingots and cuts wafers for use in solar cells. This business area has three production plants in Norway and is the biggest manufacturer of wafers for the solar cell industry in the world.

REC Solar covers downstream activities relating to the production and marketing of solar cells and modules. Solar cells are produced at the REC Solar plant in Norway, while solar cell modules are produced in Sweden.

RESULTS

REC reported operating revenues of NOK 4,334 million[2] in 2006. The market for solar cells is growing strongly and revenues were 77 % higher than in 2005. EBITDA was NOK 1,965 million[2], compared with NOK 830 million[2] in 2005.

[1] Ownership interest after additional share purcheses on 5 February 2007. On 31 December 2006 Orkla had 27.5 % interest in REC ASA.

[2] On a 100 % basis.

OPERATING REVENUES*


5,000
4,000
3,000
2,000
1,000
NOK million
7
297
1,270
2,454
4,334
02 03 04 05 06

OPERATING PROFIT BEFORE DEPRECIATION, IMPAIRMENT CHARGES AND AMORTISATION (EBITDA)*


2,400
1,800
1,200
600
0
NOK million
-101
-80
141
830
1,965
02 03 04 05 06

* On a 100 % basis. Figures are from REC's Income Statements.

ORKLA AND SOLAR ENERGY

In the course of 2006 the value of Orkla's solar energy businesses has risen significantly. Orkla has two important interests in this industry: Orkla's stake in the Renewable Energy Corporation (REC) and Elkem Solar. At the end of 2006 these companies were identified as having significant potential for value creation.

This article will first give the reasons for Orkla's position in the solar energy industry[1]. It will then provide background information explaining why solar energy is an interesting energy source. Finally, Orkla's positions are considered together with a brief description of the various parts of the solar energy value chain. The purpose of this is to explain the attractiveness of the solar energy industry, the risk factors, and how investment in this industry accords with Orkla's strategy.

THE REASON FOR ORKLA'S POSITIONS IN THE SOLAR ENERGY INDUSTRY

Elkem's positions in solar energy were incorporated into the Orkla Group with the takeover of Elkem in 2005 and were one important reason for the acquisition. Orkla's interest in solar energy is therefore linked to its long-term ownership interest in Elkem and the development that has taken place at Elkem.

Elkem has a long history as one of the world's leading producers of silicon. Silicon is a metal and one of the most common elements on earth. Silicon is produced from quartz and coal by means of metallurgical processes. In the past, the most important customer groups for this metal have been the aluminium industry, which uses it in alloys, the chemical industry, which uses it in the manufacture of silicons and other products, and the semi-conductor industry. While the semi-conductor industry is the smallest customer group, it has the strictest purity requirements. The latter has comprised Elkem's priority customer group and consequently silicon from Elkem's Norwegian smelting plants is found in processors and other components in about half the world's computers.

The semi-conductor industry purifies the silicon it buys from Elkem. Until recently, the solar energy industry has made its living from cuttings and waste materials from semi-conductor production. At an early stage, Elkem identified the solar energy industry as an important future customer group and realised that there were opportunities for growth in this industry.

The process of building competence and expertise, which in 2006 resulted in the decision to build a new factory at a cost of NOK 2.7 billion, started in the 1980s. This expertise has also been developed as a result of Elkem in the past has had ownership interests in other solar energy companies. In the 1980s, for example, Elkem owned the Crystalox company. Crystalox, which is now a part of PV Crystalox, is today a major player in the solar energy industry. The acquisition of shares in REC was therefore a logical step in Elkem's investment in this area. Since most of the solar energy industry is currently based on using silicon as a raw material, Elkem's expertise in this area enables it to be a leading actor in the further development of this industry.

The process of building competence and expertise in Elkem, which in 2006 resulted in the decision to build a new factory at a cost of NOK 2.7 billion, started in the 1980s.

Orkla's strategic documents often point to the Group's broad frontier of opportunity combined with its commercial and opportunistic attitude to exploiting it. Orkla's positions in the solar energy industry are a good example of what is meant by this. Elkem has persevered for many years to lay the foundations for the development that has taken place in the past year. When it gradually became clear in the latter half of 2005 that solar energy was developing into an attractive market, Orkla allocated a substantial amount of capital for further investments in this industry.

SOLAR ENERGY AS AN ENERGY SOURCE

Every year, the International Energy Agency (IEA) publishes a comprehensive report on the development of the global energy situation. When the last report was published in November 2006[2], the IEA stated that current energy policy will lead to a future energy situation that is "dirty, uncertain and expensive" unless changes are made. Unless policies are changed, there will be a strong rise in greenhouse gas emissions, and the IEA estimates a rise in annual emissions of more than 50 % compared with the current level by 2030. Furthermore this development will result in an increasing proportion of global energy supplies coming from a few countries that have large fossil fuel reserves. Several countries regard this as a challenge, both to their security policy and to stable, predictably priced energy supplies. It is therefore essential to develop alternative energy sources and introduce measures to reduce growth in energy consumption.

The need for changes in energy policy is increasingly being translated into political action. Several countries

[1] In this article, solar energy means photovoltaic solar energy, i.e. the direct conversion of sunlight into electric power. Thermal solar energy, where solar energy is used as a source for heating water or buildings, or to produce electricity through installations such as steam turbines, is not dealt with here.
[2] International Energy Agency – IEA: «World Energy Outlook 2005», © 2006 IEA/OECD.



have already announced that they aim to make significant changes in their energy mix. Both the USA and Japan have expressed their ambition to be independent of oil imports. Several of these goals are also being followed up with incentives, subsidies and other requirements for change. Due to the scope of the changes that are required, no single measure will be sufficient. The IEA points out that energy saving is by far the most important and cost-effective measure. Biofuel is also expected to play an important role in the transport industry.

The advantage of solar energyin comparison with other commercially available energy sources is that it allows for relatively small-scale electricity production close to the end user. This means that there are substantial savings to be made in transmission costs and grid rent, and that solar energy can potentially reduce the need to increase the transmission capacity of the electricity grid. Furthermore, the installations are more or less maintenance-free and have a life of more than 20 years. In areas with plenty of sunshine, production often takes place at the time of day when consumption is highest, due to the use of air conditioning for cooling. Solar energy can therefore build a strong niche position as a potential supplier of decentralised electricity production.

Even with the above advantages, solar energy can currently only compete with the electricity that is supplied to consumers in a few geographical areas and for clearly defined end-user groups. Solar energy is therefore, and will for some time continue to be, dependent on subsidies if it is to be a financially viable investment for electricity customers. Orkla nevertheless believes that, within a reasonable period of time, solar energy can be competitive without subsidies in fairly large geographical areas. The reason for this is that the industry has succeeded in significantly reducing the cost of solar energy so far, and believes it will be possible to halve the unit cost of electricity supplied to the consumer from the 2005 level by 2010. This cost reduction will mainly be the result of industrial know-how and large-scale production. The industry is transforming itself from a "craft industry" producing small volumes, into a large-scale industry. If the costs are halved as planned, they will begin to approach the necessary level to be competitive in large geographical areas with dense populations.

The rapid cost reduction is a prerequisite for long-term positive growth in the solar energy industry. However, political support is necessary during a transitional period, until the industry has reached a sufficient size and level of efficiency to drive demand itself. At present, this support

THE VALUE CHAIN FOR SOLAR ENERGY AND ORKLA'S POSITIONS*


SILICON METAL
FEEDSTOCK
INGOT & WAFER
CELL
MODULE
SYSTEM/INSTALLATION

* Orkla has a 39.99 % interest in REC ASA.

appears to be solid, and a growing number of countries are now subsidising the solar energy industry. In return, the authorities expect the industry to continue to reduce prices.

An important risk factor for further positive development of the industry is linked to customers' willingness to pay. By its nature, the cost of solar energy as an energy source is almost exclusively linked to the financing cost. Even a medium-sized installation for a private home requires an investment of more than NOK 100,000. A sharp rise in interest rates will therefore make investments in solar energy far less attractive. The cost of solar energy must be weighed against the costs of alternative electricity sources. The current price of fossil fuels has led to higher electricity prices. A sharp fall in this price level will make it more difficult for solar energy to compete. However, if long-term interest rates do not increase above the historical norm and long-term oil prices do not fall below USD 40 a barrel, it is assumed that solar energy will be competitive in several geographical areas.

Solar energy currently accounts for an insignificant proportion (less than 0.01 %) of global electricity production. Hence there is room for continued growth before solar energy begins to take a substantial market share, even measured as a proportion of annual growth in electricity consumption.

All in all, solar energy is considered to be an industry with strong growth potential. Orkla therefore believes that this industry will continue to create value.

THE SOLAR ENERGY INDUSTRY AND ORKLA'S POSITIONS

There are several competing technologies in the field of solar energy. The possibility of producing energy from sunlight has its roots in the first observation of the photoelectric effect in 1839. When different technologies are referred to today, such references are primarily linked to the type of active material (usually a metal or group of metals) that is used and the way it is structured (for example in the form of thin metal plates or thin foil) and manufactured. The active materials that have the potential for competitive production of solar energy are presumably relatively well known. Uncertainty about which technology will predominate in the long term is primarily due to the fact that these technologies have not yet been industrialised. Even if the theoretical potential of an active material is known, so far total production is too small to be able to determine with any certainty the degree of efficiency and cost that are industrially achievable.

All in all, solar energy is considered to be an industry with strong growth potential. Orkla therefore believes that this industry will continue to create value.

Today, approximately 90 % of the industry is based on thin slices of silicon metal (wafers). Competing technologies are mainly thin foil technologies, where a thin layer of an active material is deposited on a base, such as specially treated glass or metal. Several active materials are used for these types of solutions. In this case too, silicon is an important starting point. The proportion of thin foil solutions has fallen since the end of the 1990s. Technology based on silicon wafers is expected to continue to account for most of production in the coming years. Orkla's positions are within this group of technologies. It is therefore this value chain that is described here.

A simplified picture of the value chain for solar energy and Orkla's positions is shown in the *illustration above*.

As previously mentioned, Elkem is a major manufacturer of silicon metal. The solar energy industry's purity requirements are higher than for Elkem's traditional products. Most descriptions of the solar energy industry start with feedstock, which is the result of processing silicon metal to


Furnace for smelting silicon metal.


High-purity silicon metal cast into ingot.


Installed solar cell modules.

the degree of purity that is required for use in solar cells. After this, the silicon metal is cast into ingots, which are then cut into wafers. The wafers thereafter undergo a number of processes to make them capable of converting sunlight into electric power and thereby becoming solar cells. The solar cells are linked together in modules. The modules are combined and linked to system components, which for example regulate voltage and transform direct current to alternating current, and finally they are installed.

Because installation normally requires a certain amount of paperwork relating to applying for planning permission, connecting it to the grid and applying for subsidies, and because a solar cell system is a major investment that requires financing, installation will often be linked to the sale of services that are adapted to the local market. This means that there are far more companies in the installation sector than at previous stages of the value chain. The solar energy industry is still evolving and it is uncertain what the resulting structure will look like over time. However, it is clear that it is the upstream side, and especially access to pure silicon, that are currently limiting production growth. At present, it is also in this part of the value chain that the most profit can be made.

Elkem Solar is in the process of industrialising a production plant for silicon feedstock for use in the production of solar cells. The plant will use new, patented technology that is based on Elkem's long traditions in the field of silicon production. The aim is to industrialise a process that will result in lower costs and is better suited to produce large volumes than current technology. At present it is this link in the value chain that is limiting the industry's rate of growth. Analysts have produced varying forecasts for how long this shortage will last.

REC focuses on producing silicon for use in solar cells, and on ingots and wafers. The company has also announced its ambition to grow in the field of cells and modules. For a detailed description of its operations, reference is made to REC's own presentations and reports.

CONCLUSION

Many factors indicate that there will be strong growth in the renewable energy industry. In the field of solar energy, Orkla is well placed to share in the possibilities for value creation that this entails. Orkla believes that the company's positions have the potential to develop long-term competitive advantages, and that the companies are well positioned to take their share of future growth. Orkla also believes that, within a reasonable period of time, this industry will no longer be dependent on subsidies. That is why Orkla is continuing to invest in solar energy. But even if Orkla assumes that this industry offers good opportunities for value creation in a long-term perspective, there is still a great deal of uncertainty and risk related to which technologies and companies will prevail.

CORPORATE SOCIAL RESPONSIBILITY

Orkla's main goal is to ensure long-term value creation for shareholders, employees, customers and the communities in which it operates. All stakeholders should be able to have confidence in the Group, its products and its companies. Orkla develops business opportunities while respecting human and labour rights. The social impact of Orkla's operations is assessed on an ongoing basis.

CORPORATE SOCIAL RESPONSIBILITY AT ORKLA

The document "Goals and Values" describes the fundamental attitudes and thinking that must imbue the entire Group and its activities. As a result of the major changes that have taken place, the Group has found it appropriate to revise this document. Managers and employees in all business areas have been involved in order to ensure that as many employees as possible feel a sense of ownership of the document. The revision process has been in progress since autumn 2006 and is being completed as this Annual Report goes to print.

Together with Orkla's Principles of Corporate Governance and Code of Conduct, the Principles for Corporate Responsibility describe the overall responsibilities to which the Group, the management and Orkla employees are committed. In addition Orkla has steering documents for specific areas.

The fundamental principles for corporate social responsibility at Orkla are described below. Other reports on corporate social responsibility may be found at www.orkla.com.

BASIC PRINCIPLES FOR CORPORATE SOCIAL RESPONSIBILITY

Orkla is committed to conduct its operations in accordance with the principles set forth in the UN Global Compact, which is based on the Universal Declaration of Human Rights, the Kyoto Treaty, the ILO Convention and agreements on efforts to combat corruption.

Orkla's most important contribution to society is to operate profitable businesses that create value. This provides jobs and tax revenues, locally and nationally, to the benefit of employees, shareholders and the community at large. Orkla wishes to conform to sustainable business and investment practices that contribute to long-term economic, environmental and social development in all the companies in the Group.

The Group strives to pursue and promote Orkla's "Goals and Values" and other standards and principles while recognising the intrinsic value of the various cultures in which it operates. Orkla will show respect for these cultures in its business practices. However, recognition of local culture does not entail accepting any violation of fundamental human rights, democratic rights or good business practices.

Orkla will maintain a principle of openness and be honest and responsive when dealing with interested parties outside Orkla as well as society at large. Orkla's products and services must always be reliable in terms of their quality, origin and impact on personal health and the environment.

By applying the principles of good corporate governance, with emphasis on openness, transparency, accountability, equal treatment and a long-term perspective, Orkla will ensure that shareholders can have confidence in the company. The very foundation of good corporate governance is a sound corporate culture enhanced by appropriate operational management control systems.

Orkla has high standards of integrity. This means that the Group will be honest and fair in all its business dealings and will neither permit nor tolerate any form of corruption. Orkla will promote the principle of free competition. Orkla will be sensitive to changes in society's general expectations of acceptable business practices and will evaluate and adjust its own practices when necessary.

ROLES AND RESPONSIBILITIES

In order to ensure that Orkla's business practices are in accordance with these basic principles, each business unit is responsible for evaluating the social impact of its own activities and for allocating sufficient resources and developing measures to ensure that these principles are conformed to.

Line managers are responsible for the practical implementation of the intentions and for communicating the basic principles set out in the document "Goals and Values" to all employees in the organisation.

All Orkla employees and board members must abide by the fundamental principles described in this document and in the Code of Conduct.

FROM PRINCIPLE TO PRACTICE

Each business unit must evaluate the need to introduce routines to identify potential conflicts of interest with respect to particularly sensitive functions, transactions or areas of responsibility.

When the business units have considered and evaluated the long-term economic, environmental and social impact of their activities, they must implement the necessary improvements. When Orkla undertakes significant changes in its operations, the unit in charge must carry out an assessment of the impact of such changes on the environment, stakeholders and society in general. This will help to ensure appropriate management of potential long-term social consequences.



More than two thirds of Borregaard's energy consumption is thermal energy, mainly in the form of steam. The biomass boiler that was opened in 2005 utilises waste from production to produce heat.

As part of the effort to raise awareness of employees' attitudes to ethics and social responsibility, a series of exercises was carried out in 2006 on handling ethical dilemmas – complex and conflicted situations – that may be encountered by Orkla employees and managers.

This type of training programme has been implemented for new companies, new employees, management teams and trade union representatives, either as a part of the integration process and introductory programmes or as a part of ordinary management development programmes. The purpose is to ensure preparedness for situations that may arise and ensure that employees are conversant with the ethical principles embodied in the Group's standards. Work on dilemma training will continue.

Orkla's CSR principles must also be promoted vis-à-vis partly-owned companies and in other business relationships. By developing appropriate procedures for monitoring, evaluating and/or selecting suppliers, Orkla will help ensure that suppliers also meet the desired standards.

SPONSORSHIP AGREEMENTS

Orkla has entered into a few major sponsorship agreements with organisations whose purpose harmonises with the Group's operations in various ways.

Orkla's sponsorship projects:

- Main sponsor of SOS Children's Villages. Orkla has financed the construction of five houses in two children's villages in Russia and is building two houses in a new children's village in Latvia in 2006–2007.
- Member of the Ibsen Guild in connection with the Ibsen Year 2006, which celebrated the centenary of the death of the world-famous playwright.
- Sponsorship agreement with the Norwegian National Opera from the time of the inauguration of the new opera house in Oslo.
- In connection with the anniversary celebrations of Orkla (350 years) and Elkem (100 years), Orkla contributed NOK 35 million and NOK 10 million respectively for research in various fields over the next three to five years.
- Support for the Oslo Centre for Peace and Human Rights (headed by former Prime Minister Kjell Magne Bondevik).
- Orkla finances a professorship at the Norwegian School of Management (BI).

SUSTAINABLE OPERATIONS

Below are a couple of examples of how Orkla contributes to sustainable development, among other things by investing in renewable energy and introducing measures to reduce CO_2 emissions from existing operations. For more information, please visit www.orkla.com.

RENEWABLE ENERGY

The International Energy Agency (IEA) stresses the urgency of a transition to renewable energy sources. Orkla contributes to achieving this objective through its investment in Elkem Solar and its 39.99 % interest in the Renewable Energy Corporation ASA (REC). The decision to invest NOK 2.7 billion in a new Elkem Solar factory strengthens Orkla's position as one of the leading players in the international solar energy industry.

Solar energy currently meets only a very small proportion of global energy needs, but it is growing by 35–40 % a year. In countries with plenty of sunshine, where the potential is greatest, solar energy production is highest when consumption is also highest (due to air conditioning systems). Another advantage is that small-scale electricity production can take place close to the end user, thereby reducing the need for transmission capacity in the electricity grid.

TECHNOLOGICAL INVESTMENTS TO REDUCE CO_2 EMISSIONS

In the past three years, Borregaard has invested approximately NOK 750 million in new installations and technology that are resulting in significant reductions in CO_2 emissions.

Borregaard's processes are heat-intensive, and oil accounts for a large proportion of its thermal energy needs. In order to reduce its use of fossil fuels, the company has focused on energy saving and renewable energy sources. More than NOK 300 million has been invested in a new plant to recover thermal energy from biomass from production processes. This plant alone is reducing oil consumption by 10–15,000 tonnes. A similar sum has been invested in environmental measures in the production process. This is also resulting in substantial energy savings from increased recycling and more biomass being captured for production of thermal energy. The effect of these measures is also estimated to be equivalent to 10–15,000 tonnes of oil. Taken as a whole, these measures will reduce CO_2 emissions by almost 100,000 tonnes per year.

In cooperation with other actors, Borregaard is also starting construction on a biodiesel factory that will be able to utilise more sources of biological raw material.

FOOD SAFETY AT ORKLA

Orkla has developed its own Food Safety Standard (OFSS) for all companies in the Group that produce food and beverages. The standard is based on the internationally recognised food manufacturing standard of the British Retail Consortium (BRC, issue 4).

Orkla's Food Safety Standard is intended to ensure uniformly high standards at all production plants. The Hazard Analysis and Critical Control Points (HACCP) system, which is a fundamental element of the standard, is designed to ensure that products are not hazardous to health. The standard sets minimum requirements for quality assurance, factories, personnel, production processes and products.

In many areas, Orkla has supplemented the BRC Standard with its own requirements, guidelines and recommendations. These apply in areas where the Group has common policies and guidelines for working methods, such as HACCP, allergens and emergency preparedness. A special project has been established to ensure uniform implementation of the OFSS standards in connection with the approval and monitoring of suppliers and sub-contractors.

Internal audits are carried out to ensure that companies implement and conform to the Food Safety Standard. A team of nine well-qualified food safety auditors carries out audits in various parts of the Group. The audit reports are actively used in ongoing improvement programmes. Since the standard was introduced in spring 2004, more than 170 audits have been carried out in almost 80 factories.

The status reports following the audits show that most factories meet the requirements and that extensive improvements have been carried out in recent years.

ORKLA AND THE ENVIRONMENT

Orkla will engage in sound, long-term, sustainable operations characterised by responsibility for its employees, society and the environment. This is a prerequisite for future profitable growth. Orkla is aware of its responsibility for environmental issues throughout the value chain, from the production of raw materials to customers' and consumers' use of the finished products.

Orkla reports on environmental matters in the following ways:

- Internet-based environmental reports at www.orkla.com/environment.
- A separate section on health, safety and environment (HSE) on page 15–16 of the Report of the Board of Directors.
- A special environmental edition of the Group's in-house magazine Orkla Bulletin (March 2007).

ORGANISATION

GROUP EXECUTIVE BOARD

The Group Executive Board is in charge of the day-to-day administration of Orkla. Further details regarding the members are presented on page 7.

Dag J. Opedal	Group President and CEO	Orkla
Torkild Nordberg	Executive Vice President	Branded Consumer Goods
Ole Enger	Executive Vice President	Aluminium Extrusion
Roar Engeland	Executive Vice President	Financial Investments and Corporate Development
Terje Andersen	Executive Vice President	Chief Financial Officer (CFO)
Hilde Myrberg	Executive Vice President	Corporate Functions
Inger Johanne Solhaug	Executive Vice President	Corporate Development Marketing & Sales

BUSINESS AREA MANAGERS

As of 15 February 2007 Orkla has the following organisation:

ORKLA BRANDED CONSUMER GOODS Torkild Nordberg	ORKLA ALUMINIUM EXTRUSION Ole Enger	ORKLA MATERIALS Dag J. Opedal	ORKLA ASSOCIATES AND JOINT VENTURES	ORKLA FINANCIAL INVESTMENTS Roar Engeland
ORKLA FOODS Atle Vidar Johansen	SAPA Ole Enger	ELKEM John G. Thuestad	JOTUN AS (42.5 %) Morten Fon	SHARE PORTFOLIO Thomas Øybø
ORKLA BRANDS Torkild Nordberg		BORREGAARD Per A. Sørlie	REC ASA (39.99 %) Erik Thorsen	ORKLA FINANS Audun Bø
			HJEMMET MORTENSEN AS (40 %) Anne Britt Berentsen	ORKLA EIENDOM Roar Engeland

CORPORATE FUNCTIONS

FINANCE AND ACCOUNTING

Geir Solli
Senior Vice President, Finance

Frode Kronstad
Senior Vice President, Corporate Accounting

Jan Roar Nordby
Senior Vice President, Financial Planning and Analysis

Jorn Tore Berno Larssen
Senior Vice President, IT

Rune Helland
Senior Vice President, Investor Relations

Jan Thomsen
Chief Risk Officer

CORPORATE DEVELOPMENT

Inger Johanne Solhaug
Executive Vice President, Corporate Development Marketing & Sales

Frode S. Marthinsen
Senior Vice President, Corporate Development Operations

Pål Eikeland
Senior Vice President, Corporate Development Purchasing

Erik Barkald
Senior Vice President, Mergers & Acquisitions

Kjell Sundsli
Senior Vice President, Corporate Development Asia

OTHER CORPORATE FUNCTIONS

Tor Aamot
Senior Vice President, Human Resources/Organisation

Karl Otto Tveter
Senior Vice President, Legal Affairs

Ole Kristian Lunde
Senior Vice President, Corporate Communications

Håkon Mageli
Senior Vice President, Corporate Affairs

Fridthjof Røer
Chief Internal Auditor

CORPORATE GOVERNANCE

Orkla's principles for good corporate governance aim to provide the basis for long-term value creation, to the benefit of shareholders, employees, other stakeholders and society at large. These principles cannot replace efforts to constantly promote a sound corporate culture in all parts of the Group, but must be viewed in conjunction with them. Openness, transparency, accountability and equal treatment underpin confidence in the Orkla Group, both internally and externally.

This presentation of corporate governance at Orkla conforms to the system used in the Norwegian Code of Practice for Corporate Governance of 28 November 2006.

Current guidelines relating to corporate social responsibility, ethics and conduct may be found on Orkla's websites.

ACTIVITIES

Orkla's mission statement is as follows: "The objectives of the company are to engage in activities comprising industry, commerce, forestry, transport, finance, the acquisition and sale of securities and other investments, the purchase, sale, development and management of real property, the publication of newspapers, magazines and other media, services and any other activity connected with the aforementioned objectives. The activities are conducted by the company itself or by its subsidiaries in Norway and abroad."

In accordance with its mission statement, Orkla operates in several areas. In recent decades, the company's basic structure has been concentrated on household branded consumer goods, speciality materials and financial investments. The Group has a long-term approach and has created substantial excess value for shareholders. This annual report contains descriptions of the goals and main strategies of the Orkla Group and its individual business areas.

EQUITY AND DIVIDENDS

Following the sale of Orkla Media, on 31 December 2006 Group equity was NOK 48.1 billion and the equity-to-total-assets ratio was 60.4 %. However, on 5 February 2007 Orkla acquired shares for approximately NOK 6.5 billion in Renewable Energy Corporation ASA (REC), corresponding to about a 5 %-point reduction in the equity-to-total-assets ratio. Orkla has reported on and pursued a consistent shareholder and dividend policy for many years. This policy will continue to apply. Details of dividend policy and paid-out dividends may be found in the chapter entitled "Investing in the Orkla Share" on page 63.

On 27 April 2006, Orkla's General Meeting adopted a resolution to grant the Board of Directors a mandate to increase share capital by means of new share subscription to a total value of up to NOK 90,000,000 divided between a maximum of 14,400,000 shares, each with a par value of NOK 6.25. This mandate applies for one year and may be utilised for one or more share issues. It is intended to simplify the process in the event it becomes relevant to further develop the Group's priority areas by acquiring companies in return for remuneration in the form of newly subscribed shares or by increasing share capital through private placings. Similar mandates have regularly been granted by previous General Meetings.

At the same time the Board of Directors was granted a mandate to buy back up to 18,500,000 Orkla shares so that the company, as prescribed by law, may acquire and hold up to 10 % of share capital. Purchases of own shares are executed on the stock exchange. A similar mandate has regularly been granted each year since 1998. The chapter entitled "Shares and Shareholders" on pages 68–69 gives a more detailed explanation of how this mandate has been utilised.

EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTIES

Orkla has one class of share and each share entitles the holder to one vote. Further details of voting rights at the General Meeting are provided in the chapter entitled "Shares and Shareholders" on pages 68–69. Over time, the company's preferred policy has been not to dilute the shareholdings of existing shareholders, and in accordance with this policy there have been no actual increases in capital in the company in recent years. The company's transactions in its own shares are effected in accordance with good stock exchange practice in Norway.

The company is generally cautious as regards transactions with shareholders, members of the Board of Directors, senior employees or related parties to the above.

In order to avoid any detriment to the Group's reputation, the Board of Directors takes the view that transparency and caution must be exercised in connection with investments involving elements that may be considered to entail an unfortunately close involvement/an unfortunately close relationship between the company and a member of the Board of Directors. The Board has therefore clarified the rules for the processing of transactions in which both the company and a member of the Board of Directors (or their related parties) may have interests. These guidelines have been incorporated into the Rules of Procedure for the Board of Directors, which may be found on Orkla's websites.

In general, the Group will seek to conform to the principles for equal treatment of related parties and possible transactions with related parties that are laid down in the Norwegian Code of Practice for Corporate Governance. The company has drawn up special guidelines for the private investments of the executive management and selected specialists.

HOW ORKLA'S GOVERNING BODIES ARE ELECTED

EMPLOYEES OF ORKLA COMPANIES

Elect in accordance with the Orkla Group's corporate democracy arrangement

GENERAL MEETING

Elects on the basis of a recommendation from the Nomination Committee

7 employee-elected members

CORPORATE ASSEMBLY

14 shareholder-elected members

Elect on the basis of a recommendation from the Nomination Committee

3 employee-elected members
2 employee-elected observers

BOARD OF DIRECTORS

The entire Corporate Assembly appoints the Chairman of the Board

7 shareholder-elected members

FREELY NEGOTIABLE SHARES

All Orkla shares carry equal rights and are freely negotiable. Transactions in the Orkla share are described in more detail under "Shares and Shareholders" on page 68.

GENERAL MEETINGS

Orkla seeks to hold General Meetings in accordance with the Norwegian Code of Practice for Corporate Governance. Notice of the General Meeting and supporting information must be distributed well in advance of the General Meeting, and the final date for notification of attendance is three working days prior to the General Meeting. Shareholders who are unable to attend may vote by proxy. The members of the Board of Directors, the Nomination Committee and the auditor all attend the General Meeting. In accordance with the company's Articles of Association, the General Meeting is chaired by the Chairman of the Corporate Assembly.

NOMINATION COMMITTEE

Pursuant to the Articles of Association, Orkla has a Nomination Committee that is elected by the General Meeting. Also pursuant to the Articles of Association, the Chairman of the Corporate Assembly is also the Chairman of the Nomination Committee. In addition to the Chairman, the General Meeting must also elect between two and four members to the Nomination Committee. In accordance with the Norwegian Code of Practice, the Board of Directors proposes that a provision be included in the Articles of Association to the effect that the General Meeting shall elect the members of the Nomination Committee and its chair. The members of the Nomination Committee are elected for a term of up to two years at a time. The General Meeting has determined the remuneration for the Nomination Committee. It is now recommended that this should also be specified in the Articles of Association. The responsibilities of the Nomination Committee are laid down in the Articles of Association. The Committee presents substantiated proposals to the General Meeting for the election of shareholder-elected members to the Corporate Assembly, and proposals to the shareholder-elected members of the Corporate Assembly concerning their election of members to the Board of Directors. It also presents a proposal to the entire Corporate Assembly concerning the election of the Chairman of the Board of Directors. For the latter purpose, the Nomination Committee is supplemented by a representative appointed by the employee-elected members of the Corporate Assembly. Details concerning the composition of the Nomination Committee may be found on page 108.

The company management is not represented on the Nomination Committee.

THE COMPOSITION AND INDEPENDENCE OF THE CORPORATE ASSEMBLY AND BOARD OF DIRECTORS

The composition of the company's governing bodies is described on page 108.

The Corporate Assembly is composed with a view to ensuring that it represents a broad cross-section of the company's shareholders. The Corporate Assembly is charged by law with electing its Chairman. The Corporate Assembly normally meets three times a year.

The Chairman of the Board of Directors is elected by the Corporate Assembly on the basis of proposals from the Nomination Committee. Both the Chairman and the shareholder-elected members of the Board are elected for a term of up to two years. The Board of Directors has a permanent Deputy Chairman. A more detailed description of the background, qualifications, and term of service of each member of the Board of Directors and the number of Orkla shares they own is provided on page 19. The composition of the Board of Directors meets the requirements of the Norwegian Code of Practice for Corporate Governance with respect to members' independence of the executive management and with respect to important business relationships. The independence of the members of the

Board of Directors is also evident in the fact that there are few instances of disqualification in connection with matters dealt with at Board meetings. Representatives of the executive management are not members of the Board of Directors. Pursuant to Orkla's Articles of Association, the shareholder-elected members of the Board of Directors are required to own shares in the company.

Pursuant to Norwegian law, employees must be represented in the governing bodies of the company. On this basis and in accordance with the current rules relating to corporate democracy, the Group's employees have the right to elect seven members to the Corporate Assembly of Orkla ASA out of a total of 21 members. Similarly, the Group's employees have the right to elect three members and two observers to the Board of Directors of Orkla ASA.

THE WORK OF THE CORPORATE ASSEMBLY AND THE BOARD OF DIRECTORS

The responsibilities of both the Corporate Assembly and the Board of Directors are laid down in Norwegian law.

In addition to its responsibility for electing the members and chairman of the Board of Directors, the Corporate Assembly is also charged by law with supervising the management of the company by the Board and the executive management.

The law stipulates that the Board of Directors has the ultimate responsibility for the management and supervision of the company. Each year, the Board of Directors adopts a specific meeting and activity plan for the following year. This plan covers strategic planning, other relevant business issues and supervision. The Board's activity plan for 2006 stipulated eight meetings, one of which was scheduled for a day-and-a half to deal with strategic issues. In addition to this, the Board has held seven meetings; a total of fifteen meetings were therefore held in 2006. The Board dealt with 85 matters in 2006. The content of the work of the Board of Directors is discussed in further detail in the Report of the Board of Directors.

The Board of Directors carries out an evaluation of its activities each year and on this basis discusses improvements in the organisation and implementation of its work. The Board of Directors has used an external person to organise the evaluation of its own work.

BOARD COMMITTEES

The Board has established a permanent Compensation Committee and a permanent Audit Committee. These committees do not pass resolutions, but supervise the work of the management on behalf of the Board of Directors and prepare matters for the Board's consideration within their specialised areas. The committees' mandates are included in the Rules of Procedure for the Board of Directors, which may be found on Orkla's websites.

The Compensation Committee is chaired by the Chairman of the Board of Directors, Stein Erik Hagen, and in 2006 the other members were Åse Aulie Michelet and Aage Andersen. The Senior Vice President Human Resources/Organisation is the committee's secretary.

The Audit Committee is chaired by the Deputy Chairman of the Board of Directors, Svein S. Jacobsen, and in 2006 the other members were Stein Erik Hagen (until the end of August), Kjetil Haanes (until the end of September) and Lennart Jeansson (from the beginning of September 2006). The Chief Internal Auditor is the secretary of the Audit Committee.

RISK MANAGEMENT AND INTERNAL CONTROL

Every leader at Orkla is responsible for risk management and internal control and must ensure:

- Exploitation of business opportunities.
- Targeted, cost-effective operations.
- Reliable financial reporting.
- Compliance with current legislation and regulations.

Orkla's risk management system is fundamental to the achievement of these goals.

The Group's Risk Management Department must help ensure that risk that is significant for Orkla's goals is identified, analysed and effectively managed across business areas and professional disciplines. This entails, among other things:

- Formulating instructions and guidelines for risk management.
- Assisting in the implementation and operation of coherent risk management in ongoing operations and in connection with projects/major decisions.
- Presenting Orkla's risk profile to the Group Executive Board, the Board of Directors and the Board's Audit Committee.
- Ensuring that Orkla's risk management is in accordance with relevant regulatory requirements.
- Being responsible for selected measures to reduce risk at Group level.

As part of the Group's internal control system, Orkla has an internal audit function. The Chief Internal Auditor reports to the Board's Audit Committee and in special cases to the Chairman of the Corporate Assembly. The internal audit department assists the Board of Directors, the Group Executive Board and the business areas by providing auditing competence and capacity, which includes supervision and control of selected companies in the Group. In order to carry out its defined tasks, the internal audit department cooperates with the Chief Risk Officer and the external auditor. The internal audit department verifies that internal control routines designed to reduce risk are established and function as intended.

To ensure ongoing supervision of individual companies, all boards of operational subsidiaries are required to have the company's risk picture and internal audit on their agendas at least once a year.

For ordinary audit visits at company level, risk analyses are always submitted. Possible testing of operational measures to reduce risk is also considered.

REMUNERATION OF THE BOARD OF DIRECTORS

All remuneration of the Board of Directors is disclosed in Note 5 to the Orkla ASA accounts. The note shows that remuneration of the Board of Directors is not linked to the Group's performance and that no options have been issued to members of the Board of Directors.

REMUNERATION OF THE EXECUTIVE MANAGEMENT

The Board's Compensation Committee presents a recommendation concerning the terms and conditions for the Group President and CEO to the Board of Directors and monitors the general terms and conditions for other senior employees of the Group. The Board assesses the Group President and CEO and his terms and conditions once a year.

In the Board of Directors' statement of guidelines for the remuneration of executive management, cf. Note 5 to the Orkla ASA accounts, a description of the remuneration of senior management and the Group's conditions policy is given, including the scope and organisation of bonus and option programmes. The Board of Directors' statement of guidelines for the remuneration of executive management is sent together with the notice of the Annual General Meeting.

At the General Meeting on 27 April 2006, shareholders were given a presentation of the Group's conditions policy, including the current incentive system for senior executives and the employee share purchase programme. The Chairman of the Board stated that in the course of 2006 the Board of Directors would organise a revision of the current option programme and that until the General Meeting in 2007 the Board of Directors would not issue options over and above the level allocated by the Board in 2005.

The Board of Directors will at the Annual General Meeting in 2007 go through the guidelines for executive remuneration. This will also include an advisory vote on the Board's guidelines for executive remuneration for the coming accounting year, cf. section sections 5-6 and 6-16a of the Norwegian Public Limited Companies Act. Furthermore, the Board of Directors' proposed guidelines for share-based incentive programmes for employees will be submitted to the Annual General Meeting for approval.

INFORMATION AND COMMUNICATIONS

Orkla seeks to ensure that its accounting and financial reporting are worthy of the confidence of investors. Orkla's accounting procedures are highly transparent and since the beginning of 2005 Orkla has prepared and presented its financial statements in accordance with the International Financial Reporting Standards (IFRS). The Audit Committee of the Board of Directors monitors the company's reporting on behalf of the Board.

Orkla strives to communicate actively and openly with the market. The company's annual and quarterly reports contain extensive information about the various aspects of the company's activities. The company's quarterly presentations are transmitted directly on the Internet and may be found on Orkla's websites together with the quarterly and annual reports. A comprehensive and detailed presentation of other information, reports and documents may also be found on Orkla's websites. The company always ensures that all shareholders are treated equally as regards access to financial information. The Group's Investor Relations Department is responsible for contacts with company shareholders apart from at the General Meeting. The Board is regularly informed about the company's investor relations activities. The financial calendar for 2007 may be found on Orkla's websites and at the beginning of this annual report.

TAKEOVERS

The Board of Directors will not seek to hinder or obstruct any takeover bid for the company's activities or shares unless there are particular reasons for doing so. In the event of a takeover bid, as discussed in item 14 of the Norwegian Code of Practice for Corporate Governance, the Board of Directors will seek to comply with the recommendations therein as well as complying with relevant legislation and regulations.

AUDITOR

The Board of Directors has determined how the external and internal auditors are to report regularly to the Board. In this connection, the Board has decided that the internal auditor may report directly to the Board of Directors or the Corporate Assembly on the basis of his own assessment of the importance of a specific matter.

Each autumn, the external auditor presents to the Board of Directors his evaluation of risk, internal control and the quality of reporting at Orkla, and presents his audit plan for the following year. The external auditor also takes part in the Board's discussions on the annual financial statements. On both occasions, the Board of Directors ensures that the Board and the external auditor are able to discuss relevant matters at a meeting at which the executive management is not present. The external auditor, the internal auditor and the Group President and CEO also attend all meetings of the Board's Audit Committee. With respect to the work of the internal auditor, reference is also made to the above section on Risk Management and Internal Control.

Orkla observes a strict practice with respect to the company's use of the external auditor for services other than auditing. Details of the company's use and remuneration of the external auditor are given in Note 5 "Remuneration and contractual arrangements" to the Orkla ASA accounts. Both the Corporate Assembly and the General Meeting are informed about the Group's remuneration of the auditor, which is broken down into statutory auditing and other assistance/services.

GOVERNING BODIES AND ELECTED REPRESENTATIVES

CORPORATE ASSEMBLY

Elected by the shareholders

Harald Arnkværn (2,658)	Lawyer	Law firm of Haavind Vislie AS (0)
Johan H. Andresen (0)	CEO and owner	Ferd AS (565,300)
Elisabeth Grieg (900)	CEO	Grieg Neptunus (1,750)
Idar Kreutzer (0)	CEO	Storebrand ASA (4,186,566)
Nils-Henrik Pettersson (16)	Lawyer	Law firm of Schjødt AS (0)
Gunn Wærsted (0)	CEO	Sparebank 1 Gruppen AS (674,950)
Svein Aaser (2,285)	CEO	DnB NOR ASA (74,152)
Arthur Sletteberg (0)	CFO	Ferd AS (565,300)
Olaug Svarva (0)	CEO	*Folketrygdfondet (21,025,542)*
Dag Mejdell (0)	Group President and CEO	Posten Norge AS (0)
Peter A. Ruzicka (10,000)	CEO	Canica AS (41,750,000)
Lars F. Windfeldt (253)	Partner	Apax Partners (0)
Anne E. Gudefin (0)	Portfolio Manager	Franklin Templeton Investments (22,750,000)
Marianne Blystad (0)	Lawyer	Law firm of Nordia DA (0)

Deputy members

Terje R. Venold (0)	Group President and CEO	Veidekke ASA (0)
Anne Birgitte Fossum (0)	Lic.oec.	Foinco AS (1,300)
Scilla Treschow Hokholt (14,393)	Degree in Agriculture	
Westye Høegh (0)	Chairman	Fraternitas AS (77,856), LivFond AS (13,168)
Benedikte Bjørn (0)	Company Secretary	*Norsk Hydro ASA (0)*
Ann Kristin Brautaset (0)	Portfolio Manager	Folketrygdfondet (21,025,542)

Elected by the employees

Kai Erik Andersen (1,330)
Robert Johansson (0)
Trygve Leivestad (600)
Esa Mäntylä (0)
Sverre Olsen (16)
Jan Atle Toft (120)
Peer Sørensen (480)

Personal deputies for the Swedish and Danish representatives

Johnny Dahlström (220)
Kerstin Johansson Wahlberg (30)

Deputies elected by employees

Merete Andersen (0)
Cecilie Borgen (0)
Arvid Liland (188)
Trine-Lise Allnor (0)
Morten Vik (0)

Nomination Committee

Nomination Committee elected by the General Meeting (cf. Article 18 of the Articles of Association):

Harald Arnkværn (2,658)
Elisabeth Grieg (900)
Idar Kreutzer (0)
Leiv Askvig (0)
Olaug Svarva (0)
Sverre Olsen (16) *(for election of* Chairman of the Board)

BOARD OF DIRECTORS

Stein Erik Hagen, Chairman
Svein S. Jacobsen, Deputy Chairman
Kjell E. Almskog
Bjørg Ven
Lennart Jeansson
Birgitta Stymne Göransson
Åse Aulie Michelet
Aage Andersen*
Jonny Bengtsson*
Per Arnfinn Solberg*

* Elected by the employees.

Board observer elected by the employees

Gunn Liabø

Deputy Board members elected by the employees

Einar Støfringshaug (0)
Terje Utstrand (0)
Sidsel Kjeldaas Salte (660)

AUDITOR

Ernst & Young AS (0)

Jan Egil Haga (0)
State-authorised public accountant

Figures in brackets indicate the number of shares owned at 31 December 2006, including those owned by related parties. Figures in brackets after the name of the employer indicate the number of shares owned by the employer. *For shares owned by the Board of* Directors and Board observers, see page 19.

CORPORATE DEMOCRACY AT ORKLA

Active participation by the employees in the governing bodies both at Group level and in the individual subsidiaries is an important element of decision-making processes at Orkla. A common aim has been to evolve representational arrangements that adequately ensure broad-based involvement and genuine influence.

The employees elect three of the ten members of Orkla's Board of Directors and two observers. One third of the members of the Corporate Assembly are elected by the Group's employees.

An International Committee of *Union Representatives* has been established for employees of the Norwegian, Swedish and Danish companies in the Orkla Group. This arrangement ensures broad representation for the Group's employees by company, union and country. The International Committee of Union Representatives has regular meetings with the Group's senior management to discuss matters relevant to the Group.

To ensure that the employees in the Group's other companies in Europe are also informed of important matters concerning the Group and that their opinions on such matters are heard, an agreement regarding a European works council at Orkla has been established.

In addition to the corporate arrangements mentioned here, the employees, as is customary, have representatives on the Board of Directors of the individual subsidiaries.

Below is a list of members of Orkla's International Committee of Union Representatives as of 31 December 2006.

ORKLA'S INTERNATIONAL COMMITTEE OF UNION REPRESENTATIVES

Working Committee

Aage Andersen, Chairman
Jonny Bengtsson, Deputy Chairman
Kenneth Hertz
Gunn Liabø
Åke Ligardh
Sidsel Kjeldaas Salte
Per Arnfinn Solberg
Einar Støfringshaug

Committee of Shareholders' Representatives

Peer Sørensen
Terje Utstrand
Steinar N. Johansen
Lars Axelhed
Patrik Waldegren
Dan E. Andersson
Per Tronvoll
Roger Vangen
Bjørn Rune Henriksen

GROUP DIRECTORY

PARENT COMPANY

Orkla ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.com

Orkla ASA
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00

Orkla ASA
Løkkenveien 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00

The registered office is in Sarpsborg. The Group Management is located in Oslo.

ORKLA FOODS

Orkla Foods AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
www.orklafoods.no

ORKLA FOODS NORDIC

Stabburet AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
www.stabburet.no

- Stabburet AS, Brumunddal, Norway
- Stabburet AS, Fredrikstad, Norway
- Stabburet AS, Gimsøy Kloster, Skien, Norway
- Stabburet AS, Gressvik, Norway
- Stabburet AS, dept. Idun Rygge, Rygge, Norway
- Stabburet AS, Rygge, Norway
- Stabburet AS, Stranda, Norway
- Stabburet AS, dept. Sunda, Oslo, Norway
- Stabburet AS, Ualand, Norway
- Stabburet AS, Vigrestad, Norway

Procordia Food AB
Ellingevägen 14
SE-241 81 Eslöv, Sweden
Tel.: +46 413 65 000
www.procordiafood.com

- Procordia Food AB, Fågelmara, Sweden
- Procordia Food AB, Kumla, Sweden
- Procordia Food AB, Tollarp, Sweden
- Procordia Food AB, Vansbro, Sweden
- Procordia Food AB, Örebro, Sweden
- Empaco AB, Åhus, Sweden

Abba Seafood AB
Box 24077
SE-400 22 Gothenburg, Sweden
Tel.: +46 31 701 44 00
www.abbaseafood.se

- Abba Seafood AB, Kungshamn, Sweden
- Abba Seafood AB, Uddevalla, Sweden
- Abba Skaldjur AB, Kungshamn, Sweden

Aktieselskabet Beauvais
P.O. Box 139
DK-2630 Tåstrup, Denmark
Tel.: +45 43 58 93 00
www.beauvais.dk

- Aktieselskabet Beauvais, Svinninge, Denmark

Orkla Foods Fenno-Baltic
Box 683
FI-20361 Åbo, Finland
Tel.: +358 2 410 414
www.felixabba.fi

- Felix Abba Oy Ab, Åbo, Finland
- Felix Abba Lahden tehdas, Lahti, Finland
- Oy Panda Ab, Vaajakoski, Finland
- AS Põltsamaa Felix, Põltsamaa, Estonia
- SIA Spilva, Riga, Latvia
- UAB Suslavicius-Felix, Kaunas, Lithuania

Bakers AS
P.O. Box 43 Økern
NO-0508 Oslo, Norway
Tel.: +47 22 88 03 00
www.bakers.no

- Bakers AS, dept. Berthas Bakerier, Hov, Norway
- Bakers AS, dept. Bryne, Norway
- Bakers AS, dept. Bærum, Norway
- Bakers AS, dept. Grossist-distribusjon, Hov, Norway
- Bakers AS, dept. Haugesund, Norway
- Bakers AS, dept. Heba, Brumunddal, Norway
- Bakers AS, dept. Larvik, Norway
- Bakers AS, dept. Lillesand, Norway
- Bakers AS, dept. Martens, Bergen, Norway
- Bakers AS, dept. Nordfjordeid, Norway
- Bakers AS, dept. Sem, Norway
- Bakers AS, dept. Singsås Bakeri, Norway
- Bakers AS, dept. Slottslompa, Rasta, Norway
- Bakers AS, dept. Trøndelag, Norway
- Bakers AS, dept. Økern, Oslo, Norway
- Bakehuset Kafé AS, Oslo, Norway
- Martin Nordby AS, Oslo, Norway

ORKLA FOODS INTERNATIONAL

Orkla Foods CEE
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

- Elbro Sp. z o.o., Mielno, Poland
- Felix Austria GmbH, Mattersburg, Austria
- Guseppe a.s., Hradec Králové, Czech Rep.
- Guseppe a.s., Rokytnice, Czech Rep.
- Kotlin Sp. z o.o., Kotlin, Poland
- Kotlin Sp. z o.o., Warszawa, Poland
- Orkla Foods Romania SA, Bucuresti, Romania
- Orkla Foods Romania SA, Covasne, Romania
- Orkla Foods Romania SA, Craiova, Romania
- Orkla Foods Romania SA, Targoviste, Romania
- Superfish S.A., Gwizd, Poland
- Superfish S.A., Kukinia, Ustronie Morskie, Poland

Orkla Foods CIS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

- OAO Confectionery Group SladCo, Moscow, Russia
- Confectionery Group SladCo, Yekaterinburg, Russia
- OAO Volzhanka Confectionery Plant, Ulyanovsk, Russia
- Krupskaya Confectionery Factory, St. Petersburg, Russia

ORKLA FOOD INGREDIENTS

Orkla Food Ingredients
c/o Orkla Foods AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

Idun Industri AS, Hvam, Norway
- Idun Industri AS, Kokstad, Norway
- Idun Industri AS, Rakkestad, Norway
- Candeco Confektyr AB, Malmö, Sweden
- Nimatopaal in Dala-Järna AB, Dala-Järna, Sweden

Odense Marcipan A/S, Odense, Denmark
- Bæchs Conditori A/S, Hobro, Denmark

Credin A/S, Juelsminde, Denmark
- Credin Polska Sp. z o.o., Sobotka, Poland
- Credin Portugal, Freixeira, Portugal

Credin bageripartner A/S, Vejle, Denmark

Dragsbæk A/S, Thisted, Denmark
- Kjarnavörur HF, Gardabaer, Iceland
- Margarinefabrikken Blume I/S, Randers, Denmark
- UAB Vilniaus Margarino Gamykla (VMG), Vilnius, Lithuania
- Pf. Vita Margarin, Torshavn, Faeroe Islands
- Bast International I/S, Tåstrup, Denmark

KåKå AB, Lomma, Sweden
- KåKå AB, Gothenburg, Sweden
- KåKå AB, Sollentuna, Sweden
- KåKå AB, Örebro, Sweden
- KåKå - Sedba s.r.o. Prag, Czech Rep.
- GL Johansson AB, Halmstad, Sweden
- Interkondis AB, Lomma, Sweden

Jästbolaget AB, Sollentuna, Sweden
- Jästenergi HB, Sollentuna, Sweden
- A/S Rigas Raugs, Riga, Latvia

UAB MiNordija, Kaunas, Lithuania

SIA LaNordija, Riga, Latvia

ORKLA BRANDS

Orkla Brands
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.orklabrands.no

Lilleborg AS
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.lilleborg.no
www.lilleborgprofesjonell.no

- Lilleborg AS, Ski, Norway
- Lilleborg AS, dept. Elico, Oslo, Norway
- Lilleborg AS, dept. Ello, Kristiansund N, Norway

Nidar AS
NO-7005 Trondheim, Norway
Tel.: +47 73 58 30 00
www.nidar.no

- Nidar AS, Oslo, Norway

Chips Ab
Strandgatan 6
AX-22 100 Mariehamn
Åland, Finland
Tel.: +358 18 25 800
www.chips.fi

- Chips Ab, Haraldsby, Åland, Finland
- Chips Ab, Helsingfors, Finland
- Ab Chips Food Oy, Helsingfors, Finland
- Ab Chips Food Oy, Mariehamn, Åland, Finland
- Ab Chips Food Oy, Åbo, Finland
- Ab Chips Food Oy, Vaajakoski, Finland
- KiMs Norway AS, Oslo, Norway
- KiMs Norway AS, Skreia, Norway
- KiMs A/S, Søndersø, Denmark
- OLW Sverige AB, Filipstad, Sweden
- OLW Sverige AB, Solna, Sweden
- Parrots, Halmstad, Sweden
- Topp Livsmedelsprodukter AB, Brålanda, Sweden
- Latfood A/S, Riga, Latvia
- Russian Snack Company, Moscow, Russia

Göteborgs Kex AB
SE-442 82 Kungälv, Sweden
Tel.: +46 303 20 90 00
www.goteborgskex.se

- Sætre AS, Oslo, Norway
- Esskå, dept. of Sætre AS, Sagstua, Norway

MöllerCollett AS
P.O. Box 44
NO-1324 Lysaker, Norway
Tel.: +47 22 53 48 00
www.mollercollett.no
www.danskdroge.dk

- MöllerCollett Oy, Vantaa, Finland
- Dansk Droge, Ishøj, Denmark

La Mote AS
P.O. Box 4248 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 27 00

- Freds La Mote AB, Malmö, Sweden

ELKEM

Elkem AS
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00
www.elkem.com

Elkem Aluminium ANS
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Aluminium Lista, Farsund, Norway
- Elkem Aluminium Mosjøen, Mosjøen, Norway

Elkem Energi
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Energi Siso, Straumen, Norway
- Elkem Energi Bremanger, Svelgen, Norway
- Elkem Saudefaldene, Sauda, Norway

Silicon Division
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Bremanger, Svelgen, Norway
- Elkem Thamshavn, Orkanger, Norway
- Elkem Salten, Straumen, Norway
- Mårnes Kvartsittbrudd, Sandhornøy, Norway

Foundry Products Division
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Bjølvefossen, Ålvik, Norway
- Elkem Bremanger, Svelgen, Norway
- Elkem Tana, Tana, Norway
- Icelandic Alloys, Akranes, Iceland
- Elkem Métal Canada, Chicoutimi, Canada
- Elkem Foundry Products, Thionville, France

Elkem Materials Division
P.O. Box 8126 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 75 00

- Elkem Materials, Pittsburgh, USA
- Elkem Materials South America, Diadema, Brazil

Elkem Carbon Division
P.O. Box 8040 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

- Elkem Carbon (China) Company, Ningxia Hui Autonomous Region, China
- Div. of Carboindustrial, Serra, Brazil
- Carboderivados, Serra, Brazil
- Elkem Ferroveld Joint Venture, Witbank, South Africa

Elkem Solar
P.O. Box 8040, Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

Elkem Shared Services
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

Elkem Metals Company
P.O. Box 266
Pittsburgh, PA 15230-0266, USA
Tel.: +1 412 299 7200

- Elkem Pryor, Pryor, USA

Elkem Logistics
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Distribution Center, Ridderkerk, Netherlands
- Elkem Maritime Center, Ridderkerk, Netherlands
- Distribution/Agencies Euro Nordic Logistics, Ridderkerk, Netherlands
- Elkem Chartering, Oslo, Norway
- Elkem Chartering, Slidell, USA

Elkem Research
P.O. Box 8040, Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

Representative Offices
- Elkem Sales and Marketing Service, Hamilton, Ontario, Canada
- Elkem Nordic, Vedbæk, Denmark
- Elkem Materials Middle East, Dubai, United Arab Emirates
- Elkem, Sheffield, England
- Elkem, Thionville, France
- Elkem India, Vashi, Navi Mumbai, India
- Elkem, Agrate Brianza, Milan, Italy
- Elkem Japan KK, Minato-ku, Tokyo, Japan
- Elkem, Shanghai, China
- Elkem Representative Office, Beijing, China
- Intersom Hong Kong Limited, Shanghai, China
- Elkem Branch Office Zagreb, Zagreb, Croatia
- Elkem Representative Office, Moscow, Russia
- Elkem Materials, Singapore Science Park, Singapore
- Elkem Representative Office, Prague, Czech Rep.
- Elkem, Düsseldorf, Germany
- Elkem Sales and Marketing Services Elkem Metals, Pittsburgh, Pennsylvania, USA
- Elkem Representative Office, Ho Chi Minh City, Vietnam

SAPA

Sapa AB
Box 5505
SE-114 85 Stockholm, Sweden
Tel.: +46 8 459 59 00
www.sapagroup.com

Austria
- Sapa Building System Vertrieb GmbH, Gleisdorf

Belgium
- Sapa Building System, Head Office, Lichtervelde
- Cuprochimique NV, Gent
- Remi Claeys Aluminium NV, Lichtervelde
- Sapa RC Profiles NV/SA, Ghlin
- Sapa RC Profiles NV/SA, Lichtervelde
- Sapa RC System NV, Landen
- Sapa RC System NV, Lichtervelde

Canada
- Sapa Profiles Inc., Sales Office, Vancouver

China
- Sapa Heat Transfer (Shanghai) Ltd., Shanghai
- Sapa Profiles (Shanghai) Ltd., Shanghai

Czech Republic
- Sapa Profily s.r.o., Ostrava
- RC System CZ s.r.o., Kladno-Sitnà

Denmark
- Sapa Profiler A/S, Grenå

England
- Sapa Building Systems Ltd., Ashchurch
- Sapa Pressweld Ltd., Gloucester
- Sapa Profiles Ltd., Cheltenham
- Sapa Profiles Ltd., Tibshelf

Estonia
- Sapa Profiilid AS, Sales Office, Tallinn

Finland
- Sapa Profiilit Oy, Sales Office, Espoo

France
- Compex EURL, Pégomas
- PAOI SARL, Le Port
- Sapa Building System SNC, Puget Sur Argens
- Sapa Lacal SNC, Le Garric
- Sapa Profiles Puget SA, Puget Sur Argens
- Sapa Profiles Albi SNC, Le Garric
- Sapa RC System, SAS, La Chapelle d'Arnentières

Germany
- Sapa Aluminium Profile GmbH, Offenburg
- Sapa Aluminium Profile GmbH, Sales Office, Düsseldorf
- Sapa Building System GmbH, Ratingen
- Sapa Heat Transfer Tubes GmbH, Remscheid

Latvia
- Sapa Profili SIA, Sales Office, Riga

Lebanon
- Sapa RC System sal, Beirut

Lithuania
- Sapa Building System, Vilnius
- UAB Sapa Profiliai, Kaunas

Netherlands
- Sapa Aluminium BV, Hoogezand
- Sapa RC System BV, Breda

Norway
- Sapa Profiler AS, Sales Office, Lillestrøm

Poland
- Sapa Aluminium Sp. z o.o., Lodz
- Sapa Aluminium Sp. z o.o., Trzcianka
- Sapa Building System Sp. z o.o., Lodz

Portugal
- Sapa Portugal SA, Cacém

Slovakia
- Sapa Building System sro, Ivanka pri Dunaji
- Sapa Profily a.s., Žiar nad Hronom

South Korea
- Sapa Heat Transfer Korea, Sales Office, Seoul

Spain
- Sapa Perfiles SL, Sales Office, Barcelona

Sweden
- Sapa AB, Technology, Finspång
- Sapa Automotive, Vetlanda
- Sapa Building System AB, Vetlanda
- Sapa Heat Transfer AB, Finspång
- Sapa Industriservice AB, Finspång
- Sapa Industriservice AB, Skultuna
- Sapa Lackering AB, Vetlanda
- Sapa Mass Transportation, Finspång
- Sapa Profilbockning AB, Vetlanda
- Sapa Profiler AB, Vetlanda
- Sapa TeleCom, Stockholm

Switzerland
- Sapa Aluminium Profile AG, Sales Office, Zürich
- Sapa RC System s.a.r.l., Sevaz

Turkey
- RC System Turkiye AS, Istanbul

USA
- Norca Heat Transfer, Sales Office, New York
- Sapa Profiles Inc., Portland, Oregon
- Sapa Profiles Inc., Parsons, Kansas

BORREGAARD

Borregaard
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
www.borregaard.com

- Borregaard ChemCell, Sarpsborg, Norway
- Borregaard Energi, Sarpsborg, Norway
- Borregaard Ingredients, Sarpsborg, Norway
- Borregaard LignoTech, Sarpsborg, Norway
- Borregaard Synthesis, Sarpsborg, Norway

Austria
- Biotech Lignosulfonate Handels GmbH, St. Valetin

Brazil
- Melbar Produtos de Lignina Ltda, São Paolo

China
- Borregaard Industries Ltd, Shanghai Representative Office, Shanghai
- LignoTech Yanbian Kaishantun Ltd., Jilin Province

Czech Republic
- Biotech Lignosulfonate Handels GmbH, Paskov

England
- Borregaard UK Ltd., Warrington, Cheshire

Finland
- LignoTech Finland Oy, Tampere

France
- Borregaard France S.a.r.l, Paris

Germany
- Borregaard Deutschland GmbH, Düsseldorf
- Borregaard Deutschland GmbH, LignoTech Werk Karlsruhe, Karlsruhe

India
- Borregaard India, Vashi, Navi Mumbai

Italy
- Borregaard Italia S.p.A., Madone
- Borregaard Italia S.p.A., Ravenna

Japan
- Borregaard Industries Ltd. Japan Branch, Tokyo

Norway
- Borregaard Ind. Ltd., Sarpsborg
- Borregaard Trælandsfos AS, Kvinesdal
- Denomega Nutritional Oils AS, Leknes
- Denomega Nutritional Oils AS, Gamle Fredrikstad
- Øraveien Industripark AS, Gamle Fredrikstad

Poland
- Borregaard Poland, Poznan

Singapore
- Borregaard S.E.A. Pte. Ltd.

South Africa
- LignoTech South Africa, Umkomaas

Spain
- LignoTech Iberica S.A, Torrelavega
- Borregaard Iberica S.L, Barcelona

Sweden
- LignoTech Sweden AB, Vargön

Switzerland
- Borregaard Schweiz AG, Riedholz

United Arab Emirates
- Borregaard Middle East, Dubai

USA
- LignoTech USA Inc., Bridgewater, New Jersey
- LignoTech USA Inc., Rothschild, Wisconsin
- Denomega Nutritional Oils, Boulder, Colorado

Vietnam
- Elkem Representation Office, Ho Chi Minh City

FINANCIAL INVESTMENTS

Orkla ASA - Share Portfolio
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.com

Orkla Finans ASA
P.O. Box 1724 Vika
NO-0121 Oslo, Norway
Tel.: +47 22 40 08 00
www.orklafinans.no

- Orkla Finans, Oslo, Norway
- Orkla Finans, Bergen, Norway
- Orkla Finans, Trondheim, Norway
- Orkla Finans, Stavanger, Norway
- Orkla Finans, Sandvika, Norway
- Orkla Finans, Kristiansand, Norway
- Orkla Finans, Tønsberg, Norway

Orkla ASA – Orkla Eiendom
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00

Borregaard Skoger AS
P.O. Box 102
NO-2401 Elverum, Norway
Tel.: +47 62 41 96 50

- Børresen AS, Sylling, Norway
- SB-Skog, Elverum, Norway

OTHER ACTIVITIES

Hjemmet Mortensen AS
NO-0441 Oslo, Norway
Tel.: +47 22 58 50 00
www.hm-media.no

Chr. Salvesen & Chr. Thams's Communications Aktieselskab
Løkkenvn. 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00

BROKERAGE HOUSES AND ANALYSTS

The brokerage houses that regularly monitor Orkla's activities are listed below. The list may be incomplete. It will be updated on Orkla's website (www.orkla.com/ir). Orkla wishes to emphasise that the analysts' estimates and opinions are their own and that they do not necessarily represent Orkla's views. Orkla does not necessarily agree with the content of the analyses nor with the information, conclusions or recommendations contained therein.

BROKERAGE HOUSE	ANALYST	TELEPHONE	E-MAIL
ABG Sundal Collier ASA	Øystein Øyehaug	+47 22 01 60 00	oystein.oyehaug@abgsc.no
Carnegie ASA	Preben Rasch-Olsen	+47 22 00 93 00	pro@carnegie.no
Danske Securities	Henrik Schultz	+47 85 40 53 23	henrik.schultz@danskebank.com
DnB NOR Markets	Terje Mauer	+47 22 94 88 50	terje.mauer@dnbnor.no
Enskilda Securities ASA	Atle Vereide	+47 21 00 85 00	atle.vereide@enskilda.no
First Securities ASA	Einar K. Strømstad	+47 23 23 80 00	einar.stromstad@first.no
Fondsfinans ASA	Per Haagensen	+47 23 11 30 00	per.haagensen@fondsfinans.no
Glitnir Securities ASA	Henning Lund	+47 22 01 63 00	henning.lund@glitnir.no
Handelsbanken Capital Markets	Tore Østby	+47 22 94 07 00	toos06@handelsbanken.no
Kaupthing ASA	Knut Ølstad	+47 24 14 74 00	keo@kaupthing.no
Pareto Securities ASA	Marianne Blaauw	+47 22 87 87 00	marianne.blaauw@pareto.no
UBS Investment Bank	Olof Cederholm	+46 8 453 73 00	olof.cederholm@ubs.com

INVESTOR CONTACTS AT ORKLA

NAME	TELEPHONE	E-MAIL
Rune Helland	+47 22 54 44 11	rune.helland@orkla.no
Siv Merethe Skorpen Brekke	+47 22 54 44 55	siv.merethe.brekke@orkla.no

ORKLA ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 40 90
Enterprise number: NO 910 747 711

Office address:
Karenslyst allé 6
NO-0278 Oslo, Norway

www.orkla.com
info@orkla.no

Main sponsor of:
SOS CHILDREN'S VILLAGES

Sponsor of:
DEN NORSKE OPERA
The Norwegian National Opera
The Norwegian National Ballet

THE OSLO CENTER

Affiliated:

Design and production: Gazette. Photo: Pål Rødahl/Tinagent, Guri Dahl/Tinagent, Sapa, André Øverdal/Hallvard Brein, Orkla Brands, Olaf Akselsen/Jotun, REC. Translation: Maidie Kloster, Virginia Siger. Print: RK Grafisk AS, March 2007

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